

05000198

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

LONG BEACH SECURITIES CORP. (Exact Name of Registrant as Specified in Charter)

0001119605 (Registrant CIK Number)

Form 8-K (filed January 4, 2005) (Electronic Report, Schedule or Registration Statement of Which the Documents are a Part (Give Period of Report))

333-109318 (SEC File Number, if Available)

____________________ (Name of Person Filing the Document (if Other Than the Registrant))

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized in the city of Anaheim, state of California, January 3, 2005.

Long Beach Securities Corp.
(Registrant)

By [signature], Authorized Officer
(Name and Title)

Filings Made by Persons Other Than the Registrant. After reasonable inquiry and to the best of my knowledge and belief, I certify on ________________, 200_, that the information set forth in this statement is true and complete.

By________________
(Name)

____
(Title)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **January 3, 2005**

LONG BEACH SECURITIES CORP.

(as depositor under the Pooling and Servicing Agreement, dated as of January 1, 2005, providing for the issuance of Asset-Backed Certificates, Series 2005-1)

(Exact name of registrant as specified in its charter)

333-109318
(Commission File Number)

Delaware	**33-0917586**
(State or other jurisdiction of incorporation)	(I.R.S. Employer Identification No.)

1400 South Douglass Road, Suite 100, Anaheim, California 92806
(Address of principal executive offices, with zip code)

(714) 939-5200
(Registrant's telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01 Other Events

Description of the Certificates and the Mortgage Pool

As of the date hereof, Long Beach Securities Corp. (the "Registrant") has caused to be filed with the Securities and Exchange Commission (the "Commission") pursuant to the Commission's Rule 424 a Prospectus Supplement to its Prospectus, dated February 10, 2004, in connection with the Registrant's issuance of a series of certificates, entitled Long Beach Mortgage Loan Trust 2005-1, Asset-Backed Certificates, Series 2005-1 (the "2005-1 Certificates"), to be issued pursuant to a pooling and servicing agreement, dated as of January 1, 2005, among the Registrant as depositor (the "Depositor"), Long Beach Mortgage Company as master servicer ("Master Servicer") and Deutsche Bank National Trust Company as trustee. The Registrant, Master Servicer, Greenwich Capital Markets, Inc. ("GCM"), WaMu Capital Corp. ("WCC") and Goldman, Sachs & Co. ("GS", and collectively with GCM and WCC, the "Co-Lead Underwriters"), as representatives for themselves and Credit Suisse First Boston LLC, have entered into an Underwriting Agreement dated as of December 9, 2004 for the purchase of the Class I-A1 Certificates, the Class II-A1 Certificates, the Class II-A2 Certificates, the Class II-A3 Certificates, the Class M-1 Certificates, the Class M-2 Certificates, the Class M-3 Certificates, the Class M-4 Certificates, the Class M-5 Certificates, the Class M-6 Certificates, the Class M-7 Certificates, the Class M-8 Certificates and the Class M-9 Certificates, (the "Underwritten Certificates"). The 2005-1 Certificates will represent in the aggregate the entire beneficial ownership interests in a trust fund (the "Trust Fund") consisting primarily of a pool of fixed rate and adjustable rate, first lien residential mortgage loans having original terms to maturity up to 30 years (the "Mortgage Loans").

Computational Materials

The Co-Lead Underwriters have advised the Registrant that they have furnished to certain prospective purchasers of Certificates certain materials, herein referred to as "Computational Materials", in written form, which Computational Materials are in the nature of data tables and term sheet information relating to the Mortgage Loans or other assets of the Trust Fund, the structure of the Underwritten Certificates and terms of certain classes of Underwritten Certificates, and the hypothetical characteristics and hypothetical performance of certain classes of Underwritten Certificates under certain assumptions and scenarios.

The Computational Materials have been provided by the Co-Lead Underwriters. The information in the Computational Materials is preliminary and will be superseded by the Prospectus Supplement relating to the Certificates and by any other information subsequently filed with the Commission.

The Computational Materials were prepared by the Co-Lead Underwriters at the request of certain prospective investors. The Computational Materials may be based on information that differs from the information set forth in the Prospectus Supplement.

Item 9.01 Financial Statements and Exhibits

(a) Financial Statements.
Not applicable.

(b) PRO FORMA Financial Information.
Not applicable.

(c) Exhibits

Exhibit No.	Item 601(A) of Regulation S-K Exhibit No.	Description
1	99.1	Computations Materials (as defined in Item 8.01) that have been provided by Greenwich Capital Markets, Inc., WaMu Capital Corp. and Goldman, Sachs & Co. to certain prospective purchasers of Long Beach Mortgage Loan Trust Asset-Backed Certificates, Series 2005-1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: January 3, 2005

LONG BEACH SECURITIES CORP.

By: ______________________

Name: Deven Patel

Title: Authorized Officer

Index to Exhibits

Exhibit No.	Description	Sequentially Numbered Page
99.1	Computations Materials (as defined in Item 8.01) that have been provided by Greenwich Capital Markets, Inc., WaMu Capital Corp. and Goldman, Sachs & Co. to certain prospective purchasers of Long Beach Mortgage Loan Trust Asset-Backed Certificates, Series 2005-1.	P

EXHIBIT 99.1

FILED BY PAPER

Long Beach Mortgage Loan Trust 2005-1

Marketing Materials

$1,520,239,000
(+/-10%, Approximate)

Long Beach Securities Corp.
Depositor

Long Beach Mortgage Company
Seller and Master Servicer

RBS Greenwich Capital **WaMu Capital Corp.** **Goldman Sachs**
Co-Lead Managers

FOR ADDITIONAL INFORMATION PLEASE CALL:

RBS GREENWICH CAPITAL

Asset-Backed Finance	
Brian Bernard	(203) 618-5693
Adam Smith	(203) 618-2271
Patrick Leo	(203) 618-2952
Greg McSweeney	(203) 618-2429
Trading	
Ron Weibye	(203) 625-6160
Peter McMullin	(203) 625-6160

RATING AGENCIES

Moody's	
Navneet Agarwal	(212) 553-3674
S&P	
Brian Grow	(212) 438-1555
Fitch	
Wen Hsu	(212) 908-0633

Preliminary Term Sheet ***Date Prepared: December 7, 2004***

$1,520,239,000

(+/- 10% Approximate)

Long Beach Mortgage Loan Trust 2005-1

Class[1,2,3]	Principal Amount ($)	WAL (Years) Call/Mat[4]	Payment Window Call/Mat[4]	Expected Rating S&P/Moody's	Assumed Final Distribution Date	Certificate Type
I-A1	$1,900,320,000	Not Offered Hereby		AAA/Aaa	January 2035	Floating Rate Senior
II-A1	$527,000,000	1.00/1.00	1-25/1-25	AAA/Aaa	January 2014	Floating Rate Senior
II-A2	$214,000,000	3.00/3.00	25-56/25-56	AAA/Aaa	January 2035	Floating Rate Senior
II-A3	$150,830,000	6.48/7.68	56-87/56-193	AAA/Aaa	January 2035	Floating Rate Senior
M-1	$158,408,000	5.03/5.54	42-87/42-162	AA+/Aa1	January 2035	Floating Rate Subordinate
M-2	$99,222,000	4.97/5.46	40-87/40-152	AA/Aa2	January 2035	Floating Rate Subordinate
M-3	$60,926,000	4.95/5.42	40-87/40-145	AA-/Aa3	January 2035	Floating Rate Subordinate
M-4	$60,926,000	4.93/5.37	39-87/39-139	A+/A1	January 2035	Floating Rate Subordinate
M-5	$43,519,000	4.92/5.34	39-87/39-133	A/A2	January 2035	Floating Rate Subordinate
M-6	$41,778,000	4.90/5.29	38-87/38-127	A-/A3	January 2035	Floating Rate Subordinate
M-7	$34,815,000	4.90/5.25	38-87/38-121	BBB+/Baa1	January 2035	Floating Rate Subordinate
M-8	$34,815,000	4.90/5.19	38-87/38-115	BBB/Baa2	January 2035	Floating Rate Subordinate
M-9	$34,815,000	4.89/5.10	37-87/37-108	BBB-/Baa3	January 2035	Floating Rate Subordinate
B-1[5]	$34,815,000	Not Offered Hereby		BB+/Ba1	January 2035	Floating Rate Subordinate
B-2[5]	$24,370,000	Not Offered Hereby		BB/NR	January 2035	Floating Rate Subordinate
Total:	**$3,420,559,000**					

(1) The Class I-A1 Certificates will be backed primarily by the Group I Mortgage Loans. The Class II-A1, Class II-A2 and Class II-A3 Certificates will be backed primarily by the Group II Mortgage Loans. The Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class B-1 and Class B-2 Certificates will be backed by the cash flows from the Mortgage Loans. The principal balance of each class of Offered Certificates and the Class B Certificates is subject to a 10% variance.

(2) The Class I-A1, Class II-A1, Class II-A2, Class II-A3, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class B-1 and Class B-2 Certificates are priced to a 10% Clean-up Call. The margin on the Class I-A1, Class II-A1, Class II-A2 and Class II-A3 Certificates will double on the first Distribution Date after the 10% Clean-up Call may first be exercised. The margin on each of the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class B-1 and Class B-2 Certificates will be equal to 1.5x the original margin on the first Distribution Date after the 10% Clean-up Call may first be exercised.

(3) See "Net WAC Rate" herein.

(4) See "Pricing Prepayment Speed" herein.

(5) The Class B Certificates (as defined herein) will be offered privately pursuant to Rule 144A of the Securities Act of 1933 to Qualified Institutional Buyers. The Class B Certificates are described herein because their amount, structure, collateral, rights, risks and other characteristics affect the amount, structure, collateral, rights, risks and other characteristics of the Offered Certificates.

Depositor: Long Beach Securities Corp.

Seller and Master Servicer: Long Beach Mortgage Company.

Sub-Servicer: Washington Mutual Bank, FA.

Co-Lead Managers: Greenwich Capital Markets, Inc., WaMu Capital Corp. and Goldman, Sachs & Co.

Co-Manager: Credit Suisse First Boston LLC.

Trustee: Deutsche Bank National Trust Company.

Certificates: The Class I-A1 (the "***Group I Certificates***"), Class II-A1, Class II-A2 and Class II-A3 Certificates (collectively, the "***Group II Certificates***" and together with the Group I Certificates, the "***Class A Certificates***"), and the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Certificates (collectively, the "***Class M Certificates***"). The Class A Certificates and the Class M Certificates are referred to herein as the "***Offered Certificates.***" The Class B-1 and Class B-2 Certificates (collectively, the "***Class B Certificates***") will be offered privately pursuant to Rule 144A of the Securities Act of 1933 to Qualified Institutional Buyers, the "***Privately Offered Certificates.***" The Class M Certificates and the Class B Certificates are referred to herein as the "***Subordinate Certificates***". The Class A Certificates, Class M Certificates and Class B Certificates are collectively referred to herein as the "***Certificates.***"

Federal Tax Status: The Certificates will represent ownership of REMIC regular interests for tax purposes.

Registration: The Certificates will be available in book-entry form through DTC and, upon request, through Clearstream, Luxembourg and the Euroclear System.

Cut-off Date: The close of business on January 1, 2005.

Expected Pricing Date: On or about December [9], 2004.

Expected Closing Date: On or about January 6, 2005.

Expected Settlement Date: On or about January 6, 2005.

Distribution Date: The 25th day of each month (or if not a business day, the next succeeding business day) commencing in February 2005.

Accrued Interest: The price to be paid by investors for the Certificates will not include accrued interest (settling flat).

Interest Accrual Period: The interest accrual period for each Distribution Date with respect to the Certificates will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on an actual/360 basis).

ERISA Eligibility: The Offered Certificates are expected to be ERISA eligible.

SMMEA Eligibility: The Class A, Class M-1, Class M-2 and Class M-3 Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA. None of the other Certificates is expected to be SMMEA eligible.

Clean-up Call: The terms of the transaction will allow for a clean-up call of the Mortgage Loans and the retirement of the Certificates (the "***Clean-up Call***"), which may be exercised by the Master Servicer once the aggregate principal balance of the Mortgage Loans and any REO properties is less than or equal to 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.

Pricing Prepayment Speed: The Certificates will be priced based on the following collateral prepayment assumptions:

FRM Loans: 115% PPC (100% PPC: 4% - 20% CPR over 12 months, 20% thereafter)
ARM Loans: 27% CPR

Mortgage Loans: The Mortgage Loans will consist of a pool of fixed-rate and adjustable-rate, one-to four-family, first lien residential mortgage loans. The description of the Mortgage Loans is on the basis of their scheduled principal balances as of the Cut-off Date. As of the Cut-off Date, the mortgage pool will consist of the Mortgage Loans with an aggregate scheduled principal balance of approximately $3,481,485,047, of which: (i) approximately $2,369,477,163 consist of a pool of conforming balance, first lien, fixed-rate and adjustable-rate mortgage loans (the "***Group I Mortgage Loans***") and (ii) approximately $1,112,007,884 consist of a pool of conforming and non-conforming balance, first lien, fixed-rate and adjustable-rate mortgage loans (the "***Group II Mortgage Loans***" and together with the Group I Mortgage Loans, the "***Mortgage Loans***"). See the attached collateral descriptions for additional information on the Mortgage Loans.

Adjusted Net Mortgage Rate: The "***Adjusted Net Mortgage Rate***" for any Mortgage Loan will be equal to the mortgage rate for such Mortgage Loan less the sum of (i) the servicing fee rate and (ii) the trustee fee rate.

Adjusted Net Maximum Mortgage Rate: The "***Adjusted Net Maximum Mortgage Rate***" for any Mortgage Loan will be equal to the maximum mortgage rate for such Mortgage Loan (or the mortgage rate for such Mortgage Loan, if such Mortgage Loan has a fixed rate) less the sum of (i) the servicing fee rate and (ii) the trustee fee rate.

Pass-Through Rate: The "***Pass-Through Rate***" on each Class of Certificates for any Distribution Date (other than the first Distribution Date) will be a per annum rate equal to the lesser of (i) the related Formula Rate and (ii) the related Net WAC Rate.

Formula Rate: The "***Formula Rate***" on each Class of Certificates will be a per annum rate equal to the lesser of (i) One Month LIBOR plus the related margin for such Class and (ii) the related Maximum Cap.

Group I Net WAC Rate: The "***Group I Net WAC Rate***" for the Group I Certificates for any Distribution Date (other than the first Distribution Date) will be a per annum rate equal to the weighted average of the Adjusted Net Mortgage Rates of the Group I Mortgage Loans (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).

Group II Net WAC Rate:	The "***Group II Net WAC Rate***" for the Group II Certificates for any Distribution Date (other than the first Distribution Date) will be a per annum rate equal to the weighted average of the Adjusted Net Mortgage Rates of the Group II Mortgage Loans (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).
Subordinate Net WAC Rate:	The "***Subordinate Net WAC Rate***" for the Subordinate Certificates for any Distribution Date (other than the first Distribution Date) will be a per annum rate equal to the weighted average (weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group the current principal balance of the related Class A Certificates), of (i) the weighted average of the Adjusted Net Mortgage Rates of the Group I Mortgage Loans and (ii) the weighted average of the Adjusted Net Mortgage Rates of the Group II Mortgage Loans (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).
Group I Maximum Cap:	The "***Group I Maximum Cap***" for the Group I Certificates will be a per annum rate equal to the weighted average of the Adjusted Net Maximum Mortgage Rates of the Group I Mortgage Loans (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).
Group II Maximum Cap:	The "***Group II Maximum Cap***" for the Group II Certificates will be a per annum rate equal to the weighted average of the Adjusted Net Maximum Mortgage Rates of the Group II Mortgage Loans (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).
Subordinate Maximum Cap:	The "***Subordinate Maximum Cap***" for the Subordinate Certificates will be a per annum rate equal to the weighted average (weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group the current principal balance of the related Class A Certificates), of (i) the weighted average of the Adjusted Net Maximum Mortgage Rates of the Group I Mortgage Loans and (ii) the weighted average of the Adjusted Net Maximum Mortgage Rates of the Group II Mortgage Loans (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).
Net WAC Rate Carryover Amount:	If on any Distribution Date the Pass-Through Rate for any Class of Certificates is limited by the related Net WAC Rate, the "***Net WAC Rate Carryover Amount***" for such Class will be equal to the sum of (i) the excess of (a) the amount of interest that would have accrued on such class based on the related Formula Rate over (b) the amount of interest actually accrued on such class based on the related Net WAC Rate and (ii) the unpaid portion of any related Net WAC Rate Carryover Amount from the prior Distribution Date together with accrued interest thereon at the related Formula Rate. Any Net WAC Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates to the extent of funds available.

Yield Maintenance Agreement:

On the Closing Date, the Depositor will assign to the Trustee, or the Trustee will directly enter into, three yield maintenance agreements to make payments in respect of any Net WAC Rate Carryover Amounts on the Offered Certificates and Class B Certificates as described herein. On each Distribution Date, the counterparty to the related yield maintenance agreement will be obligated to make a payment to the trust equal to the product of (a) the excess, if any, of (i) One Month LIBOR, subject to a maximum set forth in the related yield maintenance agreement schedule over (ii) the strike price for such Distribution Date specified on the related yield maintenance agreement schedule herein, (b) the notional balance for such Distribution Date specified on the related yield maintenance agreement schedule herein, and (c) the actual number of days in the related interest accrual period divided by 360. The Group I Yield Maintenance Agreement will terminate after the Distribution Date in November 2008, the Group II Yield Maintenance Agreement will terminate after the Distribution Date in September 2008 and the Subordinate Yield Maintenance Agreement will terminate after the Distribution Date in September 2008.

Credit Enhancement:

Consists of the following:

1) Excess Cashflow;
2) Overcollateralization; and,
3) Subordination.

Excess Cashflow:

The ***"Excess Cashflow"*** for any Distribution Date will be equal to the available funds remaining after priorities 1) and 2) under "Priority of Distributions."

Overcollateralized Amount:

The "***Overcollateralized Amount***" for any Distribution Date will be equal to the excess of the aggregate principal balance of the Mortgage Loans on the last day of the related due period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related prepayment period) over the sum of the aggregate principal balance of the Offered Certificates and the Privately Offered Certificates (assuming that 100% of the aggregate principal remittance amount is applied as a principal payment on such Distribution Date). On the Closing Date, the Overcollateralized Amount will be fully funded at approximately 1.75% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date. To the extent the Overcollateralized Amount is reduced below the Overcollateralization Target Amount, Excess Cashflow will be distributed to the Offered Certificates and Privately Offered Certificates as described below to build the Overcollateralized Amount until the Overcollateralization Target Amount is reached.

Overcollateralization Target Amount:

On any Distribution Date, the "***Overcollateralization Target Amount***" will be equal:
(i) prior to the Stepdown Date, 1.75% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date; and,
(ii) on or after the Stepdown Date, the greater of:
(a) the lesser of (A) 1.75% of the aggregate principal balances of the Mortgage Loans as of the Cut-off Date and (B) 3.50% of the current aggregate principal balance of the Mortgage Loans;
(b) 0.50% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date (the "***OC Floor***").

On any Distribution Date on which a Trigger Event is in effect, the Overcollateralization Target Amount will be equal to the Overcollateralization Target Amount as of the preceding Distribution Date.

Stepdown Date:

The earlier to occur of
(i) the Distribution Date on which the aggregate certificate principal balance of the Class A Certificates has been reduced to zero; and,
(ii) the later to occur of
(x) the Distribution Date occurring in February 2008 and
(y) the first Distribution Date on which the Credit Enhancement Percentage is greater than or equal to 39.60%.

Credit Enhancement Percentage:

The "***Credit Enhancement Percentage***" for a Distribution Date is equal to (i) the sum of (a) the aggregate certificate principal balance of the Subordinate Certificates and (b) the Overcollateralized Amount divided by (ii) the aggregate principal balance of the Mortgage Loans.

Delinquency Trigger Event:

A "***Delinquency Trigger Event***" is in effect on any Distribution Date on or after the Stepdown Date, if the 60+ delinquency percentage exceeds [38.00]% of the current Credit Enhancement Percentage.

Loss Trigger Event:

A "***Loss Trigger Event***" is in effect on any Distribution Date on or after the Stepdown Date, if the cumulative Realized Losses on the Mortgage Loans as a percentage of the principal balance of the Mortgage Loans as of the Cut-off Date, for the related Distribution Date are greater than:

Distribution Date	Percentage
February 2008 to January 2009	[3.00]%
February 2009 to January 2010	[4.50]%
February 2010 to January 2011	[5.50]%
February 2011 and thereafter	[5.75]%

Trigger Event:

A "***Trigger Event***" is in effect with respect to any Distribution Date if either a Loss Trigger Event or a Delinquency Trigger Event is in effect on such Distribution Date.

Credit Support:

Initial Credit Enhancement		**Target Credit Enhancement On and After Stepdown Date**	
Class	**Percent**	**Class**	**Percent**
A	19.80%	A	39.60%
M-1	15.25%	M-1	30.50%
M-2	12.40%	M-2	24.80%
M-3	10.65%	M-3	21.30%
M-4	8.90%	M-4	17.80%
M-5	7.65%	M-5	15.30%
M-6	6.45%	M-6	12.90%
M-7	5.45%	M-7	10.90%
M-8	4.45%	M-8	8.90%
M-9	3.45%	M-9	6.90%
B-1	2.45%	B-1	4.90%
B-2	1.75%	B-2	3.50%

Realized Losses:

If a Mortgage Loan becomes a liquidated loan, the net liquidation proceeds relating thereto may be less than the principal balance on such Mortgage Loan. The amount of such insufficiency is a "***Realized Loss***." Realized Losses on the Mortgage Loans will, in effect, be absorbed first, by the Excess Cashflow and second by the reduction of the Overcollateralized Amount. Following the reduction of the Overcollateralized Amount to zero, all remaining Realized Losses will be applied in reverse sequential order, first to the Class B-2 Certificates, second to the Class B-1 Certificates, third to the Class M-9 Certificates, fourth to the Class M-8 Certificates, fifth to the Class M-7 Certificates, sixth to the Class M-6 Certificates, seventh to the Class M-5 Certificates, eighth to the Class M-4 Certificates, ninth to the Class M-3 Certificates, tenth to the Class M-2 Certificates and eleventh to the Class M-1 Certificates.

Priority of Distributions:

Available funds from the Mortgage Loans will be distributed as follows:

1) Interest funds, as follows: first to pay servicing fees and trustee fees, second, monthly interest plus any previously unpaid interest to the Class A Certificates generally from the related loan group, pro rata, based on their entitlements, third, monthly interest to the Class M-1 Certificates, fourth, monthly interest to the Class M-2 Certificates, fifth, monthly interest to the Class M-3 Certificates, sixth, monthly interest to the Class M-4 Certificates, seventh, monthly interest to the Class M-5 Certificates, eighth, monthly interest to the Class M-6 Certificates, ninth, monthly interest to the Class M-7 Certificates, tenth, monthly interest to the Class M-8 Certificates, eleventh, monthly interest to the Class M-9 Certificates, twelfth, monthly interest to the Class B-1 Certificates, and thirteenth, monthly interest to the Class B-2 Certificates.

2) Principal funds, as follows: monthly principal to the Class A Certificates, generally based on principal collected from the related loan group, as described under "Principal Paydown," then monthly principal to the Class M-1 Certificates as described under "Principal Paydown," then monthly principal to the Class M-2 Certificates as described under "Principal Paydown," then monthly principal to the Class M-3 Certificates as described under "Principal Paydown," then monthly principal to the Class M-4 Certificates as described under "Principal Paydown," then monthly principal to the Class M-5 Certificates as described under "Principal Paydown," then monthly principal to the Class M-6 Certificates as described under "Principal Paydown," then monthly principal to the Class M-7 Certificates as described under "Principal Paydown," then monthly principal to the Class M-8 Certificates as described under "Principal Paydown," then monthly principal to the Class M-9 Certificates as described under "Principal Paydown", then monthly principal to the Class B-1 Certificates as described under "Principal Paydown" and then monthly principal to the Class B-2 Certificates as described under "Principal Paydown."

3) Excess Cashflow as follows: as principal to the Offered Certificates and the Class B Certificates to replenish or maintain the Overcollateralized Amount as described under "Principal Paydown," then any previously unpaid interest on the Class A Certificates, pro rata, based on their respective entitlements, then any previously unpaid interest to the Class M-1 Certificates, then any unpaid applied Realized Loss amount to the Class M-1 Certificates, then any previously unpaid interest to the Class M-2 Certificates, then any unpaid applied Realized Loss amount to the Class M-2 Certificates, then any previously unpaid interest to the Class M-3 Certificates, then any unpaid applied Realized Loss amount to the Class M-3 Certificates, then any previously unpaid interest to the Class M-4 Certificates, then any unpaid applied Realized Loss amount to the Class M-4 Certificates, then any previously unpaid interest to the Class M-5 Certificates, then, any unpaid applied Realized Loss amount to the Class M-5 Certificates, then any previously unpaid interest to the Class M-6 Certificates, then, any unpaid applied Realized Loss amount to the Class M-6 Certificates, then any previously unpaid interest to the Class M-7 Certificates, then, any unpaid applied Realized Loss amount to the Class M-7 Certificates, then any previously unpaid interest to the Class M-8 Certificates, then, any unpaid applied Realized Loss amount to the Class M-8 Certificates, then any previously unpaid interest to the Class M-9 Certificates, then, any unpaid applied Realized Loss amount to the Class M-9 Certificates, then any previously unpaid interest to the Class B-1 Certificates, then any unpaid applied Realized Loss amount to the Class B-1 Certificates, then any previously unpaid interest to the Class B-2 Certificates and then any unpaid applied Realized Loss amount to the Class B-2 Certificates.

4) Any proceeds from the Group I Yield Maintenance Agreement will be distributed to pay any Net WAC Rate Carryover Amount with respect to the Class I-A1 Certificates. Any proceeds from the Group II Yield Maintenance Agreement will be distributed to pay any Net WAC Rate Carryover Amount with respect to the Group II Certificates, pro rata, based on aggregate certificate principal balance. Any proceeds from the Subordinate Yield Maintenance Agreement will be distributed to pay any Net WAC Rate Carryover Amount with respect to the Subordinate Certificates, pro rata, based on aggregate certificate principal balance.

5) Any Excess Cashflow remaining after distributions described in (3) above will be distributed to pay any related Net WAC Rate Carryover Amount remaining unpaid after distributions in (4) above as follows: first to the Senior Certificates, pro rata, based on the aggregate certificate principal balance then to the Class M-1 Certificates, then to the Class M-2 Certificates, then to the Class M-3 Certificates, then to the Class M-4 Certificates, then to the Class M-5 Certificates, then to the Class M-6 Certificates, then to the Class M-7 Certificates, then to the Class M-8 Certificates, then to the Class M-9 Certificates, then to the Class B-1 Certificates and lastly to the Class B-2 Certificates.

6) Any remaining Excess Cashflow to the holders of the non-offered classes of certificates as further described in the pooling agreement.

Principal Paydown:

Any amounts distributable in regards to principal with respect to the Class II-A1, Class II-A2 and Class II-A3 Certificates will be distributed sequentially as follows: to the Class II-A1 Certificates, until the certificate principal balance thereof has been reduced to zero, then to the Class II-A2 Certificates, until the certificate principal balance thereof has been reduced to zero, and then to the Class II-A3 Certificates, until the certificate principal balance thereof has been reduced to zero.

Prior to the Stepdown Date or if a Trigger Event is in effect, 100% of principal will be distributed to the Class A Certificates generally based on principal collected from the related loan groups. Provided, however if the Class A Certificates have been retired, principal will be applied sequentially in the following order of priority: 1) Class M-1 Certificates, 2) Class M-2 Certificates, 3) Class M-3 Certificates, 4) Class M-4 Certificates, 5) Class M-5 Certificates, 6) Class M-6 Certificates, 7) Class M-7 Certificates, 8) Class M-8 Certificates, 9) Class M-9 Certificates, 10) Class B-1 Certificates and 11) Class B-2 Certificates.

On or after the Stepdown Date and if a Trigger Event is not in effect, the Certificates will be entitled to receive payments of principal in the following order of priority: first to the Class A Certificates, on a pro-rata basis based the certificate principal balance of the Group I Certificates and Group II Certificates, such that the Class A Certificates will have at least 39.60% credit enhancement, second to the Class M-1 Certificates, such that the Class M-1 Certificates will have at least 30.50% credit enhancement, third to the Class M-2 Certificates such that the Class M-2 Certificates will have at least 24.80% credit enhancement, fourth, to the Class M-3 Certificates such that the Class M-3 Certificates will have at least 21.30% credit enhancement, fifth, to the Class M-4 Certificates such that the Class M-4 Certificates will have at least 17.80% credit enhancement, sixth, to the Class M-5 Certificates such that the Class M-5 Certificates will have at least 15.30% credit enhancement, seventh, to the Class M-6 Certificates such that the Class M-6 Certificates will have at least 12.90% credit enhancement, eighth, to the Class M-7 Certificates such that the Class M-7 Certificates will have at least 10.90% credit enhancement, ninth, to the Class M-8 Certificates such that the Class M-8 Certificates will have at least 8.90% credit enhancement, tenth, to the Class M-9 Certificates such that the Class M-9 Certificates will have at least 6.90% credit enhancement, eleventh to the Class B-1 Certificates such that the Class B-1 Certificates will have at least 4.90% credit enhancement, and twelfth, to the Class B-2 Certificates such that the Class B-2 Certificates will have at least 3.50% credit enhancement (subject, in each cased to any overcollateralization floors).

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc., WaMu Capital Corp. and/or Goldman, Sachs & Co. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither the Co-Lead Managers nor any of their affiliates make any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Weighted Average Life Tables

Class II-A1 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 18% CPR	100% PPC 22% CPR	115% PPC 27% CPR	130% PPC 32% CPR	145% PPC 36% CPR
WAL (yr)	1.50	1.23	1.00	0.84	0.74
MDUR (yr)	1.44	1.19	0.97	0.82	0.72
First Prin Pay	1	1	1	1	1
Last Prin Pay	38	31	25	20	18

Class II-A1 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 18% CPR	100% PPC 22% CPR	115% PPC 27% CPR	130% PPC 32% CPR	145% PPC 36% CPR
WAL (yr)	1.50	1.23	1.00	0.84	0.74
MDUR (yr)	1.44	1.19	0.97	0.82	0.72
First Prin Pay	1	1	1	1	1
Last Prin Pay	38	31	25	20	18

Weighted Average Life Tables

Class II-A2 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 18% CPR	100% PPC 22% CPR	115% PPC 27% CPR	130% PPC 32% CPR	145% PPC 36% CPR
WAL (yr)	4.86	3.94	3.00	2.29	2.00
MDUR (yr)	4.49	3.68	2.84	2.20	1.93
First Prin Pay	38	31	25	20	18
Last Prin Pay	86	70	56	34	30

Class II-A2 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 18% CPR	100% PPC 22% CPR	115% PPC 27% CPR	130% PPC 32% CPR	145% PPC 36% CPR
WAL (yr)	4.86	3.94	3.00	2.29	2.00
MDUR (yr)	4.49	3.68	2.84	2.20	1.93
First Prin Pay	38	31	25	20	18
Last Prin Pay	86	70	56	34	30

Class II-A3 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 18% CPR	100% PPC 22% CPR	115% PPC 27% CPR	130% PPC 32% CPR	145% PPC 36% CPR
WAL (yr)	9.79	8.00	6.48	5.18	3.96
MDUR (yr)	8.44	7.06	5.84	4.75	3.68
First Prin Pay	86	70	56	34	30
Last Prin Pay	131	107	87	72	63

Class II-A3 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 18% CPR	100% PPC 22% CPR	115% PPC 27% CPR	130% PPC 32% CPR	145% PPC 36% CPR
WAL (yr)	11.55	9.50	7.68	6.19	4.83
MDUR (yr)	9.61	8.13	6.75	5.54	4.39
First Prin Pay	86	70	56	34	30
Last Prin Pay	275	234	193	161	141

Weighted Average Life Tables

Class M-1 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 18% CPR	100% PPC 22% CPR	115% PPC 27% CPR	130% PPC 32% CPR	145% PPC 36% CPR
WAL (yr)	7.22	5.92	5.03	4.68	4.76
MDUR (yr)	6.34	5.31	4.59	4.31	4.38
First Prin Pay	41	38	42	46	50
Last Prin Pay	131	107	87	72	63

Class M-1 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 18% CPR	100% PPC 22% CPR	115% PPC 27% CPR	130% PPC 32% CPR	145% PPC 36% CPR
WAL (yr)	7.96	6.55	5.54	5.11	5.14
MDUR (yr)	6.84	5.76	4.98	4.65	4.69
First Prin Pay	41	38	42	46	50
Last Prin Pay	236	198	162	136	119

Class M-2 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 18% CPR	100% PPC 22% CPR	115% PPC 27% CPR	130% PPC 32% CPR	145% PPC 36% CPR
WAL (yr)	7.22	5.91	4.97	4.49	4.37
MDUR (yr)	6.33	5.30	4.53	4.14	4.04
First Prin Pay	41	38	40	43	46
Last Prin Pay	131	107	87	72	63

Class M-2 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 18% CPR	100% PPC 22% CPR	115% PPC 27% CPR	130% PPC 32% CPR	145% PPC 36% CPR
WAL (yr)	7.93	6.52	5.46	4.91	4.73
MDUR (yr)	6.80	5.73	4.91	4.47	4.33
First Prin Pay	41	38	40	43	46
Last Prin Pay	223	186	152	127	111

Weighted Average Life Tables

Class M-3 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 18% CPR	100% PPC 22% CPR	115% PPC 27% CPR	130% PPC 32% CPR	145% PPC 36% CPR
WAL (yr)	7.22	5.91	4.95	4.41	4.22
MDUR (yr)	6.32	5.29	4.50	4.06	3.90
First Prin Pay	41	37	40	42	44
Last Prin Pay	131	107	87	72	63

Class M-3 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 18% CPR	100% PPC 22% CPR	115% PPC 27% CPR	130% PPC 32% CPR	145% PPC 36% CPR
WAL (yr)	7.90	6.49	5.42	4.81	4.56
MDUR (yr)	6.77	5.70	4.86	4.38	4.18
First Prin Pay	41	37	40	42	44
Last Prin Pay	214	178	145	121	106

Class M-4 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 18% CPR	100% PPC 22% CPR	115% PPC 27% CPR	130% PPC 32% CPR	145% PPC 36% CPR
WAL (yr)	7.22	5.91	4.93	4.37	4.13
MDUR (yr)	6.23	5.22	4.44	3.99	3.79
First Prin Pay	41	37	39	41	42
Last Prin Pay	131	107	87	72	63

Class M-4 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 18% CPR	100% PPC 22% CPR	115% PPC 27% CPR	130% PPC 32% CPR	145% PPC 36% CPR
WAL (yr)	7.87	6.46	5.37	4.74	4.45
MDUR (yr)	6.65	5.60	4.77	4.28	4.05
First Prin Pay	41	37	39	41	42
Last Prin Pay	206	171	139	116	101

Weighted Average Life Tables

Class M-5 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 18% CPR	100% PPC 22% CPR	115% PPC 27% CPR	130% PPC 32% CPR	145% PPC 36% CPR
WAL (yr)	7.22	5.91	4.92	4.33	4.06
MDUR (yr)	6.20	5.20	4.42	3.94	3.72
First Prin Pay	41	37	39	40	41
Last Prin Pay	131	107	87	72	63

Class M-5 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 18% CPR	100% PPC 22% CPR	115% PPC 27% CPR	130% PPC 32% CPR	145% PPC 36% CPR
WAL (yr)	7.83	6.43	5.34	4.68	4.37
MDUR (yr)	6.59	5.56	4.73	4.22	3.97
First Prin Pay	41	37	39	40	41
Last Prin Pay	197	163	133	111	97

Class M-6 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 18% CPR	100% PPC 22% CPR	115% PPC 27% CPR	130% PPC 32% CPR	145% PPC 36% CPR
WAL (yr)	7.22	5.91	4.90	4.31	4.02
MDUR (yr)	6.17	5.18	4.39	3.91	3.68
First Prin Pay	41	37	38	39	40
Last Prin Pay	131	107	87	72	63

Class M-6 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 18% CPR	100% PPC 22% CPR	115% PPC 27% CPR	130% PPC 32% CPR	145% PPC 36% CPR
WAL (yr)	7.78	6.39	5.29	4.63	4.30
MDUR (yr)	6.53	5.51	4.68	4.16	3.90
First Prin Pay	41	37	38	39	40
Last Prin Pay	190	157	127	106	93

Weighted Average Life Tables

Class M-7 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 18% CPR	100% PPC 22% CPR	115% PPC 27% CPR	130% PPC 32% CPR	145% PPC 36% CPR
WAL (yr)	7.22	5.91	4.90	4.28	3.98
MDUR (yr)	6.03	5.08	4.31	3.83	3.60
First Prin Pay	41	37	38	39	40
Last Prin Pay	131	107	87	72	63

Class M-7 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 18% CPR	100% PPC 22% CPR	115% PPC 27% CPR	130% PPC 32% CPR	145% PPC 36% CPR
WAL (yr)	7.73	6.34	5.25	4.57	4.23
MDUR (yr)	6.34	5.36	4.56	4.05	3.79
First Prin Pay	41	37	38	39	40
Last Prin Pay	181	149	121	101	88

Class M-8 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 18% CPR	100% PPC 22% CPR	115% PPC 27% CPR	130% PPC 32% CPR	145% PPC 36% CPR
WAL (yr)	7.22	5.91	4.90	4.27	3.95
MDUR (yr)	6.00	5.06	4.30	3.81	3.56
First Prin Pay	41	37	38	38	39
Last Prin Pay	131	107	87	72	63

Class M-8 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 18% CPR	100% PPC 22% CPR	115% PPC 27% CPR	130% PPC 32% CPR	145% PPC 36% CPR
WAL (yr)	7.65	6.28	5.19	4.52	4.16
MDUR (yr)	6.27	5.30	4.51	4.00	3.72
First Prin Pay	41	37	38	38	39
Last Prin Pay	172	142	115	96	83

Weighted Average Life Tables

Class M-9 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 18% CPR	100% PPC 22% CPR	115% PPC 27% CPR	130% PPC 32% CPR	145% PPC 36% CPR
WAL (yr)	7.22	5.91	4.89	4.25	3.93
MDUR (yr)	5.73	4.86	4.15	3.68	3.45
First Prin Pay	41	37	37	38	38
Last Prin Pay	131	107	87	72	63

Class M-9 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 18% CPR	100% PPC 22% CPR	115% PPC 27% CPR	130% PPC 32% CPR	145% PPC 36% CPR
WAL (yr)	7.54	6.18	5.10	4.43	4.08
MDUR (yr)	5.91	5.03	4.29	3.81	3.56
First Prin Pay	41	37	37	38	38
Last Prin Pay	162	133	108	90	78

Class B-1 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 18% CPR	100% PPC 22% CPR	115% PPC 27% CPR	130% PPC 32% CPR	145% PPC 36% CPR
WAL (yr)	7.22	5.91	4.88	4.24	3.90
MDUR (yr)	5.65	4.80	4.10	3.65	3.39
First Prin Pay	41	37	37	37	38
Last Prin Pay	131	107	87	72	63

Class B-1 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 18% CPR	100% PPC 22% CPR	115% PPC 27% CPR	130% PPC 32% CPR	145% PPC 36% CPR
WAL (yr)	7.34	6.02	4.96	4.31	3.95
MDUR (yr)	5.72	4.87	4.15	3.70	3.43
First Prin Pay	41	37	37	37	38
Last Prin Pay	148	122	98	82	71

Weighted Average Life Tables

Class B-2 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 18% CPR	100% PPC 22% CPR	115% PPC 27% CPR	130% PPC 32% CPR	145% PPC 36% CPR
WAL (yr)	7.03	5.76	4.75	4.11	3.79
MDUR (yr)	5.55	4.71	4.01	3.55	3.31
First Prin Pay	41	37	37	37	37
Last Prin Pay	130	106	86	71	62

Class B-2 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 18% CPR	100% PPC 22% CPR	115% PPC 27% CPR	130% PPC 32% CPR	145% PPC 36% CPR
WAL (yr)	7.03	5.76	4.75	4.11	3.79
MDUR (yr)	5.55	4.71	4.01	3.55	3.31
First Prin Pay	41	37	37	37	37
Last Prin Pay	130	106	86	71	62

Yield Maintenance Agreement Schedule and Strike Rates For Group II Certificates

Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)	Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)
1	NA	NA	NA	23	400,394,899	7.291458	10.000000
2	863,268,423	6.793465	10.000000	24	383,966,447	7.056883	10.000000
3	835,374,296	6.135958	10.000000	25	367,969,869	7.056700	10.000000
4	808,129,307	6.342216	10.000000	26	352,393,806	7.812571	10.000000
5	781,516,236	6.142590	10.000000	27	337,227,257	7.056332	10.000000
6	755,518,907	6.348112	10.000000	28	322,459,509	7.757067	10.000000
7	730,120,719	6.143256	10.000000	29	308,115,464	7.945706	10.000000
8	705,306,396	6.143180	10.000000	30	294,181,791	8.211025	10.000000
9	681,061,583	6.347875	10.000000	31	280,613,114	7.946707	10.000000
10	657,379,106	6.144770	10.000000	32	267,399,926	7.955397	10.000000
11	634,314,042	6.354708	10.000000	33	254,533,635	8.220187	10.000000
12	611,852,407	6.150461	10.000000	34	242,004,441	8.431099	10.000000
13	589,978,621	6.150384	10.000000	35	229,828,974	9.174181	10.000000
14	568,677,234	6.809269	10.000000	36	217,996,798	8.878505	10.000000
15	547,933,317	6.150230	10.000000	37	206,473,655	8.878261	10.000000
16	527,732,326	6.356952	10.000000	38	206,473,655	9.493652	10.000000
17	508,060,255	6.156825	10.000000	39	206,473,655	8.880602	10.000000
18	488,903,588	6.362816	10.000000	40	206,473,655	9.647903	10.000000
19	470,248,509	6.157485	10.000000	41	206,473,655	9.771996	10.000000
20	452,081,846	6.157406	10.000000	42	NA	NA	NA
21	434,390,853	6.362570	10.000000	43	206,473,655	9.770850	10.000000
22	417,163,119	6.616765	10.000000	44	206,473,655	9.773565	10.000000

Yield Maintenance Agreement Schedule and Strike Rates For Subordinate Certificates

Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)	Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)
1	NA	NA	NA	23	628,409,000	7.482538	10.000000
2	628,409,000	7.039597	10.000000	24	628,409,000	7.241205	10.000000
3	628,409,000	6.358544	10.000000	25	628,409,000	7.240983	10.000000
4	628,409,000	6.571252	10.000000	26	628,409,000	8.016557	10.000000
5	628,409,000	6.364516	10.000000	27	628,409,000	7.240538	10.000000
6	628,409,000	6.577060	10.000000	28	628,409,000	7.666667	10.000000
7	628,409,000	6.364988	10.000000	29	628,409,000	8.095586	10.000000
8	628,409,000	6.365051	10.000000	30	628,409,000	8.365177	10.000000
9	628,409,000	6.577253	10.000000	31	628,409,000	8.095111	10.000000
10	628,409,000	6.365643	10.000000	32	628,409,000	8.097488	10.000000
11	628,409,000	6.583073	10.000000	33	628,409,000	8.366867	10.000000
12	628,409,000	6.370978	10.000000	34	628,409,000	8.299070	10.000000
13	628,409,000	6.370978	10.000000	35	628,409,000	9.304140	10.000000
14	628,409,000	7.053583	10.000000	36	628,409,000	9.003745	10.000000
15	628,409,000	6.370978	10.000000	37	628,409,000	9.003027	10.000000
16	628,409,000	6.583917	10.000000	38	608,378,630	9.624228	10.000000
17	628,409,000	6.376594	10.000000	39	575,349,012	9.002488	10.000000
18	628,409,000	6.589416	10.000000	40	543,177,447	9.493896	10.000000
19	628,409,000	6.376853	10.000000	41	511,866,324	9.865535	10.000000
20	628,409,000	6.376851	10.000000	42	NA	NA	NA
21	628,409,000	6.589411	10.000000	43	451,828,229	9.863530	10.000000
22	628,409,000	6.559103	10.000000	44	422,970,779	9.863526	10.000000

Effective Available Funds Schedule for Group II Certificates

Assumptions to Optional Termination

Period	NWC (1) (%)	NWC (2,3) (%)		Period	NWC (1) (%)	NWC (2,3) (%)		Period	NWC (1) (%)	NWC (2,3) (%)
1	3.80	3.80		31	7.95	10.00		61	11.57	11.57
2	6.79	10.00		32	7.96	10.00		62	12.81	12.81
3	6.14	10.00		33	8.22	10.00		63	11.57	11.57
4	6.34	10.00		34	8.43	10.00		64	11.96	11.96
5	6.14	10.00		35	9.17	10.00		65	11.58	11.58
6	6.35	10.00		36	8.88	10.00		66	11.96	11.96
7	6.14	10.00		37	8.88	10.00		67	11.58	11.58
8	6.14	10.00		38	9.49	10.00		68	11.57	11.57
9	6.35	10.00		39	8.88	10.00		69	11.96	11.96
10	6.14	10.00		40	9.65	10.00		70	11.58	11.58
11	6.35	10.00		41	9.77	10.00		71	11.97	11.97
12	6.15	10.00		42	10.10	10.10		72	11.58	11.58
13	6.15	10.00		43	9.77	10.00		73	11.58	11.58
14	6.81	10.00		44	9.77	10.00		74	12.82	12.82
15	6.15	10.00		45	10.10	10.10		75	11.58	11.58
16	6.36	10.00		46	10.23	10.23		76	11.97	11.97
17	6.16	10.00		47	11.02	11.02		77	11.59	11.59
18	6.36	10.00		48	10.66	10.66		78	11.97	11.97
19	6.16	10.00		49	10.66	10.66		79	11.58	11.58
20	6.16	10.00		50	11.81	11.81		80	11.58	11.58
21	6.36	10.00		51	10.66	10.66		81	11.97	11.97
22	6.62	10.00		52	11.48	11.48		82	11.58	11.58
23	7.29	10.00		53	11.55	11.55		83	11.97	11.97
24	7.06	10.00		54	11.93	11.93		84	11.58	11.58
25	7.06	10.00		55	11.55	11.55		85	11.58	11.58
26	7.81	10.00		56	11.55	11.55		86	12.37	12.37
27	7.06	10.00		57	11.94	11.94		87	11.58	11.58
28	7.76	10.00		58	11.56	11.56		88	11.96	11.96
29	7.95	10.00		59	11.96	11.96				
30	8.21	10.00		60	11.57	11.57				

(1) Assumes 1mLIBOR and 6mLIBOR stay at 2.35% and 20.00%, respectively, and the cashflows are run to the Optional Termination at the pricing speed.

(2) Assumes 1mLIBOR and 6mLIBOR increases instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.

(3) Assumes proceeds from the related Yield Maintenance Agreement included.

Effective Available Funds Schedule for Subordinate Certificates

Assumptions to Optional Termination

Period	NWC [1] (%)	NWC [2,3] (%)	Period	NWC [1] (%)	NWC [2,3] (%)	Period	NWC [1] (%)	NWC [2,3] (%)
1	3.94	3.94	31	8.10	10.00	61	11.58	11.58
2	7.04	10.00	32	8.10	10.00	62	12.82	12.82
3	6.36	10.00	33	8.37	10.00	63	11.58	11.58
4	6.57	10.00	34	8.30	10.00	64	11.97	11.97
5	6.36	10.00	35	9.30	10.00	65	11.58	11.58
6	6.58	10.00	36	9.00	10.00	66	11.97	11.97
7	6.36	10.00	37	9.00	10.00	67	11.58	11.58
8	6.37	10.00	38	9.62	10.00	68	11.58	11.58
9	6.58	10.00	39	9.00	10.00	69	11.96	11.96
10	6.37	10.00	40	9.49	10.00	70	11.58	11.58
11	6.58	10.00	41	9.87	10.00	71	11.97	11.97
12	6.37	10.00	42	10.19	10.19	72	11.58	11.58
13	6.37	10.00	43	9.86	10.00	73	11.58	11.58
14	7.05	10.00	44	9.86	10.00	74	12.82	12.82
15	6.37	10.00	45	10.19	10.19	75	11.57	11.57
16	6.58	10.00	46	10.05	10.05	76	11.96	11.96
17	6.38	10.00	47	11.08	11.08	77	11.58	11.58
18	6.59	10.00	48	10.72	10.72	78	11.96	11.96
19	6.38	10.00	49	10.72	10.72	79	11.57	11.57
20	6.38	10.00	50	11.87	11.87	80	11.57	11.57
21	6.59	10.00	51	10.72	10.72	81	11.96	11.96
22	6.56	10.00	52	11.26	11.26	82	11.57	11.57
23	7.48	10.00	53	11.57	11.57	83	11.95	11.95
24	7.24	10.00	54	11.96	11.96	84	11.57	11.57
25	7.24	10.00	55	11.57	11.57	85	11.56	11.56
26	8.02	10.00	56	11.57	11.57	86	12.36	12.36
27	7.24	10.00	57	11.96	11.96	87	11.56	11.56
28	7.67	10.00	58	11.57	11.57	88	11.94	11.94
29	8.10	10.00	59	11.97	11.97			
30	8.37	10.00	60	11.58	11.58			

(1) Assumes 1mLIBOR and 6mLIBOR stay at 2.35% and 20.00%, respectively, and the cashflows are run to the Optional Termination at the pricing speed.

(2) Assumes 1mLIBOR and 6mLIBOR increases instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.

(3) Assumes proceeds from the related Yield Maintenance Agreement included.

EXCESS SPREAD (1,2)

Period	FWD 1 Month LIBOR %	FWD 6 Month LIBOR %	STATIC LIBOR (%)	FORWARD LIBOR (%)	Period	FWD 1 Month LIBOR %	FWD 6 Month LIBOR %	STATIC LIBOR (%)	FORWARD LIBOR (%)
1	2.350	2.628	2.09	2.09	45	4.469	4.595	4.29	3.90
2	2.423	2.732	4.02	3.95	46	4.500	4.629	4.20	3.74
3	2.532	2.836	3.74	3.55	47	4.532	4.663	4.29	4.01
4	2.672	2.931	3.83	3.51	48	4.566	4.696	4.20	3.81
5	2.800	3.014	3.73	3.28	49	4.601	4.728	4.19	3.77
6	2.903	3.084	3.82	3.28	50	4.637	4.758	4.48	4.24
7	2.971	3.147	3.73	3.10	51	4.670	4.784	4.19	3.70
8	3.035	3.210	3.72	3.03	52	4.701	4.808	4.29	3.87
9	3.100	3.270	3.81	3.08	53	4.728	4.827	4.19	3.79
10	3.163	3.329	3.71	2.89	54	4.753	4.844	4.29	3.94
11	3.216	3.385	3.80	2.96	55	4.775	4.856	4.19	3.74
12	3.275	3.440	3.70	2.78	56	4.793	4.868	4.19	3.72
13	3.340	3.492	3.70	2.71	57	4.807	4.881	4.29	3.88
14	3.395	3.539	3.97	3.02	58	4.818	4.897	4.19	3.72
15	3.447	3.585	3.69	2.59	59	4.825	4.916	4.29	3.96
16	3.496	3.627	3.77	2.67	60	4.827	4.938	4.19	3.78
17	3.539	3.661	3.67	2.50	61	4.842	4.965	4.19	3.77
18	3.579	3.687	3.76	2.58	62	4.872	4.993	4.48	4.27
19	3.623	3.711	3.66	2.41	63	4.900	5.020	4.19	3.71
20	3.666	3.737	3.65	2.36	64	4.929	5.047	4.29	3.88
21	3.695	3.765	3.74	2.45	65	4.956	5.072	4.19	3.79
22	3.699	3.796	3.80	2.50	66	4.982	5.097	4.29	3.94
23	3.687	3.835	4.29	3.33	67	5.008	5.121	4.19	3.73
24	3.721	3.883	4.19	3.15	68	5.032	5.143	4.19	3.71
25	3.781	3.933	4.18	3.08	69	5.056	5.164	4.29	3.87
26	3.831	3.980	4.46	3.46	70	5.079	5.185	4.19	3.69
27	3.879	4.024	4.17	2.97	71	5.100	5.204	4.29	3.94
28	3.926	4.067	4.26	3.25	72	5.121	5.222	4.19	3.74
29	3.972	4.107	4.18	3.68	73	5.140	5.238	4.19	3.72
30	4.015	4.144	4.27	3.78	74	5.158	5.253	4.48	4.26
31	4.056	4.179	4.17	3.59	75	5.175	5.267	4.20	3.69
32	4.094	4.210	4.16	3.55	76	5.191	5.280	4.30	3.88
33	4.130	4.240	4.25	3.66	77	5.205	5.291	4.21	3.75
34	4.163	4.269	4.15	3.58	78	5.218	5.300	4.31	3.93
35	4.192	4.296	4.24	3.98	79	5.229	5.308	4.22	3.74
36	4.218	4.324	4.14	3.79	80	5.240	5.316	4.23	3.74
37	4.243	4.351	4.13	3.76	81	5.248	5.324	4.33	3.93
38	4.270	4.379	4.33	4.04	82	5.255	5.334	4.24	3.75
39	4.298	4.408	4.16	3.72	83	5.261	5.345	4.34	3.98
40	4.325	4.437	4.27	3.90	84	5.265	5.357	4.25	3.80
41	4.353	4.467	4.18	3.84	85	5.274	5.372	4.26	3.80
42	4.381	4.498	4.28	3.97	86	5.289	5.387	4.46	4.17
43	4.410	4.529	4.19	3.78	87	5.304	5.402	4.28	3.79
44	4.439	4.561	4.19	3.76					

(1) Assumes the Pricing Prepayment Speed.
(2) Calculated as (a) interest collections on the collateral (net of the trust administrations, master servicing and servicing fees), less total interest on the Offered Certificates divided by (b) collateral balance as of the beginning period, multiplied by 12.

BREAKEVEN LOSSES

Class	M-1	M-2	M-3	M-4	M-5	M-6
Rating (S/M)	AA+/Aa1	AA/Aa2	AA-/Aa3	A+/A1	A/A2	A-/A3
Loss Severity	30%	30%	30%	30%	30%	30%
Default	38.94 CDR	30.24 CDR	25.73 CDR	21.68 CDR	19.07 CDR	16.72 CDR
Collateral Loss	18.25%	15.97%	14.55%	13.10%	12.05%	11.02%
Loss Severity	40%	40%	40%	40%	40%	40%
Default	25.43 CDR	20.51 CDR	17.81 CDR	15.29 CDR	13.61 CDR	12.06 CDR
Collateral Loss	19.27%	16.85%	15.35%	13.81%	12.69%	11.60%
Loss Severity	50%	50%	50%	50%	50%	50%
Default	18.86 CDR	15.51 CDR	13.61 CDR	11.80 CDR	10.58 CDR	9.43 CDR
Collateral Loss	19.94%	17.43%	15.87%	14.26%	13.12%	11.98%

Class	M-7	M-8	M-9	B-1	B-2
Rating (S/M)	BBB+/Baa1	BBB/Baa2	BBB-/Baa3	BB+/Ba1	BB/NR
Loss Severity	30%	30%	30%	30%	30%
Default	14.81 CDR	13.00 CDR	11.21 CDR	9.72 CDR	9.04 CDR
Collateral Loss	10.12%	9.20%	8.23%	7.36%	6.95%
Loss Severity	40%	40%	40%	40%	40%
Default	10.78 CDR	9.53 CDR	8.27 CDR	7.25 CDR	6.79 CDR
Collateral Loss	10.65%	9.66%	8.62%	7.73%	7.31%
Loss Severity	50%	50%	50%	50%	50%
Default	8.47 CDR	7.52 CDR	6.56 CDR	5.78 CDR	5.43 CDR
Collateral Loss	10.98%	9.96%	8.88%	7.96%	7.54%

Assumptions

12 Month Delay
Delinquency Trigger Failing
Run to maturity
Defaults are in addition to prepayments
Run at pricing speed
"Break" is CDR which results in approximate first dollar of principal loss

Mortgage Loans as of the Cut-off Date

		Minimum	Maximum
Scheduled Principal Balance	$3,481,485,047	$16,762	$1,000,000
Average Scheduled Principal Balance	$201,545		
Number of Mortgage Loans	17,274		
Weighted Average Gross Coupon	7.07%	4.70%	12.95%
Weighted Average FICO Score	631	475	814
Weighted Average Combined Original LTV	80.69%	17.13%	100.00%
Weighted Average Original Term	359 months	120 months	360 months
Weighted Average Stated Remaining Term	357 months	117 months	359 months
Weighted Average Seasoning	2 months	1 month	24 months
Weighted Average Gross Margin	5.09%	4.25%	7.70%
Weighted Average Minimum Interest Rate	7.05%	4.70%	12.95%
Weighted Average Maximum Interest Rate	13.06%	10.70%	18.95%
Weighted Average Initial Rate Cap	1.07%	1.00%	3.00%
Weighted Average Subsequent Rate Cap	1.00%	1.00%	1.00%
Weighted Average Months to Roll	22 months	1 month	59 months
Maturity Date		Oct 1, 2014	Dec 1, 2034
Maximum Zip Code Concentration	0.51%	94565	
ARM	92.51%		
Fixed Rate	7.49%		
2/28 LIBOR	68.57%		
2/28 LIBOR I/O	20.52%		
3/27 LIBOR	1.37%		
3/27 LIBOR I/O	0.70%		
5/25 LIBOR	0.38%		
5/25 LIBOR I/O	0.36%		
6 Month LIBOR	0.61%		
Fixed Rate	7.49%		
Interest Only	21.57%		
Not Interest Only	78.43%		
Original Prepay Penalty: 0 months	28.96%		
Original Prepay Penalty: 12 months	3.05%		
Original Prepay Penalty: 24 months	57.49%		
Original Prepay Penalty: 36 months	10.50%		

First Lien	100.00%
Full Documentation	62.02%
Limited Documentation	1.11%
Stated Income Documentation	36.87%
Cash Out Refinance	40.35%
Purchase	54.87%
Rate/Term Refinance	4.78%
2-4 Units	8.24%
Condominium	6.60%
PUD	12.59%
Single Family	72.29%
Townhouse	0.28%
Non-owner	7.64%
Owner Occupied	91.30%
Second Home	1.06%
Top 5 States:	
California	40.94%
Illinois	6.15%
Florida	5.97%
Texas	5.22%
Colorado	4.67%

Current Principal Balance ($)	# of Loans	Current Principal Balance ($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 - 50,000.00	848	35,037,302.21	1.01%	8.768	348	79.87	615
50,000.01 - 100,000.00	3,315	252,514,368.18	7.25%	7.955	354	81.14	619
100,000.01 - 150,000.00	3,663	455,269,358.99	13.08%	7.446	356	80.76	621
150,000.01 - 200,000.00	2,659	462,926,094.03	13.30%	7.143	356	80.51	626
200,000.01 - 250,000.00	1,935	433,120,522.19	12.44%	7.021	357	80.65	633
250,000.01 - 300,000.00	1,572	431,049,849.88	12.38%	6.795	357	80.92	638
300,000.01 - 350,000.00	1,024	331,208,522.75	9.51%	6.772	357	81.29	641
350,000.01 - 400,000.00	771	287,952,761.96	8.27%	6.746	357	81.60	640
400,000.01 - 450,000.00	476	202,544,810.69	5.82%	6.743	357	80.96	641
450,000.01 - 500,000.00	362	172,818,121.99	4.96%	6.792	357	80.79	635
500,000.01 - 550,000.00	162	85,041,409.93	2.44%	6.915	356	82.03	645
550,000.01 - 600,000.00	160	92,646,829.88	2.66%	6.865	356	80.00	639
600,000.01 - 650,000.00	106	66,568,594.13	1.91%	7.162	358	79.95	617
650,000.01 - 700,000.00	58	39,209,978.60	1.13%	6.936	358	79.29	625
700,000.01 - 750,000.00	68	49,748,242.50	1.43%	7.177	357	78.53	614
750,000.01 - 800,000.00	25	19,410,815.75	0.56%	6.961	357	78.81	637
800,000.01 - 850,000.00	23	19,319,574.91	0.55%	7.210	357	77.65	611
850,000.01 - 900,000.00	12	10,636,090.06	0.31%	7.058	357	71.55	597
900,000.01 - 950,000.00	3	2,787,605.39	0.08%	7.308	358	72.93	605
950,000.01 - 1,000,000.00	32	31,674,193.89	0.91%	7.031	358	71.98	628
Total	**17,274**	**3,481,485,047.91**	**100.00%**	**7.075**	**357**	**80.69**	**631**

Current Gross Rate (%)	# of Loans	Current Principal Balance ($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
4.500 - 4.999	7	1,437,315.92	0.04%	4.829	356	76.88	699
5.000 - 5.499	248	72,680,356.62	2.09%	5.341	356	78.32	683
5.500 - 5.999	1,274	356,927,236.77	10.25%	5.795	356	78.56	671
6.000 - 6.499	2,388	598,579,810.80	17.19%	6.252	357	79.40	660
6.500 - 6.999	3,724	854,745,948.68	24.55%	6.737	357	79.50	643
7.000 - 7.499	2,754	555,231,453.17	15.95%	7.214	357	81.20	628
7.500 - 7.999	2,656	474,546,618.77	13.63%	7.720	357	83.34	607
8.000 - 8.499	1,496	227,242,918.23	6.53%	8.225	357	84.52	590
8.500 - 8.999	1,228	178,119,779.71	5.12%	8.716	357	84.41	572
9.000 - 9.499	656	77,981,887.95	2.24%	9.213	357	82.86	561
9.500 - 9.999	397	43,007,476.88	1.24%	9.693	354	79.23	552
10.000 -10.499	200	18,722,548.27	0.54%	10.216	353	73.15	544
10.500 -10.999	115	10,394,449.61	0.30%	10.712	349	68.52	538
11.000 -11.499	51	5,141,677.99	0.15%	11.195	356	62.56	528
11.500 -11.999	50	4,708,570.29	0.14%	11.671	355	65.20	522
12.000 -12.499	19	1,208,056.58	0.03%	12.203	358	67.28	523
12.500 -12.999	11	808,941.67	0.02%	12.677	358	64.03	518
Total	**17,274**	**3,481,485,047.91**	**100.00%**	**7.075**	**357**	**80.69**	**631**

FICO	# of Loans	Current Principal Balance ($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
400-499	5	763,400.28	0.02%	9.300	354	75.77	492
500-524	835	145,180,580.35	4.17%	8.808	356	74.71	514
525-549	1,185	214,430,798.90	6.16%	8.332	357	78.87	538
550-574	1,384	273,832,979.94	7.87%	7.777	357	80.72	563
575-599	2,379	442,293,219.41	12.70%	7.223	357	80.94	586
600-624	2,490	487,625,614.57	14.01%	7.007	357	81.83	612
625-649	2,792	567,637,635.20	16.30%	6.853	356	81.51	637
650-674	2,493	527,597,006.06	15.15%	6.743	357	81.05	662
675-699	1,649	361,319,947.88	10.38%	6.606	357	80.73	686
700+	2,059	460,446,275.79	13.23%	6.469	356	80.50	730
None	3	357,589.53	0.01%	7.634	357	83.78	NA
Total	**17,274**	**3,481,485,047.91**	**100.00%**	**7.075**	**357**	**80.69**	**631**

Combined Original LTV (%)	# of Loans	Current Principal Balance ($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01- 49.99	234	35,591,281.97	1.02%	7.416	347	40.77	601
50.00- 54.99	139	24,552,245.09	0.71%	7.443	346	52.53	592
55.00- 59.99	171	32,472,808.98	0.93%	7.362	353	57.46	602
60.00- 64.99	290	63,065,017.30	1.81%	7.502	354	62.69	593
65.00- 69.99	459	96,370,674.21	2.77%	7.530	353	67.04	594
70.00- 74.99	566	124,194,820.01	3.57%	7.215	354	71.88	601
75.00- 79.99	1,052	228,009,607.54	6.55%	7.048	356	76.94	616
80.00	9,391	1,914,988,872.42	55.00%	6.729	357	80.00	648
80.01- 84.99	323	80,562,877.94	2.31%	7.313	357	83.52	598
85.00- 89.99	1,261	273,637,835.85	7.86%	7.545	357	86.00	599
90.00- 94.99	2,346	426,627,221.58	12.25%	7.633	357	90.14	623
95.00- 99.99	651	128,803,822.99	3.70%	7.793	357	95.05	625
100.00	391	52,607,962.03	1.51%	8.419	357	100.00	643
Total	**17,274**	**3,481,485,047.91**	**100.00%**	**7.075**	**357**	**80.69**	**631**

Original Term (months)	# of Loans	Current Principal Balance ($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
120	4	177,445.23	0.01%	8.694	118	68.86	593
180	159	17,415,458.72	0.50%	7.155	177	69.59	652
240	18	1,904,614.82	0.05%	8.068	238	75.34	585
360	17,093	3,461,987,529.14	99.44%	7.074	358	80.75	631
Total	**17,274**	**3,481,485,047.91**	**100.00%**	**7.075**	**357**	**80.69**	**631**

Stated Remaining Term (months)	# of Loans	Current Principal Balance ($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
61-120	4	177,445.23	0.01%	8.694	118	68.86	593
121-180	159	17,415,458.72	0.50%	7.155	177	69.59	652
181-240	18	1,904,614.82	0.05%	8.068	238	75.34	585
301-360	17,093	3,461,987,529.14	99.44%	7.074	358	80.75	631
Total	**17,274**	**3,481,485,047.91**	**100.00%**	**7.075**	**357**	**80.69**	**631**

Debt Ratio (%)	# of Loans	Current Principal Balance ($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 -20.00	986	163,655,350.80	4.70%	7.269	355	79.65	636
20.01 -25.00	802	124,054,031.88	3.56%	7.316	355	80.42	628
25.01 -30.00	1,318	215,759,303.69	6.20%	7.319	355	80.63	628
30.01 -35.00	1,994	358,473,258.39	10.30%	7.205	357	80.47	629
35.01 -40.00	2,763	534,089,671.11	15.34%	7.091	356	80.58	636
40.01 -45.00	3,533	740,884,731.72	21.28%	7.004	357	80.94	637
45.01 -50.00	4,857	1,095,619,838.66	31.47%	6.881	357	81.25	635
50.01 -55.00	1,007	245,959,050.82	7.06%	7.453	357	78.86	589
55.01 -60.00	11	2,058,121.53	0.06%	7.100	351	75.72	600
60.01+	3	931,689.31	0.03%	8.514	359	85.19	592
Total	**17,274**	**3,481,485,047.91**	**100.00%**	**7.075**	**357**	**80.69**	**631**

FRM/ARM	# of Loans	Current Principal Balance ($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
ARM	15,466	3,220,630,306.87	92.51%	7.053	358	80.98	629
Fixed Rate	1,808	260,854,741.04	7.49%	7.340	344	77.09	653
Total	**17,274**	**3,481,485,047.91**	**100.00%**	**7.075**	**357**	**80.69**	**631**

Product	# of Loans	Current Principal Balance ($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2/28 LIBOR	12,287	2,387,377,927.97	68.57%	7.194	358	81.12	628
2/28 LIBOR I/O	2,603	714,239,676.80	20.52%	6.588	358	80.59	633
3/27 LIBOR	280	47,560,844.38	1.37%	7.222	357	80.77	625
3/27 LIBOR I/O	95	24,329,775.27	0.70%	6.618	358	80.42	641
5/25 LIBOR	58	13,325,622.21	0.38%	7.173	357	76.98	652
5/25 LIBOR I/O	38	12,418,468.07	0.36%	7.003	357	80.69	639
6 Month LIBOR	105	21,377,992.17	0.61%	6.952	358	82.56	620
Fixed Rate	1,808	260,854,741.04	7.49%	7.340	344	77.09	653
Total	**17,274**	**3,481,485,047.91**	**100.00%**	**7.075**	**357**	**80.69**	**631**

Interest Only	# of Loans	Current Principal Balance ($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Interest Only	2,736	750,987,920.14	21.57%	6.596	358	80.58	634
Not Interest Only	14,538	2,730,497,127.77	78.43%	7.206	356	80.72	630
Total	**17,274**	**3,481,485,047.91**	**100.00%**	**7.075**	**357**	**80.69**	**631**

Prepayment Penalty Original Term (months)	# of Loans	Current Principal Balance ($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Prepay Penalty: 0 months	5,292	1,008,230,274.29	28.96%	7.276	356	81.08	634
Prepay Penalty: 12 months	374	106,213,390.48	3.05%	7.125	357	79.47	644
Prepay Penalty: 24 months	9,462	2,001,636,879.76	57.49%	6.971	358	80.66	629
Prepay Penalty: 36 months	2,146	365,404,503.38	10.50%	7.072	353	80.09	635
Total	**17,274**	**3,481,485,047.91**	**100.00%**	**7.075**	**357**	**80.69**	**631**

Lien	# of Loans	Current Principal Balance ($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
First Lien	17,274	3,481,485,047.91	100.00%	7.075	357	80.69	631
Total	**17,274**	**3,481,485,047.91**	**100.00%**	**7.075**	**357**	**80.69**	**631**

Documentation Type	# of Loans	Current Principal Balance ($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Full Documentation	11,314	2,159,096,698.89	62.02%	7.128	357	81.24	614
Limited Documentation	148	38,649,744.20	1.11%	7.019	357	79.46	623
Stated Income Documentation	5,812	1,283,738,604.82	36.87%	6.986	357	79.79	661
Total	**17,274**	**3,481,485,047.91**	**100.00%**	**7.075**	**357**	**80.69**	**631**

Loan Purpose	# of Loans	Current Principal Balance ($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Cash Out Refinance	6,845	1,404,878,283.12	40.35%	7.258	356	79.40	609
Purchase	9,579	1,910,178,241.55	54.87%	6.890	357	81.91	650
Rate/Term Refinance	850	166,428,523.24	4.78%	7.645	354	77.49	603
Total	**17,274**	**3,481,485,047.91**	**100.00%**	**7.075**	**357**	**80.69**	**631**

Property Type	# of Loans	Current Principal Balance ($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2-4 Units	1,261	286,812,698.19	8.24%	7.140	356	80.57	651
Condominium	1,217	229,897,454.63	6.60%	6.909	357	80.98	642
PUD	1,884	438,445,678.82	12.59%	6.982	357	80.92	627
Single Family	12,845	2,516,725,190.69	72.29%	7.097	357	80.63	629
Townhouse	67	9,604,025.58	0.28%	7.336	358	81.00	635
Total	**17,274**	**3,481,485,047.91**	**100.00%**	**7.075**	**357**	**80.69**	**631**

Occupancy Status	# of Loans	Current Principal Balance ($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Non-owner	2,223	265,873,512.34	7.64%	7.617	355	81.44	657
Owner Occupied	14,890	3,178,562,053.94	91.30%	7.028	357	80.59	629
Second Home	161	37,049,481.63	1.06%	7.147	357	83.91	647
Total	**17,274**	**3,481,485,047.91**	**100.00%**	**7.075**	**357**	**80.69**	**631**

State	# of Loans	Current Principal Balance ($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Alabama	172	19,130,429.26	0.55%	7.924	356	83.23	598
Alaska	51	9,756,889.35	0.28%	7.711	357	81.85	623
Arizona	160	26,133,413.87	0.75%	7.328	357	82.06	617
Arkansas	52	4,060,716.72	0.12%	8.710	358	95.45	626
California	4,791	1,425,399,924.15	40.94%	6.704	357	79.45	640
Colorado	835	162,448,679.39	4.67%	7.011	357	81.41	625
Connecticut	200	41,306,896.30	1.19%	7.356	356	80.01	623
Delaware	8	1,576,919.74	0.05%	7.134	347	82.75	613
District of Columbia	44	9,815,956.05	0.28%	7.562	358	76.44	595
Florida	1,247	207,789,095.29	5.97%	7.255	356	81.31	631
Georgia	675	106,944,575.19	3.07%	7.296	356	83.13	639
Hawaii	23	10,738,327.25	0.31%	6.880	357	77.57	633
Idaho	17	2,805,265.74	0.08%	7.375	357	79.43	609
Illinois	1,192	214,235,783.61	6.15%	7.279	357	82.25	629
Indiana	153	10,729,948.04	0.31%	7.941	355	83.44	615
Iowa	72	6,597,910.80	0.19%	8.191	358	85.69	605
Kansas	25	1,714,254.33	0.05%	8.612	357	82.09	592
Kentucky	85	8,442,373.23	0.24%	7.675	358	81.82	597
Louisiana	144	13,960,827.53	0.40%	8.273	354	81.63	591
Maine	13	2,253,082.48	0.06%	7.729	358	77.27	605
Maryland	320	73,833,970.96	2.12%	7.273	357	79.91	618
Massachusetts	151	41,854,991.66	1.20%	6.953	358	80.26	633
Michigan	533	65,755,074.46	1.89%	7.873	357	83.80	607
Minnesota	163	33,756,620.87	0.97%	7.606	358	85.75	609
Missouri	187	17,373,560.32	0.50%	8.063	354	84.23	630
Montana	12	1,662,722.40	0.05%	7.026	357	81.15	632
Nebraska	107	11,540,470.27	0.33%	7.839	355	83.02	621
Nevada	176	38,881,383.29	1.12%	6.903	358	79.83	628
New Hampshire	27	5,929,678.22	0.17%	7.314	357	79.65	619
New Jersey	344	88,005,412.67	2.53%	7.460	358	82.54	621
New Mexico	70	8,748,589.98	0.25%	7.743	356	81.63	608
New York	414	126,298,909.51	3.63%	7.017	356	79.82	657
North Carolina	310	36,403,745.06	1.05%	7.738	357	83.10	606
North Dakota	11	948,500.45	0.03%	7.709	357	80.82	618
Ohio	342	36,993,019.51	1.06%	7.910	356	87.86	604
Oklahoma	130	12,049,831.23	0.35%	8.122	348	82.80	606
Oregon	363	64,496,807.83	1.85%	7.006	358	80.66	633
Pennsylvania	318	34,789,019.13	1.00%	7.857	356	82.30	612
Rhode Island	44	8,624,722.93	0.25%	7.503	358	81.22	610
South Carolina	121	13,819,611.70	0.40%	7.866	357	83.74	602
South Dakota	5	637,090.90	0.02%	8.324	358	88.60	606
Tennessee	353	33,755,827.21	0.97%	7.635	355	81.62	624
Texas	1,450	181,888,491.60	5.22%	7.582	354	79.98	616

State (Continued)	# of Loans	Current Principal Balance ($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Utah	194	31,842,818.27	0.91%	7.072	358	81.45	633
Vermont	4	609,189.12	0.02%	7.544	358	81.39	575
Virginia	245	60,626,440.91	1.74%	7.019	357	80.01	629
Washington	717	141,702,778.48	4.07%	6.874	358	80.60	630
West Virginia	20	1,987,905.34	0.06%	8.838	358	82.10	557
Wisconsin	169	19,473,495.08	0.56%	7.933	352	81.47	601
Wyoming	15	1,353,100.23	0.04%	7.763	357	83.80	603
Total	**17,274**	**3,481,485,047.91**	**100.00%**	**7.075**	**357**	**80.69**	**631**

Gross Margin (%)	# of Loans	Current Principal Balance ($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
4.000 - 4.499	756	162,661,692.47	5.05%	6.302	357	81.52	682
4.500 - 4.999	13,020	2,710,091,290.21	84.15%	6.976	358	81.51	634
5.000 - 5.499	6	1,601,986.49	0.05%	7.107	358	83.16	658
5.500 - 5.999	869	183,565,603.28	5.70%	7.934	358	79.62	558
6.000 - 6.499	5	538,254.13	0.02%	7.887	353	74.19	598
6.500 - 6.999	809	161,980,280.30	5.03%	8.102	357	73.13	583
7.500 - 7.999	1	191,199.99	0.01%	7.700	357	80.00	584
Total	**15,466**	**3,220,630,306.87**	**100.00%**	**7.053**	**358**	**80.98**	**629**

Minimum Interest Rate (%)	# of Loans	Current Principal Balance ($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
4.500 - 4.999	8	1,490,870.04	0.05%	4.942	356	76.72	694
5.000 - 5.499	244	71,899,939.96	2.23%	5.343	358	78.55	683
5.500 - 5.999	1,231	347,227,990.21	10.78%	5.796	358	78.86	671
6.000 - 6.499	2,233	565,244,297.00	17.55%	6.252	358	79.72	658
6.500 - 6.999	3,376	782,091,142.97	24.28%	6.735	358	79.85	641
7.000 - 7.499	2,429	507,714,002.34	15.76%	7.214	358	81.45	625
7.500 - 7.999	2,329	431,747,724.84	13.41%	7.723	358	83.85	603
8.000 - 8.499	1,323	209,752,110.23	6.51%	8.226	358	84.92	587
8.500 - 8.999	1,061	161,822,507.22	5.02%	8.716	358	84.71	567
9.000 - 9.499	560	69,070,708.44	2.14%	9.213	358	82.82	557
9.500 - 9.999	323	37,529,160.97	1.17%	9.693	357	78.53	547
10.000 -10.499	154	15,580,565.46	0.48%	10.205	357	72.17	540
10.500 -10.999	87	9,076,968.70	0.28%	10.712	357	67.64	536
11.000 -11.499	42	4,410,827.88	0.14%	11.195	357	62.98	528
11.500 -11.999	42	4,273,431.99	0.13%	11.654	357	64.39	523
12.000 -12.499	15	986,966.05	0.03%	12.195	357	65.84	523
12.500 -12.999	9	711,092.57	0.02%	12.682	358	61.83	517
Total	**15,466**	**3,220,630,306.87**	**100.00%**	**7.053**	**358**	**80.98**	**629**

Maximum Interest Rate (%)	# of Loans	Current Principal Balance ($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
10.500 -10.999	7	1,437,315.92	0.04%	4.829	356	76.88	699
11.000 -11.499	242	71,488,134.08	2.22%	5.344	358	78.54	684
11.500 -11.999	1,222	344,413,259.33	10.69%	5.796	358	78.85	670
12.000 -12.499	2,228	563,890,839.86	17.51%	6.252	358	79.73	659
12.500 -12.999	3,368	780,199,605.07	24.23%	6.732	358	79.85	641
13.000 -13.499	2,430	508,262,406.29	15.78%	7.210	358	81.45	625
13.500 -13.999	2,343	435,454,421.91	13.52%	7.713	358	83.82	604
14.000 -14.499	1,328	210,872,882.06	6.55%	8.217	358	84.84	587
14.500 -14.999	1,063	162,296,409.23	5.04%	8.713	358	84.69	567
15.000 -15.499	563	69,746,019.50	2.17%	9.204	358	82.89	557
15.500 -15.999	323	37,529,160.97	1.17%	9.693	357	78.53	547
16.000 -16.499	154	15,580,565.46	0.48%	10.205	357	72.17	540
16.500 -16.999	87	9,076,968.70	0.28%	10.712	357	67.64	536
17.000 -17.499	42	4,410,827.88	0.14%	11.195	357	62.98	528
17.500 -17.999	42	4,273,431.99	0.13%	11.654	357	64.39	523
18.000 -18.499	15	986,966.05	0.03%	12.195	357	65.84	523
18.500 -18.999	9	711,092.57	0.02%	12.682	358	61.83	517
Total	**15,466**	**3,220,630,306.87**	**100.00%**	**7.053**	**358**	**80.98**	**629**

Initial Periodic Rate Cap (%)	# of Loans	Current Principal Balance ($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1.000	14,955	3,112,981,855.05	96.66%	7.055	358	81.00	629
2.000	2	634,763.76	0.02%	6.194	356	80.00	623
3.000	509	107,013,688.06	3.32%	6.998	357	80.36	636
Total	**15,466**	**3,220,630,306.87**	**100.00%**	**7.053**	**358**	**80.98**	**629**

Subsequent Periodic Rate Cap (%)	# of Loans	Current Principal Balance ($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1.000	15,466	3,220,630,306.87	100.00%	7.053	358	80.98	629
Total	**15,466**	**3,220,630,306.87**	**100.00%**	**7.053**	**358**	**80.98**	**629**

Next Rate Change Date	# of Loans	Current Principal Balance ($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
02/01/05	1	59,839.31	0.00%	9.300	355	80.00	524
03/01/05	2	461,433.38	0.01%	6.009	356	77.77	735
04/01/05	26	5,367,154.94	0.17%	7.187	357	82.46	609
05/01/05	56	11,077,868.04	0.34%	7.016	358	82.70	615
06/01/05	18	4,198,152.33	0.13%	6.509	359	82.40	638
07/01/05	4	553,848.36	0.02%	7.426	344	90.86	596
08/01/05	11	2,230,502.76	0.07%	6.578	343	82.40	654
09/01/05	11	4,325,517.44	0.13%	7.382	344	72.27	587
10/01/05	13	3,955,793.83	0.12%	6.557	345	78.86	685
11/01/05	8	1,485,055.40	0.05%	7.047	346	80.11	629
01/01/06	2	595,930.42	0.02%	6.310	348	74.85	629
02/01/06	4	536,734.15	0.02%	6.422	349	75.55	678
03/01/06	2	418,798.23	0.01%	6.262	350	84.89	645
04/01/06	21	5,352,996.48	0.17%	5.993	351	82.19	655
05/01/06	24	4,135,550.43	0.13%	6.653	352	78.86	600
06/01/06	56	10,799,405.60	0.34%	6.980	353	83.22	592
07/01/06	141	30,470,734.55	0.95%	7.330	354	79.66	593
08/01/06	116	28,401,911.24	0.88%	7.196	355	78.11	629
09/01/06	796	173,648,824.09	5.39%	7.029	356	79.45	633
10/01/06	4,820	989,829,657.91	30.73%	7.021	357	80.51	630
11/01/06	5,751	1,210,323,903.42	37.58%	7.058	358	81.21	629
12/01/06	3,114	635,416,287.68	19.73%	7.103	359	82.00	630
06/01/07	3	1,402,417.28	0.04%	6.609	353	73.17	616
07/01/07	8	1,397,011.29	0.04%	7.172	354	85.25	594
08/01/07	4	684,140.84	0.02%	7.117	355	86.97	621
09/01/07	25	5,270,733.87	0.16%	7.118	356	78.08	625
10/01/07	111	22,532,712.37	0.70%	6.923	357	80.72	632
11/01/07	141	25,271,892.28	0.78%	7.121	358	81.36	636
12/01/07	81	14,681,408.67	0.46%	6.978	359	80.45	625
04/01/09	1	192,842.38	0.01%	7.250	351	80.68	598
05/01/09	1	355,500.00	0.01%	6.800	352	90.00	605
06/01/09	2	784,208.50	0.02%	6.749	353	79.97	662
08/01/09	2	261,338.00	0.01%	6.316	355	77.75	688
09/01/09	7	2,341,615.78	0.07%	6.820	356	71.46	690
10/01/09	27	6,667,386.59	0.21%	7.015	357	80.79	627
11/01/09	36	11,597,419.99	0.36%	7.249	358	78.28	643
12/01/09	20	3,543,779.04	0.11%	7.049	359	79.98	661
Total	**15,466**	**3,220,630,306.87**	**100.00%**	**7.053**	**358**	**80.98**	**629**

Group II Mortgage Loans as of the Cut-off Date

		Minimum	Maximum
Scheduled Principal Balance	$1,112,007,884	$316,372	$1,000,000
Average Scheduled Principal Balance	$468,214		
Number of Mortgage Loans	2,375		
Weighted Average Gross Coupon	6.85%	5.00%	10.80%
Weighted Average FICO Score	634	500	804
Weighted Average Combined Original LTV	80.42%	25.71%	100.00%
Weighted Average Original Term	360 months	180 months	360 months
Weighted Average Stated Remaining Term	357 months	176 months	359 months
Weighted Average Seasoning	2 months	1 month	17 months
Weighted Average Gross Margin	5.10%	4.25%	6.75%
Weighted Average Minimum Interest Rate	6.85%	5.00%	10.80%
Weighted Average Maximum Interest Rate	12.85%	11.00%	16.80%
Weighted Average Initial Rate Cap	1.06%	1.00%	3.00%
Weighted Average Subsequent Rate Cap	1.00%	1.00%	1.00%
Weighted Average Months to Roll	22 months	2 months	59 months
Maturity Date		Sep 1, 2019	Dec 1, 2034
Maximum Zip Code Concentration	0.87%	95122	
ARM	95.54%		
Fixed Rate	4.46%		
2/28 LIBOR	63.18%		
2/28 LIBOR I/O	28.84%		
3/27 LIBOR	0.86%		
3/27 LIBOR I/O	0.75%		
5/25 LIBOR	0.50%		
5/25 LIBOR I/O	0.61%		
6 Month LIBOR	0.79%		
Fixed Rate	4.46%		
Interest Only	30.20%		
Not Interest Only	69.80%		
Original Prepay Penalty: 0 months	25.75%		
Original Prepay Penalty: 12 months	4.45%		
Original Prepay Penalty: 24 months	62.41%		
Original Prepay Penalty: 36 months	7.39%		

First Lien	100.00%
Full Documentation	59.55%
Limited Documentation	1.74%
Stated Income Documentation	38.71%
Cash Out Refinance	42.93%
Purchase	51.97%
Rate/Term Refinance	5.10%
2-4 Units	4.08%
Condominium	4.44%
PUD	15.62%
Single Family	75.66%
Townhouse	0.20%
Non-owner	2.90%
Owner Occupied	95.49%
Second Home	1.61%
Top 5 States:	
California	60.82%
New York	4.17%
Florida	3.61%
Illinois	3.14%
Colorado	3.11%

Current Principal Balance ($)	# of Loans	Current Principal Balance ($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
300,000.01 - 350,000.00	254	86,740,848.31	7.80%	6.745	357	81.45	637
350,000.01 - 400,000.00	686	256,132,701.88	23.03%	6.738	357	81.58	637
400,000.01 - 450,000.00	443	188,783,684.51	16.98%	6.737	357	80.99	637
450,000.01 - 500,000.00	349	166,593,546.04	14.98%	6.785	357	80.71	635
500,000.01 - 550,000.00	158	82,940,062.71	7.46%	6.918	356	81.98	645
550,000.01 - 600,000.00	158	91,461,945.58	8.22%	6.851	356	80.00	639
600,000.01 - 650,000.00	106	66,568,594.13	5.99%	7.162	358	79.95	617
650,000.01 - 700,000.00	58	39,209,978.60	3.53%	6.936	358	79.29	625
700,000.01 - 750,000.00	68	49,748,242.50	4.47%	7.177	357	78.53	614
750,000.01 - 800,000.00	25	19,410,815.75	1.75%	6.961	357	78.81	637
800,000.01 - 850,000.00	23	19,319,574.91	1.74%	7.210	357	77.65	611
850,000.01 - 900,000.00	12	10,636,090.06	0.96%	7.058	357	71.55	597
900,000.01 - 950,000.00	3	2,787,605.39	0.25%	7.308	358	72.93	605
950,000.01 - 1,000,000.00	32	31,674,193.89	2.85%	7.031	358	71.98	628
Total	**2,375**	**1,112,007,884.26**	**100.00%**	**6.845**	**357**	**80.42**	**634**

Current Gross Rate (%)	# of Loans	Current Principal Balance ($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
5.000 - 5.499	75	32,327,740.11	2.91%	5.357	358	78.92	684
5.500 - 5.999	339	149,999,761.10	13.49%	5.805	356	78.83	672
6.000 - 6.499	521	231,082,804.91	20.78%	6.241	357	79.63	660
6.500 - 6.999	593	284,816,601.73	25.61%	6.732	357	79.31	641
7.000 - 7.499	344	166,859,256.29	15.01%	7.199	358	81.38	621
7.500 - 7.999	275	134,608,854.37	12.11%	7.712	358	84.22	596
8.000 - 8.499	99	49,068,752.21	4.41%	8.222	356	83.11	567
8.500 - 8.999	88	42,628,710.50	3.83%	8.714	358	82.39	559
9.000 - 9.499	22	11,383,659.80	1.02%	9.168	358	79.78	542
9.500 - 9.999	16	8,098,768.06	0.73%	9.621	357	72.15	531
10.000 -10.499	2	789,143.25	0.07%	10.211	357	48.27	523
10.500 -10.999	1	343,831.93	0.03%	10.800	357	63.74	516
Total	**2,375**	**1,112,007,884.26**	**100.00%**	**6.845**	**357**	**80.42**	**634**

FICO	# of Loans	Current Principal Balance ($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
500-524	88	43,491,301.50	3.91%	8.368	357	74.37	514
525-549	138	65,608,619.28	5.90%	8.020	358	80.60	537
550-574	185	89,711,942.50	8.07%	7.517	358	79.47	563
575-599	264	127,500,117.67	11.47%	7.053	357	80.83	586
600-624	305	148,851,685.11	13.39%	6.804	358	81.26	612
625-649	385	175,915,874.32	15.82%	6.645	357	80.97	638
650-674	397	177,775,393.52	15.99%	6.554	357	81.24	662
675-699	286	131,981,134.37	11.87%	6.465	357	80.13	686
700+	327	151,171,815.99	13.59%	6.271	357	80.12	729
Total	**2,375**	**1,112,007,884.26**	**100.00%**	**6.845**	**357**	**80.42**	**634**

Combined Original LTV (%)	# of Loans	Current Principal Balance ($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01- 49.99	12	8,174,852.06	0.74%	6.982	357	41.92	628
50.00- 54.99	11	6,161,798.62	0.55%	7.453	337	53.24	595
55.00- 59.99	13	7,309,431.58	0.66%	7.085	345	57.49	603
60.00- 64.99	41	23,015,417.02	2.07%	7.201	357	62.86	589
65.00- 69.99	70	36,902,592.26	3.32%	6.934	351	67.48	605
70.00- 74.99	96	51,277,394.58	4.61%	7.025	358	71.90	601
75.00- 79.99	177	92,583,027.49	8.33%	6.922	358	76.90	614
80.00	1,311	584,184,896.39	52.53%	6.506	357	80.00	654
80.01- 84.99	70	35,534,825.61	3.20%	7.243	358	83.54	596
85.00- 89.99	208	103,922,637.03	9.35%	7.346	358	86.14	604
90.00- 94.99	271	121,426,719.95	10.92%	7.361	358	90.20	619
95.00- 99.99	80	34,715,071.82	3.12%	7.655	358	95.14	626
100.00	15	6,799,219.85	0.61%	7.844	358	100.00	689
Total	**2,375**	**1,112,007,884.26**	**100.00%**	**6.845**	**357**	**80.42**	**634**

Original Term (months)	# of Loans	Current Principal Balance ($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
180	6	2,725,612.36	0.25%	6.262	177	64.96	679
360	2,369	1,109,282,271.90	99.75%	6.847	358	80.46	634
Total	**2,375**	**1,112,007,884.26**	**100.00%**	**6.845**	**357**	**80.42**	**634**

Stated Remaining Term (months)	# of Loans	Current Principal Balance ($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
121-180	6	2,725,612.36	0.25%	6.262	177	64.96	679
301-360	2,369	1,109,282,271.90	99.75%	6.847	358	80.46	634
Total	**2,375**	**1,112,007,884.26**	**100.00%**	**6.845**	**357**	**80.42**	**634**

Debt Ratio (%)	# of Loans	Current Principal Balance ($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 -20.00	118	59,168,747.93	5.32%	6.897	358	78.34	634
20.01 -25.00	59	29,731,169.02	2.67%	6.980	354	79.74	622
25.01 -30.00	110	55,030,694.77	4.95%	6.997	356	79.59	630
30.01 -35.00	209	101,049,564.54	9.09%	7.025	357	80.30	626
35.01 -40.00	316	150,072,360.41	13.50%	6.831	356	80.16	642
40.01 -45.00	518	233,052,372.10	20.96%	6.803	357	80.75	642
45.01 -50.00	825	377,274,050.61	33.93%	6.682	357	80.98	639
50.01 -55.00	218	105,436,363.40	9.48%	7.207	358	79.86	597
55.01 -60.00	1	377,055.82	0.03%	6.950	357	90.00	583
60.01+	1	815,505.66	0.07%	8.500	359	85.00	590
Total	**2,375**	**1,112,007,884.26**	**100.00%**	**6.845**	**357**	**80.42**	**634**

FRM/ARM	# of Loans	Current Principal Balance ($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
ARM	2,271	1,062,379,486.08	95.54%	6.846	358	80.58	632
Fixed Rate	104	49,628,398.18	4.46%	6.830	347	77.03	669
Total	**2,375**	**1,112,007,884.26**	**100.00%**	**6.845**	**357**	**80.42**	**634**

Product	# of Loans	Current Principal Balance ($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2/28 LIBOR	1,510	702,619,720.31	63.18%	6.989	358	80.65	631
2/28 LIBOR I/O	681	320,709,998.05	28.84%	6.536	358	80.49	633
3/27 LIBOR	21	9,569,660.40	0.86%	6.815	356	80.95	633
3/27 LIBOR I/O	18	8,382,294.22	0.75%	6.693	358	80.97	635
5/25 LIBOR	10	5,544,411.83	0.50%	7.145	357	71.85	657
5/25 LIBOR I/O	12	6,780,296.36	0.61%	7.075	357	81.46	647
6 Month LIBOR	19	8,773,104.91	0.79%	6.554	358	81.58	629
Fixed Rate	104	49,628,398.18	4.46%	6.830	347	77.03	669
Total	**2,375**	**1,112,007,884.26**	**100.00%**	**6.845**	**357**	**80.42**	**634**

Interest Only	# of Loans	Current Principal Balance ($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Interest Only	711	335,872,588.63	30.20%	6.550	358	80.53	633
Not Interest Only	1,664	776,135,295.63	69.80%	6.973	357	80.37	634
Total	**2,375**	**1,112,007,884.26**	**100.00%**	**6.845**	**357**	**80.42**	**634**

Prepayment Penalty Original Term (months)	# of Loans	Current Principal Balance ($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Prepay Penalty: 0 months	586	286,344,717.02	25.75%	7.100	357	80.10	637
Prepay Penalty: 12 months	99	49,440,146.13	4.45%	7.078	357	80.41	645
Prepay Penalty: 24 months	1,511	694,057,267.49	62.41%	6.744	358	80.57	631
Prepay Penalty: 36 months	179	82,165,753.62	7.39%	6.674	355	80.22	640
Total	**2,375**	**1,112,007,884.26**	**100.00%**	**6.845**	**357**	**80.42**	**634**

Lien	# of Loans	Current Principal Balance ($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
First Lien	2,375	1,112,007,884.26	100.00%	6.845	357	80.42	634
Total	**2,375**	**1,112,007,884.26**	**100.00%**	**6.845**	**357**	**80.42**	**634**

Documentation Type	# of Loans	Current Principal Balance ($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Full Documentation	1,385	662,181,907.10	59.55%	6.852	357	80.74	617
Limited Documentation	40	19,340,728.19	1.74%	6.803	358	78.65	633
Stated Income Documentation	950	430,485,248.97	38.71%	6.837	357	80.00	660
Total	**2,375**	**1,112,007,884.26**	**100.00%**	**6.845**	**357**	**80.42**	**634**

Loan Purpose	# of Loans	Current Principal Balance ($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Cash Out Refinance	985	477,430,285.17	42.93%	7.064	357	79.38	608
Purchase	1,280	577,919,387.18	51.97%	6.630	358	81.48	657
Rate/Term Refinance	110	56,658,211.91	5.10%	7.200	354	78.38	603
Total	**2,375**	**1,112,007,884.26**	**100.00%**	**6.845**	**357**	**80.42**	**634**

Property Type	# of Loans	Current Principal Balance ($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2-4 Units	87	45,408,442.67	4.08%	6.914	358	80.48	655
Condominium	113	49,319,124.28	4.44%	6.777	358	81.37	643
PUD	349	173,700,452.18	15.62%	6.897	357	80.27	625
Single Family	1,822	841,369,040.52	75.66%	6.833	357	80.39	634
Townhouse	4	2,210,824.61	0.20%	7.423	358	81.31	668
Total	**2,375**	**1,112,007,884.26**	**100.00%**	**6.845**	**357**	**80.42**	**634**

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein. The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Occupancy Status	# of Loans	Current Principal Balance ($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Non-owner	72	32,302,943.16	2.90%	7.383	358	81.51	656
Owner Occupied	2,266	1,061,819,685.50	95.49%	6.825	357	80.32	633
Second Home	37	17,885,255.60	1.61%	7.074	358	84.40	640
Total	**2,375**	**1,112,007,884.26**	**100.00%**	**6.845**	**357**	**80.42**	**634**

State	# of Loans	Current Principal Balance ($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Alabama	7	3,771,418.54	0.34%	7.482	358	79.54	593
Arizona	13	6,211,348.46	0.56%	7.196	358	82.58	624
California	1,494	676,347,363.86	60.82%	6.675	357	80.43	640
Colorado	73	34,631,234.31	3.11%	6.986	354	81.46	631
Connecticut	20	11,607,740.47	1.04%	7.368	358	77.74	602
Delaware	1	491,987.47	0.04%	5.850	358	85.00	666
District of Columbia	4	2,119,468.17	0.19%	8.052	359	81.37	614
Florida	85	40,152,054.59	3.61%	7.150	355	80.51	623
Georgia	31	16,871,422.31	1.52%	7.050	358	82.56	630
Hawaii	7	5,310,058.06	0.48%	6.928	356	79.76	644
Idaho	1	848,114.56	0.08%	7.550	357	73.91	584
Illinois	73	34,929,913.41	3.14%	7.230	358	81.87	631
Iowa	1	364,797.54	0.03%	7.300	357	95.00	620
Kentucky	2	1,077,879.04	0.10%	7.044	358	80.00	645
Louisiana	2	1,169,780.14	0.11%	7.969	358	76.89	539
Maine	1	649,515.18	0.06%	7.475	359	85.53	600
Maryland	52	25,445,179.64	2.29%	7.196	358	78.62	603
Massachusetts	28	14,135,488.21	1.27%	6.821	357	81.27	624
Michigan	27	13,577,680.60	1.22%	7.535	358	80.44	610
Minnesota	21	9,658,686.07	0.87%	7.449	358	85.52	618
Missouri	2	1,331,761.37	0.12%	7.490	357	74.50	568
Nebraska	2	754,812.45	0.07%	6.313	358	82.87	671
Nevada	18	8,290,547.31	0.75%	6.714	358	78.07	624
New Hampshire	3	1,320,428.95	0.12%	6.740	357	73.66	633
New Jersey	55	27,224,642.78	2.45%	7.242	358	83.98	621
New Mexico	1	483,622.44	0.04%	7.250	359	80.00	547
New York	100	46,353,271.14	4.17%	7.017	358	80.31	651
North Carolina	13	5,622,474.12	0.51%	7.461	358	77.71	597
Ohio	7	4,143,037.97	0.37%	7.443	358	89.38	605
Oklahoma	2	698,453.12	0.06%	7.870	357	80.00	595
Oregon	20	10,288,966.96	0.93%	7.077	358	81.69	624
Pennsylvania	8	4,354,540.11	0.39%	7.444	358	76.66	582
Rhode Island	1	399,638.39	0.04%	6.500	359	78.43	586
South Carolina	4	1,946,839.21	0.18%	6.821	358	84.03	642
Tennessee	5	3,247,250.64	0.29%	6.592	358	75.12	646
Texas	62	33,447,410.44	3.01%	7.070	353	76.35	631
Utah	14	7,205,222.26	0.65%	7.038	357	79.69	604
Virginia	53	25,376,716.71	2.28%	6.845	358	80.05	626
Washington	60	28,548,855.19	2.57%	6.943	358	79.57	623
Wisconsin	2	1,598,262.07	0.14%	7.419	359	67.67	579
Total	**2,375**	**1,112,007,884.26**	**100.00%**	**6.845**	**357**	**80.42**	**634**

Gross Margin (%)	# of Loans	Current Principal Balance ($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
4.000 - 4.499	96	44,845,095.21	4.22%	6.110	357	79.11	685
4.500 - 4.999	1,924	902,284,877.06	84.93%	6.789	358	80.98	637
5.000 - 5.499	1	498,635.64	0.05%	6.500	357	88.50	625
5.500 - 5.999	137	65,554,650.36	6.17%	7.702	358	79.56	557
6.500 - 6.999	113	49,196,227.81	4.63%	7.420	357	75.74	601
Total	**2,271**	**1,062,379,486.08**	**100.00%**	**6.846**	**358**	**80.58**	**632**

Minimum Interest Rate (%)	# of Loans	Current Principal Balance ($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
5.000 - 5.499	75	32,327,740.11	3.04%	5.357	358	78.92	684
5.500 - 5.999	332	146,770,495.37	13.82%	5.806	358	79.11	672
6.000 - 6.499	496	219,915,740.16	20.70%	6.243	357	79.81	658
6.500 - 6.999	556	266,516,370.30	25.09%	6.733	357	79.43	640
7.000 - 7.499	326	158,274,673.77	14.90%	7.201	358	81.48	618
7.500 - 7.999	263	129,148,525.64	12.16%	7.715	358	84.39	594
8.000 - 8.499	97	47,806,725.94	4.50%	8.223	358	83.34	566
8.500 - 8.999	86	41,622,860.13	3.92%	8.715	358	82.48	558
9.000 - 9.499	21	10,764,611.42	1.01%	9.157	358	80.07	543
9.500 - 9.999	16	8,098,768.06	0.76%	9.621	357	72.15	531
10.000 -10.499	2	789,143.25	0.07%	10.211	357	48.27	523
10.500 -10.999	1	343,831.93	0.03%	10.800	357	63.74	516
Total	**2,271**	**1,062,379,486.08**	**100.00%**	**6.846**	**358**	**80.58**	**632**

Maximum Interest Rate (%)	# of Loans	Current Principal Balance ($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
11.000 -11.499	75	32,327,740.11	3.04%	5.357	358	78.92	684
11.500 -11.999	328	145,004,911.37	13.65%	5.807	358	79.06	671
12.000 -12.499	494	219,132,154.78	20.63%	6.243	357	79.81	658
12.500 -12.999	557	267,009,843.59	25.13%	6.726	357	79.45	640
13.000 -13.499	327	158,715,396.99	14.94%	7.196	358	81.47	618
13.500 -13.999	266	130,420,636.35	12.28%	7.705	358	84.37	595
14.000 -14.499	97	47,812,515.62	4.50%	8.214	358	83.27	566
14.500 -14.999	86	41,622,860.13	3.92%	8.715	358	82.48	558
15.000 -15.499	22	11,101,683.90	1.04%	9.131	358	80.37	547
15.500 -15.999	16	8,098,768.06	0.76%	9.621	357	72.15	531
16.000 -16.499	2	789,143.25	0.07%	10.211	357	48.27	523
16.500 -16.999	1	343,831.93	0.03%	10.800	357	63.74	516
Total	**2,271**	**1,062,379,486.08**	**100.00%**	**6.846**	**358**	**80.58**	**632**

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein. The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Initial Periodic Rate Cap (%)	# of Loans	Current Principal Balance ($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1.000	2,200	1,028,361,667.90	96.80%	6.846	358	80.59	632
2.000	1	430,763.88	0.04%	6.250	357	80.00	609
3.000	70	33,587,054.30	3.16%	6.835	357	80.03	645
Total	**2,271**	**1,062,379,486.08**	**100.00%**	**6.846**	**358**	**80.58**	**632**

Subsequent Periodic Rate Cap (%)	# of Loans	Current Principal Balance ($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1.000	2,271	1,062,379,486.08	100.00%	6.846	358	80.58	632
Total	**2,271**	**1,062,379,486.08**	**100.00%**	**6.846**	**358**	**80.58**	**632**

Next Rate Change Date	# of Loans	Current Principal Balance ($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
03/01/05	1	392,741.01	0.04%	5.750	356	80.00	773
04/01/05	4	1,906,131.93	0.18%	6.609	357	83.04	601
05/01/05	10	4,703,927.47	0.44%	6.712	358	81.79	608
06/01/05	4	1,770,304.50	0.17%	6.255	359	79.82	683
08/01/05	3	1,169,292.71	0.11%	6.157	343	83.18	657
09/01/05	7	3,682,649.69	0.35%	7.433	344	70.53	584
10/01/05	6	2,459,209.84	0.23%	6.511	345	80.00	679
01/01/06	1	490,296.42	0.05%	6.350	348	80.00	618
04/01/06	6	2,551,438.17	0.24%	6.072	351	82.67	627
05/01/06	1	350,400.00	0.03%	5.475	352	80.00	640
06/01/06	6	2,917,559.87	0.27%	6.969	353	88.01	545
07/01/06	19	10,351,059.74	0.97%	7.061	354	78.52	588
08/01/06	21	11,828,528.05	1.11%	6.960	355	73.82	625
09/01/06	124	60,411,121.39	5.69%	6.774	356	78.81	641
10/01/06	695	313,311,756.68	29.49%	6.831	357	80.15	630
11/01/06	864	406,698,547.18	38.28%	6.859	358	80.97	632
12/01/06	439	207,629,797.65	19.54%	6.857	359	81.62	636
06/01/07	1	952,712.58	0.09%	6.400	353	70.00	610
07/01/07	1	357,794.78	0.03%	8.225	354	80.00	520
09/01/07	2	1,102,246.31	0.10%	6.429	356	73.73	636
10/01/07	16	7,322,626.84	0.69%	6.630	357	81.05	645
11/01/07	11	4,473,110.78	0.42%	6.982	358	84.28	644
12/01/07	7	3,221,524.30	0.30%	6.845	359	82.37	616
05/01/09	1	355,500.00	0.03%	6.800	352	90.00	605
06/01/09	1	675,520.70	0.06%	6.700	353	80.00	672
09/01/09	3	1,610,157.82	0.15%	6.858	356	66.36	704
10/01/09	7	2,881,726.38	0.27%	6.717	357	81.20	630
11/01/09	9	6,406,103.29	0.60%	7.383	358	76.76	646
12/01/09	1	395,700.00	0.04%	7.450	359	81.09	694
Total	**2,271**	**1,062,379,486.08**	**100.00%**	**6.846**	**358**	**80.58**	**632**

Long Beach Mortgage Loan Trust 2005-1

Marketing Materials

$34,815,000
(+/-10%, Approximate)

Long Beach Securities Corp.
Depositor

Long Beach Mortgage Company
Seller and Master Servicer

RBS Greenwich Capital **WaMu Capital Corp.** **Goldman Sachs**
Co-Lead Managers

FOR ADDITIONAL INFORMATION PLEASE CALL:

RBS GREENWICH CAPITAL

Asset-Backed Finance

Brian Bernard	(203) 618-5693
Adam Smith	(203) 618-2271
Patrick Leo	(203) 618-2952
Greg McSweeney	(203) 618-2429

Trading

Ron Weibye	(203) 625-6160
Peter McMullin	(203) 625-6160

RATING AGENCIES

Moody's

Navneet Agarwal	(212) 553-3674

S&P

Brian Grow	(212) 438-1555

Fitch

Wen Hsu	(212) 908-0633

Preliminary Term Sheet ***Date Prepared: December 7, 2004***

$34,815,000
(+/- 10% Approximate)

Long Beach Mortgage Loan Trust 2005-1

Class[1,2,3]	Principal Amount ($)	WAL (Years) Call/Mat[4]	Payment Window Call/Mat[4]	Expected Rating S&P/Moody's	Assumed Final Distribution Date	Certificate Type
I-A1	$1,900,320,000	Not Offered Hereby		AAA/Aaa	January 2035	Floating Rate Senior
II-A1	$527,000,000	Not Offered Hereby		AAA/Aaa	January 2014	Floating Rate Senior
II-A2	$214,000,000	Not Offered Hereby		AAA/Aaa	January 2035	Floating Rate Senior
II-A3	$150,830,000	Not Offered Hereby		AAA/Aaa	January 2035	Floating Rate Senior
M-1	$158,408,000	Not Offered Hereby		AA+/Aa1	January 2035	Floating Rate Subordinate
M-2	$99,222,000	Not Offered Hereby		AA/Aa2	January 2035	Floating Rate Subordinate
M-3	$60,926,000	Not Offered Hereby		AA-/Aa3	January 2035	Floating Rate Subordinate
M-4	$60,926,000	Not Offered Hereby		A+/A1	January 2035	Floating Rate Subordinate
M-5	$43,519,000	Not Offered Hereby		A/A2	January 2035	Floating Rate Subordinate
M-6	$41,778,000	Not Offered Hereby		A-/A3	January 2035	Floating Rate Subordinate
M-7	$34,815,000	Not Offered Hereby		BBB+/Baa1	January 2035	Floating Rate Subordinate
M-8	$34,815,000	Not Offered Hereby		BBB/Baa2	January 2035	Floating Rate Subordinate
M-9	$34,815,000	Not Offered Hereby		BBB-/Baa3	January 2035	Floating Rate Subordinate
B-1[5]	$34,815,000	4.88/4.96	37-87/37-98	BB+/Ba1	January 2035	Floating Rate Subordinate
B-2[5]	$24,370,000	Not Offered Hereby		BB/NR	January 2035	Floating Rate Subordinate
Total:	**$3,420,559,000**					

(1) *The Class I-A1 Certificates will be backed primarily by the Group I Mortgage Loans. The Class II-A1, Class II-A2 and Class II-A3 Certificates will be backed primarily by the Group II Mortgage Loans. The Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class B-1 and Class B-2 Certificates will be backed by the cash flows from the Mortgage Loans. The principal balance of each class of Offered Certificates and the Class B Certificates is subject to a 10% variance.*

(2) *The Class I-A1, Class II-A1, Class II-A2, Class II-A3, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class B-1 and Class B-2 Certificates are priced to a 10% Clean-up Call. The margin on the Class I-A1, Class II-A1, Class II-A2 and Class II-A3 Certificates will double on the first Distribution Date after the 10% Clean-up Call may first be exercised. The margin on each of the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class B-1 and Class B-2 Certificates will be equal to 1.5x the original margin on the first Distribution Date after the 10% Clean-up Call may first be exercised.*

(3) *See "Net WAC Rate" herein.*

(4) *See "Pricing Prepayment Speed" herein.*

(5) *The Class B Certificates (as defined herein) will be offered privately pursuant to Rule 144A of the Securities Act of 1933 to Qualified Institutional Buyers. The Class B Certificates are described herein because their amount, structure, collateral, rights, risks and other characteristics affect the amount, structure, collateral, rights, risks and other characteristics of the Offered Certificates.*

Depositor:	Long Beach Securities Corp.
Seller and Master Servicer:	Long Beach Mortgage Company.
Sub-Servicer:	Washington Mutual Bank, FA.
Co-Lead Managers:	Greenwich Capital Markets, Inc., WaMu Capital Corp. and Goldman, Sachs & Co.
Co-Manager:	Credit Suisse First Boston LLC.
Trustee:	Deutsche Bank National Trust Company.
Certificates:	The Class I-A1 (the "***Group I Certificates***"), Class II-A1, Class II-A2 and Class II-A3 Certificates (collectively, the "***Group II Certificates***" and together with the Group I Certificates, the "***Class A Certificates***"), and the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Certificates (collectively, the "***Class M Certificates***"). The Class A Certificates and the Class M Certificates are referred to herein as the "***Offered Certificates***." The Class B-1 and Class B-2 Certificates (collectively, the "***Class B Certificates***") will be offered privately pursuant to Rule 144A of the Securities Act of 1933 to Qualified Institutional Buyers, the "***Privately Offered Certificates***." The Class M Certificates and the Class B Certificates are referred to herein as the "***Subordinate Certificates***". The Class A Certificates, Class M Certificates and Class B Certificates are collectively referred to herein as the "***Certificates***."
Federal Tax Status:	The Certificates will represent ownership of REMIC regular interests for tax purposes.
Registration:	The Certificates will be available in book-entry form through DTC and, upon request, through Clearstream, Luxembourg and the Euroclear System.
Cut-off Date:	The close of business on January 1, 2005.
Expected Pricing Date:	On or about December [9], 2004.
Expected Closing Date:	On or about January 6, 2005.
Expected Settlement Date:	On or about January 6, 2005.
Distribution Date:	The 25th day of each month (or if not a business day, the next succeeding business day) commencing in February 2005.
Accrued Interest:	The price to be paid by investors for the Certificates will not include accrued interest (settling flat).
Interest Accrual Period:	The interest accrual period for each Distribution Date with respect to the Certificates will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on an actual/360 basis).
ERISA Eligibility:	The Offered Certificates are expected to be ERISA eligible.

SMMEA Eligibility: The Class A, Class M-1, Class M-2 and Class M-3 Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA. None of the other Certificates is expected to be SMMEA eligible.

Clean-up Call: The terms of the transaction will allow for a clean-up call of the Mortgage Loans and the retirement of the Certificates (the "***Clean-up Call***"), which may be exercised by the Master Servicer once the aggregate principal balance of the Mortgage Loans and any REO properties is less than or equal to 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.

Pricing Prepayment Speed: The Certificates will be priced based on the following collateral prepayment assumptions:

FRM Loans: 115% PPC (100% PPC: 4% - 20% CPR over 12 months, 20% thereafter)
ARM Loans: 27% CPR

Mortgage Loans: The Mortgage Loans will consist of a pool of fixed-rate and adjustable-rate, one-to four-family, first lien residential mortgage loans. The description of the Mortgage Loans is on the basis of their scheduled principal balances as of the Cut-off Date. As of the Cut-off Date, the mortgage pool will consist of the Mortgage Loans with an aggregate scheduled principal balance of approximately $3,481,485,047, of which: (i) approximately $2,369,477,163 consist of a pool of conforming balance, first lien, fixed-rate and adjustable-rate mortgage loans (the "***Group I Mortgage Loans***") and (ii) approximately $1,112,007,884 consist of a pool of conforming and non-conforming balance, first lien, fixed-rate and adjustable-rate mortgage loans (the "***Group II Mortgage Loans***" and together with the Group I Mortgage Loans, the "***Mortgage Loans***"). See the attached collateral descriptions for additional information on the Mortgage Loans.

Adjusted Net Mortgage Rate: The "***Adjusted Net Mortgage Rate***" for any Mortgage Loan will be equal to the mortgage rate for such Mortgage Loan less the sum of (i) the servicing fee rate and (ii) the trustee fee rate.

Adjusted Net Maximum Mortgage Rate: The "***Adjusted Net Maximum Mortgage Rate***" for any Mortgage Loan will be equal to the maximum mortgage rate for such Mortgage Loan (or the mortgage rate for such Mortgage Loan, if such Mortgage Loan has a fixed rate) less the sum of (i) the servicing fee rate and (ii) the trustee fee rate.

Pass-Through Rate: The "***Pass-Through Rate***" on each Class of Certificates for any Distribution Date (other than the first Distribution Date) will be a per annum rate equal to the lesser of (i) the related Formula Rate and (ii) the related Net WAC Rate.

Formula Rate: The "***Formula Rate***" on each Class of Certificates will be a per annum rate equal to the lesser of (i) One Month LIBOR plus the related margin for such Class and (ii) the related Maximum Cap.

Group I Net WAC Rate: The "***Group I Net WAC Rate***" for the Group I Certificates for any Distribution Date (other than the first Distribution Date) will be a per annum rate equal to the weighted average of the Adjusted Net Mortgage Rates of the Group I Mortgage Loans (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).

Group II Net WAC Rate: The "***Group II Net WAC Rate***" for the Group II Certificates for any Distribution Date (other than the first Distribution Date) will be a per annum rate equal to the weighted average of the Adjusted Net

Mortgage Rates of the Group II Mortgage Loans (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).

Subordinate Net WAC Rate: The "***Subordinate Net WAC Rate***" for the Subordinate Certificates for any Distribution Date (other than the first Distribution Date) will be a per annum rate equal to the weighted average (weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group the current principal balance of the related Class A Certificates), of (i) the weighted average of the Adjusted Net Mortgage Rates of the Group I Mortgage Loans and (ii) the weighted average of the Adjusted Net Mortgage Rates of the Group II Mortgage Loans (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).

Group I Maximum Cap: The "***Group I Maximum Cap***" for the Group I Certificates will be a per annum rate equal to the weighted average of the Adjusted Net Maximum Mortgage Rates of the Group I Mortgage Loans (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).

Group II Maximum Cap: The "***Group II Maximum Cap***" for the Group II Certificates will be a per annum rate equal to the weighted average of the Adjusted Net Maximum Mortgage Rates of the Group II Mortgage Loans (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).

Subordinate Maximum Cap: The "***Subordinate Maximum Cap***" for the Subordinate Certificates will be a per annum rate equal to the weighted average (weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group the current principal balance of the related Class A Certificates), of (i) the weighted average of the Adjusted Net Maximum Mortgage Rates of the Group I Mortgage Loans and (ii) the weighted average of the Adjusted Net Maximum Mortgage Rates of the Group II Mortgage Loans (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).

Net WAC Rate Carryover Amount: If on any Distribution Date the Pass-Through Rate for any Class of Certificates is limited by the related Net WAC Rate, the "***Net WAC Rate Carryover Amount***" for such Class will be equal to the sum of (i) the excess of (a) the amount of interest that would have accrued on such class based on the related Formula Rate over (b) the amount of interest actually accrued on such class based on the related Net WAC Rate and (ii) the unpaid portion of any related Net WAC Rate Carryover Amount from the prior Distribution Date together with accrued interest thereon at the related Formula Rate. Any Net WAC Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates to the extent of funds available.

Yield Maintenance Agreement:

On the Closing Date, the Depositor will assign to the Trustee, or the Trustee will directly enter into, three yield maintenance agreements to make payments in respect of any Net WAC Rate Carryover Amounts on the Offered Certificates and Class B Certificates as described herein. On each Distribution Date, the counterparty to the related yield maintenance agreement will be obligated to make a payment to the trust equal to the product of (a) the excess, if any, of (i) One Month LIBOR, subject to a maximum set forth in the related yield maintenance agreement schedule over (ii) the strike price for such Distribution Date specified on the related yield maintenance agreement schedule herein, (b) the notional balance for such Distribution Date specified on the related yield maintenance agreement schedule herein, and (c) the actual number of days in the related interest accrual period divided by 360. The Group I Yield Maintenance Agreement will terminate after the Distribution Date in November 2008, the Group II Yield Maintenance Agreement will terminate after the Distribution Date in September 2008 and the Subordinate Yield Maintenance Agreement will terminate after the Distribution Date in September 2008.

Credit Enhancement:

Consists of the following:

1) Excess Cashflow;
2) Overcollateralization; and,
3) Subordination.

Excess Cashflow:

The ***"Excess Cashflow"*** for any Distribution Date will be equal to the available funds remaining after priorities 1) and 2) under "Priority of Distributions."

Overcollateralized Amount:

The "***Overcollateralized Amount***" for any Distribution Date will be equal to the excess of the aggregate principal balance of the Mortgage Loans on the last day of the related due period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related prepayment period) over the sum of the aggregate principal balance of the Offered Certificates and the Privately Offered Certificates (assuming that 100% of the aggregate principal remittance amount is applied as a principal payment on such Distribution Date). On the Closing Date, the Overcollateralized Amount will be fully funded at approximately 1.75% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date. To the extent the Overcollateralized Amount is reduced below the Overcollateralization Target Amount, Excess Cashflow will be distributed to the Offered Certificates and Privately Offered Certificates as described below to build the Overcollateralized Amount until the Overcollateralization Target Amount is reached.

Overcollateralization Target Amount:

On any Distribution Date, the "***Overcollateralization Target Amount***" will be equal:
(i) prior to the Stepdown Date, 1.75% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date; and,
(ii) on or after the Stepdown Date, the greater of:
(a) the lesser of (A) 1.75% of the aggregate principal balances of the Mortgage Loans as of the Cut-off Date and (B) 3.50% of the current aggregate principal balance of the Mortgage Loans;
(b) 0.50% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date (the "***OC Floor***").

On any Distribution Date on which a Trigger Event is in effect, the Overcollateralization Target Amount will be equal to the Overcollateralization Target Amount as of the preceding Distribution Date.

Stepdown Date:

The earlier to occur of
(i) the Distribution Date on which the aggregate certificate principal balance of the Class A Certificates has been reduced to zero; and,
(ii) the later to occur of
(x) the Distribution Date occurring in February 2008 and
(y) the first Distribution Date on which the Credit Enhancement Percentage is greater than or equal to 39.60%.

Credit Enhancement Percentage:

The "***Credit Enhancement Percentage***" for a Distribution Date is equal to (i) the sum of (a) the aggregate certificate principal balance of the Subordinate Certificates and (b) the Overcollateralized Amount divided by (ii) the aggregate principal balance of the Mortgage Loans.

Delinquency Trigger Event:

A "***Delinquency Trigger Event***" is in effect on any Distribution Date on or after the Stepdown Date, if the 60+ delinquency percentage exceeds [38.00]% of the current Credit Enhancement Percentage.

Loss Trigger Event:

A "***Loss Trigger Event***" is in effect on any Distribution Date on or after the Stepdown Date, if the cumulative Realized Losses on the Mortgage Loans as a percentage of the principal balance of the Mortgage Loans as of the Cut-off Date, for the related Distribution Date are greater than:

Distribution Date	Percentage
February 2008 to January 2009	[3.00]%
February 2009 to January 2010	[4.50]%
February 2010 to January 2011	[5.50]%
February 2011 and thereafter	[5.75]%

Trigger Event:

A "***Trigger Event***" is in effect with respect to any Distribution Date if either a Loss Trigger Event or a Delinquency Trigger Event is in effect on such Distribution Date.

Credit Support:

Initial Credit Enhancement		Target Credit Enhancement On and After Stepdown Date	
Class	**Percent**	**Class**	**Percent**
A	19.80%	A	39.60%
M-1	15.25%	M-1	30.50%
M-2	12.40%	M-2	24.80%
M-3	10.65%	M-3	21.30%
M-4	8.90%	M-4	17.80%
M-5	7.65%	M-5	15.30%
M-6	6.45%	M-6	12.90%
M-7	5.45%	M-7	10.90%
M-8	4.45%	M-8	8.90%
M-9	3.45%	M-9	6.90%
B-1	2.45%	B-1	4.90%
B-2	1.75%	B-2	3.50%

Realized Losses:

If a Mortgage Loan becomes a liquidated loan, the net liquidation proceeds relating thereto may be less than the principal balance on such Mortgage Loan. The amount of such insufficiency is a "***Realized Loss***." Realized Losses on the Mortgage Loans will, in effect, be absorbed first, by the Excess Cashflow and second by the reduction of the Overcollateralized Amount. Following the reduction of the Overcollateralized Amount to zero, all remaining Realized Losses will be applied in reverse sequential order, first to the Class B-2 Certificates, second to the Class B-1 Certificates, third to the Class M-9 Certificates, fourth to the Class M-8 Certificates, fifth to the Class M-7 Certificates, sixth to the Class M-6 Certificates, seventh to the Class M-5 Certificates, eighth to the Class M-4 Certificates, ninth to the Class M-3 Certificates, tenth to the Class M-2 Certificates and eleventh to the Class M-1 Certificates.

Priority of Distributions:

Available funds from the Mortgage Loans will be distributed as follows:

1) Interest funds, as follows: first to pay servicing fees and trustee fees, second, monthly interest plus any previously unpaid interest to the Class A Certificates generally from the related loan group, pro rata, based on their entitlements, third, monthly interest to the Class M-1 Certificates, fourth, monthly interest to the Class M-2 Certificates, fifth, monthly interest to the Class M-3 Certificates, sixth, monthly interest to the Class M-4 Certificates, seventh, monthly interest to the Class M-5 Certificates, eighth, monthly interest to the Class M-6 Certificates, ninth, monthly interest to the Class M-7 Certificates, tenth, monthly interest to the Class M-8 Certificates, eleventh, monthly interest to the Class M-9 Certificates, twelfth, monthly interest to the Class B-1 Certificates, and thirteenth, monthly interest to the Class B-2 Certificates.

2) Principal funds, as follows: monthly principal to the Class A Certificates, generally based on principal collected from the related loan group, as described under "Principal Paydown," then monthly principal to the Class M-1 Certificates as described under "Principal Paydown," then monthly principal to the Class M-2 Certificates as described under "Principal Paydown," then monthly principal to the Class M-3 Certificates as described under "Principal Paydown," then monthly principal to the Class M-4 Certificates as described under "Principal Paydown," then monthly principal to the Class M-5 Certificates as described under "Principal Paydown," then monthly principal to the Class M-6 Certificates as described under "Principal Paydown," then monthly principal to the Class M-7 Certificates as described under "Principal Paydown," then monthly principal to the Class M-8 Certificates as described under "Principal Paydown," then monthly principal to the Class M-9 Certificates as described under "Principal Paydown", then monthly principal to the Class B-1 Certificates as described under "Principal Paydown" and then monthly principal to the Class B-2 Certificates as described under "Principal Paydown."

3) Excess Cashflow as follows: as principal to the Offered Certificates and the Class B Certificates to replenish or maintain the Overcollateralized Amount as described under "Principal Paydown," then any previously unpaid interest on the Class A Certificates, pro rata, based on their respective entitlements, then any previously unpaid interest to the Class M-1 Certificates, then any unpaid applied Realized Loss amount to the Class M-1 Certificates, then any previously unpaid interest to the Class M-2 Certificates, then any unpaid applied Realized Loss amount to the Class M-2 Certificates, then any previously unpaid interest to the Class M-3 Certificates, then any unpaid applied Realized Loss amount to the Class M-3 Certificates, then any previously unpaid interest to the Class M-4 Certificates, then any unpaid applied Realized Loss amount to the Class M-4 Certificates, then any previously unpaid interest to the Class M-5 Certificates, then, any unpaid applied Realized Loss amount to the Class M-5 Certificates, then any previously unpaid interest to the Class M-6 Certificates, then, any unpaid applied Realized Loss amount to the Class M-6 Certificates, then any previously unpaid interest to the Class M-7 Certificates, then, any unpaid applied Realized Loss amount to the Class M-7 Certificates, then any previously unpaid interest to the Class M-8 Certificates, then, any unpaid applied Realized Loss amount to the Class M-8 Certificates, then any previously unpaid interest to the Class M-9 Certificates, then, any unpaid applied Realized Loss amount to the Class M-9 Certificates, then any previously unpaid interest to the Class B-1 Certificates, then any unpaid applied Realized Loss amount to the Class B-1 Certificates, then any previously unpaid interest to the Class B-2 Certificates and then any unpaid applied Realized Loss amount to the Class B-2 Certificates.

4) Any proceeds from the Group I Yield Maintenance Agreement will be distributed to pay any Net WAC Rate Carryover Amount with respect to the Class I-A1 Certificates. Any proceeds from the Group II Yield Maintenance Agreement will be distributed to pay any Net WAC Rate Carryover Amount with respect to the Group II Certificates, pro rata, based on aggregate certificate principal balance. Any proceeds from the Subordinate Yield Maintenance Agreement will be distributed to pay any Net WAC Rate Carryover Amount with respect to the Subordinate Certificates, pro rata, based on aggregate certificate principal balance.

5) Any Excess Cashflow remaining after distributions described in (3) above will be distributed to pay any related Net WAC Rate Carryover Amount remaining unpaid after distributions in (4) above as follows: first to the Senior Certificates, pro rata, based on the aggregate certificate principal balance then to the Class M-1 Certificates, then to the Class M-2 Certificates, then to the Class M-3 Certificates, then to the Class M-4 Certificates, then to the Class M-5 Certificates, then to the Class M-6 Certificates, then to the Class M-7 Certificates, then to the Class M-8 Certificates, then to the Class M-9 Certificates, then to the Class B-1 Certificates and lastly to the Class B-2 Certificates.

6) Any remaining Excess Cashflow to the holders of the non-offered classes of certificates as further described in the pooling agreement.

Principal Paydown:

Any amounts distributable in regards to principal with respect to the Class II-A1, Class II-A2 and Class II-A3 Certificates will be distributed sequentially as follows: to the Class II-A1 Certificates, until the certificate principal balance thereof has been reduced to zero, then to the Class II-A2 Certificates, until the certificate principal balance thereof has been reduced to zero, and then to the Class II-A3 Certificates, until the certificate principal balance thereof has been reduced to zero.

Prior to the Stepdown Date or if a Trigger Event is in effect, 100% of principal will be distributed to the Class A Certificates generally based on principal collected from the related loan groups. Provided, however if the Class A Certificates have been retired, principal will be applied sequentially in the following order of priority: 1) Class M-1 Certificates, 2) Class M-2 Certificates, 3) Class M-3 Certificates, 4) Class M-4 Certificates, 5) Class M-5 Certificates, 6) Class M-6 Certificates, 7) Class M-7 Certificates, 8) Class M-8 Certificates, 9) Class M-9 Certificates, 10) Class B-1 Certificates and 11) Class B-2 Certificates.

On or after the Stepdown Date and if a Trigger Event is not in effect, the Certificates will be entitled to receive payments of principal in the following order of priority: first to the Class A Certificates, on a pro-rata basis based the certificate principal balance of the Group I Certificates and Group II Certificates, such that the Class A Certificates will have at least 39.60% credit enhancement, second to the Class M-1 Certificates, such that the Class M-1 Certificates will have at least 30.50% credit enhancement, third to the Class M-2 Certificates such that the Class M-2 Certificates will have at least 24.80% credit enhancement, fourth, to the Class M-3 Certificates such that the Class M-3 Certificates will have at least 21.30% credit enhancement, fifth, to the Class M-4 Certificates such that the Class M-4 Certificates will have at least 17.80% credit enhancement, sixth, to the Class M-5 Certificates such that the Class M-5 Certificates will have at least 15.30% credit enhancement, seventh, to the Class M-6 Certificates such that the Class M-6 Certificates will have at least 12.90% credit enhancement, eighth, to the Class M-7 Certificates such that the Class M-7 Certificates will have at least 10.90% credit enhancement, ninth, to the Class M-8 Certificates such that the Class M-8 Certificates will have at least 8.90% credit enhancement, tenth, to the Class M-9 Certificates such that the Class M-9 Certificates will have at least 6.90% credit enhancement, eleventh to the Class B-1 Certificates such that the Class B-1 Certificates will have at least 4.90% credit enhancement, and twelfth, to the Class B-2 Certificates such that the Class B-2 Certificates will have at least 3.50% credit enhancement (subject, in each cased to any overcollateralization floors).

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc., WaMu Capital Corp. and/or Goldman, Sachs & Co. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither the Co-Lead Managers nor any of their affiliates make any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Weighted Average Life Tables

Class B-1 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 18% CPR	100% PPC 22% CPR	115% PPC 27% CPR	130% PPC 32% CPR	145% PPC 36% CPR
WAL (yr)	7.22	5.91	4.88	4.24	3.90
MDUR (yr)	5.65	4.80	4.10	3.65	3.39
First Prin Pay	41	37	37	37	38
Last Prin Pay	131	107	87	72	63

Class B-1 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 18% CPR	100% PPC 22% CPR	115% PPC 27% CPR	130% PPC 32% CPR	145% PPC 36% CPR
WAL (yr)	7.34	6.02	4.96	4.31	3.95
MDUR (yr)	5.72	4.87	4.15	3.70	3.43
First Prin Pay	41	37	37	37	38
Last Prin Pay	148	122	98	82	71

Yield Maintenance Agreement Schedule and Strike Rates For Subordinate Certificates

Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)	Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)
1	NA	NA	NA	23	628,409,000	7.482538	10.000000
2	628,409,000	7.039597	10.000000	24	628,409,000	7.241205	10.000000
3	628,409,000	6.358544	10.000000	25	628,409,000	7.240983	10.000000
4	628,409,000	6.571252	10.000000	26	628,409,000	8.016557	10.000000
5	628,409,000	6.364516	10.000000	27	628,409,000	7.240538	10.000000
6	628,409,000	6.577060	10.000000	28	628,409,000	7.666667	10.000000
7	628,409,000	6.364988	10.000000	29	628,409,000	8.095586	10.000000
8	628,409,000	6.365051	10.000000	30	628,409,000	8.365177	10.000000
9	628,409,000	6.577253	10.000000	31	628,409,000	8.095111	10.000000
10	628,409,000	6.365643	10.000000	32	628,409,000	8.097488	10.000000
11	628,409,000	6.583073	10.000000	33	628,409,000	8.366867	10.000000
12	628,409,000	6.370978	10.000000	34	628,409,000	8.299070	10.000000
13	628,409,000	6.370978	10.000000	35	628,409,000	9.304140	10.000000
14	628,409,000	7.053583	10.000000	36	628,409,000	9.003745	10.000000
15	628,409,000	6.370978	10.000000	37	628,409,000	9.003027	10.000000
16	628,409,000	6.583917	10.000000	38	608,378,630	9.624228	10.000000
17	628,409,000	6.376594	10.000000	39	575,349,012	9.002488	10.000000
18	628,409,000	6.589416	10.000000	40	543,177,447	9.493896	10.000000
19	628,409,000	6.376853	10.000000	41	511,866,324	9.865535	10.000000
20	628,409,000	6.376851	10.000000	42	NA	NA	NA
21	628,409,000	6.589411	10.000000	43	451,828,229	9.863530	10.000000
22	628,409,000	6.559103	10.000000	44	422,970,779	9.863526	10.000000

Effective Available Funds Schedule for Group I Certificates

Assumptions to Optional Termination

Period	NWC (1) (%)	NWC (2,3) (%)	Period	NWC (1) (%)	NWC (2,3) (%)	Period	NWC (1) (%)	NWC (2,3) (%)
1	4.01	4.01	31	8.16	10.00	61	11.59	11.59
2	7.16	10.00	32	8.16	10.00	62	12.83	12.83
3	6.46	10.00	33	8.44	10.00	63	11.59	11.59
4	6.68	10.00	34	8.24	10.00	64	11.97	11.97
5	6.47	10.00	35	9.37	10.00	65	11.59	11.59
6	6.68	10.00	36	9.06	10.00	66	11.97	11.97
7	6.47	10.00	37	9.06	10.00	67	11.58	11.58
8	6.47	10.00	38	9.69	10.00	68	11.58	11.58
9	6.68	10.00	39	9.06	10.00	69	11.96	11.96
10	6.47	10.00	40	9.42	10.00	70	11.58	11.58
11	6.69	10.00	41	9.91	10.00	71	11.97	11.97
12	6.47	10.00	42	10.24	10.24	72	11.58	11.58
13	6.47	10.00	43	9.91	10.00	73	11.58	11.58
14	7.17	10.00	44	9.91	10.00	74	12.81	12.81
15	6.47	10.00	45	10.23	10.23	75	11.57	11.57
16	6.69	10.00	46	9.96	10.00	76	11.96	11.96
17	6.48	10.00	47	11.11	11.11	77	11.57	11.57
18	6.70	10.00	48	10.75	10.75	78	11.96	11.96
19	6.48	10.00	49	10.75	10.75	79	11.57	11.57
20	6.48	10.00	50	11.90	11.90	80	11.57	11.57
21	6.70	10.00	51	10.75	10.75	81	11.95	11.95
22	6.53	10.00	52	11.16	11.16	82	11.56	11.56
23	7.57	10.00	53	11.59	11.59	83	11.95	11.95
24	7.33	10.00	54	11.97	11.97	84	11.56	11.56
25	7.33	10.00	55	11.58	11.58	85	11.56	11.56
26	8.11	10.00	56	11.58	11.58	86	12.35	12.35
27	7.33	10.00	57	11.97	11.97	87	11.55	11.55
28	7.62	10.00	58	11.58	11.58	88	11.94	11.94
29	8.17	10.00	59	11.98	11.98			
30	8.44	10.00	60	11.59	11.59			

(1) Assumes 1mLIBOR and 6mLIBOR stay at 2.35% and 20.00%, respectively, and the cashflows are run to the Optional Termination at the pricing speed.

(2) Assumes 1mLIBOR and 6mLIBOR increases instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.

(3) Assumes proceeds from the related Yield Maintenance Agreement included.

Effective Available Funds Schedule for Group II Certificates

Assumptions to Optional Termination

Period	NWC (1) (%)	NWC (2,3) (%)	Period	NWC (1) (%)	NWC (2,3) (%)	Period	NWC (1) (%)	NWC (2,3) (%)
1	3.80	3.80	31	7.95	10.00	61	11.57	11.57
2	6.79	10.00	32	7.96	10.00	62	12.81	12.81
3	6.14	10.00	33	8.22	10.00	63	11.57	11.57
4	6.34	10.00	34	8.43	10.00	64	11.96	11.96
5	6.14	10.00	35	9.17	10.00	65	11.58	11.58
6	6.35	10.00	36	8.88	10.00	66	11.96	11.96
7	6.14	10.00	37	8.88	10.00	67	11.58	11.58
8	6.14	10.00	38	9.49	10.00	68	11.57	11.57
9	6.35	10.00	39	8.88	10.00	69	11.96	11.96
10	6.14	10.00	40	9.65	10.00	70	11.58	11.58
11	6.35	10.00	41	9.77	10.00	71	11.97	11.97
12	6.15	10.00	42	10.10	10.10	72	11.58	11.58
13	6.15	10.00	43	9.77	10.00	73	11.58	11.58
14	6.81	10.00	44	9.77	10.00	74	12.82	12.82
15	6.15	10.00	45	10.10	10.10	75	11.58	11.58
16	6.36	10.00	46	10.23	10.23	76	11.97	11.97
17	6.16	10.00	47	11.02	11.02	77	11.59	11.59
18	6.36	10.00	48	10.66	10.66	78	11.97	11.97
19	6.16	10.00	49	10.66	10.66	79	11.58	11.58
20	6.16	10.00	50	11.81	11.81	80	11.58	11.58
21	6.36	10.00	51	10.66	10.66	81	11.97	11.97
22	6.62	10.00	52	11.48	11.48	82	11.58	11.58
23	7.29	10.00	53	11.55	11.55	83	11.97	11.97
24	7.06	10.00	54	11.93	11.93	84	11.58	11.58
25	7.06	10.00	55	11.55	11.55	85	11.58	11.58
26	7.81	10.00	56	11.55	11.55	86	12.37	12.37
27	7.06	10.00	57	11.94	11.94	87	11.58	11.58
28	7.76	10.00	58	11.56	11.56	88	11.96	11.96
29	7.95	10.00	59	11.96	11.96			
30	8.21	10.00	60	11.57	11.57			

(1) Assumes 1mLIBOR and 6mLIBOR stay at 2.35% and 20.00%, respectively, and the cashflows are run to the Optional Termination at the pricing speed.

(2) Assumes 1mLIBOR and 6mLIBOR increases instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.

(3) Assumes proceeds from the related Yield Maintenance Agreement included.

Effective Available Funds Schedule for Subordinate Certificates

Assumptions to Optional Termination

Period	NWC (1) (%)	NWC (2,3) (%)	Period	NWC (1) (%)	NWC (2,3) (%)	Period	NWC (1) (%)	NWC (2,3) (%)
1	3.94	3.94	31	8.10	10.00	61	11.58	11.58
2	7.04	10.00	32	8.10	10.00	62	12.82	12.82
3	6.36	10.00	33	8.37	10.00	63	11.58	11.58
4	6.57	10.00	34	8.30	10.00	64	11.97	11.97
5	6.36	10.00	35	9.30	10.00	65	11.58	11.58
6	6.58	10.00	36	9.00	10.00	66	11.97	11.97
7	6.36	10.00	37	9.00	10.00	67	11.58	11.58
8	6.37	10.00	38	9.62	10.00	68	11.58	11.58
9	6.58	10.00	39	9.00	10.00	69	11.96	11.96
10	6.37	10.00	40	9.49	10.00	70	11.58	11.58
11	6.58	10.00	41	9.87	10.00	71	11.97	11.97
12	6.37	10.00	42	10.19	10.19	72	11.58	11.58
13	6.37	10.00	43	9.86	10.00	73	11.58	11.58
14	7.05	10.00	44	9.86	10.00	74	12.82	12.82
15	6.37	10.00	45	10.19	10.19	75	11.57	11.57
16	6.58	10.00	46	10.05	10.05	76	11.96	11.96
17	6.38	10.00	47	11.08	11.08	77	11.58	11.58
18	6.59	10.00	48	10.72	10.72	78	11.96	11.96
19	6.38	10.00	49	10.72	10.72	79	11.57	11.57
20	6.38	10.00	50	11.87	11.87	80	11.57	11.57
21	6.59	10.00	51	10.72	10.72	81	11.96	11.96
22	6.56	10.00	52	11.26	11.26	82	11.57	11.57
23	7.48	10.00	53	11.57	11.57	83	11.95	11.95
24	7.24	10.00	54	11.96	11.96	84	11.57	11.57
25	7.24	10.00	55	11.57	11.57	85	11.56	11.56
26	8.02	10.00	56	11.57	11.57	86	12.36	12.36
27	7.24	10.00	57	11.96	11.96	87	11.56	11.56
28	7.67	10.00	58	11.57	11.57	88	11.94	11.94
29	8.10	10.00	59	11.97	11.97			
30	8.37	10.00	60	11.58	11.58			

(1) Assumes 1mLIBOR and 6mLIBOR stay at 2.35% and 20.00%, respectively, and the cashflows are run to the Optional Termination at the pricing speed.

(2) Assumes 1mLIBOR and 6mLIBOR increases instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.

(3) Assumes proceeds from the related Yield Maintenance Agreement included.

EXCESS SPREAD [1,2]

Period	FWD 1 Month LIBOR %	FWD 6 Month LIBOR %	STATIC LIBOR (%)	FORWARD LIBOR (%)	Period	FWD 1 Month LIBOR %	FWD 6 Month LIBOR %	STATIC LIBOR (%)	FORWARD LIBOR (%)
1	2.350	2.628	2.09	2.09	45	4.469	4.595	4.29	3.90
2	2.423	2.732	4.02	3.95	46	4.500	4.629	4.20	3.74
3	2.532	2.836	3.74	3.55	47	4.532	4.663	4.29	4.01
4	2.672	2.931	3.83	3.51	48	4.566	4.696	4.20	3.81
5	2.800	3.014	3.73	3.28	49	4.601	4.728	4.19	3.77
6	2.903	3.084	3.82	3.28	50	4.637	4.758	4.48	4.24
7	2.971	3.147	3.73	3.10	51	4.670	4.784	4.19	3.70
8	3.035	3.210	3.72	3.03	52	4.701	4.808	4.29	3.87
9	3.100	3.270	3.81	3.08	53	4.728	4.827	4.19	3.79
10	3.163	3.329	3.71	2.89	54	4.753	4.844	4.29	3.94
11	3.216	3.385	3.80	2.96	55	4.775	4.856	4.19	3.74
12	3.275	3.440	3.70	2.78	56	4.793	4.868	4.19	3.72
13	3.340	3.492	3.70	2.71	57	4.807	4.881	4.29	3.88
14	3.395	3.539	3.97	3.02	58	4.818	4.897	4.19	3.72
15	3.447	3.585	3.69	2.59	59	4.825	4.916	4.29	3.96
16	3.496	3.627	3.77	2.67	60	4.827	4.938	4.19	3.78
17	3.539	3.661	3.67	2.50	61	4.842	4.965	4.19	3.77
18	3.579	3.687	3.76	2.58	62	4.872	4.993	4.48	4.27
19	3.623	3.711	3.66	2.41	63	4.900	5.020	4.19	3.71
20	3.666	3.737	3.65	2.36	64	4.929	5.047	4.29	3.88
21	3.695	3.765	3.74	2.45	65	4.956	5.072	4.19	3.79
22	3.699	3.796	3.80	2.50	66	4.982	5.097	4.29	3.94
23	3.687	3.835	4.29	3.33	67	5.008	5.121	4.19	3.73
24	3.721	3.883	4.19	3.15	68	5.032	5.143	4.19	3.71
25	3.781	3.933	4.18	3.08	69	5.056	5.164	4.29	3.87
26	3.831	3.980	4.46	3.46	70	5.079	5.185	4.19	3.69
27	3.879	4.024	4.17	2.97	71	5.100	5.204	4.29	3.94
28	3.926	4.067	4.26	3.25	72	5.121	5.222	4.19	3.74
29	3.972	4.107	4.18	3.68	73	5.140	5.238	4.19	3.72
30	4.015	4.144	4.27	3.78	74	5.158	5.253	4.48	4.26
31	4.056	4.179	4.17	3.59	75	5.175	5.267	4.20	3.69
32	4.094	4.210	4.16	3.55	76	5.191	5.280	4.30	3.88
33	4.130	4.240	4.25	3.66	77	5.205	5.291	4.21	3.75
34	4.163	4.269	4.15	3.58	78	5.218	5.300	4.31	3.93
35	4.192	4.296	4.24	3.98	79	5.229	5.308	4.22	3.74
36	4.218	4.324	4.14	3.79	80	5.240	5.316	4.23	3.74
37	4.243	4.351	4.13	3.76	81	5.248	5.324	4.33	3.93
38	4.270	4.379	4.33	4.04	82	5.255	5.334	4.24	3.75
39	4.298	4.408	4.16	3.72	83	5.261	5.345	4.34	3.98
40	4.325	4.437	4.27	3.90	84	5.265	5.357	4.25	3.80
41	4.353	4.467	4.18	3.84	85	5.274	5.372	4.26	3.80
42	4.381	4.498	4.28	3.97	86	5.289	5.387	4.46	4.17
43	4.410	4.529	4.19	3.78	87	5.304	5.402	4.28	3.79
44	4.439	4.561	4.19	3.76					

(1) Assumes the Pricing Prepayment Speed.
(2) Calculated as (a) interest collections on the collateral (net of the trust administrations, master servicing and servicing fees), less total interest on the Offered Certificates divided by (b) collateral balance as of the beginning period, multiplied by 12.

BREAKEVEN LOSSES

Class	M-1	M-2	M-3	M-4	M-5	M-6
Rating (S/M)	AA+/Aa1	AA/Aa2	AA-/Aa3	A+/A1	A/A2	A-/A3
Loss Severity	30%	30%	30%	30%	30%	30%
Default	38.94 CDR	30.24 CDR	25.73 CDR	21.68 CDR	19.07 CDR	16.72 CDR
Collateral Loss	18.25%	15.97%	14.55%	13.10%	12.05%	11.02%
Loss Severity	40%	40%	40%	40%	40%	40%
Default	25.43 CDR	20.51 CDR	17.81 CDR	15.29 CDR	13.61 CDR	12.06 CDR
Collateral Loss	19.27%	16.85%	15.35%	13.81%	12.69%	11.60%
Loss Severity	50%	50%	50%	50%	50%	50%
Default	18.86 CDR	15.51 CDR	13.61 CDR	11.80 CDR	10.58 CDR	9.43 CDR
Collateral Loss	19.94%	17.43%	15.87%	14.26%	13.12%	11.98%

Class	M-7	M-8	M-9	B-1	B-2
Rating (S/M)	BBB+/Baa1	BBB/Baa2	BBB-/Baa3	BB+/Ba1	BB/NR
Loss Severity	30%	30%	30%	30%	30%
Default	14.81 CDR	13.00 CDR	11.21 CDR	9.72 CDR	9.04 CDR
Collateral Loss	10.12%	9.20%	8.23%	7.36%	6.95%
Loss Severity	40%	40%	40%	40%	40%
Default	10.78 CDR	9.53 CDR	8.27 CDR	7.25 CDR	6.79 CDR
Collateral Loss	10.65%	9.66%	8.62%	7.73%	7.31%
Loss Severity	50%	50%	50%	50%	50%
Default	8.47 CDR	7.52 CDR	6.56 CDR	5.78 CDR	5.43 CDR
Collateral Loss	10.98%	9.96%	8.88%	7.96%	7.54%

Assumptions

12 Month Delay
Delinquency Trigger Failing
Run to maturity
Defaults are in addition to prepayments
Run at pricing speed
"Break" is CDR which results in approximate first dollar of principal loss

Mortgage Loans as of the Cut-off Date

		Minimum	Maximum
Scheduled Principal Balance	$3,481,485,047	$16,762	$1,000,000
Average Scheduled Principal Balance	$201,545		
Number of Mortgage Loans	17,274		
Weighted Average Gross Coupon	7.07%	4.70%	12.95%
Weighted Average FICO Score	631	475	814
Weighted Average Combined Original LTV	80.69%	17.13%	100.00%
Weighted Average Original Term	359 months	120 months	360 months
Weighted Average Stated Remaining Term	357 months	117 months	359 months
Weighted Average Seasoning	2 months	1 month	24 months
Weighted Average Gross Margin	5.09%	4.25%	7.70%
Weighted Average Minimum Interest Rate	7.05%	4.70%	12.95%
Weighted Average Maximum Interest Rate	13.06%	10.70%	18.95%
Weighted Average Initial Rate Cap	1.07%	1.00%	3.00%
Weighted Average Subsequent Rate Cap	1.00%	1.00%	1.00%
Weighted Average Months to Roll	22 months	1 month	59 months
Maturity Date		Oct 1, 2014	Dec 1, 2034
Maximum Zip Code Concentration	0.51%	94565	
ARM	92.51%		
Fixed Rate	7.49%		
2/28 LIBOR	68.57%		
2/28 LIBOR I/O	20.52%		
3/27 LIBOR	1.37%		
3/27 LIBOR I/O	0.70%		
5/25 LIBOR	0.38%		
5/25 LIBOR I/O	0.36%		
6 Month LIBOR	0.61%		
Fixed Rate	7.49%		
Interest Only	21.57%		
Not Interest Only	78.43%		
Original Prepay Penalty: 0 months	28.96%		
Original Prepay Penalty: 12 months	3.05%		
Original Prepay Penalty: 24 months	57.49%		
Original Prepay Penalty: 36 months	10.50%		

First Lien	100.00%
Full Documentation	62.02%
Limited Documentation	1.11%
Stated Income Documentation	36.87%
Cash Out Refinance	40.35%
Purchase	54.87%
Rate/Term Refinance	4.78%
2-4 Units	8.24%
Condominium	6.60%
PUD	12.59%
Single Family	72.29%
Townhouse	0.28%
Non-owner	7.64%
Owner Occupied	91.30%
Second Home	1.06%
Top 5 States:	
California	40.94%
Illinois	6.15%
Florida	5.97%
Texas	5.22%
Colorado	4.67%

Current Principal Balance ($)	# of Loans	Current Principal Balance ($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 - 50,000.00	848	35,037,302.21	1.01%	8.768	348	79.87	615
50,000.01 - 100,000.00	3,315	252,514,368.18	7.25%	7.955	354	81.14	619
100,000.01 - 150,000.00	3,663	455,269,358.99	13.08%	7.446	356	80.76	621
150,000.01 - 200,000.00	2,659	462,926,094.03	13.30%	7.143	356	80.51	626
200,000.01 - 250,000.00	1,935	433,120,522.19	12.44%	7.021	357	80.65	633
250,000.01 - 300,000.00	1,572	431,049,849.88	12.38%	6.795	357	80.92	638
300,000.01 - 350,000.00	1,024	331,208,522.75	9.51%	6.772	357	81.29	641
350,000.01 - 400,000.00	771	287,952,761.96	8.27%	6.746	357	81.60	640
400,000.01 - 450,000.00	476	202,544,810.69	5.82%	6.743	357	80.96	641
450,000.01 - 500,000.00	362	172,818,121.99	4.96%	6.792	357	80.79	635
500,000.01 - 550,000.00	162	85,041,409.93	2.44%	6.915	356	82.03	645
550,000.01 - 600,000.00	160	92,646,829.88	2.66%	6.865	356	80.00	639
600,000.01 - 650,000.00	106	66,568,594.13	1.91%	7.162	358	79.95	617
650,000.01 - 700,000.00	58	39,209,978.60	1.13%	6.936	358	79.29	625
700,000.01 - 750,000.00	68	49,748,242.50	1.43%	7.177	357	78.53	614
750,000.01 - 800,000.00	25	19,410,815.75	0.56%	6.961	357	78.81	637
800,000.01 - 850,000.00	23	19,319,574.91	0.55%	7.210	357	77.65	611
850,000.01 - 900,000.00	12	10,636,090.06	0.31%	7.058	357	71.55	597
900,000.01 - 950,000.00	3	2,787,605.39	0.08%	7.308	358	72.93	605
950,000.01 - 1,000,000.00	32	31,674,193.89	0.91%	7.031	358	71.98	628
Total	**17,274**	**3,481,485,047.91**	**100.00%**	**7.075**	**357**	**80.69**	**631**

Current Gross Rate (%)	# of Loans	Current Principal Balance ($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
4.500 - 4.999	7	1,437,315.92	0.04%	4.829	356	76.88	699
5.000 - 5.499	248	72,680,356.62	2.09%	5.341	356	78.32	683
5.500 - 5.999	1,274	356,927,236.77	10.25%	5.795	356	78.56	671
6.000 - 6.499	2,388	598,579,810.80	17.19%	6.252	357	79.40	660
6.500 - 6.999	3,724	854,745,948.68	24.55%	6.737	357	79.50	643
7.000 - 7.499	2,754	555,231,453.17	15.95%	7.214	357	81.20	628
7.500 - 7.999	2,656	474,546,618.77	13.63%	7.720	357	83.34	607
8.000 - 8.499	1,496	227,242,918.23	6.53%	8.225	357	84.52	590
8.500 - 8.999	1,228	178,119,779.71	5.12%	8.716	357	84.41	572
9.000 - 9.499	656	77,981,887.95	2.24%	9.213	357	82.86	561
9.500 - 9.999	397	43,007,476.88	1.24%	9.693	354	79.23	552
10.000 -10.499	200	18,722,548.27	0.54%	10.216	353	73.15	544
10.500 -10.999	115	10,394,449.61	0.30%	10.712	349	68.52	538
11.000 -11.499	51	5,141,677.99	0.15%	11.195	356	62.56	528
11.500 -11.999	50	4,708,570.29	0.14%	11.671	355	65.20	522
12.000 -12.499	19	1,208,056.58	0.03%	12.203	358	67.28	523
12.500 -12.999	11	808,941.67	0.02%	12.677	358	64.03	518
Total	**17,274**	**3,481,485,047.91**	**100.00%**	**7.075**	**357**	**80.69**	**631**

FICO	# of Loans	Current Principal Balance ($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
400-499	5	763,400.28	0.02%	9.300	354	75.77	492
500-524	835	145,180,580.35	4.17%	8.808	356	74.71	514
525-549	1,185	214,430,798.90	6.16%	8.332	357	78.87	538
550-574	1,384	273,832,979.94	7.87%	7.777	357	80.72	563
575-599	2,379	442,293,219.41	12.70%	7.223	357	80.94	586
600-624	2,490	487,625,614.57	14.01%	7.007	357	81.83	612
625-649	2,792	567,637,635.20	16.30%	6.853	356	81.51	637
650-674	2,493	527,597,006.06	15.15%	6.743	357	81.05	662
675-699	1,649	361,319,947.88	10.38%	6.606	357	80.73	686
700+	2,059	460,446,275.79	13.23%	6.469	356	80.50	730
None	3	357,589.53	0.01%	7.634	357	83.78	NA
Total	**17,274**	**3,481,485,047.91**	**100.00%**	**7.075**	**357**	**80.69**	**631**

Combined Original LTV (%)	# of Loans	Current Principal Balance ($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01- 49.99	234	35,591,281.97	1.02%	7.416	347	40.77	601
50.00- 54.99	139	24,552,245.09	0.71%	7.443	346	52.53	592
55.00- 59.99	171	32,472,808.98	0.93%	7.362	353	57.46	602
60.00- 64.99	290	63,065,017.30	1.81%	7.502	354	62.69	593
65.00- 69.99	459	96,370,674.21	2.77%	7.530	353	67.04	594
70.00- 74.99	566	124,194,820.01	3.57%	7.215	354	71.88	601
75.00- 79.99	1,052	228,009,607.54	6.55%	7.048	356	76.94	616
80.00	9,391	1,914,988,872.42	55.00%	6.729	357	80.00	648
80.01- 84.99	323	80,562,877.94	2.31%	7.313	357	83.52	598
85.00- 89.99	1,261	273,637,835.85	7.86%	7.545	357	86.00	599
90.00- 94.99	2,346	426,627,221.58	12.25%	7.633	357	90.14	623
95.00- 99.99	651	128,803,822.99	3.70%	7.793	357	95.05	625
100.00	391	52,607,962.03	1.51%	8.419	357	100.00	643
Total	**17,274**	**3,481,485,047.91**	**100.00%**	**7.075**	**357**	**80.69**	**631**

Original Term (months)	# of Loans	Current Principal Balance ($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
120	4	177,445.23	0.01%	8.694	118	68.86	593
180	159	17,415,458.72	0.50%	7.155	177	69.59	652
240	18	1,904,614.82	0.05%	8.068	238	75.34	585
360	17,093	3,461,987,529.14	99.44%	7.074	358	80.75	631
Total	**17,274**	**3,481,485,047.91**	**100.00%**	**7.075**	**357**	**80.69**	**631**

Stated Remaining Term (months)	# of Loans	Current Principal Balance ($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
61-120	4	177,445.23	0.01%	8.694	118	68.86	593
121-180	159	17,415,458.72	0.50%	7.155	177	69.59	652
181-240	18	1,904,614.82	0.05%	8.068	238	75.34	585
301-360	17,093	3,461,987,529.14	99.44%	7.074	358	80.75	631
Total	**17,274**	**3,481,485,047.91**	**100.00%**	**7.075**	**357**	**80.69**	**631**

Debt Ratio (%)	# of Loans	Current Principal Balance ($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 -20.00	986	163,655,350.80	4.70%	7.269	355	79.65	636
20.01 -25.00	802	124,054,031.88	3.56%	7.316	355	80.42	628
25.01 -30.00	1,318	215,759,303.69	6.20%	7.319	355	80.63	628
30.01 -35.00	1,994	358,473,258.39	10.30%	7.205	357	80.47	629
35.01 -40.00	2,763	534,089,671.11	15.34%	7.091	356	80.58	636
40.01 -45.00	3,533	740,884,731.72	21.28%	7.004	357	80.94	637
45.01 -50.00	4,857	1,095,619,838.66	31.47%	6.881	357	81.25	635
50.01 -55.00	1,007	245,959,050.82	7.06%	7.453	357	78.86	589
55.01 -60.00	11	2,058,121.53	0.06%	7.100	351	75.72	600
60.01+	3	931,689.31	0.03%	8.514	359	85.19	592
Total	**17,274**	**3,481,485,047.91**	**100.00%**	**7.075**	**357**	**80.69**	**631**

FRM/ARM	# of Loans	Current Principal Balance ($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
ARM	15,466	3,220,630,306.87	92.51%	7.053	358	80.98	629
Fixed Rate	1,808	260,854,741.04	7.49%	7.340	344	77.09	653
Total	**17,274**	**3,481,485,047.91**	**100.00%**	**7.075**	**357**	**80.69**	**631**

Product	# of Loans	Current Principal Balance ($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2/28 LIBOR	12,287	2,387,377,927.97	68.57%	7.194	358	81.12	628
2/28 LIBOR I/O	2,603	714,239,676.80	20.52%	6.588	358	80.59	633
3/27 LIBOR	280	47,560,844.38	1.37%	7.222	357	80.77	625
3/27 LIBOR I/O	95	24,329,775.27	0.70%	6.618	358	80.42	641
5/25 LIBOR	58	13,325,622.21	0.38%	7.173	357	76.98	652
5/25 LIBOR I/O	38	12,418,468.07	0.36%	7.003	357	80.69	639
6 Month LIBOR	105	21,377,992.17	0.61%	6.952	358	82.56	620
Fixed Rate	1,808	260,854,741.04	7.49%	7.340	344	77.09	653
Total	**17,274**	**3,481,485,047.91**	**100.00%**	**7.075**	**357**	**80.69**	**631**

Interest Only	# of Loans	Current Principal Balance ($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Interest Only	2,736	750,987,920.14	21.57%	6.596	358	80.58	634
Not Interest Only	14,538	2,730,497,127.77	78.43%	7.206	356	80.72	630
Total	**17,274**	**3,481,485,047.91**	**100.00%**	**7.075**	**357**	**80.69**	**631**

Prepayment Penalty Original Term (months)	# of Loans	Current Principal Balance ($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Prepay Penalty: 0 months	5,292	1,008,230,274.29	28.96%	7.276	356	81.08	634
Prepay Penalty: 12 months	374	106,213,390.48	3.05%	7.125	357	79.47	644
Prepay Penalty: 24 months	9,462	2,001,636,879.76	57.49%	6.971	358	80.66	629
Prepay Penalty: 36 months	2,146	365,404,503.38	10.50%	7.072	353	80.09	635
Total	**17,274**	**3,481,485,047.91**	**100.00%**	**7.075**	**357**	**80.69**	**631**

Lien	# of Loans	Current Principal Balance ($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
First Lien	17,274	3,481,485,047.91	100.00%	7.075	357	80.69	631
Total	**17,274**	**3,481,485,047.91**	**100.00%**	**7.075**	**357**	**80.69**	**631**

Documentation Type	# of Loans	Current Principal Balance ($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Full Documentation	11,314	2,159,096,698.89	62.02%	7.128	357	81.24	614
Limited Documentation	148	38,649,744.20	1.11%	7.019	357	79.46	623
Stated Income Documentation	5,812	1,283,738,604.82	36.87%	6.986	357	79.79	661
Total	**17,274**	**3,481,485,047.91**	**100.00%**	**7.075**	**357**	**80.69**	**631**

Loan Purpose	# of Loans	Current Principal Balance ($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Cash Out Refinance	6,845	1,404,878,283.12	40.35%	7.258	356	79.40	609
Purchase	9,579	1,910,178,241.55	54.87%	6.890	357	81.91	650
Rate/Term Refinance	850	166,428,523.24	4.78%	7.645	354	77.49	603
Total	**17,274**	**3,481,485,047.91**	**100.00%**	**7.075**	**357**	**80.69**	**631**

Property Type	# of Loans	Current Principal Balance ($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2-4 Units	1,261	286,812,698.19	8.24%	7.140	356	80.57	651
Condominium	1,217	229,897,454.63	6.60%	6.909	357	80.98	642
PUD	1,884	438,445,678.82	12.59%	6.982	357	80.92	627
Single Family	12,845	2,516,725,190.69	72.29%	7.097	357	80.63	629
Townhouse	67	9,604,025.58	0.28%	7.336	358	81.00	635
Total	**17,274**	**3,481,485,047.91**	**100.00%**	**7.075**	**357**	**80.69**	**631**

Occupancy Status	# of Loans	Current Principal Balance ($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Non-owner	2,223	265,873,512.34	7.64%	7.617	355	81.44	657
Owner Occupied	14,890	3,178,562,053.94	91.30%	7.028	357	80.59	629
Second Home	161	37,049,481.63	1.06%	7.147	357	83.91	647
Total	**17,274**	**3,481,485,047.91**	**100.00%**	**7.075**	**357**	**80.69**	**631**

State	# of Loans	Current Principal Balance ($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Alabama	172	19,130,429.26	0.55%	7.924	356	83.23	598
Alaska	51	9,756,889.35	0.28%	7.711	357	81.85	623
Arizona	160	26,133,413.87	0.75%	7.328	357	82.06	617
Arkansas	52	4,060,716.72	0.12%	8.710	358	95.45	626
California	4,791	1,425,399,924.15	40.94%	6.704	357	79.45	640
Colorado	835	162,448,679.39	4.67%	7.011	357	81.41	625
Connecticut	200	41,306,896.30	1.19%	7.356	356	80.01	623
Delaware	8	1,576,919.74	0.05%	7.134	347	82.75	613
District of Columbia	44	9,815,956.05	0.28%	7.562	358	76.44	595
Florida	1,247	207,789,095.29	5.97%	7.255	356	81.31	631
Georgia	675	106,944,575.19	3.07%	7.296	356	83.13	639
Hawaii	23	10,738,327.25	0.31%	6.880	357	77.57	633
Idaho	17	2,805,265.74	0.08%	7.375	357	79.43	609
Illinois	1,192	214,235,783.61	6.15%	7.279	357	82.25	629
Indiana	153	10,729,948.04	0.31%	7.941	355	83.44	615
Iowa	72	6,597,910.80	0.19%	8.191	358	85.69	605
Kansas	25	1,714,254.33	0.05%	8.612	357	82.09	592
Kentucky	85	8,442,373.23	0.24%	7.675	358	81.82	597
Louisiana	144	13,960,827.53	0.40%	8.273	354	81.63	591
Maine	13	2,253,082.48	0.06%	7.729	358	77.27	605
Maryland	320	73,833,970.96	2.12%	7.273	357	79.91	618
Massachusetts	151	41,854,991.66	1.20%	6.953	358	80.26	633
Michigan	533	65,755,074.46	1.89%	7.873	357	83.80	607
Minnesota	163	33,756,620.87	0.97%	7.606	358	85.75	609
Missouri	187	17,373,560.32	0.50%	8.063	354	84.23	630
Montana	12	1,662,722.40	0.05%	7.026	357	81.15	632
Nebraska	107	11,540,470.27	0.33%	7.839	355	83.02	621
Nevada	176	38,881,383.29	1.12%	6.903	358	79.83	628
New Hampshire	27	5,929,678.22	0.17%	7.314	357	79.65	619
New Jersey	344	88,005,412.67	2.53%	7.460	358	82.54	621
New Mexico	70	8,748,589.98	0.25%	7.743	356	81.63	608
New York	414	126,298,909.51	3.63%	7.017	356	79.82	657
North Carolina	310	36,403,745.06	1.05%	7.738	357	83.10	606
North Dakota	11	948,500.45	0.03%	7.709	357	80.82	618
Ohio	342	36,993,019.51	1.06%	7.910	356	87.86	604
Oklahoma	130	12,049,831.23	0.35%	8.122	348	82.80	606
Oregon	363	64,496,807.83	1.85%	7.006	358	80.66	633
Pennsylvania	318	34,789,019.13	1.00%	7.857	356	82.30	612
Rhode Island	44	8,624,722.93	0.25%	7.503	358	81.22	610
South Carolina	121	13,819,611.70	0.40%	7.866	357	83.74	602
South Dakota	5	637,090.90	0.02%	8.324	358	88.60	606
Tennessee	353	33,755,827.21	0.97%	7.635	355	81.62	624
Texas	1,450	181,888,491.60	5.22%	7.582	354	79.98	616
Utah	194	31,842,818.27	0.91%	7.072	358	81.45	633
Vermont	4	609,189.12	0.02%	7.544	358	81.39	575
Virginia	245	60,626,440.91	1.74%	7.019	357	80.01	629
Washington	717	141,702,778.48	4.07%	6.874	358	80.60	630
West Virginia	20	1,987,905.34	0.06%	8.838	358	82.10	557
Wisconsin	169	19,473,495.08	0.56%	7.933	352	81.47	601
Wyoming	15	1,353,100.23	0.04%	7.763	357	83.80	603
Total	**17,274**	**3,481,485,047.91**	**100.00%**	**7.075**	**357**	**80.69**	**631**

Gross Margin (%)	# of Loans	Current Principal Balance ($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
4.000 - 4.499	756	162,661,692.47	5.05%	6.302	357	81.52	682
4.500 - 4.999	13,020	2,710,091,290.21	84.15%	6.976	358	81.51	634
5.000 - 5.499	6	1,601,986.49	0.05%	7.107	358	83.16	658
5.500 - 5.999	869	183,565,603.28	5.70%	7.934	358	79.62	558
6.000 - 6.499	5	538,254.13	0.02%	7.887	353	74.19	598
6.500 - 6.999	809	161,980,280.30	5.03%	8.102	357	73.13	583
7.500 - 7.999	1	191,199.99	0.01%	7.700	357	80.00	584
Total	**15,466**	**3,220,630,306.87**	**100.00%**	**7.053**	**358**	**80.98**	**629**

Minimum Interest Rate (%)	# of Loans	Current Principal Balance ($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
4.500 - 4.999	8	1,490,870.04	0.05%	4.942	356	76.72	694
5.000 - 5.499	244	71,899,939.96	2.23%	5.343	358	78.55	683
5.500 - 5.999	1,231	347,227,990.21	10.78%	5.796	358	78.86	671
6.000 - 6.499	2,233	565,244,297.00	17.55%	6.252	358	79.72	658
6.500 - 6.999	3,376	782,091,142.97	24.28%	6.735	358	79.85	641
7.000 - 7.499	2,429	507,714,002.34	15.76%	7.214	358	81.45	625
7.500 - 7.999	2,329	431,747,724.84	13.41%	7.723	358	83.85	603
8.000 - 8.499	1,323	209,752,110.23	6.51%	8.226	358	84.92	587
8.500 - 8.999	1,061	161,822,507.22	5.02%	8.716	358	84.71	567
9.000 - 9.499	560	69,070,708.44	2.14%	9.213	358	82.82	557
9.500 - 9.999	323	37,529,160.97	1.17%	9.693	357	78.53	547
10.000 -10.499	154	15,580,565.46	0.48%	10.205	357	72.17	540
10.500 -10.999	87	9,076,968.70	0.28%	10.712	357	67.64	536
11.000 -11.499	42	4,410,827.88	0.14%	11.195	357	62.98	528
11.500 -11.999	42	4,273,431.99	0.13%	11.654	357	64.39	523
12.000 -12.499	15	986,966.05	0.03%	12.195	357	65.84	523
12.500 -12.999	9	711,092.57	0.02%	12.682	358	61.83	517
Total	**15,466**	**3,220,630,306.87**	**100.00%**	**7.053**	**358**	**80.98**	**629**

Maximum Interest Rate (%)	# of Loans	Current Principal Balance ($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
10.500 -10.999	7	1,437,315.92	0.04%	4.829	356	76.88	699
11.000 -11.499	242	71,488,134.08	2.22%	5.344	358	78.54	684
11.500 -11.999	1,222	344,413,259.33	10.69%	5.796	358	78.85	670
12.000 -12.499	2,228	563,890,839.86	17.51%	6.252	358	79.73	659
12.500 -12.999	3,368	780,199,605.07	24.23%	6.732	358	79.85	641
13.000 -13.499	2,430	508,262,406.29	15.78%	7.210	358	81.45	625
13.500 -13.999	2,343	435,454,421.91	13.52%	7.713	358	83.82	604
14.000 -14.499	1,328	210,872,882.06	6.55%	8.217	358	84.84	587
14.500 -14.999	1,063	162,296,409.23	5.04%	8.713	358	84.69	567
15.000 -15.499	563	69,746,019.50	2.17%	9.204	358	82.89	557
15.500 -15.999	323	37,529,160.97	1.17%	9.693	357	78.53	547
16.000 -16.499	154	15,580,565.46	0.48%	10.205	357	72.17	540
16.500 -16.999	87	9,076,968.70	0.28%	10.712	357	67.64	536
17.000 -17.499	42	4,410,827.88	0.14%	11.195	357	62.98	528
17.500 -17.999	42	4,273,431.99	0.13%	11.654	357	64.39	523
18.000 -18.499	15	986,966.05	0.03%	12.195	357	65.84	523
18.500 -18.999	9	711,092.57	0.02%	12.682	358	61.83	517
Total	**15,466**	**3,220,630,306.87**	**100.00%**	**7.053**	**358**	**80.98**	**629**

Initial Periodic Rate Cap (%)	# of Loans	Current Principal Balance ($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1.000	14,955	3,112,981,855.05	96.66%	7.055	358	81.00	629
2.000	2	634,763.76	0.02%	6.194	356	80.00	623
3.000	509	107,013,688.06	3.32%	6.998	357	80.36	636
Total	**15,466**	**3,220,630,306.87**	**100.00%**	**7.053**	**358**	**80.98**	**629**

Subsequent Periodic Rate Cap (%)	# of Loans	Current Principal Balance ($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1.000	15,466	3,220,630,306.87	100.00%	7.053	358	80.98	629
Total	**15,466**	**3,220,630,306.87**	**100.00%**	**7.053**	**358**	**80.98**	**629**

Next Rate Change Date	# of Loans	Current Principal Balance ($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
02/01/05	1	59,839.31	0.00%	9.300	355	80.00	524
03/01/05	2	461,433.38	0.01%	6.009	356	77.77	735
04/01/05	26	5,367,154.94	0.17%	7.187	357	82.46	609
05/01/05	56	11,077,868.04	0.34%	7.016	358	82.70	615
06/01/05	18	4,198,152.33	0.13%	6.509	359	82.40	638
07/01/05	4	553,848.36	0.02%	7.426	344	90.86	596
08/01/05	11	2,230,502.76	0.07%	6.578	343	82.40	654
09/01/05	11	4,325,517.44	0.13%	7.382	344	72.27	587
10/01/05	13	3,955,793.83	0.12%	6.557	345	78.86	685
11/01/05	8	1,485,055.40	0.05%	7.047	346	80.11	629
01/01/06	2	595,930.42	0.02%	6.310	348	74.85	629
02/01/06	4	536,734.15	0.02%	6.422	349	75.55	678
03/01/06	2	418,798.23	0.01%	6.262	350	84.89	645
04/01/06	21	5,352,996.48	0.17%	5.993	351	82.19	655
05/01/06	24	4,135,550.43	0.13%	6.653	352	78.86	600
06/01/06	56	10,799,405.60	0.34%	6.980	353	83.22	592
07/01/06	141	30,470,734.55	0.95%	7.330	354	79.66	593
08/01/06	116	28,401,911.24	0.88%	7.196	355	78.11	629
09/01/06	796	173,648,824.09	5.39%	7.029	356	79.45	633
10/01/06	4,820	989,829,657.91	30.73%	7.021	357	80.51	630
11/01/06	5,751	1,210,323,903.42	37.58%	7.058	358	81.21	629
12/01/06	3,114	635,416,287.68	19.73%	7.103	359	82.00	630
06/01/07	3	1,402,417.28	0.04%	6.609	353	73.17	616
07/01/07	8	1,397,011.29	0.04%	7.172	354	85.25	594
08/01/07	4	684,140.84	0.02%	7.117	355	86.97	621
09/01/07	25	5,270,733.87	0.16%	7.118	356	78.08	625
10/01/07	111	22,532,712.37	0.70%	6.923	357	80.72	632
11/01/07	141	25,271,892.28	0.78%	7.121	358	81.36	636
12/01/07	81	14,681,408.67	0.46%	6.978	359	80.45	625
04/01/09	1	192,842.38	0.01%	7.250	351	80.68	598
05/01/09	1	355,500.00	0.01%	6.800	352	90.00	605
06/01/09	2	784,208.50	0.02%	6.749	353	79.97	662
08/01/09	2	261,338.00	0.01%	6.316	355	77.75	688
09/01/09	7	2,341,615.78	0.07%	6.820	356	71.46	690
10/01/09	27	6,667,386.59	0.21%	7.015	357	80.79	627
11/01/09	36	11,597,419.99	0.36%	7.249	358	78.28	643
12/01/09	20	3,543,779.04	0.11%	7.049	359	79.98	661
Total	**15,466**	**3,220,630,306.87**	**100.00%**	**7.053**	**358**	**80.98**	**629**

Long Beach Mortgage Loan Trust 2005-1

Marketing Materials

$1,900,320,000
(+/-10%, Approximate)

Long Beach Securities Corp.
Depositor

Long Beach Mortgage Company
Seller and Master Servicer

RBS Greenwich Capital **WaMu Capital Corp.** **Goldman Sachs**
Co-Lead Managers

FOR ADDITIONAL INFORMATION PLEASE CALL:

RBS GREENWICH CAPITAL

Asset-Backed Finance

Brian Bernard	(203) 618-5693
Adam Smith	(203) 618-2271
Patrick Leo	(203) 618-2952
Greg McSweeney	(203) 618-2429

Trading

Ron Weibye	(203) 625-6160
Peter McMullin	(203) 625-6160

RATING AGENCIES

Moody's

Navneet Agarwal	(212) 553-3674

S&P

Brian Grow	(212) 438-1555

Fitch

Wen Hsu	(212) 908-0633

Preliminary Term Sheet ***Date Prepared: December 7, 2004***

$1,900,320,000
(+/- 10% Approximate)

Long Beach Mortgage Loan Trust 2005-1

Class[1,2,3]	Principal Amount ($)	WAL (Years) Call/Mat[4]	Payment Window Call/Mat[4]	Expected Rating S&P/Moody's	Assumed Final Distribution Date	Certificate Type
I-A1	$1,900,320,000	2.43/2.64	1-87/1-194	AAA/Aaa	January 2035	Floating Rate Senior
II-A1	$527,000,000	Not Offered Hereby		AAA/Aaa	January 2014	Floating Rate Senior
II-A2	$214,000,000	Not Offered Hereby		AAA/Aaa	January 2035	Floating Rate Senior
II-A3	$150,830,000	Not Offered Hereby		AAA/Aaa	January 2035	Floating Rate Senior
M-1	$158,408,000	Not Offered Hereby		AA+/Aa1	January 2035	Floating Rate Subordinate
M-2	$99,222,000	Not Offered Hereby		AA/Aa2	January 2035	Floating Rate Subordinate
M-3	$60,926,000	Not Offered Hereby		AA-/Aa3	January 2035	Floating Rate Subordinate
M-4	$60,926,000	Not Offered Hereby		A+/A1	January 2035	Floating Rate Subordinate
M-5	$43,519,000	Not Offered Hereby		A/A2	January 2035	Floating Rate Subordinate
M-6	$41,778,000	Not Offered Hereby		A-/A3	January 2035	Floating Rate Subordinate
M-7	$34,815,000	Not Offered Hereby		BBB+/Baa1	January 2035	Floating Rate Subordinate
M-8	$34,815,000	Not Offered Hereby		BBB/Baa2	January 2035	Floating Rate Subordinate
M-9	$34,815,000	Not Offered Hereby		BBB-/Baa3	January 2035	Floating Rate Subordinate
B-1[5]	$34,815,000	Not Offered Hereby		BB+/Ba1	January 2035	Floating Rate Subordinate
B-2[5]	$24,370,000	Not Offered Hereby		BB/NR	January 2035	Floating Rate Subordinate
Total:	**$3,420,559,000**					

(1) *The Class I-A1 Certificates will be backed primarily by the Group I Mortgage Loans. The Class II-A1, Class II-A2 and Class II-A3 Certificates will be backed primarily by the Group II Mortgage Loans. The Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class B-1 and Class B-2 Certificates will be backed by the cash flows from the Mortgage Loans. The principal balance of each class of Offered Certificates and the Class B Certificates is subject to a 10% variance.*

(2) *The Class I-A1, Class II-A1, Class II-A2, Class II-A3, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class B-1 and Class B-2 Certificates are priced to a 10% Clean-up Call. The margin on the Class I-A1, Class II-A1, Class II-A2 and Class II-A3 Certificates will double on the first Distribution Date after the 10% Clean-up Call may first be exercised. The margin on each of the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class B-1 and Class B-2 Certificates will be equal to 1.5x the original margin on the first Distribution Date after the 10% Clean-up Call may first be exercised.*

(3) *See "Net WAC Rate" herein.*

(4) *See "Pricing Prepayment Speed" herein.*

(5) *The Class B Certificates (as defined herein) will be offered privately pursuant to Rule 144A of the Securities Act of 1933 to Qualified Institutional Buyers. The Class B Certificates are described herein because their amount, structure, collateral, rights, risks and other characteristics affect the amount, structure, collateral, rights, risks and other characteristics of the Offered Certificates.*

Depositor:	Long Beach Securities Corp.
Seller and Master Servicer:	Long Beach Mortgage Company.
Sub-Servicer:	Washington Mutual Bank, FA.
Co-Lead Managers:	Greenwich Capital Markets, Inc., WaMu Capital Corp. and Goldman, Sachs & Co.
Co-Manager:	Credit Suisse First Boston LLC.
Trustee:	Deutsche Bank National Trust Company.
Certificates:	The Class I-A1 (the "***Group I Certificates***"), Class II-A1, Class II-A2 and Class II-A3 Certificates (collectively, the "***Group II Certificates***" and together with the Group I Certificates, the "***Class A Certificates***"), and the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Certificates (collectively, the "***Class M Certificates***"). The Class A Certificates and the Class M Certificates are referred to herein as the "***Offered Certificates***." The Class B-1 and Class B-2 Certificates (collectively, the "***Class B Certificates***") will be offered privately pursuant to Rule 144A of the Securities Act of 1933 to Qualified Institutional Buyers, the "***Privately Offered Certificates***." The Class M Certificates and the Class B Certificates are referred to herein as the "***Subordinate Certificates***". The Class A Certificates, Class M Certificates and Class B Certificates are collectively referred to herein as the "***Certificates***."
Federal Tax Status:	The Certificates will represent ownership of REMIC regular interests for tax purposes.
Registration:	The Certificates will be available in book-entry form through DTC and, upon request, through Clearstream, Luxembourg and the Euroclear System.
Cut-off Date:	The close of business on January 1, 2005.
Expected Pricing Date:	On or about December [9], 2004.
Expected Closing Date:	On or about January 6, 2005.
Expected Settlement Date:	On or about January 6, 2005.
Distribution Date:	The 25th day of each month (or if not a business day, the next succeeding business day) commencing in February 2005.
Accrued Interest:	The price to be paid by investors for the Certificates will not include accrued interest (settling flat).
Interest Accrual Period:	The interest accrual period for each Distribution Date with respect to the Certificates will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on an actual/360 basis).
ERISA Eligibility:	The Offered Certificates are expected to be ERISA eligible.

SMMEA Eligibility: The Class A, Class M-1, Class M-2 and Class M-3 Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA. None of the other Certificates is expected to be SMMEA eligible.

Clean-up Call: The terms of the transaction will allow for a clean-up call of the Mortgage Loans and the retirement of the Certificates (the "***Clean-up Call***"), which may be exercised by the Master Servicer once the aggregate principal balance of the Mortgage Loans and any REO properties is less than or equal to 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.

Pricing Prepayment Speed: The Certificates will be priced based on the following collateral prepayment assumptions:

FRM Loans: 115% PPC (100% PPC: 4% - 20% CPR over 12 months, 20% thereafter)
ARM Loans: 27% CPR

Mortgage Loans: The Mortgage Loans will consist of a pool of fixed-rate and adjustable-rate, one-to four-family, first lien residential mortgage loans. The description of the Mortgage Loans is on the basis of their scheduled principal balances as of the Cut-off Date. As of the Cut-off Date, the mortgage pool will consist of the Mortgage Loans with an aggregate scheduled principal balance of approximately $3,481,485,047, of which: (i) approximately $2,369,477,163 consist of a pool of conforming balance, first lien, fixed-rate and adjustable-rate mortgage loans (the "***Group I Mortgage Loans***") and (ii) approximately $1,112,007,884 consist of a pool of conforming and non-conforming balance, first lien, fixed-rate and adjustable-rate mortgage loans (the "***Group II Mortgage Loans***" and together with the Group I Mortgage Loans, the "***Mortgage Loans***"). See the attached collateral descriptions for additional information on the Mortgage Loans.

Adjusted Net Mortgage Rate: The "***Adjusted Net Mortgage Rate***" for any Mortgage Loan will be equal to the mortgage rate for such Mortgage Loan less the sum of (i) the servicing fee rate and (ii) the trustee fee rate.

Adjusted Net Maximum Mortgage Rate: The "***Adjusted Net Maximum Mortgage Rate***" for any Mortgage Loan will be equal to the maximum mortgage rate for such Mortgage Loan (or the mortgage rate for such Mortgage Loan, if such Mortgage Loan has a fixed rate) less the sum of (i) the servicing fee rate and (ii) the trustee fee rate.

Pass-Through Rate: The "***Pass-Through Rate***" on each Class of Certificates for any Distribution Date (other than the first Distribution Date) will be a per annum rate equal to the lesser of (i) the related Formula Rate and (ii) the related Net WAC Rate.

Formula Rate: The "***Formula Rate***" on each Class of Certificates will be a per annum rate equal to the lesser of (i) One Month LIBOR plus the related margin for such Class and (ii) the related Maximum Cap.

Group I Net WAC Rate: The "***Group I Net WAC Rate***" for the Group I Certificates for any Distribution Date (other than the first Distribution Date) will be a per annum rate equal to the weighted average of the Adjusted Net Mortgage Rates of the Group I Mortgage Loans (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).

Group II Net WAC Rate: The "***Group II Net WAC Rate***" for the Group II Certificates for any Distribution Date (other than the first Distribution Date) will be a per annum rate equal to the weighted average of the Adjusted Net

Mortgage Rates of the Group II Mortgage Loans (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).

Subordinate Net WAC Rate: The "***Subordinate Net WAC Rate***" for the Subordinate Certificates for any Distribution Date (other than the first Distribution Date) will be a per annum rate equal to the weighted average (weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group the current principal balance of the related Class A Certificates), of (i) the weighted average of the Adjusted Net Mortgage Rates of the Group I Mortgage Loans and (ii) the weighted average of the Adjusted Net Mortgage Rates of the Group II Mortgage Loans (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).

Group I Maximum Cap: The "***Group I Maximum Cap***" for the Group I Certificates will be a per annum rate equal to the weighted average of the Adjusted Net Maximum Mortgage Rates of the Group I Mortgage Loans (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).

Group II Maximum Cap: The "***Group II Maximum Cap***" for the Group II Certificates will be a per annum rate equal to the weighted average of the Adjusted Net Maximum Mortgage Rates of the Group II Mortgage Loans (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).

Subordinate Maximum Cap: The "***Subordinate Maximum Cap***" for the Subordinate Certificates will be a per annum rate equal to the weighted average (weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group the current principal balance of the related Class A Certificates), of (i) the weighted average of the Adjusted Net Maximum Mortgage Rates of the Group I Mortgage Loans and (ii) the weighted average of the Adjusted Net Maximum Mortgage Rates of the Group II Mortgage Loans (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).

Net WAC Rate Carryover Amount: If on any Distribution Date the Pass-Through Rate for any Class of Certificates is limited by the related Net WAC Rate, the "***Net WAC Rate Carryover Amount***" for such Class will be equal to the sum of (i) the excess of (a) the amount of interest that would have accrued on such class based on the related Formula Rate over (b) the amount of interest actually accrued on such class based on the related Net WAC Rate and (ii) the unpaid portion of any related Net WAC Rate Carryover Amount from the prior Distribution Date together with accrued interest thereon at the related Formula Rate. Any Net WAC Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates to the extent of funds available.

Yield Maintenance Agreement:

On the Closing Date, the Depositor will assign to the Trustee, or the Trustee will directly enter into, three yield maintenance agreements to make payments in respect of any Net WAC Rate Carryover Amounts on the Offered Certificates and Class B Certificates as described herein. On each Distribution Date, the counterparty to the related yield maintenance agreement will be obligated to make a payment to the trust equal to the product of (a) the excess, if any, of (i) One Month LIBOR, subject to a maximum set forth in the related yield maintenance agreement schedule over (ii) the strike price for such Distribution Date specified on the related yield maintenance agreement schedule herein, (b) the notional balance for such Distribution Date specified on the related yield maintenance agreement schedule herein, and (c) the actual number of days in the related interest accrual period divided by 360. The Group I Yield Maintenance Agreement will terminate after the Distribution Date in November 2008, the Group II Yield Maintenance Agreement will terminate after the Distribution Date in September 2008 and the Subordinate Yield Maintenance Agreement will terminate after the Distribution Date in September 2008.

Credit Enhancement:

Consists of the following:

1) Excess Cashflow;
2) Overcollateralization; and,
3) Subordination.

Excess Cashflow:

The ***"Excess Cashflow"*** for any Distribution Date will be equal to the available funds remaining after priorities 1) and 2) under "Priority of Distributions."

Overcollateralized Amount:

The "***Overcollateralized Amount***" for any Distribution Date will be equal to the excess of the aggregate principal balance of the Mortgage Loans on the last day of the related due period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related prepayment period) over the sum of the aggregate principal balance of the Offered Certificates and the Privately Offered Certificates (assuming that 100% of the aggregate principal remittance amount is applied as a principal payment on such Distribution Date). On the Closing Date, the Overcollateralized Amount will be fully funded at approximately 1.75% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date. To the extent the Overcollateralized Amount is reduced below the Overcollateralization Target Amount, Excess Cashflow will be distributed to the Offered Certificates and Privately Offered Certificates as described below to build the Overcollateralized Amount until the Overcollateralization Target Amount is reached.

Overcollateralization Target Amount:

On any Distribution Date, the "***Overcollateralization Target Amount***" will be equal:
(i) prior to the Stepdown Date, 1.75% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date; and,
(ii) on or after the Stepdown Date, the greater of:
(a) the lesser of (A) 1.75% of the aggregate principal balances of the Mortgage Loans as of the Cut-off Date and (B) 3.50% of the current aggregate principal balance of the Mortgage Loans;
(b) 0.50% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date (the "***OC Floor***").

On any Distribution Date on which a Trigger Event is in effect, the Overcollateralization Target Amount will be equal to the Overcollateralization Target Amount as of the preceding Distribution Date.

Stepdown Date:

The earlier to occur of
(i) the Distribution Date on which the aggregate certificate principal balance of the Class A Certificates has been reduced to zero; and,
(ii) the later to occur of
(x) the Distribution Date occurring in February 2008 and
(y) the first Distribution Date on which the Credit Enhancement Percentage is greater than or equal to 39.60%.

Credit Enhancement Percentage:

The "***Credit Enhancement Percentage***" for a Distribution Date is equal to (i) the sum of (a) the aggregate certificate principal balance of the Subordinate Certificates and (b) the Overcollateralized Amount divided by (ii) the aggregate principal balance of the Mortgage Loans.

Delinquency Trigger Event:

A "***Delinquency Trigger Event***" is in effect on any Distribution Date on or after the Stepdown Date, if the 60+ delinquency percentage exceeds [38.00]% of the current Credit Enhancement Percentage.

Loss Trigger Event:

A "***Loss Trigger Event***" is in effect on any Distribution Date on or after the Stepdown Date, if the cumulative Realized Losses on the Mortgage Loans as a percentage of the principal balance of the Mortgage Loans as of the Cut-off Date, for the related Distribution Date are greater than:

Distribution Date	Percentage
February 2008 to January 2009	[3.00]%
February 2009 to January 2010	[4.50]%
February 2010 to January 2011	[5.50]%
February 2011 and thereafter	[5.75]%

Trigger Event:

A "***Trigger Event***" is in effect with respect to any Distribution Date if either a Loss Trigger Event or a Delinquency Trigger Event is in effect on such Distribution Date.

Credit Support:

Initial Credit Enhancement		**Target Credit Enhancement On and After Stepdown Date**	
Class	**Percent**	**Class**	**Percent**
A	19.80%	A	39.60%
M-1	15.25%	M-1	30.50%
M-2	12.40%	M-2	24.80%
M-3	10.65%	M-3	21.30%
M-4	8.90%	M-4	17.80%
M-5	7.65%	M-5	15.30%
M-6	6.45%	M-6	12.90%
M-7	5.45%	M-7	10.90%
M-8	4.45%	M-8	8.90%
M-9	3.45%	M-9	6.90%
B-1	2.45%	B-1	4.90%
B-2	1.75%	B-2	3.50%

Realized Losses:

If a Mortgage Loan becomes a liquidated loan, the net liquidation proceeds relating thereto may be less than the principal balance on such Mortgage Loan. The amount of such insufficiency is a "***Realized Loss***." Realized Losses on the Mortgage Loans will, in effect, be absorbed first, by the Excess Cashflow and second by the reduction of the Overcollateralized Amount. Following the reduction of the Overcollateralized Amount to zero, all remaining Realized Losses will be applied in reverse sequential order, first to the Class B-2 Certificates, second to the Class B-1 Certificates, third to the Class M-9 Certificates, fourth to the Class M-8 Certificates, fifth to the Class M-7 Certificates, sixth to the Class M-6 Certificates, seventh to the Class M-5 Certificates, eighth to the Class M-4 Certificates, ninth to the Class M-3 Certificates, tenth to the Class M-2 Certificates and eleventh to the Class M-1 Certificates.

Priority of Distributions:

Available funds from the Mortgage Loans will be distributed as follows:

1) Interest funds, as follows: first to pay servicing fees and trustee fees, second, monthly interest plus any previously unpaid interest to the Class A Certificates generally from the related loan group, pro rata, based on their entitlements, third, monthly interest to the Class M-1 Certificates, fourth, monthly interest to the Class M-2 Certificates, fifth, monthly interest to the Class M-3 Certificates, sixth, monthly interest to the Class M-4 Certificates, seventh, monthly interest to the Class M-5 Certificates, eighth, monthly interest to the Class M-6 Certificates, ninth, monthly interest to the Class M-7 Certificates, tenth, monthly interest to the Class M-8 Certificates, eleventh, monthly interest to the Class M-9 Certificates, twelfth, monthly interest to the Class B-1 Certificates, and thirteenth, monthly interest to the Class B-2 Certificates.

2) Principal funds, as follows: monthly principal to the Class A Certificates, generally based on principal collected from the related loan group, as described under "Principal Paydown," then monthly principal to the Class M-1 Certificates as described under "Principal Paydown," then monthly principal to the Class M-2 Certificates as described under "Principal Paydown," then monthly principal to the Class M-3 Certificates as described under "Principal Paydown," then monthly principal to the Class M-4 Certificates as described under "Principal Paydown," then monthly principal to the Class M-5 Certificates as described under "Principal Paydown," then monthly principal to the Class M-6 Certificates as described under "Principal Paydown," then monthly principal to the Class M-7 Certificates as described under "Principal Paydown," then monthly principal to the Class M-8 Certificates as described under "Principal Paydown," then monthly principal to the Class M-9 Certificates as described under "Principal Paydown", then monthly principal to the Class B-1 Certificates as described under "Principal Paydown" and then monthly principal to the Class B-2 Certificates as described under "Principal Paydown."

3) Excess Cashflow as follows: as principal to the Offered Certificates and the Class B Certificates to replenish or maintain the Overcollateralized Amount as described under "Principal Paydown," then any previously unpaid interest on the Class A Certificates, pro rata, based on their respective entitlements, then any previously unpaid interest to the Class M-1 Certificates, then any unpaid applied Realized Loss amount to the Class M-1 Certificates, then any previously unpaid interest to the Class M-2 Certificates, then any unpaid applied Realized Loss amount to the Class M-2 Certificates, then any previously unpaid interest to the Class M-3 Certificates, then any unpaid applied Realized Loss amount to the Class M-3 Certificates, then any previously unpaid interest to the Class M-4 Certificates, then any unpaid applied Realized Loss amount to the Class M-4 Certificates, then any previously unpaid interest to the Class M-5 Certificates, then, any unpaid applied Realized Loss amount to the Class M-5 Certificates, then any previously unpaid interest to the Class M-6 Certificates, then, any unpaid applied Realized Loss amount to the Class M-6 Certificates, then any previously unpaid interest to the Class M-7 Certificates, then, any unpaid applied Realized Loss amount to the Class M-7 Certificates, then any previously unpaid interest to the Class M-8 Certificates, then, any unpaid applied Realized Loss amount to the Class M-8 Certificates, then any previously unpaid interest to the Class M-9 Certificates, then, any unpaid applied Realized Loss amount to the Class M-9 Certificates, then any previously unpaid interest to the Class B-1 Certificates, then any unpaid applied Realized Loss amount to the Class B-1 Certificates, then any previously unpaid interest to the Class B-2 Certificates and then any unpaid applied Realized Loss amount to the Class B-2 Certificates.

4) Any proceeds from the Group I Yield Maintenance Agreement will be distributed to pay any Net WAC Rate Carryover Amount with respect to the Class I-A1 Certificates. Any proceeds from the Group II Yield Maintenance Agreement will be distributed to pay any Net WAC Rate Carryover Amount with respect to the Group II Certificates, pro rata, based on aggregate certificate principal balance. Any proceeds from the Subordinate Yield Maintenance Agreement will be distributed to pay any Net WAC Rate Carryover Amount with respect to the Subordinate Certificates, pro rata, based on aggregate certificate principal balance.

5) Any Excess Cashflow remaining after distributions described in (3) above will be distributed to pay any related Net WAC Rate Carryover Amount remaining unpaid after distributions in (4) above as follows: first to the Senior Certificates, pro rata, based on the aggregate certificate principal balance then to the Class M-1 Certificates, then to the Class M-2 Certificates, then to the Class M-3 Certificates, then to the Class M-4 Certificates, then to the Class M-5 Certificates, then to the Class M-6 Certificates, then to the Class M-7 Certificates, then to the Class M-8 Certificates, then to the Class M-9 Certificates, then to the Class B-1 Certificates and lastly to the Class B-2 Certificates.

6) Any remaining Excess Cashflow to the holders of the non-offered classes of certificates as further described in the pooling agreement.

Principal Paydown:

Any amounts distributable in regards to principal with respect to the Class II-A1, Class II-A2 and Class II-A3 Certificates will be distributed sequentially as follows: to the Class II-A1 Certificates, until the certificate principal balance thereof has been reduced to zero, then to the Class II-A2 Certificates, until the certificate principal balance thereof has been reduced to zero, and then to the Class II-A3 Certificates, until the certificate principal balance thereof has been reduced to zero.

Prior to the Stepdown Date or if a Trigger Event is in effect, 100% of principal will be distributed to the Class A Certificates generally based on principal collected from the related loan groups. Provided, however if the Class A Certificates have been retired, principal will be applied sequentially in the following order of priority: 1) Class M-1 Certificates, 2) Class M-2 Certificates, 3) Class M-3 Certificates, 4) Class M-4 Certificates, 5) Class M-5 Certificates, 6) Class M-6 Certificates, 7) Class M-7 Certificates, 8) Class M-8 Certificates, 9) Class M-9 Certificates, 10) Class B-1 Certificates and 11) Class B-2 Certificates.

On or after the Stepdown Date and if a Trigger Event is not in effect, the Certificates will be entitled to receive payments of principal in the following order of priority: first to the Class A Certificates, on a pro-rata basis based the certificate principal balance of the Group I Certificates and Group II Certificates, such that the Class A Certificates will have at least 39.60% credit enhancement, second to the Class M-1 Certificates, such that the Class M-1 Certificates will have at least 30.50% credit enhancement, third to the Class M-2 Certificates such that the Class M-2 Certificates will have at least 24.80% credit enhancement, fourth, to the Class M-3 Certificates such that the Class M-3 Certificates will have at least 21.30% credit enhancement, fifth, to the Class M-4 Certificates such that the Class M-4 Certificates will have at least 17.80% credit enhancement, sixth, to the Class M-5 Certificates such that the Class M-5 Certificates will have at least 15.30% credit enhancement, seventh, to the Class M-6 Certificates such that the Class M-6 Certificates will have at least 12.90% credit enhancement, eighth, to the Class M-7 Certificates such that the Class M-7 Certificates will have at least 10.90% credit enhancement, ninth, to the Class M-8 Certificates such that the Class M-8 Certificates will have at least 8.90% credit enhancement, tenth, to the Class M-9 Certificates such that the Class M-9 Certificates will have at least 6.90% credit enhancement, eleventh to the Class B-1 Certificates such that the Class B-1 Certificates will have at least 4.90% credit enhancement, and twelfth, to the Class B-2 Certificates such that the Class B-2 Certificates will have at least 3.50% credit enhancement (subject, in each cased to any overcollateralization floors).

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc., WaMu Capital Corp. and/or Goldman, Sachs & Co. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither the Co-Lead Managers nor any of their affiliates make any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Weighted Average Life Tables

Class I-A1 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 18% CPR	100% PPC 22% CPR	115% PPC 27% CPR	130% PPC 32% CPR	145% PPC 36% CPR
WAL (yr)	3.72	3.04	2.43	1.95	1.62
MDUR (yr)	3.37	2.80	2.27	1.84	1.54
First Prin Pay	1	1	1	1	1
Last Prin Pay	131	107	87	72	63

Class I-A1 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 18% CPR	100% PPC 22% CPR	115% PPC 27% CPR	130% PPC 32% CPR	145% PPC 36% CPR
WAL (yr)	4.01	3.30	2.64	2.13	1.77
MDUR (yr)	3.58	2.99	2.43	1.99	1.67
First Prin Pay	1	1	1	1	1
Last Prin Pay	275	235	194	164	144

Yield Maintenance Agreement Schedule and Strike Rates For Group I Certificates

Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)	Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)
1	NA	NA	NA	24	826,001,669	7.327708	10.000000
2	1,841,145,606	7.155108	10.000000	25	792,028,836	7.327469	10.000000
3	1,783,173,141	6.463005	10.000000	26	758,941,539	8.112289	10.000000
4	1,726,367,423	6.678740	10.000000	27	726,716,785	7.326987	10.000000
5	1,670,695,629	6.468667	10.000000	28	695,332,176	7.624242	10.000000
6	1,616,128,915	6.684507	10.000000	29	664,774,620	8.165926	10.000000
7	1,562,637,465	6.469048	10.000000	30	635,136,989	8.437521	10.000000
8	1,510,195,446	6.469176	10.000000	31	606,269,263	8.164758	10.000000
9	1,458,779,256	6.684902	10.000000	32	578,151,513	8.164173	10.000000
10	1,408,377,274	6.469299	10.000000	33	550,764,325	8.435705	10.000000
11	1,359,278,715	6.690246	10.000000	34	524,088,786	8.237108	10.000000
12	1,311,459,379	6.474468	10.000000	35	498,116,222	9.365131	10.000000
13	1,264,884,854	6.474504	10.000000	36	472,908,854	9.062521	10.000000
14	1,219,522,827	7.168241	10.000000	37	448,354,354	9.061580	10.000000
15	1,175,341,827	6.474576	10.000000	38	448,354,354	9.685508	10.000000
16	1,132,311,196	6.690432	10.000000	39	448,354,354	9.059692	10.000000
17	1,090,401,071	6.479733	10.000000	40	448,354,354	9.421614	10.000000
18	1,049,583,233	6.695761	10.000000	41	448,354,354	9.909444	10.000000
19	1,009,828,434	6.479804	10.000000	42	NA	NA	NA
20	971,109,074	6.479838	10.000000	43	448,354,354	9.907045	10.000000
21	933,398,268	6.695869	10.000000	44	448,354,354	9.905771	10.000000
22	896,669,829	6.532042	10.000000	45	NA	NA	NA
23	860,883,641	7.572212	10.000000	46	437,057,429	9.962013	10.000000

Effective Available Funds Schedule for Group I Certificates

Assumptions to Optional Termination

Period	NWC (1) (%)	NWC (2,3) (%)	Period	NWC (1) (%)	NWC (2,3) (%)	Period	NWC (1) (%)	NWC (2,3) (%)
1	4.01	4.01	31	8.16	10.00	61	11.59	11.59
2	7.16	10.00	32	8.16	10.00	62	12.83	12.83
3	6.46	10.00	33	8.44	10.00	63	11.59	11.59
4	6.68	10.00	34	8.24	10.00	64	11.97	11.97
5	6.47	10.00	35	9.37	10.00	65	11.59	11.59
6	6.68	10.00	36	9.06	10.00	66	11.97	11.97
7	6.47	10.00	37	9.06	10.00	67	11.58	11.58
8	6.47	10.00	38	9.69	10.00	68	11.58	11.58
9	6.68	10.00	39	9.06	10.00	69	11.96	11.96
10	6.47	10.00	40	9.42	10.00	70	11.58	11.58
11	6.69	10.00	41	9.91	10.00	71	11.97	11.97
12	6.47	10.00	42	10.24	10.24	72	11.58	11.58
13	6.47	10.00	43	9.91	10.00	73	11.58	11.58
14	7.17	10.00	44	9.91	10.00	74	12.81	12.81
15	6.47	10.00	45	10.23	10.23	75	11.57	11.57
16	6.69	10.00	46	9.96	10.00	76	11.96	11.96
17	6.48	10.00	47	11.11	11.11	77	11.57	11.57
18	6.70	10.00	48	10.75	10.75	78	11.96	11.96
19	6.48	10.00	49	10.75	10.75	79	11.57	11.57
20	6.48	10.00	50	11.90	11.90	80	11.57	11.57
21	6.70	10.00	51	10.75	10.75	81	11.95	11.95
22	6.53	10.00	52	11.16	11.16	82	11.56	11.56
23	7.57	10.00	53	11.59	11.59	83	11.95	11.95
24	7.33	10.00	54	11.97	11.97	84	11.56	11.56
25	7.33	10.00	55	11.58	11.58	85	11.56	11.56
26	8.11	10.00	56	11.58	11.58	86	12.35	12.35
27	7.33	10.00	57	11.97	11.97	87	11.55	11.55
28	7.62	10.00	58	11.58	11.58	88	11.94	11.94
29	8.17	10.00	59	11.98	11.98			
30	8.44	10.00	60	11.59	11.59			

(1) Assumes 1mLIBOR and 6mLIBOR stay at 2.35% and 20.00%, respectively, and the cashflows are run to the Optional Termination at the pricing speed.

(2) Assumes 1mLIBOR and 6mLIBOR increases instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.

(3) Assumes proceeds from the related Yield Maintenance Agreement included.

EXCESS SPREAD [1,2]

Period	FWD 1 Month LIBOR %	FWD 6 Month LIBOR %	STATIC LIBOR (%)	FORWARD LIBOR (%)	Period	FWD 1 Month LIBOR %	FWD 6 Month LIBOR %	STATIC LIBOR (%)	FORWARD LIBOR (%)
1	2.350	2.628	2.09	2.09	45	4.469	4.595	4.29	3.90
2	2.423	2.732	4.02	3.95	46	4.500	4.629	4.20	3.74
3	2.532	2.836	3.74	3.55	47	4.532	4.663	4.29	4.01
4	2.672	2.931	3.83	3.51	48	4.566	4.696	4.20	3.81
5	2.800	3.014	3.73	3.28	49	4.601	4.728	4.19	3.77
6	2.903	3.084	3.82	3.28	50	4.637	4.758	4.48	4.24
7	2.971	3.147	3.73	3.10	51	4.670	4.784	4.19	3.70
8	3.035	3.210	3.72	3.03	52	4.701	4.808	4.29	3.87
9	3.100	3.270	3.81	3.08	53	4.728	4.827	4.19	3.79
10	3.163	3.329	3.71	2.89	54	4.753	4.844	4.29	3.94
11	3.216	3.385	3.80	2.96	55	4.775	4.856	4.19	3.74
12	3.275	3.440	3.70	2.78	56	4.793	4.868	4.19	3.72
13	3.340	3.492	3.70	2.71	57	4.807	4.881	4.29	3.88
14	3.395	3.539	3.97	3.02	58	4.818	4.897	4.19	3.72
15	3.447	3.585	3.69	2.59	59	4.825	4.916	4.29	3.96
16	3.496	3.627	3.77	2.67	60	4.827	4.938	4.19	3.78
17	3.539	3.661	3.67	2.50	61	4.842	4.965	4.19	3.77
18	3.579	3.687	3.76	2.58	62	4.872	4.993	4.48	4.27
19	3.623	3.711	3.66	2.41	63	4.900	5.020	4.19	3.71
20	3.666	3.737	3.65	2.36	64	4.929	5.047	4.29	3.88
21	3.695	3.765	3.74	2.45	65	4.956	5.072	4.19	3.79
22	3.699	3.796	3.80	2.50	66	4.982	5.097	4.29	3.94
23	3.687	3.835	4.29	3.33	67	5.008	5.121	4.19	3.73
24	3.721	3.883	4.19	3.15	68	5.032	5.143	4.19	3.71
25	3.781	3.933	4.18	3.08	69	5.056	5.164	4.29	3.87
26	3.831	3.980	4.46	3.46	70	5.079	5.185	4.19	3.69
27	3.879	4.024	4.17	2.97	71	5.100	5.204	4.29	3.94
28	3.926	4.067	4.26	3.25	72	5.121	5.222	4.19	3.74
29	3.972	4.107	4.18	3.68	73	5.140	5.238	4.19	3.72
30	4.015	4.144	4.27	3.78	74	5.158	5.253	4.48	4.26
31	4.056	4.179	4.17	3.59	75	5.175	5.267	4.20	3.69
32	4.094	4.210	4.16	3.55	76	5.191	5.280	4.30	3.88
33	4.130	4.240	4.25	3.66	77	5.205	5.291	4.21	3.75
34	4.163	4.269	4.15	3.58	78	5.218	5.300	4.31	3.93
35	4.192	4.296	4.24	3.98	79	5.229	5.308	4.22	3.74
36	4.218	4.324	4.14	3.79	80	5.240	5.316	4.23	3.74
37	4.243	4.351	4.13	3.76	81	5.248	5.324	4.33	3.93
38	4.270	4.379	4.33	4.04	82	5.255	5.334	4.24	3.75
39	4.298	4.408	4.16	3.72	83	5.261	5.345	4.34	3.98
40	4.325	4.437	4.27	3.90	84	5.265	5.357	4.25	3.80
41	4.353	4.467	4.18	3.84	85	5.274	5.372	4.26	3.80
42	4.381	4.498	4.28	3.97	86	5.289	5.387	4.46	4.17
43	4.410	4.529	4.19	3.78	87	5.304	5.402	4.28	3.79
44	4.439	4.561	4.19	3.76					

(1) Assumes the Pricing Prepayment Speed.
(2) Calculated as (a) interest collections on the collateral (net of the trust administrations, master servicing and servicing fees), less total interest on the Offered Certificates divided by (b) collateral balance as of the beginning period, multiplied by 12.

Group I Mortgage Loans as of the Cut-off Date

		Minimum	**Maximum**
Scheduled Principal Balance	$2,369,477,163	$16,762	$599,150
Average Scheduled Principal Balance	$159,036		
Number of Mortgage Loans	14,899		
Weighted Average Gross Coupon	7.18%	4.70%	12.95%
Weighted Average FICO Score	630	475	814
Weighted Average Combined Original LTV	80.81%	17.13%	100.00%
Weighted Average Original Term	359 months	120 months	360 months
Weighted Average Stated Remaining Term	356 months	117 months	359 months
Weighted Average Seasoning	2 months	1 month	24 months
Weighted Average Gross Margin	5.09%	4.25%	7.70%
Weighted Average Minimum Interest Rate	7.15%	4.70%	12.95%
Weighted Average Maximum Interest Rate	13.16%	10.70%	18.95%
Weighted Average Initial Rate Cap	1.07%	1.00%	3.00%
Weighted Average Subsequent Rate Cap	1.00%	1.00%	1.00%
Weighted Average Months to Roll	22 months	1 month	59 months
Maturity Date		Oct 1, 2014	Dec 1, 2034
Maximum Zip Code Concentration	0.57%	94603	
ARM	91.09%		
Fixed Rate	8.91%		
2/28 LIBOR	71.10%		
2/28 LIBOR I/O	16.61%		
3/27 LIBOR	1.60%		
3/27 LIBOR I/O	0.67%		
5/25 LIBOR	0.33%		
5/25 LIBOR I/O	0.24%		
6 Month LIBOR	0.53%		
Fixed Rate	8.91%		
Interest Only	17.52%		
Not Interest Only	82.48%		
Original Prepay Penalty: 0 months	30.47%		
Original Prepay Penalty: 12 months	2.40%		
Original Prepay Penalty: 24 months	55.18%		
Original Prepay Penalty: 36 months	11.95%		

First Lien	100.00%
Full Documentation	63.17%
Limited Documentation	0.81%
Stated Income Documentation	36.01%
Cash Out Refinance	39.14%
Purchase	56.23%
Rate/Term Refinance	4.63%
2-4 Units	10.19%
Condominium	7.62%
PUD	11.17%
Single Family	70.71%
Townhouse	0.31%
Non-owner	9.86%
Owner Occupied	89.33%
Second Home	0.81%
Top 5 States:	
California	31.61%
Illinois	7.57%
Florida	7.07%
Texas	6.26%
Colorado	5.39%

Current Principal Balance ($)	# of Loans	Current Principal Balance ($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 - 50,000.00	848	35,037,302.21	1.48%	8.768	348	79.87	615
50,000.01 - 100,000.00	3,315	252,514,368.18	10.66%	7.955	354	81.14	619
100,000.01 - 150,000.00	3,663	455,269,358.99	19.21%	7.446	356	80.76	621
150,000.01 - 200,000.00	2,659	462,926,094.03	19.54%	7.143	356	80.51	626
200,000.01 - 250,000.00	1,935	433,120,522.19	18.28%	7.021	357	80.65	633
250,000.01 - 300,000.00	1,572	431,049,849.88	18.19%	6.795	357	80.92	638
300,000.01 - 350,000.00	770	244,467,674.44	10.32%	6.781	357	81.23	642
350,000.01 - 400,000.00	85	31,820,060.08	1.34%	6.815	358	81.71	660
400,000.01 - 450,000.00	33	13,761,126.18	0.58%	6.823	357	80.60	688
450,000.01 - 500,000.00	13	6,224,575.95	0.26%	6.974	358	82.89	637
500,000.01 - 550,000.00	4	2,101,347.22	0.09%	6.784	357	83.74	663
550,000.01 - 600,000.00	2	1,184,884.30	0.05%	7.948	358	79.94	651
Total	**14,899**	**2,369,477,163.65**	**100.00%**	**7.182**	**356**	**80.81**	**630**

Current Gross Rate (%)	# of Loans	Current Principal Balance ($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
4.500 - 4.999	7	1,437,315.92	0.06%	4.829	356	76.88	699
5.000 - 5.499	173	40,352,616.51	1.70%	5.329	355	77.85	683
5.500 - 5.999	935	206,927,475.67	8.73%	5.789	356	78.37	670
6.000 - 6.499	1,867	367,497,005.89	15.51%	6.259	356	79.26	660
6.500 - 6.999	3,131	569,929,346.95	24.05%	6.739	357	79.59	645
7.000 - 7.499	2,410	388,372,196.88	16.39%	7.220	356	81.12	631
7.500 - 7.999	2,381	339,937,764.40	14.35%	7.723	357	82.99	611
8.000 - 8.499	1,397	178,174,166.02	7.52%	8.226	357	84.91	597
8.500 - 8.999	1,140	135,491,069.21	5.72%	8.717	356	85.04	576
9.000 - 9.499	634	66,598,228.15	2.81%	9.221	356	83.39	564
9.500 - 9.999	381	34,908,708.82	1.47%	9.710	354	80.87	557
10.000 -10.499	198	17,933,405.02	0.76%	10.216	352	74.24	544
10.500 -10.999	114	10,050,617.68	0.42%	10.709	349	68.69	539
11.000 -11.499	51	5,141,677.99	0.22%	11.195	356	62.56	528
11.500 -11.999	50	4,708,570.29	0.20%	11.671	355	65.20	522
12.000 -12.499	19	1,208,056.58	0.05%	12.203	358	67.28	523
12.500 -12.999	11	808,941.67	0.03%	12.677	358	64.03	518
Total	**14,899**	**2,369,477,163.65**	**100.00%**	**7.182**	**356**	**80.81**	**630**

FICO	# of Loans	Current Principal Balance ($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
400-499	5	763,400.28	0.03%	9.300	354	75.77	492
500-524	747	101,689,278.85	4.29%	8.996	356	74.85	514
525-549	1,047	148,822,179.62	6.28%	8.469	356	78.11	539
550-574	1,199	184,121,037.44	7.77%	7.904	357	81.34	563
575-599	2,115	314,793,101.74	13.29%	7.293	357	80.99	587
600-624	2,185	338,773,929.46	14.30%	7.096	357	82.08	612
625-649	2,407	391,721,760.88	16.53%	6.947	356	81.75	637
650-674	2,096	349,821,612.54	14.76%	6.840	356	80.95	662
675-699	1,363	229,338,813.51	9.68%	6.687	356	81.07	686
700+	1,732	309,274,459.80	13.05%	6.566	356	80.69	730
None	3	357,589.53	0.02%	7.634	357	83.78	NA
Total	**14,899**	**2,369,477,163.65**	**100.00%**	**7.182**	**356**	**80.81**	**630**

Combined Original LTV (%)	# of Loans	Current Principal Balance ($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01- 49.99	222	27,416,429.91	1.16%	7.546	344	40.43	592
50.00- 54.99	128	18,390,446.47	0.78%	7.439	349	52.30	592
55.00- 59.99	158	25,163,377.40	1.06%	7.443	356	57.45	602
60.00- 64.99	249	40,049,600.28	1.69%	7.674	353	62.59	596
65.00- 69.99	389	59,468,081.95	2.51%	7.900	355	66.76	587
70.00- 74.99	470	72,917,425.43	3.08%	7.349	351	71.86	601
75.00- 79.99	875	135,426,580.05	5.72%	7.133	355	76.97	618
80.00	8,080	1,330,803,976.03	56.16%	6.827	357	80.00	645
80.01- 84.99	253	45,028,052.33	1.90%	7.369	356	83.50	600
85.00- 89.99	1,053	169,715,198.82	7.16%	7.667	357	85.91	596
90.00- 94.99	2,075	305,200,501.63	12.88%	7.741	357	90.12	624
95.00- 99.99	571	94,088,751.17	3.97%	7.844	357	95.02	624
100.00	376	45,808,742.18	1.93%	8.504	357	100.00	637
Total	**14,899**	**2,369,477,163.65**	**100.00%**	**7.182**	**356**	**80.81**	**630**

Original Term (months)	# of Loans	Current Principal Balance ($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
120	4	177,445.23	0.01%	8.694	118	68.86	593
180	153	14,689,846.36	0.62%	7.320	177	70.45	647
240	18	1,904,614.82	0.08%	8.068	238	75.34	585
360	14,724	2,352,705,257.24	99.29%	7.181	358	80.88	630
Total	**14,899**	**2,369,477,163.65**	**100.00%**	**7.182**	**356**	**80.81**	**630**

Stated Remaining Term (months)	# of Loans	Current Principal Balance ($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
61-120	4	177,445.23	0.01%	8.694	118	68.86	593
121-180	153	14,689,846.36	0.62%	7.320	177	70.45	647
181-240	18	1,904,614.82	0.08%	8.068	238	75.34	585
301-360	14,724	2,352,705,257.24	99.29%	7.181	358	80.88	630
Total	**14,899**	**2,369,477,163.65**	**100.00%**	**7.182**	**356**	**80.81**	**630**

Debt Ratio (%)	# of Loans	Current Principal Balance ($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 -20.00	868	104,486,602.87	4.41%	7.480	354	80.39	637
20.01 -25.00	743	94,322,862.86	3.98%	7.422	356	80.64	630
25.01 -30.00	1,208	160,728,608.92	6.78%	7.430	355	80.99	628
30.01 -35.00	1,785	257,423,693.85	10.86%	7.276	357	80.54	631
35.01 -40.00	2,447	384,017,310.70	16.21%	7.192	356	80.75	634
40.01 -45.00	3,015	507,832,359.62	21.43%	7.096	357	81.03	635
45.01 -50.00	4,032	718,345,788.05	30.32%	6.985	357	81.39	633
50.01 -55.00	789	140,522,687.42	5.93%	7.638	356	78.12	583
55.01 -60.00	10	1,681,065.71	0.07%	7.134	349	72.52	603
60.01+	2	116,183.65	0.00%	8.609	357	86.53	608
Total	**14,899**	**2,369,477,163.65**	**100.00%**	**7.182**	**356**	**80.81**	**630**

FRM/ARM	# of Loans	Current Principal Balance ($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
ARM	13,195	2,158,250,820.79	91.09%	7.155	358	81.18	628
Fixed Rate	1,704	211,226,342.86	8.91%	7.460	343	77.10	650
Total	**14,899**	**2,369,477,163.65**	**100.00%**	**7.182**	**356**	**80.81**	**630**

Product	# of Loans	Current Principal Balance ($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2/28 LIBOR	10,777	1,684,758,207.66	71.10%	7.279	358	81.31	627
2/28 LIBOR I/O	1,922	393,529,678.75	16.61%	6.632	358	80.66	634
3/27 LIBOR	259	37,991,183.98	1.60%	7.325	358	80.72	623
3/27 LIBOR I/O	77	15,947,481.05	0.67%	6.579	358	80.13	644
5/25 LIBOR	48	7,781,210.38	0.33%	7.193	358	80.64	649
5/25 LIBOR I/O	26	5,638,171.71	0.24%	6.917	357	79.77	629
6 Month LIBOR	86	12,604,887.26	0.53%	7.229	358	83.24	615
Fixed Rate	1,704	211,226,342.86	8.91%	7.460	343	77.10	650
Total	**14,899**	**2,369,477,163.65**	**100.00%**	**7.182**	**356**	**80.81**	**630**

Interest Only	# of Loans	Current Principal Balance ($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Interest Only	2,025	415,115,331.51	17.52%	6.633	358	80.63	634
Not Interest Only	12,874	1,954,361,832.14	82.48%	7.299	356	80.85	629
Total	**14,899**	**2,369,477,163.65**	**100.00%**	**7.182**	**356**	**80.81**	**630**

Prepayment Penalty Original Term (months)	# of Loans	Current Principal Balance ($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Prepay Penalty: 0 months	4,706	721,885,557.27	30.47%	7.345	356	81.47	632
Prepay Penalty: 12 months	275	56,773,244.35	2.40%	7.166	357	78.65	642
Prepay Penalty: 24 months	7,951	1,307,579,612.27	55.18%	7.092	357	80.71	628
Prepay Penalty: 36 months	1,967	283,238,749.76	11.95%	7.188	352	80.05	634
Total	**14,899**	**2,369,477,163.65**	**100.00%**	**7.182**	**356**	**80.81**	**630**

Lien	# of Loans	Current Principal Balance ($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
First Lien	14,899	2,369,477,163.65	100.00%	7.182	356	80.81	630
Total	**14,899**	**2,369,477,163.65**	**100.00%**	**7.182**	**356**	**80.81**	**630**

Documentation Type	# of Loans	Current Principal Balance ($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Full Documentation	9,929	1,496,914,791.79	63.17%	7.251	356	81.46	612
Limited Documentation	108	19,309,016.01	0.81%	7.235	356	80.26	613
Stated Income Documentation	4,862	853,253,355.85	36.01%	7.061	356	79.69	662
Total	**14,899**	**2,369,477,163.65**	**100.00%**	**7.182**	**356**	**80.81**	**630**

Loan Purpose	# of Loans	Current Principal Balance ($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Cash Out Refinance	5,860	927,447,997.95	39.14%	7.358	355	79.41	609
Purchase	8,299	1,332,258,854.37	56.23%	7.003	357	82.10	647
Rate/Term Refinance	740	109,770,311.33	4.63%	7.875	354	77.02	603
Total	**14,899**	**2,369,477,163.65**	**100.00%**	**7.182**	**356**	**80.81**	**630**

Property Type	# of Loans	Current Principal Balance ($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2-4 Units	1,174	241,404,255.52	10.19%	7.182	356	80.59	651
Condominium	1,104	180,578,330.35	7.62%	6.945	357	80.88	642
PUD	1,535	264,745,226.64	11.17%	7.038	357	81.34	628
Single Family	11,023	1,675,356,150.17	70.71%	7.230	356	80.76	626
Townhouse	63	7,393,200.97	0.31%	7.310	358	80.91	625
Total	**14,899**	**2,369,477,163.65**	**100.00%**	**7.182**	**356**	**80.81**	**630**

Occupancy Status	# of Loans	Current Principal Balance ($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Non-owner	2,151	233,570,569.18	9.86%	7.650	355	81.43	657
Owner Occupied	12,624	2,116,742,368.44	89.33%	7.130	357	80.72	627
Second Home	124	19,164,226.03	0.81%	7.215	357	83.46	654
Total	**14,899**	**2,369,477,163.65**	**100.00%**	**7.182**	**356**	**80.81**	**630**

State	# of Loans	Current Principal Balance ($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Alabama	165	15,359,010.72	0.65%	8.033	356	84.13	599
Alaska	51	9,756,889.35	0.41%	7.711	357	81.85	623
Arizona	147	19,922,065.41	0.84%	7.369	356	81.90	615
Arkansas	52	4,060,716.72	0.17%	8.710	358	95.45	626
California	3,297	749,052,560.29	31.61%	6.729	356	78.56	641
Colorado	762	127,817,445.08	5.39%	7.018	357	81.40	623
Connecticut	180	29,699,155.83	1.25%	7.351	355	80.89	632
Delaware	7	1,084,932.27	0.05%	7.716	342	81.72	589
District of Columbia	40	7,696,487.88	0.32%	7.427	358	75.08	590
Florida	1,162	167,637,040.70	7.07%	7.281	356	81.50	633
Georgia	644	90,073,152.88	3.80%	7.343	356	83.24	641
Hawaii	16	5,428,269.19	0.23%	6.833	357	75.43	623
Idaho	16	1,957,151.18	0.08%	7.299	358	81.82	620
Illinois	1,119	179,305,870.20	7.57%	7.288	357	82.32	628
Indiana	153	10,729,948.04	0.45%	7.941	355	83.44	615
Iowa	71	6,233,113.26	0.26%	8.243	358	85.15	604
Kansas	25	1,714,254.33	0.07%	8.612	357	82.09	592
Kentucky	83	7,364,494.19	0.31%	7.767	358	82.09	590
Louisiana	142	12,791,047.39	0.54%	8.301	354	82.07	596
Maine	12	1,603,567.30	0.07%	7.832	358	73.92	607
Maryland	268	48,388,791.32	2.04%	7.314	357	80.59	625
Massachusetts	123	27,719,503.45	1.17%	7.019	358	79.74	637
Michigan	506	52,177,393.86	2.20%	7.961	357	84.67	606
Minnesota	142	24,097,934.80	1.02%	7.669	358	85.84	606
Missouri	185	16,041,798.95	0.68%	8.110	354	85.03	635
Montana	12	1,662,722.40	0.07%	7.026	357	81.15	632
Nebraska	105	10,785,657.82	0.46%	7.946	355	83.04	617
Nevada	158	30,590,835.98	1.29%	6.954	358	80.31	629
New Hampshire	24	4,609,249.27	0.19%	7.479	358	81.36	614
New Jersey	289	60,780,769.89	2.57%	7.558	358	81.90	621
New Mexico	69	8,264,967.54	0.35%	7.772	356	81.73	611
New York	314	79,945,638.37	3.37%	7.016	355	79.53	661
North Carolina	297	30,781,270.94	1.30%	7.789	357	84.08	608
North Dakota	11	948,500.45	0.04%	7.709	357	80.82	618
Ohio	335	32,849,981.54	1.39%	7.969	356	87.67	604
Oklahoma	128	11,351,378.11	0.48%	8.137	348	82.97	607
Oregon	343	54,207,840.87	2.29%	6.993	358	80.47	635
Pennsylvania	310	30,434,479.02	1.28%	7.916	356	83.10	616
Rhode Island	43	8,225,084.54	0.35%	7.551	358	81.36	611
South Carolina	117	11,872,772.49	0.50%	8.037	357	83.69	596
South Dakota	5	637,090.90	0.03%	8.324	358	88.60	606
Tennessee	348	30,508,576.57	1.29%	7.746	355	82.31	622
Texas	1,388	148,441,081.16	6.26%	7.698	354	80.80	613
Utah	180	24,637,596.01	1.04%	7.082	358	81.96	641
Vermont	4	609,189.12	0.03%	7.544	358	81.39	575
Virginia	192	35,249,724.20	1.49%	7.145	357	79.98	632
Washington	657	113,153,923.29	4.78%	6.857	358	80.86	631
West Virginia	20	1,987,905.34	0.08%	8.838	358	82.10	557
Wisconsin	167	17,875,233.01	0.75%	7.979	352	82.70	603
Wyoming	15	1,353,100.23	0.06%	7.763	357	83.80	603
Total	**14,899**	**2,369,477,163.65**	**100.00%**	**7.182**	**356**	**80.81**	**630**

Gross Margin (%)	# of Loans	Current Principal Balance ($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
4.000 - 4.499	660	117,816,597.26	5.46%	6.374	357	82.44	681
4.500 - 4.999	11,096	1,807,806,413.15	83.76%	7.069	358	81.77	633
5.000 - 5.499	5	1,103,350.85	0.05%	7.381	358	80.75	673
5.500 - 5.999	732	118,010,952.92	5.47%	8.062	357	79.65	559
6.000 - 6.499	5	538,254.13	0.02%	7.887	353	74.19	598
6.500 - 6.999	696	112,784,052.49	5.23%	8.399	358	71.99	575
7.500 - 7.999	1	191,199.99	0.01%	7.700	357	80.00	584
Total	**13,195**	**2,158,250,820.79**	**100.00%**	**7.155**	**358**	**81.18**	**628**

Minimum Interest Rate (%)	# of Loans	Current Principal Balance ($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
4.500 - 4.999	8	1,490,870.04	0.07%	4.942	356	76.72	694
5.000 - 5.499	169	39,572,199.85	1.83%	5.331	357	78.24	683
5.500 - 5.999	899	200,457,494.84	9.29%	5.788	358	78.68	670
6.000 - 6.499	1,737	345,328,556.84	16.00%	6.258	358	79.67	659
6.500 - 6.999	2,820	515,574,772.67	23.89%	6.737	358	80.07	642
7.000 - 7.499	2,103	349,439,328.57	16.19%	7.220	358	81.44	628
7.500 - 7.999	2,066	302,599,199.20	14.02%	7.726	358	83.62	607
8.000 - 8.499	1,226	161,945,384.29	7.50%	8.227	358	85.38	593
8.500 - 8.999	975	120,199,647.09	5.57%	8.716	358	85.49	571
9.000 - 9.499	539	58,306,097.02	2.70%	9.224	358	83.32	559
9.500 - 9.999	307	29,430,392.91	1.36%	9.712	357	80.29	551
10.000 -10.499	152	14,791,422.21	0.69%	10.205	357	73.45	541
10.500 -10.999	86	8,733,136.77	0.40%	10.708	357	67.79	536
11.000 -11.499	42	4,410,827.88	0.20%	11.195	357	62.98	528
11.500 -11.999	42	4,273,431.99	0.20%	11.654	357	64.39	523
12.000 -12.499	15	986,966.05	0.05%	12.195	357	65.84	523
12.500 -12.999	9	711,092.57	0.03%	12.682	358	61.83	517
Total	**13,195**	**2,158,250,820.79**	**100.00%**	**7.155**	**358**	**81.18**	**628**

Maximum Interest Rate (%)	# of Loans	Current Principal Balance ($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
10.500 -10.999	7	1,437,315.92	0.07%	4.829	356	76.88	699
11.000 -11.499	167	39,160,393.97	1.81%	5.333	358	78.23	683
11.500 -11.999	894	199,408,347.96	9.24%	5.788	358	78.70	670
12.000 -12.499	1,734	344,758,685.08	15.97%	6.257	358	79.68	659
12.500 -12.999	2,811	513,189,761.48	23.78%	6.734	358	80.07	642
13.000 -13.499	2,103	349,547,009.30	16.20%	7.216	358	81.44	628
13.500 -13.999	2,077	305,033,785.56	14.13%	7.717	358	83.59	608
14.000 -14.499	1,231	163,060,366.44	7.56%	8.218	358	85.30	594
14.500 -14.999	977	120,673,549.10	5.59%	8.713	358	85.46	570
15.000 -15.499	541	58,644,335.60	2.72%	9.218	358	83.36	559
15.500 -15.999	307	29,430,392.91	1.36%	9.712	357	80.29	551
16.000 -16.499	152	14,791,422.21	0.69%	10.205	357	73.45	541
16.500 -16.999	86	8,733,136.77	0.40%	10.708	357	67.79	536
17.000 -17.499	42	4,410,827.88	0.20%	11.195	357	62.98	528
17.500 -17.999	42	4,273,431.99	0.20%	11.654	357	64.39	523
18.000 -18.499	15	986,966.05	0.05%	12.195	357	65.84	523
18.500 -18.999	9	711,092.57	0.03%	12.682	358	61.83	517
Total	**13,195**	**2,158,250,820.79**	**100.00%**	**7.155**	**358**	**81.18**	**628**

Initial Periodic Rate Cap (%)	# of Loans	Current Principal Balance ($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1.000	12,755	2,084,620,187.15	96.59%	7.158	358	81.20	628
2.000	1	203,999.88	0.01%	6.075	353	80.00	653
3.000	439	73,426,633.76	3.40%	7.073	358	80.51	632
Total	**13,195**	**2,158,250,820.79**	**100.00%**	**7.155**	**358**	**81.18**	**628**

Subsequent Periodic Rate Cap (%)	# of Loans	Current Principal Balance ($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1.000	13,195	2,158,250,820.79	100.00%	7.155	358	81.18	628
Total	**13,195**	**2,158,250,820.79**	**100.00%**	**7.155**	**358**	**81.18**	**628**

Next Rate Change Date	# of Loans	Current Principal Balance ($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
02/01/05	1	59,839.31	0.00%	9.300	355	80.00	524
03/01/05	1	68,692.37	0.00%	7.490	356	65.00	520
04/01/05	22	3,461,023.01	0.16%	7.506	357	82.15	613
05/01/05	46	6,373,940.57	0.30%	7.241	358	83.37	621
06/01/05	14	2,427,847.83	0.11%	6.695	359	84.28	606
07/01/05	4	553,848.36	0.03%	7.426	344	90.86	596
08/01/05	8	1,061,210.05	0.05%	7.043	343	81.54	651
09/01/05	4	642,867.75	0.03%	7.088	344	82.22	601
10/01/05	7	1,496,583.99	0.07%	6.634	345	76.99	694
11/01/05	8	1,485,055.40	0.07%	7.047	346	80.11	629
01/01/06	1	105,634.00	0.00%	6.125	348	50.95	680
02/01/06	4	536,734.15	0.02%	6.422	349	75.55	678
03/01/06	2	418,798.23	0.02%	6.262	350	84.89	645
04/01/06	15	2,801,558.31	0.13%	5.921	351	81.75	680
05/01/06	23	3,785,150.43	0.18%	6.762	352	78.75	597
06/01/06	50	7,881,845.73	0.37%	6.984	353	81.45	609
07/01/06	122	20,119,674.81	0.93%	7.468	354	80.26	595
08/01/06	95	16,573,383.19	0.77%	7.365	355	81.18	632
09/01/06	672	113,237,702.70	5.25%	7.166	356	79.80	629
10/01/06	4,125	676,517,901.23	31.35%	7.109	357	80.67	630
11/01/06	4,887	803,625,356.24	37.24%	7.158	358	81.33	628
12/01/06	2,675	427,786,490.03	19.82%	7.222	359	82.18	628
06/01/07	2	449,704.70	0.02%	7.051	353	79.90	628
07/01/07	7	1,039,216.51	0.05%	6.810	354	87.06	620
08/01/07	4	684,140.84	0.03%	7.117	355	86.97	621
09/01/07	23	4,168,487.56	0.19%	7.301	356	79.23	623
10/01/07	95	15,210,085.53	0.70%	7.065	357	80.56	626
11/01/07	130	20,798,781.50	0.96%	7.151	358	80.73	634
12/01/07	74	11,459,884.37	0.53%	7.015	359	79.92	628
04/01/09	1	192,842.38	0.01%	7.250	351	80.68	598
06/01/09	1	108,687.80	0.01%	7.050	353	79.80	597
08/01/09	2	261,338.00	0.01%	6.316	355	77.75	688
09/01/09	4	731,457.96	0.03%	6.736	356	82.67	660
10/01/09	20	3,785,660.21	0.18%	7.242	357	80.48	625
11/01/09	27	5,191,316.70	0.24%	7.084	358	80.17	640
12/01/09	19	3,148,079.04	0.15%	6.999	359	79.85	657
Total	**13,195**	**2,158,250,820.79**	**100.00%**	**7.155**	**358**	**81.18**	**628**

LONG BEACH MORTGAGE LOAN TRUST 2005-1
Scheduled 1/01/05 Balances

Total Current Balance: 438,445,679

Number Of Loans: 1,884

Notable

TOP 50 PROPERTY ZIP	PROPERTY CITY	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
77459	Missouri City, TX	13	3,400,961.86	0.78
98374	Puyallup, WA	13	2,552,341.16	0.58
98390	Sumner, WA	9	2,462,279.19	0.56
94506	Danville, CA	3	2,297,144.31	0.52
33029	Miramar, FL	8	2,266,978.11	0.52
80129	Highlands, CO	7	2,265,415.59	0.52
95682	Latrobe, CA	3	2,222,383.03	0.51
92679	Trabuco, CA	3	2,146,364.31	0.49
89141	Las Vegas, NV	5	2,143,178.26	0.49
95630	Folsom, CA	4	2,097,498.55	0.48
98375	Puyallup, WA	11	1,991,939.17	0.45
80134	Parker, CO	7	1,979,862.80	0.45
92270	Rancho Mirage, CA	3	1,974,825.01	0.45
20877	Gaithersburg, MD	8	1,939,258.42	0.44
80016	Aurora, CO	5	1,891,581.89	0.43
30331	Atlanta, GA	5	1,801,923.63	0.41
33467	Greenacres, FL	5	1,800,892.48	0.41
20105	Aldie, VA	4	1,758,312.60	0.40
89123	Las Vegas, NV	7	1,751,270.20	0.40
80127	Denver, CO	5	1,716,739.19	0.39
21704	Urbana, MD	4	1,656,593.23	0.38
95020	Gilroy, CA	3	1,641,433.71	0.37
92656	Aliso Viejo, CA	4	1,628,992.55	0.37
92677	Laguna Beach, CA	2	1,622,410.71	0.37
80126	Highlands, CO	5	1,570,640.31	0.36
94545	Hayward, CA	4	1,543,329.49	0.35
92592	Temecula, CA	4	1,523,048.89	0.35
80401	Golden, CO	3	1,470,045.80	0.34
92672	San Clemente, CA	3	1,458,618.80	0.33
22079	Lorton, VA	4	1,423,180.02	0.32
80249	Denver, CO	9	1,412,849.21	0.32
77057	Houston, TX	5	1,406,090.49	0.32
22193	Dale City, VA	6	1,405,404.20	0.32
20721	Bowie, MD	2	1,383,857.07	0.32
60564	Naperville, IL	3	1,382,995.90	0.32
20774	Largo, MD	5	1,378,672.23	0.31
77356	Montgomery, TX	6	1,374,838.06	0.31
89052	Henderson, NV	3	1,339,577.56	0.31
30045	Lawrenceville, GA	6	1,310,353.32	0.30
94568	Dublin, CA	3	1,309,377.25	0.30
20155	Gainesville, VA	4	1,285,180.33	0.29
94565	Bay Point, CA	4	1,278,969.75	0.29
35242	Vestavia, AL	2	1,273,162.93	0.29
30076	Roswell, GA	2	1,269,585.29	0.29
78257	San Antonio, TX	2	1,260,497.45	0.29
75230	Dallas, TX	3	1,257,748.86	0.29
94509	Antioch, CA	4	1,251,503.53	0.29
95401	Santa Rosa, CA	5	1,248,893.64	0.28
80104	Castle Rock, CO	6	1,220,023.35	0.28
94533	Fairfield, CA	4	1,218,706.97	0.28
Total		248	84,267,730.66	19.22

LONG BEACH MORTGAGE LOAN TRUST 2005-1

Scheduled 1/01/05 Balances

		Minimum	Maximum
Pool Group:	Group I& Group II		
Lien:	First Lien		
Total Current Balance:	1,705,963,178		
Total Original Loan Amount:	1,708,593,770		
Number Of Loans:	8,220		
Average Current Balance:	$207,538.10	$26,682.99	$1,000,000.00
Average Original Loan Amount:	$207,858.12	$26,712.00	$1,000,000.00
Weighted Average Gross Coupon:	6.6652 %	4.7000	12.4500
Weighted Average Gross Margin:	5.0244 %	4.2500	7.7000
Weighted Average Initial Rate Cap:	1.0592 %	1.0000	3.0000
Weighted Average Periodic Rate Cap:	1.0000 %	1.0000	1.0000
Weighted Average Minimum Rate:	6.6406 %	4.7000	12.0500
Weighted Average Maximum Rate:	12.6459 %	10.7000	18.0500
Weighted Average Initial Reset Frequency:	24 months	6	60
Weighted Average Reset Frequency:	6 months	6	6
Weighted Average Next Reset:	21.97 months	2.00	59.00
Weighted Average Comb. Original Ltv:	80.20 %	20.00	95.00
Weighted Average Cltv W Silent 2Nds:	99.14 %	36.76	151.12
Weighted Average Dti Ratio:	41.84 %	2.00	59.00
Weighted Average Fico Score:	653	0	814
Weighted Average Original Term:	360 months	180	360
Weighted Average Remaining Term:	358 months	178	359
Weighted Average Seasoning:	2 months	1	17
Weighted Average Prepay Term:	25 months	0	36
Top State Concentrations ($):	45.79 % California, 6.08 % Illinois, 5.94 % Texas		
Maximum Zip Code Concentration ($):	0.68 % 94565 (Bay Point, CA)		
First Pay Date:		Sep 01, 2003	Jan 01, 2005
Paid To Date:		Nov 01, 2004	Feb 01, 2005
Next Rate Change Date:		Mar 01, 2005	Dec 01, 2009
Mature Date:		Nov 01, 2019	Dec 01, 2034

Table

PRODUCT:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
2/28 LIBOR	5,810	1,141,349,683.62	66.90
2/28 LIBOR I/O	1,752	451,804,775.50	26.48
3/27 LIBOR	125	19,356,911.48	1.13
3/27 LIBOR I/O	49	11,492,815.79	0.67
5/25 LIBOR	30	6,643,079.88	0.39
5/25 LIBOR I/O	15	3,660,936.08	0.21
6 Month LIBOR	31	8,254,950.82	0.48
Fixed Rate 15 Year	3	489,663.92	0.03
Fixed Rate 20 Year	1	60,105.91	0.00
Fixed Rate 30 Year	404	62,850,255.37	3.68
Total	8,220	1,705,963,178.37	100.00

AGENCY:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
NULL	8,220	1,705,963,178.37	100.00
Total	8,220	1,705,963,178.37	100.00

ALTA PRODUCT:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Alt A	179	54,222,815.82	3.18
Non Alt A	8,041	1,651,740,362.55	96.82
Total	8,220	1,705,963,178.37	100.00

SILENT SECOND:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Silent Second	8,220	1,705,963,178.37	100.00
Total	8,220	1,705,963,178.37	100.00

INDEX:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
6 Mo Libor	7,812	1,642,563,153.17	96.28
Fixed Rate	408	63,400,025.20	3.72
Total	8,220	1,705,963,178.37	100.00

STATUS:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
C	8,220	1,705,963,178.37	100.00
Total	8,220	1,705,963,178.37	100.00

ORIGINAL BALANCE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
26,712.00 - 100,000.00	1,551	115,683,641.62	6.78
100,000.01 - 200,000.00	3,184	459,728,187.44	26.95
200,000.01 - 300,000.00	1,840	454,352,516.45	26.63
300,000.01 - 400,000.00	952	328,889,886.48	19.28
400,000.01 - 500,000.00	447	199,623,892.47	11.70
500,000.01 - 600,000.00	158	86,252,578.44	5.06
600,000.01 - 700,000.00	58	37,513,775.52	2.20
700,000.01 - 800,000.00	21	15,751,182.45	0.92
800,000.01 - 900,000.00	5	4,212,014.03	0.25
900,000.01 - 1,000,000.00	4	3,955,503.47	0.23
Total	8,220	1,705,963,178.37	100.00

CURRENT BALANCE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
26,682.99 - 50,000.00	156	6,831,732.16	0.40
50,000.01 - 100,000.00	1,396	108,951,652.41	6.39
100,000.01 - 150,000.00	1,872	232,198,552.30	13.61
150,000.01 - 200,000.00	1,314	228,029,353.86	13.37
200,000.01 - 250,000.00	979	218,630,370.41	12.82
250,000.01 - 300,000.00	858	235,122,684.37	13.78
300,000.01 - 350,000.00	523	169,130,034.65	9.91
350,000.01 - 400,000.00	429	159,759,851.83	9.36
400,000.01 - 450,000.00	259	110,008,917.41	6.45
450,000.01 - 500,000.00	188	89,614,975.06	5.25
500,000.01 - 550,000.00	91	47,585,147.77	2.79
550,000.01 - 600,000.00	67	38,667,430.67	2.27
600,000.01 - 650,000.00	35	21,929,334.70	1.29
650,000.01 - 700,000.00	23	15,584,440.82	0.91
700,000.01 - 750,000.00	11	8,005,671.41	0.47
750,000.01 - 800,000.00	10	7,745,511.04	0.45
800,000.01 - 850,000.00	4	3,319,312.15	0.19
850,000.01 - 900,000.00	1	892,701.88	0.05
950,000.01 - 1,000,000.00	4	3,955,503.47	0.23
Total	8,220	1,705,963,178.37	100.00

GROSS COUPON:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
4.700 - 5.000	9	2,401,095.15	0.14
5.001 - 6.000	1,260	359,585,104.43	21.08
6.001 - 7.000	4,013	908,267,831.42	53.24
7.001 - 8.000	2,181	359,848,475.07	21.09
8.001 - 9.000	540	58,109,986.05	3.41
9.001 - 10.000	176	14,567,447.93	0.85
10.001 - 11.000	31	2,373,516.77	0.14
11.001 - 12.000	8	705,511.73	0.04
12.001 - 12.450	2	104,209.82	0.01
Total	8,220	1,705,963,178.37	100.00

GROSS MARGIN:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
0.000 - 5.000	7,562	1,584,399,392.25	96.46
5.001 - 6.000	60	10,159,983.64	0.62
6.001 - 7.000	189	47,812,577.29	2.91
7.001 - 7.700	1	191,199.99	0.01
Total	7,812	1,642,563,153.17	100.00

COMB. ORIGINAL LTV:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
20.00 - 20.00	1	99,909.60	0.01
30.01 - 35.00	1	276,148.61	0.02
45.01 - 50.00	1	1,000,000.00	0.06
50.01 - 55.00	2	289,891.68	0.02
55.01 - 60.00	1	166,679.20	0.01
60.01 - 65.00	6	1,656,527.25	0.10
65.01 - 70.00	14	3,968,108.01	0.23
70.01 - 75.00	37	10,629,104.35	0.62
75.01 - 80.00	7,692	1,618,688,645.66	94.88
80.01 - 85.00	150	23,247,179.20	1.36
85.01 - 90.00	285	41,562,937.93	2.44
90.01 - 95.00	30	4,378,046.88	0.26
Total	8,220	1,705,963,178.37	100.00

DTI RATIO:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
2.00 - 5.00	10	3,235,406.15	0.19
5.01 - 10.00	31	6,768,094.87	0.40
10.01 - 15.00	60	14,175,349.71	0.83
15.01 - 20.00	113	20,276,418.70	1.19
20.01 - 25.00	237	37,928,700.51	2.22
25.01 - 30.00	439	71,726,696.78	4.20
30.01 - 35.00	845	147,409,886.96	8.64
35.01 - 40.00	1,369	270,832,466.78	15.88
40.01 - 45.00	2,016	429,813,905.20	25.19
45.01 - 50.00	3,023	686,811,254.00	40.26
50.01 - 55.00	72	16,286,463.23	0.95
55.01 - 59.00	5	698,535.48	0.04
Total	8,220	1,705,963,178.37	100.00

FICO:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
<= 0	1	132,357.12	0.01
451 - 500	2	159,704.92	0.01
501 - 550	213	28,439,478.44	1.67
551 - 600	1,492	234,186,162.23	13.73
601 - 650	2,855	568,548,375.08	33.33
651 - 700	2,448	571,528,520.31	33.50
701 - 750	977	244,485,741.03	14.33
751 - 800	223	56,454,953.11	3.31
801 - 814	9	2,027,886.13	0.12
Total	8,220	1,705,963,178.37	100.00

MAXIMUM RATE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
0.000 - 11.000	9	2,401,095.15	0.15
11.001 - 12.000	1,248	356,045,198.26	21.68
12.001 - 13.000	3,878	878,222,893.66	53.47
13.001 - 14.000	2,032	339,622,120.82	20.68
14.001 - 15.000	458	50,369,320.62	3.07
15.001 - 16.000	155	13,203,338.58	0.80
16.001 - 17.000	23	1,933,730.85	0.12
17.001 - 18.000	8	705,511.73	0.04
18.001 - 18.050	1	59,943.50	0.00
Total	7,812	1,642,563,153.17	100.00

MINIMUM RATE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
0.000 - 5.000	9	2,401,095.15	0.15
5.001 - 6.000	1,256	358,261,549.62	21.81
6.001 - 7.000	3,892	881,800,345.81	53.68
7.001 - 8.000	2,014	334,621,694.09	20.37
8.001 - 9.000	455	49,661,992.00	3.02
9.001 - 10.000	154	13,117,290.42	0.80
10.001 - 11.000	23	1,933,730.85	0.12
11.001 - 12.000	8	705,511.73	0.04
12.001 - 12.050	1	59,943.50	0.00
Total	7,812	1,642,563,153.17	100.00

INITIAL RATE CAP:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
1.000	7,560	1,593,630,662.46	49.48
2.000	2	634,763.76	0.02
3.000	250	48,297,726.95	1.50
Total	7,812	1,642,563,153.17	100.00

PERIODIC RATE CAP:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
1.000	7,812	1,642,563,153.17	51.00
Total	7,812	1,642,563,153.17	100.00

NEXT RATE CHANGE DATE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
< **/**/**	408	63,400,025.20	3.72
03/01/05 - 03/31/05	1	392,741.01	0.02
04/01/05 - 04/30/05	13	2,763,668.97	0.16
05/01/05 - 05/31/05	12	3,541,281.42	0.21
06/01/05 - 06/30/05	5	1,557,259.42	0.09
08/01/05 - 08/31/05	4	969,025.95	0.06
09/01/05 - 09/30/05	2	820,352.62	0.05
10/01/05 - 10/31/05	10	3,359,315.08	0.20
11/01/05 - 11/30/05	2	586,459.11	0.03
01/01/06 - 01/31/06	1	490,296.42	0.03
02/01/06 - 02/28/06	2	304,940.17	0.02
03/01/06 - 03/31/06	1	214,016.93	0.01
04/01/06 - 04/30/06	12	2,968,422.35	0.17
05/01/06 - 05/31/06	9	1,646,061.31	0.10
06/01/06 - 06/30/06	19	3,308,248.84	0.19
07/01/06 - 07/31/06	50	10,676,924.95	0.63
08/01/06 - 08/31/06	58	14,234,019.12	0.83
09/01/06 - 09/30/06	397	90,371,209.22	5.30
10/01/06 - 10/31/06	2,559	540,351,241.72	31.67
11/01/06 - 11/30/06	2,892	611,692,826.21	35.86
12/01/06 - 12/31/06	1,544	311,161,099.12	18.24
06/01/07 - 06/30/07	1	201,719.34	0.01
07/01/07 - 07/31/07	2	353,864.37	0.02
08/01/07 - 08/31/07	3	400,299.69	0.02
09/01/07 - 09/30/07	11	1,859,107.99	0.11
10/01/07 - 10/31/07	56	10,728,859.20	0.63
11/01/07 - 11/30/07	61	10,465,318.62	0.61
12/01/07 - 12/31/07	40	6,840,558.06	0.40
08/01/09 - 08/31/09	1	143,588.00	0.01
09/01/09 - 09/30/09	3	688,737.41	0.04
10/01/09 - 10/31/09	13	3,362,182.90	0.20
11/01/09 - 11/30/09	18	4,368,368.14	0.26
12/01/09 - 12/31/09	10	1,741,139.51	0.10
Total	8,220	1,705,963,178.37	100.00

ORIGINAL TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
180	3	489,663.92	0.03
240	1	60,105.91	0.00
360	8,216	1,705,413,408.54	99.97
Total	8,220	1,705,963,178.37	100.00

REMAINING TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
178	2	174,704.95	0.01
179	1	314,958.97	0.02
234	1	60,105.91	0.00
343	4	969,025.95	0.06
344	4	1,198,791.46	0.07
345	11	3,614,388.95	0.21
346	2	586,459.11	0.03
348	1	490,296.42	0.03
349	2	304,940.17	0.02
350	1	214,016.93	0.01
351	12	2,968,422.35	0.17
352	10	1,694,508.41	0.10
353	22	3,613,991.39	0.21
354	54	11,841,989.80	0.69
355	65	15,085,280.82	0.88
356	442	98,839,472.33	5.79
357	2,769	576,792,423.39	33.81
358	3,137	654,075,677.23	38.34
359	1,680	333,123,723.83	19.53
Total	8,220	1,705,963,178.37	100.00

SEASONING:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
1	1,681	333,438,682.80	19.55
2	3,139	654,250,382.18	38.35
3	2,769	576,792,423.39	33.81
4	442	98,839,472.33	5.79
5	65	15,085,280.82	0.88
6	55	11,902,095.71	0.70
7	22	3,613,991.39	0.21
8	10	1,694,508.41	0.10
9	12	2,968,422.35	0.17
10	1	214,016.93	0.01
11	2	304,940.17	0.02
12	1	490,296.42	0.03
14	2	586,459.11	0.03
15	11	3,614,388.95	0.21
16	4	1,198,791.46	0.07
17	4	969,025.95	0.06
Total	8,220	1,705,963,178.37	100.00

AMORTIZATION:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Fully Amortizing	6,404	1,239,004,651.00	72.63
Interest Only	1,816	466,958,527.37	27.37
Total	8,220	1,705,963,178.37	100.00

SILENT SECOND:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Silent Second	8,220	1,705,963,178.37	100.00
Total	8,220	1,705,963,178.37	100.00

PREPAYMENT PENALTY:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Prepayment Penalty	6,245	1,306,644,313.80	76.59
No Prepayment Penalty	1,975	399,318,864.57	23.41
Total	8,220	1,705,963,178.37	100.00

PREPAY TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
0	1,975	399,318,864.57	23.41
12	142	41,994,864.87	2.46
24	5,300	1,127,200,110.32	66.07
36	803	137,449,338.61	8.06
Total	8,220	1,705,963,178.37	100.00

LIEN POSITION:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
First Lien	8,220	1,705,963,178.37	100.00
Total	8,220	1,705,963,178.37	100.00

PROPERTY TYPE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Single Family	5,842	1,204,196,833.41	70.59
PUD	1,197	255,379,424.05	14.97
Condominium	684	125,356,163.51	7.35
2-4 Units	472	116,427,128.29	6.82
Townhouse	25	4,603,629.11	0.27
Total	8,220	1,705,963,178.37	100.00

PURPOSE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Purchase	7,141	1,457,064,672.41	85.41
Cash Out Refinance	913	207,154,200.16	12.14
Rate/Term Refinance	166	41,744,305.80	2.45
Total	8,220	1,705,963,178.37	100.00

OCCUPANCY:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Owner Occupied	8,055	1,686,588,738.65	98.86
Non-owner	151	15,419,984.82	0.90
Second Home	14	3,954,454.90	0.23
Total	8,220	1,705,963,178.37	100.00

DOCUMENTATION:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Full Documentation	4,885	928,665,312.42	54.44
Stated Income Documentation	3,265	760,170,848.88	44.56
Limited Documentation	70	17,127,017.07	1.00
Total	8,220	1,705,963,178.37	100.00

RISK:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
A-1	10	2,716,857.93	0.16
A-2	8	1,175,499.90	0.07
A-4	2	816,059.22	0.05
A-5	5	488,495.65	0.03
A1	2,571	615,547,145.86	36.08
A2	478	96,115,292.68	5.63
A3	1,764	299,516,031.75	17.56
AA	179	54,222,815.82	3.18
AP	3,135	624,914,596.50	36.63
B	20	2,468,887.84	0.14
B+	25	3,925,737.32	0.23
C	19	3,228,738.42	0.19
D	4	827,019.48	0.05
Total	8,220	1,705,963,178.37	100.00

STATE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Alabama	62	7,365,272.99	0.43
Alaska	24	4,403,260.70	0.26
Arizona	98	15,266,969.67	0.89
Arkansas	17	1,153,648.68	0.07
California	2,632	781,090,021.67	45.79
Colorado	505	96,369,714.89	5.65
Connecticut	79	15,882,461.90	0.93
Delaware	1	283,324.68	0.02
Florida	595	94,559,052.26	5.54
Georgia	252	42,688,843.95	2.50
Hawaii	2	668,420.84	0.04
Idaho	9	1,065,672.07	0.06
Illinois	574	103,695,972.22	6.08
Indiana	36	3,139,819.13	0.18
Iowa	21	1,898,452.62	0.11
Kansas	4	508,382.10	0.03
Kentucky	29	3,562,170.67	0.21
Louisiana	46	4,981,556.71	0.29
Maine	6	878,789.13	0.05
Maryland	136	29,409,226.51	1.72
Massachusetts	83	21,110,652.16	1.24
Michigan	126	16,525,467.17	0.97
Minnesota	16	3,547,030.08	0.21
Missouri	43	3,777,459.78	0.22
Montana	8	1,028,612.67	0.06
Nebraska	49	4,680,729.25	0.27
Nevada	70	15,094,454.59	0.88
New Hampshire	11	2,528,617.48	0.15
New Jersey	62	15,076,760.77	0.88
New Mexico	26	2,882,559.36	0.17
New York	218	68,644,979.83	4.02
North Carolina	150	17,021,596.63	1.00
North Dakota	5	641,189.28	0.04
Ohio	29	2,022,120.92	0.12
Oklahoma	60	6,388,468.27	0.37
Oregon	219	36,013,427.98	2.11
Pennsylvania	65	7,642,707.96	0.45
Rhode Island	16	3,310,632.12	0.19
South Carolina	48	5,790,246.53	0.34
South Dakota	4	423,532.85	0.02
Tennessee	155	16,192,029.91	0.95
Texas	849	101,251,010.36	5.94
Utah	125	19,378,473.33	1.14
Vermont	1	119,802.31	0.01
Virginia	111	29,568,204.86	1.73
Washington	469	88,650,619.48	5.20
West Virginia	1	78,523.28	0.00
Wisconsin	65	6,966,534.60	0.41
Wyoming	8	735,701.17	0.04
Total	8,220	1,705,963,178.37	100.00

notable

TOP 50 PROPERTY ZIP	PROPERTY CITY	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
94565	Bay Point, CA	38	11,546,303.24	0.68
94603	Oakland, CA	32	9,150,880.81	0.54
95122	San Jose, CA	22	8,105,270.51	0.48
94509	Antioch, CA	26	7,550,535.69	0.44
94621	Oakland, CA	27	7,419,493.33	0.43
95376	Tracy, CA	22	6,997,859.67	0.41
94605	Oakland, CA	21	6,786,990.27	0.40
94806	Richmond, CA	20	5,805,385.21	0.34
91342	Sylmar, CA	18	5,787,400.14	0.34
95401	Santa Rosa, CA	17	5,600,737.11	0.33
94015	Daly City, CA	11	5,323,157.80	0.31
94591	Vallejo, CA	15	5,159,588.63	0.30
95758	Elk Grove, CA	15	5,030,246.60	0.29
94531	Antioch, CA	12	4,878,658.99	0.29
94541	Hayward, CA	14	4,769,367.89	0.28
94587	Union City, CA	10	4,695,326.65	0.28
95111	San Jose, CA	13	4,581,464.99	0.27
95823	Sacramento, CA	20	4,540,470.01	0.27
60639	Cragin, IL	17	4,249,962.36	0.25
94585	Napa, CA	14	4,125,807.89	0.24
95127	San Jose, CA	12	4,058,996.44	0.24
94533	Fairfield, CA	15	4,050,585.46	0.24
94545	Hayward, CA	10	4,004,908.46	0.23
95123	San Jose, CA	12	3,980,966.73	0.23
94801	Richmond, CA	15	3,963,095.75	0.23
95023	Hollister, CA	9	3,897,344.32	0.23
95340	Merced, CA	19	3,888,920.21	0.23
95828	Sacramento, CA	16	3,856,059.26	0.23
91331	Arleta, CA	13	3,828,216.43	0.22
95206	Stockton, CA	17	3,797,831.52	0.22
92704	Diamond, CA	13	3,724,351.31	0.22
93033	Oxnard, CA	10	3,613,620.41	0.21
94124	San Francisco, CA	8	3,451,751.30	0.20
11421	Jamaica, NY	10	3,435,940.84	0.20
60629	Chicago, IL	21	3,428,746.03	0.20
95355	Modesto, CA	13	3,351,811.87	0.20
22193	Dale City, VA	13	3,345,337.42	0.20
95116	San Jose, CA	9	3,323,704.15	0.19
94066	San Bruno, CA	7	3,320,395.46	0.19
94601	Oakland, CA	11	3,317,690.77	0.19
60641	Chicago, IL	11	3,283,706.01	0.19
94619	Oakland, CA	10	3,281,007.37	0.19
06902	Stamford, CT	7	3,232,542.12	0.19
95336	Manteca, CA	13	3,228,200.92	0.19
95307	Ceres, CA	14	3,222,397.07	0.19
95624	Elk Grove, CA	9	3,214,636.44	0.19
93905	Alisal, CA	9	3,204,811.41	0.19
94580	San Lorenzo, CA	9	3,201,917.90	0.19
11368	Corona, NY	7	3,195,525.79	0.19
94112	San Francisco, CA	6	3,177,861.15	0.19
Total		732	227,987,788.11	13.36

%

%
%
%
%
%

months
months
months

%
%

%

months
months
months

months

LONG BEACH MORTGAGE LOAN TRUST 2005-1
Scheduled 1/01/05 Balances

Pool Group:	Group I& Group II		
Lien:	First Lien		
Total Current Balance:	1,283,738,605		
Total Original Loan Amount:	1,286,370,828		
Number Of Loans:	5,812		
		Minimum	**Maximum**
Average Current Balance:	$220,877.25	$20,759.44	$999,523.46
Average Original Loan Amount:	$221,330.15	$20,800.00	$1,000,000.00
Weighted Average Gross Coupon:	6.9855 %	4.8500	12.7500
Weighted Average Gross Margin:	5.0361 %	4.2500	6.7590
Weighted Average Initial Rate Cap:	1.0441 %	1.0000	3.0000
Weighted Average Periodic Rate Cap:	1.0000 %	1.0000	1.0000
Weighted Average Minimum Rate:	6.9623 %	4.8500	12.2000
Weighted Average Maximum Rate:	12.9674 %	10.8500	18.2000
Weighted Average Initial Reset Frequency:	24 months	6	60
Weighted Average Reset Frequency:	6 months	6	6
Weighted Average Next Reset:	21.89 months	3.00	59.00
Weighted Average Comb. Original Ltv:	79.79 %	20.00	100.00
Weighted Average Cltv W Silent 2Nds:	91.14 %	21.98	100.00
Weighted Average Dti Ratio:	40.92 %	1.00	93.00
Weighted Average Fico Score:	661	0	814
Weighted Average Original Term:	359 months	120	360
Weighted Average Remaining Term:	357 months	117	359
Weighted Average Seasoning:	2 months	1	19
Weighted Average Prepay Term:	25 months	0	36
Top State Concentrations ($):	47.39 % California, 6.44 % Illinois, 6.34 % New York		
Maximum Zip Code Concentration ($):	0.62 % 94621 (Oakland, CA)		
First Pay Date:		Jul 01, 2003	Jan 01, 2005
Paid To Date:		Nov 01, 2004	Jul 01, 2005
Next Rate Change Date:		Apr 01, 2005	Dec 01, 2009
Mature Date:		Oct 01, 2014	Dec 01, 2034

Table

PRODUCT:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
2/28 LIBOR	4,951	1,142,416,063.46	88.99
2/28 LIBOR I/O	57	13,790,911.01	1.07
3/27 LIBOR	81	14,146,861.99	1.10
3/27 LIBOR I/O	2	535,199.85	0.04
5/25 LIBOR	21	5,338,294.33	0.42
5/25 LIBOR I/O	2	565,990.67	0.04
6 Month LIBOR	42	10,827,639.64	0.84
Fixed Rate 10 Year	1	29,544.31	0.00
Fixed Rate 15 Year	62	6,894,491.37	0.54
Fixed Rate 20 Year	3	362,051.44	0.03
Fixed Rate 30 Year	590	88,831,556.75	6.92
Total	5,812	1,283,738,604.82	100.00

AGENCY:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
NULL	5,812	1,283,738,604.82	100.00
Total	5,812	1,283,738,604.82	100.00

ALTA PRODUCT:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Alt A	719	139,880,183.03	10.90
Non Alt A	5,093	1,143,858,421.79	89.10
Total	5,812	1,283,738,604.82	100.00

SILENT SECOND:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Silent Second	3,265	760,170,848.88	59.22
No Silent Second	2,547	523,567,755.94	40.78
Total	5,812	1,283,738,604.82	100.00

INDEX:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
6 Mo Libor	5,156	1,187,620,960.95	92.51
Fixed Rate	656	96,117,643.87	7.49
Total	5,812	1,283,738,604.82	100.00

STATUS:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
C	5,812	1,283,738,604.82	100.00
Total	5,812	1,283,738,604.82	100.00

ORIGINAL BALANCE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
20,800.00 - 100,000.00	1,108	76,931,340.70	5.99
100,000.01 - 200,000.00	1,901	279,927,556.18	21.81
200,000.01 - 300,000.00	1,430	355,849,144.44	27.72
300,000.01 - 400,000.00	781	269,111,165.85	20.96
400,000.01 - 500,000.00	382	170,444,695.20	13.28
500,000.01 - 600,000.00	116	64,092,946.25	4.99
600,000.01 - 700,000.00	56	36,049,810.54	2.81
700,000.01 - 800,000.00	22	16,311,533.56	1.27
800,000.01 - 900,000.00	6	5,118,740.92	0.40
900,000.01 - 1,000,000.00	10	9,901,671.18	0.77
Total	5,812	1,283,738,604.82	100.00

CURRENT BALANCE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
20,759.44 - 50,000.00	209	8,642,045.76	0.67
50,000.01 - 100,000.00	901	68,488,339.74	5.34
100,000.01 - 150,000.00	1,025	127,622,828.43	9.94
150,000.01 - 200,000.00	875	152,305,263.12	11.86
200,000.01 - 250,000.00	734	164,870,214.63	12.84
250,000.01 - 300,000.00	695	190,779,349.64	14.86
300,000.01 - 350,000.00	444	143,391,409.36	11.17
350,000.01 - 400,000.00	338	126,119,706.21	9.82
400,000.01 - 450,000.00	226	96,041,546.87	7.48
450,000.01 - 500,000.00	155	74,003,198.61	5.76
500,000.01 - 550,000.00	60	31,446,013.34	2.45
550,000.01 - 600,000.00	56	32,646,932.91	2.54
600,000.01 - 650,000.00	38	23,901,316.05	1.86
650,000.01 - 700,000.00	18	12,148,494.49	0.95
700,000.01 - 750,000.00	16	11,609,957.18	0.90
750,000.01 - 800,000.00	6	4,701,576.38	0.37
800,000.01 - 850,000.00	4	3,354,164.42	0.26
850,000.01 - 900,000.00	2	1,764,576.50	0.14
950,000.01 - 999,523.46	10	9,901,671.18	0.77
Total	5,812	1,283,738,604.82	100.00

GROSS COUPON:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
4.850 - 5.000	4	1,073,689.61	0.08
5.001 - 6.000	581	169,216,877.27	13.18
6.001 - 7.000	2,406	602,753,549.22	46.95
7.001 - 8.000	1,775	355,073,106.43	27.66
8.001 - 9.000	705	114,261,787.90	8.90
9.001 - 10.000	276	36,118,811.99	2.81
10.001 - 11.000	48	4,094,814.19	0.32
11.001 - 12.000	13	920,608.67	0.07
12.001 - 12.750	4	225,359.54	0.02
Total	5,812	1,283,738,604.82	100.00

GROSS MARGIN:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
0.000 - 5.000	4,806	1,098,531,814.23	92.50
5.001 - 6.000	154	36,406,892.36	3.07
6.001 - 6.759	196	52,682,254.36	4.44
Total	5,156	1,187,620,960.95	100.00

COMB. ORIGINAL LTV:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
20.00 - 20.00	1	99,909.60	0.01
20.01 - 25.00	3	359,294.43	0.03
25.01 - 30.00	6	829,338.99	0.06
30.01 - 35.00	12	1,603,606.31	0.12
35.01 - 40.00	14	2,545,945.39	0.20
40.01 - 45.00	16	3,006,569.99	0.23
45.01 - 50.00	30	4,788,767.26	0.37
50.01 - 55.00	30	5,501,881.14	0.43
55.01 - 60.00	61	12,277,488.91	0.96
60.01 - 65.00	126	29,047,736.83	2.26
65.01 - 70.00	210	42,604,923.64	3.32
70.01 - 75.00	384	69,655,319.36	5.43
75.01 - 80.00	3,837	877,970,325.59	68.39
80.01 - 85.00	287	70,632,363.68	5.50
85.01 - 90.00	653	130,393,323.40	10.16
90.01 - 95.00	141	32,363,344.31	2.52
95.01 - 100.00	1	58,465.99	0.00
Total	5,812	1,283,738,604.82	100.00

DTI RATIO:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
1.00 - 5.00	21	1,909,011.50	0.15
5.01 - 10.00	35	3,970,471.63	0.31
10.01 - 15.00	102	11,726,067.75	0.91
15.01 - 20.00	164	22,096,364.84	1.72
20.01 - 25.00	260	36,300,306.93	2.83
25.01 - 30.00	442	73,414,868.11	5.72
30.01 - 35.00	682	134,392,327.56	10.47
35.01 - 40.00	1,043	225,719,720.90	17.58
40.01 - 45.00	1,352	321,815,428.93	25.07
45.01 - 50.00	1,498	391,707,023.68	30.51
50.01 - 55.00	206	58,785,096.57	4.58
55.01 - 60.00	5	1,050,794.92	0.08
75.01 - 80.00	1	35,615.84	0.00
90.01 - 93.00	1	815,505.66	0.06
Total	5,812	1,283,738,604.82	100.00

FICO:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
<= 0	2	276,743.98	0.02
451 - 500	7	1,854,763.14	0.14
501 - 550	312	63,670,945.79	4.96
551 - 600	420	95,494,161.79	7.44
601 - 650	1,549	328,623,121.74	25.60
651 - 700	2,289	508,584,474.19	39.62
701 - 750	1,002	230,343,225.96	17.94
751 - 800	223	52,578,396.49	4.10
801 - 814	8	2,312,771.74	0.18
Total	5,812	1,283,738,604.82	100.00

MAXIMUM RATE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
0.000 - 11.000	4	1,073,689.61	0.09
11.001 - 12.000	559	164,149,535.62	13.82
12.001 - 13.000	2,190	558,688,476.72	47.04
13.001 - 14.000	1,499	321,010,187.56	27.03
14.001 - 15.000	626	106,107,576.69	8.93
15.001 - 16.000	235	32,868,029.85	2.77
16.001 - 17.000	33	3,212,476.91	0.27
17.001 - 18.000	8	401,542.45	0.03
18.001 - 18.200	2	109,445.54	0.01
Total	5,156	1,187,620,960.95	100.00

MINIMUM RATE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
0.000 - 5.000	4	1,073,689.61	0.09
5.001 - 6.000	563	165,525,505.41	13.94
6.001 - 7.000	2,199	560,635,264.61	47.21
7.001 - 8.000	1,490	318,622,188.61	26.83
8.001 - 9.000	623	105,509,890.44	8.88
9.001 - 10.000	234	32,530,957.37	2.74
10.001 - 11.000	33	3,212,476.91	0.27
11.001 - 12.000	8	401,542.45	0.03
12.001 - 12.200	2	109,445.54	0.01
Total	5,156	1,187,620,960.95	100.00

INITIAL RATE CAP:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
1.000	5,030	1,161,317,938.49	36.06
2.000	1	203,999.88	0.01
3.000	125	26,099,022.58	0.81
Total	5,156	1,187,620,960.95	100.00

PERIODIC RATE CAP:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
1.000	5,156	1,187,620,960.95	36.88
Total	5,156	1,187,620,960.95	100.00

NEXT RATE CHANGE DATE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
< **/**/**	656	96,117,643.87	7.49
04/01/05 - 04/30/05	9	1,982,777.51	0.15
05/01/05 - 05/31/05	25	6,360,909.01	0.50
06/01/05 - 06/30/05	8	2,483,953.12	0.19
08/01/05 - 08/31/05	4	969,025.95	0.08
09/01/05 - 09/30/05	4	1,456,546.11	0.11
10/01/05 - 10/31/05	10	2,653,555.64	0.21
11/01/05 - 11/30/05	3	629,985.84	0.05
02/01/06 - 02/28/06	3	303,157.13	0.02
03/01/06 - 03/31/06	1	214,016.93	0.02
04/01/06 - 04/30/06	12	2,746,865.07	0.21
05/01/06 - 05/31/06	7	1,557,198.77	0.12
06/01/06 - 06/30/06	13	2,789,642.78	0.22
07/01/06 - 07/31/06	29	6,810,634.58	0.53
08/01/06 - 08/31/06	29	6,622,290.32	0.52
09/01/06 - 09/30/06	232	57,563,639.41	4.48
10/01/06 - 10/31/06	1,367	315,466,937.72	24.57
11/01/06 - 11/30/06	2,006	469,439,819.86	36.57
12/01/06 - 12/31/06	1,288	286,983,658.36	22.36
06/01/07 - 06/30/07	1	247,985.36	0.02
07/01/07 - 07/31/07	1	357,794.78	0.03
08/01/07 - 08/31/07	1	46,243.29	0.00
09/01/07 - 09/30/07	2	230,466.43	0.02
10/01/07 - 10/31/07	15	2,692,959.50	0.21
11/01/07 - 11/30/07	41	7,018,689.76	0.55
12/01/07 - 12/31/07	22	4,087,922.72	0.32
08/01/09 - 08/31/09	1	117,750.00	0.01
09/01/09 - 09/30/09	1	747,420.42	0.06
10/01/09 - 10/31/09	6	1,453,044.58	0.11
11/01/09 - 11/30/09	11	2,864,541.96	0.22
12/01/09 - 12/31/09	4	721,528.04	0.06
Total	5,812	1,283,738,604.82	100.00

ORIGINAL TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
120	1	29,544.31	0.00
180	62	6,894,491.37	0.54
240	3	362,051.44	0.03
360	5,746	1,276,452,517.70	99.43
Total	5,812	1,283,738,604.82	100.00

REMAINING TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
117	1	29,544.31	0.00
164	1	162,547.62	0.01
165	1	74,848.80	0.01
174	1	187,119.53	0.01
175	2	372,512.65	0.03
176	11	1,374,894.08	0.11
177	32	3,186,991.14	0.25
178	12	1,367,386.79	0.11
179	2	168,190.76	0.01
236	2	258,452.58	0.02
237	1	103,598.86	0.01
341	1	213,524.10	0.02
343	11	2,200,401.72	0.17
344	10	2,752,096.06	0.21
345	13	3,202,559.67	0.25
346	4	906,101.52	0.07
348	1	136,405.56	0.01
349	3	303,157.13	0.02
350	2	284,576.23	0.02
351	12	2,746,865.07	0.21
352	9	2,018,578.91	0.16
353	17	3,505,953.17	0.27
354	37	8,156,595.20	0.64
355	35	7,335,794.80	0.57
356	283	66,972,796.68	5.22
357	1,633	356,658,068.40	27.78
358	2,258	513,436,774.60	40.00
359	1,417	305,622,268.88	23.81
Total	5,812	1,283,738,604.82	100.00

SEASONING:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
1	1,419	305,790,459.64	23.82
2	2,270	514,804,161.39	40.10
3	1,667	359,978,202.71	28.04
4	296	68,606,143.34	5.34
5	37	7,708,307.45	0.60
6	38	8,343,714.73	0.65
7	17	3,505,953.17	0.27
8	9	2,018,578.91	0.16
9	12	2,746,865.07	0.21
10	2	284,576.23	0.02
11	3	303,157.13	0.02
12	1	136,405.56	0.01
14	4	906,101.52	0.07
15	14	3,277,408.47	0.26
16	11	2,914,643.68	0.23
17	11	2,200,401.72	0.17
19	1	213,524.10	0.02
Total	5,812	1,283,738,604.82	100.00

AMORTIZATION:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Fully Amortizing	5,751	1,268,846,503.29	98.84
Interest Only	61	14,892,101.53	1.16
Total	5,812	1,283,738,604.82	100.00

SILENT SECOND:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Silent Second	3,265	760,170,848.88	59.22
No Silent Second	2,547	523,567,755.94	40.78
Total	5,812	1,283,738,604.82	100.00

PREPAYMENT PENALTY:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Prepayment Penalty	3,882	860,490,604.10	67.03
No Prepayment Penalty	1,930	423,248,000.72	32.97
Total	5,812	1,283,738,604.82	100.00

PREPAY TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
0	1,930	423,248,000.72	32.97
12	149	42,568,784.10	3.32
24	3,144	719,184,396.88	56.02
36	589	98,737,423.12	7.69
Total	5,812	1,283,738,604.82	100.00

LIEN POSITION:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
First Lien	5,812	1,283,738,604.82	100.00
Total	5,812	1,283,738,604.82	100.00

PROPERTY TYPE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Single Family	4,232	921,313,695.22	71.77
2-4 Units	555	144,098,524.79	11.22
PUD	565	132,961,531.14	10.36
Condominium	440	81,843,477.94	6.38
Townhouse	20	3,521,375.73	0.27
Total	5,812	1,283,738,604.82	100.00

PURPOSE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Purchase	3,696	837,968,943.91	65.28
Cash Out Refinance	1,935	410,053,205.75	31.94
Rate/Term Refinance	181	35,716,455.16	2.78
Total	5,812	1,283,738,604.82	100.00

OCCUPANCY:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Owner Occupied	4,821	1,157,056,757.56	90.13
Non-owner	928	113,927,271.93	8.87
Second Home	63	12,754,575.33	0.99
Total	5,812	1,283,738,604.82	100.00

DOCUMENTATION:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Stated Income Documentation	5,812	1,283,738,604.82	100.00
Total	5,812	1,283,738,604.82	100.00

RISK:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
A-1	21	4,573,426.05	0.36
A-2	32	5,481,995.58	0.43
A-3	2	690,901.21	0.05
A-4	17	3,643,690.86	0.28
A-5	73	16,339,795.17	1.27
A1	1,737	420,537,798.34	32.76
A2	110	22,011,008.14	1.71
A3	538	120,299,436.92	9.37
AA	720	140,465,801.00	10.94
AP	2,397	511,347,892.21	39.83
B	71	15,818,884.96	1.23
B+	36	8,584,779.36	0.67
B-1	1	129,773.02	0.01
B1	1	74,848.80	0.01
B4	1	112,574.53	0.01
C	55	13,625,998.67	1.06
Total	5,812	1,283,738,604.82	100.00

STATE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Alabama	25	3,890,887.42	0.30
Alaska	11	2,449,854.56	0.19
Arizona	38	6,838,072.05	0.53
Arkansas	3	254,589.98	0.02
California	2,100	608,330,337.19	47.39
Colorado	195	38,764,865.02	3.02
Connecticut	55	12,273,606.39	0.96
Delaware	1	85,887.47	0.01
District of Columbia	15	3,829,110.48	0.30
Florida	490	79,298,925.45	6.18
Georgia	243	38,126,326.45	2.97
Hawaii	7	3,384,549.22	0.26
Idaho	2	124,615.86	0.01
Illinois	400	82,712,004.06	6.44
Indiana	28	1,927,493.99	0.15
Iowa	6	522,756.87	0.04
Kansas	4	243,686.37	0.02
Kentucky	9	1,147,481.23	0.09
Louisiana	23	2,642,388.24	0.21
Maine	5	1,138,237.19	0.09
Maryland	112	26,853,326.85	2.09
Massachusetts	73	19,472,302.91	1.52
Michigan	147	19,826,496.99	1.54
Minnesota	24	7,165,095.84	0.56
Missouri	36	3,748,220.05	0.29
Montana	3	478,985.17	0.04
Nebraska	30	3,504,844.85	0.27
Nevada	48	10,520,067.01	0.82
New Hampshire	11	2,535,822.63	0.20
New Jersey	110	27,793,612.44	2.17
New Mexico	10	1,207,985.06	0.09
New York	252	81,331,358.14	6.34
North Carolina	60	6,991,519.48	0.54
Ohio	69	5,992,529.27	0.47
Oklahoma	19	2,143,948.18	0.17
Oregon	103	17,501,027.28	1.36
Pennsylvania	86	9,520,021.96	0.74
Rhode Island	14	2,859,881.79	0.22
South Carolina	23	2,606,702.16	0.20
South Dakota	1	107,901.41	0.01
Tennessee	122	11,075,460.09	0.86
Texas	423	59,879,621.19	4.66
Utah	72	10,420,914.64	0.81
Virginia	91	24,302,452.04	1.89
Washington	164	32,086,372.14	2.50
West Virginia	1	42,462.64	0.00
Wisconsin	44	5,430,801.96	0.42
Wyoming	4	353,195.16	0.03
Total	5,812	1,283,738,604.82	100.00

Please fill in all blue values!
Thank You!

LBMLT 2005-1

	ARM	FRM	Total/Avg.
Percentage Bal.	92.51%	7.49%	
Deal Balance	3,220,630,307	260,854,741	3,481,485,048
WAM	357.6059175	343.9327981	
WALA	2	3	
WAC	7.053%	7.340%	
LTV	80.98%	77.09%	
CLTV	90.64%	81.67%	
FICO	629	653	
Avg. Loan Size	208,239	144,278	
Stated Document %	38.00%	37.77%	
DTI	40.90%	37.77%	
IO %	23.32%	0.00%	
Second Lien %	0.00%	0.00%	
Silent Second %	51.00%	24.30%	
LTV of Silent Seconds	18.95%	18.76%	
Property Type			
Single Family %	72.25%	72.76%	
PUD %	12.76%	12.01%	
2-4 Unit %	7.93%	10.51%	
Condo %	6.78%	4.48%	
Townhouse %	0.28%	0.23%	
Multi Family %	0.00%	0.00%	
Co-op%	0.00%	0.00%	
Occupancy Type			
Owner Occupied	92.29%	79.10%	
Investor Prop.	6.67%	19.53%	
2nd Home	1.04%	1.37%	
Loan Purpose			
Purchase	56.62%	58.45%	
Cash-Out	38.89%	33.18%	
Rate-Reduction	4.49%	8.38%	

ARM	100.00%
State	Percent
CA	41.88%
IL	6.50%
FL	5.86%
CO	4.81%
TX	4.64%
WA	4.12%
NY	3.28%
Other	28.92%

FRM	100.00%
State	Percent
CA	29.31%
TX	12.39%
NY	8.24%
FL	7.27%
TN	3.63%
OR	3.62%
WA	3.40%
Other	32.13%

IO	100.00%
State	Percent
CA	59.74%
CO	7.58%
WA	7.54%
FL	5.12%
GA	3.16%
IL	2.11%
NV	1.84%
Others	12.91%

	Full-Doc	Stated/Limited-Doc	Total/Avg.
IO %	95.44%	4.56%	
WAM	357.604409	356.9676257	
WALA	2	3	
WAC	6.596%	6.596%	
LTV	80.65%	79.06%	
CLTV	92.59%	91.29%	
FICO	633	654	
Avg. Loan Size	273,788	289,924	
DTI	41.90%	41.30%	
Second Lien %	0.00%	0.00%	
Silent Second %	62.08%	64.16%	
LTV of Silent Seconds	19.22%	19.06%	
Property Type			
Single Family %	71.12%	77.86%	
PUD %	17.41%	11.04%	
2-4 Unit %	8.06%	5.90%	
Condo %	3.25%	5.20%	
Townhouse %	0.16%	0.00%	
Multi Family %	0.00%	0.00%	
Co-op%	0.00%	0.00%	
Occupancy Type			
Owner Occupied	94.06%	94.63%	
Investor Prop.	4.51%	4.49%	
2nd Home	1.43%	0.88%	
Loan Purpose			
Purchase	58.64%	58.65%	
Cash-Out	37.48%	35.95%	
Rate-Reduction	3.88%	5.40%	

	Full-Doc	Stated/Limited-Doc	Total/Avg.
Non-IO %	52.82%	47.18%	
WAM	355.9951472	356.6584279	
WALA	3	2	
WAC	7.393%	6.997%	
LTV	81.53%	79.80%	
CLTV	87.68%	91.04%	
FICO	604	660	
Avg. Loan Size	165,860	220,303	
DTI	39.80%	40.92%	
Second Lien %	0.00%	0.00%	
Silent Second %	33.53%	58.64%	
LTV of Silent Seconds	18.31%	19.17%	
Property Type			
Single Family %	73.16%	71.82%	
PUD %	12.22%	10.38%	
2-4 Unit %	8.14%	11.18%	
Condo %	6.14%	6.35%	
Townhouse %	0.34%	0.27%	
Multi Family %	0.00%	0.00%	
Co-op%	0.00%	0.00%	
Occupancy Type			
Owner Occupied	90.86%	90.17%	
Investor Prop.	8.18%	8.85%	
2nd Home	0.96%	0.98%	
Loan Purpose			
Purchase	43.83%	65.02%	
Cash-Out	49.15%	32.22%	
Rate-Reduction	7.02%	2.76%	

Table of Contents

1. Combined Original LTV - Margin > 6.500%

Combined Original LTV - Margin > 6.500%	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Comb Original LTV	Weighted Average FICO Score
25.01- 30.00	1	90,871	0.06	7.750	358	26.00	636
30.01- 35.00	9	1,113,408	0.69	8.818	358	31.86	567
35.01- 40.00	2	140,619	0.09	10.607	358	36.29	524
40.01- 45.00	11	945,381	0.58	9.274	357	42.94	554
45.01- 50.00	22	4,373,820	2.70	8.511	357	48.67	562
50.01- 55.00	27	5,350,888	3.31	9.408	355	52.46	540
55.01- 60.00	48	6,123,479	3.78	9.828	357	58.10	546
60.01- 65.00	159	25,894,601	16.00	9.881	357	64.07	543
65.01- 70.00	69	14,657,251	9.05	8.343	358	69.15	548
70.01- 75.00	51	11,970,025	7.39	7.662	358	74.20	562
75.01- 80.00	372	80,872,354	49.96	7.354	357	79.85	613
80.01- 85.00	29	8,832,085	5.46	7.598	358	84.72	568
85.01- 90.00	7	1,179,054	0.73	7.560	358	90.00	615
90.01- 95.00	2	327,917	0.20	8.050	358	94.88	636
Total	809	161,871,751	100.00	8.104	357	73.13	583

Minimum: 26.00
Maximum: 95.00
Weighted Average: 73.13

Top

2. Current Mortgage Balances - Margin > 6.500%

Current Mortgage Balances - Margin > 6.500%	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Comb Original LTV	Weighted Average FICO Score
0.01- 50,000.00	37	1,564,571	0.97	10.715	357	65.31	537
50,000.01- 75,000.00	67	4,191,459	2.59	9.926	358	65.22	555
75,000.01- 100,000.00	80	7,155,128	4.42	9.078	357	70.27	560
100,000.01- 125,000.00	82	9,170,299	5.67	9.014	357	71.46	551
125,000.01- 150,000.00	80	10,990,360	6.79	8.794	357	70.13	552
150,000.01- 175,000.00	69	11,230,800	6.94	8.742	358	69.70	564
175,000.01- 200,000.00	63	11,945,793	7.38	8.561	358	70.41	569
200,000.01- 225,000.00	55	11,683,810	7.22	8.211	357	72.76	587
225,000.01- 250,000.00	60	14,256,201	8.81	7.990	358	73.89	600
250,000.01- 275,000.00	34	8,952,938	5.53	7.549	357	77.41	594
275,000.01- 300,000.00	33	9,438,405	5.83	7.851	358	72.88	579
300,000.01- 325,000.00	23	7,257,542	4.48	7.761	358	75.31	588
325,000.01- 350,000.00	17	5,717,106	3.53	7.736	357	73.53	585
350,000.01- 400,000.00	45	16,863,627	10.42	7.356	357	77.56	615
400,000.01- 450,000.00	28	11,845,809	7.32	7.430	357	75.26	596
450,000.01- 500,000.00	17	8,136,557	5.03	7.509	357	75.22	599
500,000.01- 550,000.00	6	3,091,650	1.91	6.931	358	82.05	633
550,000.01- 600,000.00	6	3,468,359	2.14	7.075	358	70.83	586
600,000.01- 650,000.00	3	1,864,137	1.15	7.527	358	67.56	583
650,000.01- 700,000.00	1	700,000	0.43	6.500	358	84.85	600
700,000.01- 750,000.00	2	1,483,400	0.92	8.210	351	66.55	569
850,000.01- 900,000.00	1	863,799	0.53	7.850	358	72.38	541
Total	809	161,871,751	100.00	8.104	357	73.13	583

Minimum: 29,961
Maximum: 863,799
Average: 200,089

Top

3. Credit Score - Margin gt 6.500%

Credit Score - Margin gt 6.500%	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Comb Original LTV	Weighted Average FICO Score
451-500	5	822,903	0.51	8.719	356	72.40	498
501-550	405	68,764,643	42.48	9.186	357	69.82	526
551-600	173	34,007,322	21.01	8.017	358	71.27	570
601-650	117	28,418,094	17.56	7.021	357	76.99	627
651-700	80	22,838,933	14.11	6.798	357	79.32	673
701-750	24	6,093,893	3.76	6.494	357	78.56	723
751-800	5	925,965	0.57	6.452	357	80.00	778
Total	809	161,871,751	100.00	8.104	357	73.13	583

Minimum: 495
Maximum: 790
Non-Zero Weighted Average: 583

Top

4. Lien Position - Margin > 6.500%

Lien Position - Margin > 6.500%	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Comb Original LTV	Weighted Average FICO Score
1st Lien	809	161,871,751	100.00	8.104	357	73.13	583
Total:	809	161,871,751	100.00	8.104	357	73.13	583

Top

5. Occupancy - Margin > 6.500%

Occupancy - Margin > 6.500%	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Comb Original LTV	Weighted Average FICO Score
Non-owner	35	5,263,250	3.25	8.637	358	70.42	571
Owner Occupied	770	156,049,382	96.40	8.088	357	73.26	583
Second Home	4	559,119	0.35	7.698	357	61.59	595
Total	809	161,871,751	100.00	8.104	357	73.13	583

Top

6. Documentation Level - Margin > 6.500%

Documentation Level - Margin > 6.500%	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Comb Original LTV	Weighted Average FICO Score
Full Documentation	608	108,061,677	66.76	8.553	357	71.47	553
Limited Documentation	9	1,874,038	1.16	8.460	358	72.89	551
Stated Income Documentation	192	51,936,036	32.08	7.157	358	76.59	645
Total	809	161,871,751	100.00	8.104	357	73.13	583

Deal Name: LBMLT 2005-1

The percentages per table should add up to 100%

FICO & Documentation

FICO Score	Full DOC	Stated Doc	Reduced / Limited Doc	All Docs	WAC	Avg Prin Bal	Original CLTV
< 450	0.00	0.01	0.00	0.01	7.63	119,197	83.78
451-500	0.05	0.05	0.01	0.11	9.15	182,719	74.06
501-550	8.62	1.83	0.09	10.54	8.50	178,504	77.24
551-600	17.78	2.74	0.28	20.80	7.42	190,248	80.97
601-650	20.56	9.44	0.38	30.38	6.92	199,655	81.60
651-700	10.43	14.61	0.29	25.32	6.68	215,693	80.92
701-750	3.53	6.62	0.06	10.21	6.47	224,561	80.53
751-800	1.04	1.51	0.00	2.55	6.45	216,766	80.32
801-850	0.01	0.07	0.00	0.08	6.42	248,948	81.66
TOTAL POOL	62.02	36.87	1.11	100.00	7.07	201,545	80.69

LTV & FICO

Original CLTV	FICO < 450	450 - 500	501 - 550	551 - 600	601 - 650	651 - 700	701 - 750	751 - 800	801 - 850	850>	FICO	Avg Prin Bal	WAC	Gross Margin	Stated Doc	Limited Doc
10.01-20	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	598	48,474	7.00	4.99	0.00	0.00
20.01-30	0.00	0.00	0.01	0.04	0.03	0.01	0.01	0.00	0.00	0.00	609	140,099	7.06	5.07	0.03	0.00
30.01-40	0.00	0.01	0.07	0.06	0.03	0.10	0.00	0.01	0.00	0.00	606	130,578	7.52	5.41	0.12	0.01
40.01-50	0.00	0.00	0.18	0.21	0.20	0.07	0.02	0.03	0.00	0.00	597	166,762	7.42	5.60	0.22	0.00
50.01-60	0.00	0.00	0.47	0.52	0.35	0.16	0.14	0.06	0.00	0.00	600	183,589	7.41	5.45	0.51	0.03
60.01-70	0.00	0.02	1.75	1.69	1.17	0.73	0.31	0.03	0.00	0.00	592	208,335	7.53	5.49	2.06	0.08
70.01-80	0.00	0.08	4.52	10.05	19.81	19.19	8.16	1.98	0.06	0.00	643	206,345	6.77	5.07	27.22	0.72
80.01-90	0.00	0.00	3.49	6.55	6.36	3.93	1.21	0.33	0.02	0.00	612	198,060	7.57	5.06	5.77	0.24
90.01-100	0.00	0.00	0.04	1.67	2.43	1.13	0.35	0.12	0.00	0.00	629	177,994	7.93	4.97	0.93	0.04
Total	0.01	0.11	10.54	20.80	30.38	25.32	10.21	2.55	0.08	0.00	631	201,545	7.07	5.09	36.87	1.11

Prin Balance & FICO

Prin Balance	FICO < 450	450 - 500	501 - 550	551 - 600	601 - 650	651 - 700	701 - 750	751 - 800	801 - 850	850>	total FICO	Original CLTV	WAC	Gross Margin	Stated Doc	Limited Doc
$1-$50,000	0.00	0.00	0.20	0.24	0.25	0.23	0.05	0.03	0.00	0.00	615	79.87	8.77	5.11	0.25	0.00
$50,001-$100,000	0.00	0.01	1.08	1.69	2.31	1.44	0.57	0.14	0.00	0.00	619	81.14	7.95	5.11	1.97	0.02
$100,001-$150,000	0.01	0.02	1.61	3.40	4.13	2.71	0.98	0.21	0.01	0.00	621	80.76	7.45	5.10	3.67	0.14
$150,001 - $200,000	0.00	0.01	1.60	3.01	4.12	3.11	1.11	0.33	0.01	0.00	626	80.51	7.14	5.11	4.37	0.13
$200,001 - $250,000	0.00	0.02	1.23	2.44	3.99	3.16	1.27	0.32	0.01	0.00	633	80.65	7.02	5.11	4.74	0.08
$250,001 - $300,000	0.00	0.02	1.07	2.25	3.67	3.46	1.54	0.37	0.01	0.00	638	80.92	6.80	5.07	5.48	0.13
$300,001 - $350,000	0.00	0.01	0.68	1.84	2.77	2.63	1.29	0.28	0.01	0.00	641	81.29	6.77	5.07	4.12	0.09
$350,001 - $400,000	0.00	0.00	0.79	1.36	2.38	2.46	1.00	0.27	0.00	0.00	640	81.60	6.75	5.11	3.62	0.11
$400,001 - $450,000	0.00	0.01	0.48	1.02	1.69	1.68	0.69	0.23	0.01	0.00	641	80.96	6.74	5.10	2.76	0.13
$450,001 - $500,000	0.00	0.00	0.49	0.82	1.54	1.52	0.50	0.10	0.00	0.00	635	80.79	6.79	5.11	2.13	0.05
$500,001 - $550,000	0.00	0.00	0.15	0.41	0.71	0.75	0.33	0.07	0.02	0.00	645	82.03	6.92	5.06	0.90	0.03
$550,001 - $600,000	0.00	0.02	0.15	0.50	0.86	0.82	0.27	0.05	0.00	0.00	639	80.00	6.86	5.11	0.94	0.05
$600,001 - $650,000	0.00	0.00	0.32	0.44	0.61	0.32	0.16	0.06	0.00	0.00	617	79.95	7.16	5.12	0.69	0.02
$650,001 - $700,000	0.00	0.00	0.12	0.33	0.29	0.23	0.10	0.06	0.00	0.00	625	79.29	6.94	5.03	0.35	0.02
$700,001 - $750,000	0.00	0.00	0.27	0.32	0.42	0.27	0.13	0.02	0.00	0.00	614	78.53	7.18	5.12	0.33	0.00
$750,001 - $800,000	0.00	0.00	0.04	0.16	0.13	0.13	0.07	0.02	0.00	0.00	637	78.81	6.96	4.99	0.14	0.02
$800,001 - $850,000	0.00	0.00	0.07	0.22	0.15	0.07	0.05	0.00	0.00	0.00	611	77.65	7.21	4.96	0.10	0.00
$850,001 - $900,000	0.00	0.00	0.05	0.15	0.05	0.05	0.00	0.00	0.00	0.00	597	71.55	7.06	5.28	0.05	0.00
$900,001 - $950,000	0.00	0.00	0.03	0.00	0.03	0.03	0.00	0.00	0.00	0.00	605	72.93	7.31	4.99	0.00	0.03
$950,001 - $1,000,000	0.00	0.00	0.09	0.20	0.28	0.23	0.11	0.00	0.00	0.00	628	71.98	7.03	4.97	0.28	0.06
Total	0.01	0.11	10.54	20.80	30.38	25.32	10.21	2.55	0.08	0.00	631	80.69	7.07	5.09	36.87	1.11

Prepayment Penalty & FICO

Prepayment Penalty Term	FICO < 450	450 - 500	501 - 550	551 - 600	601 - 650	651 - 700	701 - 750	751 - 800	801 - 850	850>	total FICO	Original CLTV	WAC	Gross Margin	Avg Prin Bal	Stated Doc	Limited Doc
0	0.00	0.01	3.49	5.36	7.97	8.07	3.08	0.95	0.03	0.00	634	81.08	7.28	5.00	190,520	12.16	0.19
12	0.00	0.01	0.21	0.52	0.85	0.96	0.45	0.04	0.00	0.00	644	79.47	7.12	4.99	283,993	1.22	0.04
24	0.00	0.08	5.91	12.85	18.17	13.62	5.63	1.20	0.03	0.00	629	80.66	6.97	5.14	211,545	20.66	0.75
36	0.01	0.01	0.92	2.07	3.39	2.67	1.05	0.37	0.01	0.00	635	80.09	7.07	5.10	170,272	2.84	0.13
Total	0.01	0.11	10.54	20.80	30.38	25.32	10.21	2.55	0.08	0.00	631	80.69	7.07	5.09	201,545	36.87	1.11

Mortg Rates & FICO

Mortg Rates	FICO < 450	450 - 500	501 - 550	551 - 600	601 - 650	651 - 700	701 - 750	751 - 800	801 - 850	850>	total FICO	Original CLTV	WAC	Gross Margin	Avg Prin Bal	Stated Doc	Limited Doc
4.001-4.5%	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
4.501-5.0%	0.00	0.00	0.00	0.01	0.01	0.08	0.02	0.01	0.00	0.00	680	76.93	4.94	4.75	246,223	0.03	0.00
5.001-5.5%	0.00	0.00	0.02	0.10	0.73	0.95	0.72	0.16	0.01	0.00	677	77.79	5.39	4.85	289,812	0.94	0.06
5.501-6.0%	0.00	0.00	0.04	0.69	3.43	4.25	2.33	0.61	0.00	0.00	669	78.79	5.84	4.91	277,752	3.92	0.06
6.001-6.5%	0.00	0.00	0.15	2.43	6.41	6.05	2.81	0.83	0.03	0.00	657	79.42	6.32	4.99	248,969	7.54	0.24
6.501-7.0%	0.00	0.00	0.49	4.61	8.18	7.24	2.38	0.51	0.03	0.00	643	79.60	6.79	5.07	226,680	9.77	0.31
7.001-7.5%	0.00	0.00	0.94	4.51	5.16	3.47	1.13	0.24	0.00	0.00	627	81.46	7.27	5.12	197,176	6.20	0.17
7.501-8.0%	0.00	0.01	2.17	4.14	3.67	2.04	0.57	0.13	0.01	0.00	606	83.51	7.77	5.16	176,197	4.00	0.13
8.001-8.5%	0.01	0.02	1.95	1.95	1.51	0.75	0.17	0.05	0.00	0.00	588	84.86	8.28	5.21	150,246	1.79	0.06
8.501-9.0%	0.00	0.04	2.09	1.36	0.87	0.31	0.07	0.01	0.00	0.00	570	84.04	8.76	5.30	144,762	1.49	0.05
9.001-9.5%	0.00	0.02	1.19	0.52	0.27	0.14	0.01	0.01	0.00	0.00	559	82.23	9.26	5.47	118,263	0.65	0.02
9.501-10.0%	0.00	0.02	0.66	0.30	0.11	0.04	0.00	0.00	0.00	0.00	552	78.90	9.74	5.65	103,426	0.39	0.00
10.001-10.5%	0.00	0.00	0.33	0.11	0.04	0.00	0.00	0.00	0.00	0.00	545	73.11	10.27	5.96	94,665	0.07	0.00
10.501-11.0%	0.00	0.00	0.23	0.04	0.01	0.00	0.00	0.00	0.00	0.00	536	68.04	10.74	6.29	90,222	0.04	0.01
11.001-11.5%	0.00	0.01	0.15	0.02	0.00	0.00	0.00	0.00	0.00	0.00	528	62.42	11.27	6.52	103,673	0.01	0.00
11.501-12.0%	0.00	0.00	0.10	0.01	0.00	0.00	0.00	0.00	0.00	0.00	520	65.84	11.74	6.62	88,632	0.01	0.00
12.001-12.5%	0.00	0.00	0.03	0.00	0.00	0.00	0.00	0.00	0.00	0.00	524	67.28	12.23	6.47	62,889	0.01	0.00
12.501-13.0%	0.00	0.00	0.02	0.00	0.00	0.00	0.00	0.00	0.00	0.00	518	64.03	12.68	6.75	73,540	0.00	0.00
Total	0.01	0.11	10.54	20.80	30.38	25.32	10.21	2.55	0.08	0.00	631	80.69	7.07	5.09	201,545	36.87	1.11

Mortg Rates & LTV

Mortg Rates	LTV 0-50	50.01 - 60	60.01 - 70	70.01 - 80	80.01 - 90	90.01 - 100	100+	Original CLTV	avg FICO	Gross Margin	Avg Prin Bal	Stated Doc	Limited Doc
4.001-4.5%	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
4.501-5.0%	0.00	0.01	0.01	0.09	0.01	0.00	0.00	76.93	680	4.75	246,223	0.03	0.00
5.001-5.5%	0.01	0.11	0.13	2.39	0.04	0.00	0.00	77.79	677	4.85	289,812	0.94	0.06
5.501-6.0%	0.07	0.16	0.57	9.95	0.59	0.01	0.00	78.79	669	4.91	277,752	3.92	0.06
6.001-6.5%	0.20	0.20	0.80	15.19	2.12	0.20	0.00	79.42	657	4.99	248,969	7.54	0.24
6.501-7.0%	0.32	0.44	1.31	16.88	3.86	0.62	0.00	79.60	643	5.07	226,680	9.77	0.31
7.001-7.5%	0.12	0.17	0.66	9.40	4.18	0.91	0.00	81.46	627	5.12	197,176	6.20	0.17
7.501-8.0%	0.12	0.13	0.69	5.20	4.93	1.66	0.00	83.51	606	5.16	176,197	4.00	0.13
8.001-8.5%	0.05	0.12	0.31	1.85	3.05	1.02	0.00	84.86	588	5.21	150,246	1.79	0.06
8.501-9.0%	0.08	0.07	0.32	1.51	1.98	0.79	0.00	84.04	570	5.30	144,762	1.49	0.05
9.001-9.5%	0.04	0.04	0.23	0.77	0.76	0.32	0.00	82.23	559	5.47	118,263	0.65	0.02
9.501-10.0%	0.02	0.08	0.20	0.39	0.28	0.15	0.00	78.90	552	5.65	103,426	0.39	0.00
10.001-10.5%	0.03	0.05	0.15	0.11	0.09	0.05	0.00	73.11	545	5.96	94,665	0.07	0.00
10.501-11.0%	0.02	0.05	0.12	0.06	0.01	0.01	0.00	68.04	536	6.29	90,222	0.04	0.01
11.001-11.5%	0.01	0.04	0.09	0.02	0.00	0.00	0.00	62.42	528	6.52	103,673	0.01	0.00
11.501-12.0%	0.01	0.00	0.08	0.02	0.00	0.00	0.00	65.84	520	6.62	88,632	0.01	0.00
12.001-12.5%	0.00	0.00	0.02	0.01	0.00	0.00	0.00	67.28	524	6.47	62,889	0.01	0.00
12.501-13.0%	0.00	0.00	0.02	0.00	0.00	0.00	0.00	64.03	518	6.75	73,540	0.00	0.00
Total	1.10	1.70	5.71	63.85	21.90	5.74	0.00	80.69	631	5.09	201,545	36.87	1.11

CUSTOM STRATS

FICO	WA DTI	WA CLTV	WAFICO	AVG BALANCE	% OF DEAL
<500	39.80	86.80	500	97,354	0.02
500 - 525	42.95	79.67	514	126,572	0.45
525 - 550	41.42	84.54	540	136,306	1.21
500 - 575	41.56	84.65	567	144,510	2.16
575 - 600	42.05	80.30	588	159,528	11.57
600 - 625	41.96	80.16	614	187,969	14.04
625 - 650	41.97	80.02	639	208,144	19.29
>650	41.73	79.96	692	239,130	51.26

DTI	WA DTI	WA CLTV	WAFICO	AVG BALANCE	% OF DEAL
<30	22.99	80.44	649	173,158	9.03
30 - 40	36.54	80.21	656	188,908	24.52
40 - 45	43.21	80.16	657	213,201	25.19
45 - 50	48.18	80.16	651	227,195	40.26
50 - 55	52.54	80.19	625	226,201	0.95
>55	57.63	80.00	658	139,707	0.04

PROP TYPE	WA DTI	WA CLTV	WAFICO	AVG BALANCE	% OF DEAL
2-4 Units	42.57	80.31	674	246,668	6.82
Condominium	42.50	80.17	657	183,269	7.35
PUD	41.09	80.19	645	213,350	14.97
Single Family	41.87	80.19	653	206,127	70.59
Townhouse	40.65	80.25	651	184,145	0.27

UW DOC	WA DTI	WA CLTV	WAFICO	AVG BALANCE	% OF DEAL
Full Documentation	41.41	80.35	633	190,105	54.44
Limited Documentation	41.70	80.09	645	244,672	1.00
Stated Income Documentation	42.38	80.02	679	232,824	44.56

LOAN TYPE	AVG. LOAN B	% OF DEAL	DTI	COUPON	WA AMORT	WAM	IO PERIOD	MONTHS TO FIRST RESET
2/28 LIBOR	196,446	66.90	41.84	6.74	360	358	0	24
2/28 LIBOR I/O	257,879	26.48	42.46	6.40	360	358	24	24
3/27 LIBOR	154,855	1.13	40.40	6.78	360	358	0	36
3/27 LIBOR I/O	234,547	0.67	38.74	6.42	360	358	36	36
5/25 LIBOR	221,436	0.39	33.84	6.89	360	358	0	36
5/25 LIBOR I/O	244,062	0.21	40.34	6.82	360	358	60	60
6 Month LIBOR	266,289	0.48	44.41	6.24	360	358	0	6
Fixed Rate	155,392	3.72	39.08	7.30	358	356	0	0

CA ZIP CODE	Aggregate Principal Balance	Pct of Loans by Principal Balance
90001	924,655.34	0.06
90002	1,701,127.99	0.12
90003	1,900,350.05	0.13
90004	430,400.00	0.03
90006	183,664.78	0.01
90007	259,767.23	0.02
90008	1,420,584.70	0.10
90010	753,374.35	0.05
90011	2,472,980.76	0.17
90016	1,617,033.81	0.11
90018	1,291,189.43	0.09
90019	2,316,677.62	0.16
90021	590,977.73	0.04
90022	1,474,532.27	0.10
90023	443,569.64	0.03
90024	1,028,791.78	0.07
90026	1,598,285.99	0.11
90029	1,156,885.95	0.08
90031	1,114,576.60	0.08
90032	1,112,872.78	0.08
90033	1,066,316.61	0.07
90034	429,189.72	0.03
90035	749,999.00	0.05
90037	2,258,634.09	0.16
90039	1,304,739.25	0.09
90040	447,264.99	0.03
90041	683,750.56	0.05
90042	420,073.87	0.03
90043	875,103.73	0.06
90044	5,478,833.35	0.38
90045	477,181.39	0.03
90046	844,502.77	0.06
90047	1,744,151.23	0.12
90049	648,929.19	0.05
90056	647,000.00	0.05
90058	215,585.07	0.02
90059	1,916,425.58	0.13
90061	1,070,073.07	0.08
90062	2,103,156.35	0.15
90063	673,485.46	0.05
90067	384,360.74	0.03
90201	930,196.25	0.07
90211	520,000.00	0.04
90220	2,006,915.20	0.14
90221	1,304,404.99	0.09
90222	1,078,479.86	0.08
90230	704,270.94	0.05
90240	2,322,638.07	0.16
90241	1,428,328.59	0.10
90242	1,750,649.75	0.12
90247	1,182,325.67	0.08
90249	880,373.27	0.06
90250	1,619,998.10	0.11
90255	1,962,381.69	0.14
90260	1,086,545.88	0.08

CA ZIP CODE	Aggregate Principal Balance	Pct of Loans by Principal Balance
90262	1,245,811.69	0.09
90265	962,863.55	0.07
90266	960,000.00	0.07
90270	378,923.07	0.03
90275	1,742,701.87	0.12
90280	2,144,410.57	0.15
90292	1,061,398.69	0.07
90293	603,471.22	0.04
90301	601,916.73	0.04
90302	771,759.08	0.05
90303	798,218.52	0.06
90304	319,428.24	0.02
90305	887,864.36	0.06
90403	637,043.98	0.04
90404	649,477.62	0.05
90405	499,004.47	0.04
90501	598,836.29	0.04
90502	771,924.99	0.05
90504	535,293.92	0.04
90601	2,686,300.99	0.19
90603	666,218.57	0.05
90604	844,848.69	0.06
90605	2,633,927.73	0.18
90606	960,459.27	0.07
90620	1,036,121.24	0.07
90621	1,353,887.28	0.09
90623	324,327.98	0.02
90630	689,451.47	0.05
90631	771,887.35	0.05
90638	645,486.16	0.05
90640	2,136,750.47	0.15
90650	4,941,564.57	0.35
90660	3,016,281.11	0.21
90670	994,351.68	0.07
90680	1,450,427.99	0.10
90701	1,104,075.12	0.08
90703	411,920.00	0.03
90706	2,526,343.82	0.18
90710	717,279.00	0.05
90712	2,267,446.10	0.16
90713	423,000.00	0.03
90716	435,949.51	0.03
90723	2,270,522.92	0.16
90731	677,459.98	0.05
90732	509,872.19	0.04
90744	587,770.03	0.04
90745	2,505,667.22	0.18
90746	1,664,526.64	0.12
90802	870,868.88	0.06
90804	1,004,711.55	0.07
90805	2,335,463.29	0.16
90806	593,079.14	0.04
90807	285,300.00	0.02
90808	404,000.00	0.03
90810	1,600,806.27	0.11

CA ZIP CODE	Aggregate Principal Balance	Pct of Loans by Principal Balance
90815	629,652.27	0.04
90845	418,887.61	0.03
91001	2,572,311.03	0.18
91006	1,252,396.55	0.09
91007	978,292.55	0.07
91010	501,565.91	0.04
91030	236,000.00	0.02
91040	702,097.74	0.05
91042	1,383,930.35	0.10
91101	242,249.80	0.02
91103	691,634.96	0.05
91104	1,019,202.01	0.07
91105	538,920.11	0.04
91106	316,400.00	0.02
91107	1,052,578.64	0.07
91201	1,338,929.42	0.09
91202	1,167,877.64	0.08
91203	190,166.00	0.01
91205	446,858.83	0.03
91214	564,449.51	0.04
91301	519,812.32	0.04
91303	315,014.83	0.02
91304	2,194,986.47	0.15
91306	1,506,107.32	0.11
91307	355,446.84	0.02
91311	922,948.94	0.06
91316	658,660.56	0.05
91320	1,795,135.85	0.13
91321	2,573,157.48	0.18
91324	2,362,684.06	0.17
91325	702,438.41	0.05
91326	1,563,795.05	0.11
91331	6,955,350.62	0.49
91335	1,328,031.00	0.09
91340	1,403,327.41	0.10
91342	8,663,410.19	0.61
91343	1,373,920.73	0.10
91344	4,255,774.87	0.30
91345	1,405,572.52	0.10
91350	2,759,891.78	0.19
91351	2,261,192.91	0.16
91352	1,332,950.25	0.09
91354	403,999.99	0.03
91355	927,498.01	0.07
91356	356,000.00	0.02
91360	1,045,881.08	0.07
91361	778,203.90	0.05
91362	167,514.65	0.01
91364	815,428.41	0.06
91367	1,040,140.00	0.07
91377	598,147.05	0.04
91384	2,001,186.85	0.14
91387	1,443,132.88	0.10
91390	1,534,979.68	0.11
91402	2,441,964.55	0.17

CA ZIP CODE	Aggregate Principal Balance	Pct of Loans by Principal Balance
91403	876,943.69	0.06
91405	1,046,023.26	0.07
91406	2,351,948.30	0.17
91423	619,000.52	0.04
91436	1,216,943.48	0.09
91501	619,999.99	0.04
91504	1,274,164.88	0.09
91505	324,176.18	0.02
91506	351,112.07	0.02
91601	1,935,559.53	0.14
91602	456,000.00	0.03
91604	1,731,199.99	0.12
91605	1,758,196.70	0.12
91606	2,556,574.88	0.18
91607	418,930.15	0.03
91701	798,557.06	0.06
91702	941,891.89	0.07
91706	2,345,374.00	0.16
91709	2,559,270.66	0.18
91710	2,018,650.53	0.14
91711	447,241.39	0.03
91722	2,755,289.80	0.19
91723	631,706.52	0.04
91724	614,252.82	0.04
91730	2,323,391.93	0.16
91731	516,394.63	0.04
91733	429,627.54	0.03
91737	1,589,760.31	0.11
91739	1,175,552.71	0.08
91740	439,999.99	0.03
91744	6,258,415.77	0.44
91745	1,845,158.09	0.13
91746	1,112,376.44	0.08
91748	296,073.99	0.02
91750	878,637.49	0.06
91752	314,567.20	0.02
91754	200,000.00	0.01
91761	2,382,374.33	0.17
91762	1,729,270.07	0.12
91763	1,356,291.88	0.10
91764	2,719,169.17	0.19
91765	1,856,777.49	0.13
91766	1,987,988.35	0.14
91767	1,776,012.82	0.12
91768	1,639,938.36	0.12
91770	672,400.00	0.05
91775	848,372.61	0.06
91776	271,599.99	0.02
91780	923,029.73	0.06
91786	1,035,065.56	0.07
91789	382,500.00	0.03
91790	1,619,388.85	0.11
91791	2,122,509.37	0.15
91792	929,989.88	0.07
91801	407,936.87	0.03

CA ZIP CODE	Aggregate Principal Balance	Pct of Loans by Principal Balance
91902	710,960.87	0.05
91906	323,467.29	0.02
91910	2,731,502.83	0.19
91911	1,768,516.77	0.12
91913	2,083,258.08	0.15
91914	450,734.23	0.03
91932	729,599.98	0.05
91941	431,193.75	0.03
91942	887,536.08	0.06
91945	1,283,141.78	0.09
91950	1,261,320.66	0.09
91977	1,053,416.58	0.07
92008	634,338.73	0.04
92009	2,977,799.73	0.21
92019	945,230.82	0.07
92020	212,419.19	0.01
92021	309,162.68	0.02
92024	288,000.00	0.02
92025	982,917.80	0.07
92026	693,941.16	0.05
92027	1,392,162.84	0.10
92028	492,000.00	0.03
92029	607,333.29	0.04
92054	327,694.74	0.02
92056	549,264.08	0.04
92057	448,000.00	0.03
92065	504,000.00	0.04
92069	359,366.11	0.03
92082	1,050,664.26	0.07
92083	299,395.46	0.02
92101	445,435.00	0.03
92102	725,157.74	0.05
92103	840,000.00	0.06
92104	357,062.78	0.03
92105	709,505.05	0.05
92108	225,250.00	0.02
92109	680,000.00	0.05
92113	495,485.84	0.03
92114	850,995.14	0.06
92115	423,915.03	0.03
92116	599,675.66	0.04
92117	797,000.00	0.06
92123	249,471.35	0.02
92124	598,901.64	0.04
92126	208,800.00	0.01
92127	1,308,506.98	0.09
92128	866,531.63	0.06
92139	670,971.97	0.05
92154	1,381,219.97	0.10
92173	647,200.02	0.05
92201	4,730,630.03	0.33
92203	1,169,342.10	0.08
92210	719,499.99	0.05
92211	209,950.00	0.01
92220	1,050,038.99	0.07

CA ZIP CODE	Aggregate Principal Balance	Pct of Loans by Principal Balance
92223	698,935.72	0.05
92227	291,815.10	0.02
92230	129,253.40	0.01
92231	596,656.07	0.04
92234	4,390,715.61	0.31
92236	350,686.37	0.02
92240	2,191,485.67	0.15
92241	586,726.62	0.04
92243	710,217.60	0.05
92249	274,759.80	0.02
92252	71,124.31	0.00
92253	2,036,242.53	0.14
92256	461,394.41	0.03
92260	3,128,405.05	0.22
92262	1,988,470.55	0.14
92264	1,368,460.13	0.10
92270	2,759,801.02	0.19
92274	313,227.34	0.02
92275	77,711.49	0.01
92276	203,824.36	0.01
92277	195,981.16	0.01
92284	308,126.81	0.02
92301	1,232,862.14	0.09
92307	150,795.63	0.01
92308	710,967.61	0.05
92313	201,487.90	0.01
92314	131,770.48	0.01
92315	191,199.11	0.01
92316	1,916,840.19	0.13
92320	300,000.00	0.02
92321	151,118.35	0.01
92324	1,303,306.73	0.09
92325	487,318.95	0.03
92335	3,506,443.16	0.25
92336	4,968,129.25	0.35
92337	3,771,827.82	0.26
92345	1,980,689.85	0.14
92346	460,274.26	0.03
92356	372,159.63	0.03
92363	67,875.51	0.00
92368	58,500.00	0.00
92372	215,579.69	0.02
92374	770,338.92	0.05
92376	3,422,728.37	0.24
92377	796,661.74	0.06
92382	471,929.22	0.03
92386	153,588.31	0.01
92392	2,565,885.18	0.18
92394	467,327.86	0.03
92395	104,303.33	0.01
92397	310,264.76	0.02
92399	1,203,319.01	0.08
92404	1,431,781.93	0.10
92405	1,014,650.96	0.07
92407	1,815,508.04	0.13

CA ZIP CODE	Aggregate Principal Balance	Pct of Loans by Principal Balance
92408	372,007.37	0.03
92410	1,136,663.48	0.08
92411	145,120.00	0.01
92501	874,183.93	0.06
92503	2,285,809.18	0.16
92504	2,756,740.47	0.19
92505	220,822.83	0.02
92506	749,911.80	0.05
92507	861,081.01	0.06
92509	3,398,456.31	0.24
92530	2,036,988.18	0.14
92532	1,114,157.32	0.08
92544	220,000.00	0.02
92545	802,970.78	0.06
92548	98,870.69	0.01
92549	164,761.59	0.01
92551	1,631,353.72	0.11
92553	5,090,479.71	0.36
92555	1,311,910.87	0.09
92557	2,242,713.47	0.16
92561	480,150.00	0.03
92562	1,140,635.22	0.08
92563	1,678,380.68	0.12
92570	1,079,406.70	0.08
92571	1,767,969.39	0.12
92582	826,825.15	0.06
92583	668,454.79	0.05
92584	933,530.67	0.07
92586	803,001.78	0.06
92587	1,021,313.38	0.07
92591	422,854.98	0.03
92592	1,749,779.66	0.12
92596	641,340.99	0.04
92602	382,351.29	0.03
92604	1,086,462.87	0.08
92606	776,000.00	0.05
92612	441,181.12	0.03
92614	199,999.99	0.01
92618	211,510.62	0.01
92625	647,513.65	0.05
92626	1,590,228.59	0.11
92627	1,403,155.48	0.10
92629	227,884.25	0.02
92630	2,304,644.25	0.16
92646	1,226,726.59	0.09
92647	1,518,647.96	0.11
92648	1,483,832.30	0.10
92651	766,432.86	0.05
92653	506,755.76	0.04
92656	1,967,336.07	0.14
92672	1,458,618.80	0.10
92673	1,852,413.16	0.13
92675	219,434.09	0.02
92677	2,727,740.09	0.19
92679	2,809,863.08	0.20

CA ZIP CODE	Aggregate Principal Balance	Pct of Loans by Principal Balance
92683	552,000.00	0.04
92688	1,037,754.05	0.07
92691	2,119,464.17	0.15
92692	302,000.00	0.02
92694	2,045,969.68	0.14
92701	3,444,423.74	0.24
92703	3,662,855.90	0.26
92704	4,449,877.42	0.31
92705	531,123.57	0.04
92706	1,826,353.58	0.13
92707	1,970,816.96	0.14
92708	2,212,138.45	0.16
92780	1,168,942.24	0.08
92801	2,626,159.72	0.18
92802	3,344,323.09	0.23
92804	2,798,408.92	0.20
92805	2,048,967.00	0.14
92806	1,573,117.32	0.11
92807	2,078,821.75	0.15
92808	1,187,421.30	0.08
92821	1,682,663.61	0.12
92831	360,000.00	0.03
92832	347,830.54	0.02
92833	2,200,415.71	0.15
92835	899,364.78	0.06
92840	1,903,742.71	0.13
92841	949,720.19	0.07
92843	1,973,171.53	0.14
92844	407,329.19	0.03
92845	937,149.83	0.07
92860	807,741.05	0.06
92865	312,332.35	0.02
92866	858,301.08	0.06
92867	438,900.95	0.03
92868	999,917.02	0.07
92869	947,032.12	0.07
92870	693,757.01	0.05
92879	983,249.71	0.07
92880	4,227,948.81	0.30
92881	2,723,051.25	0.19
92882	3,945,669.97	0.28
92883	407,593.83	0.03
92886	701,760.97	0.05
92887	1,338,780.08	0.09
92901	440,000.00	0.03
93001	742,982.42	0.05
93003	1,127,830.19	0.08
93010	732,449.55	0.05
93012	1,598,699.47	0.11
93015	1,712,240.29	0.12
93021	421,788.56	0.03
93022	741,058.51	0.05
93023	1,000,000.00	0.07
93030	2,407,005.44	0.17
93033	4,361,127.37	0.31

CA ZIP CODE	Aggregate Principal Balance	Pct of Loans by Principal Balance
93035	2,068,652.81	0.15
93036	1,122,583.57	0.08
93040	219,070.05	0.02
93041	1,077,266.15	0.08
93060	1,562,106.55	0.11
93063	1,677,616.28	0.12
93065	962,515.08	0.07
93067	691,999.99	0.05
93101	578,998.45	0.04
93105	1,299,427.81	0.09
93117	750,000.00	0.05
93203	716,999.12	0.05
93204	151,780.37	0.01
93206	197,698.86	0.01
93215	580,284.34	0.04
93221	1,001,773.03	0.07
93222	409,612.53	0.03
93223	99,884.49	0.01
93225	542,016.94	0.04
93230	707,959.60	0.05
93235	170,673.94	0.01
93240	256,000.00	0.02
93241	126,661.24	0.01
93245	324,000.00	0.02
93247	108,658.64	0.01
93250	361,068.11	0.03
93257	1,602,873.69	0.11
93266	79,729.14	0.01
93267	214,580.46	0.02
93268	135,169.77	0.01
93270	360,833.29	0.03
93274	2,808,027.63	0.20
93277	1,913,657.42	0.13
93280	473,317.62	0.03
93285	139,913.47	0.01
93286	380,761.46	0.03
93291	2,079,435.71	0.15
93292	1,929,046.31	0.14
93301	260,759.43	0.02
93304	2,580,317.95	0.18
93305	1,631,032.97	0.11
93306	1,635,585.76	0.11
93307	3,899,906.80	0.27
93308	1,500,524.68	0.11
93309	2,484,666.71	0.17
93311	1,214,335.15	0.09
93312	1,871,212.98	0.13
93313	3,210,133.92	0.23
93314	290,400.00	0.02
93420	974,717.01	0.07
93422	1,022,322.93	0.07
93427	462,607.33	0.03
93436	1,865,782.90	0.13
93444	559,042.40	0.04
93445	295,236.79	0.02

CA ZIP CODE	Aggregate Principal Balance	Pct of Loans by Principal Balance
93446	1,716,865.19	0.12
93450	186,017.17	0.01
93454	795,235.41	0.06
93455	227,613.92	0.02
93458	3,817,451.41	0.27
93505	226,144.90	0.02
93518	230,800.76	0.02
93532	455,287.48	0.03
93534	1,766,490.11	0.12
93535	2,430,568.52	0.17
93536	2,482,601.95	0.17
93543	491,893.90	0.03
93546	311,022.68	0.02
93550	4,466,501.22	0.31
93551	2,488,009.75	0.17
93552	2,451,248.35	0.17
93553	277,600.00	0.02
93560	621,083.99	0.04
93561	130,937.90	0.01
93591	387,157.55	0.03
93601	272,061.02	0.02
93602	191,651.92	0.01
93610	1,463,508.53	0.10
93611	3,090,539.07	0.22
93612	549,204.53	0.04
93614	399,769.77	0.03
93615	163,366.15	0.01
93618	131,776.48	0.01
93619	1,336,689.98	0.09
93620	784,064.17	0.06
93622	151,811.34	0.01
93630	1,019,144.76	0.07
93635	3,303,450.85	0.23
93637	2,013,513.24	0.14
93638	3,958,042.44	0.28
93640	134,800.99	0.01
93643	464,048.08	0.03
93646	448,744.08	0.03
93647	1,213,519.43	0.09
93648	166,072.42	0.01
93654	119,680.60	0.01
93657	534,317.44	0.04
93662	434,908.64	0.03
93702	1,134,988.72	0.08
93703	705,606.65	0.05
93704	1,335,077.65	0.09
93705	1,085,397.27	0.08
93706	1,065,589.13	0.07
93710	1,247,143.64	0.09
93711	612,719.98	0.04
93720	2,053,306.72	0.14
93722	2,191,960.28	0.15
93725	187,070.09	0.01
93726	684,532.47	0.05
93727	1,584,666.72	0.11

CA ZIP CODE	Aggregate Principal Balance	Pct of Loans by Principal Balance
93728	755,862.18	0.05
93901	358,949.95	0.03
93905	5,984,002.62	0.42
93906	5,008,011.01	0.35
93907	1,755,080.63	0.12
93908	169,569.08	0.01
93926	1,058,044.01	0.07
93927	1,966,400.36	0.14
93930	1,394,333.15	0.10
93932	319,990.67	0.02
93933	786,120.96	0.06
93940	1,182,907.72	0.08
93950	299,491.99	0.02
93955	2,880,299.89	0.20
93960	1,648,457.29	0.12
94002	633,749.99	0.04
94010	537,715.55	0.04
94014	4,707,431.43	0.33
94015	8,591,669.51	0.60
94019	1,827,153.28	0.13
94025	1,290,202.77	0.09
94037	1,114,718.97	0.08
94043	439,070.28	0.03
94044	899,587.39	0.06
94060	518,000.00	0.04
94061	2,182,845.20	0.15
94062	427,999.99	0.03
94063	966,118.88	0.07
94065	849,253.72	0.06
94066	3,880,395.46	0.27
94080	4,731,341.20	0.33
94085	1,309,598.54	0.09
94087	319,707.89	0.02
94089	891,386.76	0.06
94102	253,629.12	0.02
94105	670,266.01	0.05
94110	1,220,120.20	0.09
94112	6,291,446.55	0.44
94116	1,042,710.32	0.07
94118	723,760.24	0.05
94121	737,576.26	0.05
94122	3,683,448.14	0.26
94124	4,498,874.44	0.32
94127	1,094,971.31	0.08
94131	544,000.00	0.04
94132	904,963.47	0.06
94134	1,807,962.12	0.13
94303	3,011,649.26	0.21
94401	3,469,533.59	0.24
94402	1,322,930.55	0.09
94403	1,086,596.80	0.08
94404	466,807.89	0.03
94501	540,000.00	0.04
94503	586,559.19	0.04
94506	2,297,144.31	0.16

CA ZIP CODE	Aggregate Principal Balance	Pct of Loans by Principal Balance
94509	12,088,708.83	0.85
94510	1,128,821.89	0.08
94511	191,661.91	0.01
94513	4,930,948.72	0.35
94514	2,754,765.78	0.19
94517	859,443.33	0.06
94518	2,166,330.99	0.15
94519	2,454,255.96	0.17
94520	4,212,264.17	0.30
94521	4,090,522.92	0.29
94523	2,492,435.86	0.17
94530	419,049.60	0.03
94531	9,164,219.97	0.64
94533	7,007,614.89	0.49
94534	1,878,217.14	0.13
94536	2,425,200.00	0.17
94538	2,345,628.97	0.16
94539	1,318,085.40	0.09
94541	7,437,020.05	0.52
94542	1,059,200.89	0.07
94544	3,871,022.57	0.27
94545	5,122,011.97	0.36
94546	3,946,404.47	0.28
94547	2,730,842.72	0.19
94549	846,989.96	0.06
94550	1,224,408.39	0.09
94551	2,590,451.01	0.18
94553	2,606,952.53	0.18
94555	1,040,000.00	0.07
94558	2,020,580.66	0.14
94560	2,345,852.81	0.16
94561	3,294,744.56	0.23
94564	1,790,833.78	0.13
94565	17,646,293.37	1.24
94566	687,999.99	0.05
94568	3,634,008.45	0.25
94572	418,379.13	0.03
94577	3,797,808.82	0.27
94578	3,500,384.42	0.25
94579	1,690,447.76	0.12
94580	4,702,674.49	0.33
94582	495,000.00	0.03
94583	1,827,554.53	0.13
94585	6,091,614.67	0.43
94587	7,075,677.63	0.50
94588	533,306.81	0.04
94589	3,325,689.61	0.23
94590	3,344,275.24	0.23
94591	6,752,260.64	0.47
94596	1,060,429.40	0.07
94597	605,004.78	0.04
94598	566,295.15	0.04
94601	6,993,719.71	0.49
94602	2,097,783.09	0.15
94603	15,594,050.54	1.09

CA ZIP CODE	Aggregate Principal Balance	Pct of Loans by Principal Balance
94605	10,953,144.02	0.77
94606	1,939,058.06	0.14
94607	5,650,829.97	0.40
94608	4,100,496.81	0.29
94609	1,578,410.67	0.11
94610	1,574,828.12	0.11
94611	604,000.00	0.04
94619	4,798,472.05	0.34
94621	12,920,707.92	0.91
94702	908,522.66	0.06
94706	509,181.81	0.04
94710	633,681.67	0.04
94801	6,916,304.08	0.49
94803	1,728,853.65	0.12
94804	4,819,550.64	0.34
94805	2,175,288.32	0.15
94806	8,400,794.31	0.59
94901	2,411,635.71	0.17
94903	1,159,000.00	0.08
94928	1,964,257.66	0.14
94931	382,992.79	0.03
94933	285,185.55	0.02
94937	423,199.99	0.03
94938	391,709.08	0.03
94941	1,490,000.00	0.10
94945	479,578.57	0.03
94947	2,832,629.15	0.20
94949	1,004,917.98	0.07
94951	439,447.66	0.03
94952	749,773.71	0.05
94954	2,057,693.29	0.14
95002	577,095.48	0.04
95005	562,107.82	0.04
95006	424,149.76	0.03
95008	1,968,121.51	0.14
95010	272,277.44	0.02
95012	1,593,023.82	0.11
95014	392,000.00	0.03
95018	1,446,072.40	0.10
95019	1,794,304.74	0.13
95020	3,661,896.68	0.26
95023	6,643,774.77	0.47
95032	416,000.00	0.03
95033	1,725,432.40	0.12
95035	3,309,894.28	0.23
95037	1,486,959.39	0.10
95050	1,150,252.95	0.08
95051	1,072,415.25	0.08
95054	773,489.50	0.05
95060	295,000.00	0.02
95062	2,279,241.33	0.16
95066	670,000.00	0.05
95073	502,762.49	0.04
95076	5,787,070.76	0.41
95110	1,514,814.74	0.11

CA ZIP CODE	Aggregate Principal Balance	Pct of Loans by Principal Balance
95111	5,543,671.76	0.39
95112	864,263.59	0.06
95116	5,109,066.01	0.36
95117	184,621.83	0.01
95118	867,755.98	0.06
95121	2,050,437.13	0.14
95122	10,381,985.14	0.73
95123	4,548,835.17	0.32
95124	2,088,384.26	0.15
95125	1,440,504.38	0.10
95126	402,640.00	0.03
95127	6,154,305.41	0.43
95128	1,466,781.45	0.10
95129	352,000.00	0.02
95131	199,711.02	0.01
95132	1,189,543.32	0.08
95133	1,333,078.64	0.09
95135	919,503.63	0.06
95136	1,777,723.13	0.12
95138	451,571.13	0.03
95148	1,446,106.38	0.10
95202	284,060.22	0.02
95203	1,352,348.01	0.09
95204	1,911,982.84	0.13
95205	2,131,486.15	0.15
95206	7,837,005.85	0.55
95207	1,847,724.22	0.13
95209	2,749,302.89	0.19
95210	1,324,962.48	0.09
95212	4,477,268.39	0.31
95215	1,050,372.91	0.07
95219	1,479,696.35	0.10
95220	156,000.00	0.01
95228	1,062,283.83	0.07
95237	613,145.16	0.04
95240	1,681,610.78	0.12
95242	1,424,606.95	0.10
95247	201,215.60	0.01
95252	479,147.88	0.03
95301	4,127,027.23	0.29
95303	75,111.33	0.01
95304	611,883.88	0.04
95306	292,019.08	0.02
95307	4,329,720.98	0.30
95310	450,508.96	0.03
95315	886,044.74	0.06
95316	287,818.26	0.02
95320	1,070,400.00	0.08
95321	212,066.15	0.01
95322	451,600.00	0.03
95323	559,190.85	0.04
95326	460,454.51	0.03
95327	164,720.00	0.01
95328	634,446.05	0.04
95330	1,889,096.25	0.13

CA ZIP CODE	Aggregate Principal Balance	Pct of Loans by Principal Balance
95333	441,586.84	0.03
95334	1,633,796.83	0.11
95335	249,001.32	0.02
95336	6,940,062.07	0.49
95337	3,012,552.98	0.21
95338	199,680.75	0.01
95340	7,263,931.66	0.51
95346	514,423.64	0.04
95348	1,615,646.82	0.11
95350	3,562,701.59	0.25
95351	3,319,550.33	0.23
95354	2,404,886.12	0.17
95355	3,946,529.50	0.28
95356	2,959,009.13	0.21
95357	703,212.94	0.05
95358	3,139,803.58	0.22
95360	589,732.83	0.04
95361	1,136,410.62	0.08
95363	2,294,158.09	0.16
95365	401,592.95	0.03
95366	1,019,696.15	0.07
95367	1,643,667.63	0.12
95368	1,870,254.06	0.13
95370	691,079.56	0.05
95374	1,017,304.52	0.07
95376	9,690,212.92	0.68
95377	4,759,015.71	0.33
95379	404,654.68	0.03
95380	2,776,572.17	0.19
95382	4,260,558.79	0.30
95386	1,201,019.26	0.08
95388	2,320,884.91	0.16
95389	199,586.47	0.01
95391	1,413,984.92	0.10
95401	6,859,757.51	0.48
95403	3,579,874.29	0.25
95404	683,944.10	0.05
95405	850,715.74	0.06
95407	2,831,049.23	0.20
95409	723,794.17	0.05
95423	305,387.33	0.02
95425	1,147,888.15	0.08
95426	215,387.82	0.02
95428	312,000.00	0.02
95436	239,834.00	0.02
95437	291,027.70	0.02
95445	705,717.87	0.05
95446	223,389.21	0.02
95448	361,200.00	0.03
95451	1,155,150.24	0.08
95453	165,600.00	0.01
95454	593,401.91	0.04
95458	234,998.14	0.02
95461	757,778.74	0.05
95463	399,274.83	0.03

CA ZIP CODE	Aggregate Principal Balance	Pct of Loans by Principal Balance
95467	461,999.25	0.03
95469	238,248.78	0.02
95472	1,127,919.32	0.08
95476	1,102,052.13	0.08
95482	719,388.54	0.05
95492	1,384,710.99	0.10
95501	665,829.21	0.05
95503	874,816.23	0.06
95525	174,791.53	0.01
95531	478,590.63	0.03
95602	1,091,164.72	0.08
95603	826,140.96	0.06
95608	2,523,521.25	0.18
95610	4,079,169.51	0.29
95616	531,462.68	0.04
95619	599,841.30	0.04
95620	1,111,012.01	0.08
95621	2,443,078.33	0.17
95623	364,393.95	0.03
95624	6,126,795.09	0.43
95626	195,332.40	0.01
95627	280,000.00	0.02
95628	1,288,254.92	0.09
95630	3,623,438.03	0.25
95632	1,203,609.11	0.08
95640	237,590.12	0.02
95648	957,006.98	0.07
95650	821,903.30	0.06
95655	322,599.12	0.02
95660	3,846,127.23	0.27
95661	832,499.99	0.06
95662	2,518,863.30	0.18
95664	374,354.70	0.03
95665	264,772.97	0.02
95666	176,667.46	0.01
95667	1,938,508.89	0.14
95670	887,199.12	0.06
95672	333,899.99	0.02
95673	993,450.57	0.07
95675	143,877.23	0.01
95677	1,974,817.37	0.14
95678	2,732,881.45	0.19
95682	4,689,455.05	0.33
95684	438,999.99	0.03
95685	301,000.00	0.02
95687	2,828,932.22	0.20
95688	1,785,725.92	0.13
95691	145,029.64	0.01
95695	527,424.22	0.04
95713	300,000.00	0.02
95726	577,936.39	0.04
95736	227,660.52	0.02
95746	653,317.71	0.05
95747	633,666.29	0.04
95757	2,096,865.18	0.15

CA ZIP CODE	Aggregate Principal Balance	Pct of Loans by Principal Balance
95758	7,120,008.73	0.50
95762	1,664,159.66	0.12
95765	690,136.72	0.05
95776	800,622.10	0.06
95814	334,520.79	0.02
95815	3,287,529.78	0.23
95817	1,125,105.67	0.08
95818	680,785.76	0.05
95819	510,000.00	0.04
95820	2,235,323.41	0.16
95821	964,079.71	0.07
95822	1,748,009.03	0.12
95823	7,490,309.88	0.53
95824	2,343,087.53	0.16
95825	729,220.01	0.05
95826	1,075,090.42	0.08
95827	452,919.51	0.03
95828	6,058,172.27	0.43
95829	2,196,889.83	0.15
95831	1,661,795.38	0.12
95832	695,097.56	0.05
95833	2,700,581.77	0.19
95834	1,468,591.43	0.10
95835	2,165,515.95	0.15
95838	3,142,739.49	0.22
95841	633,073.35	0.04
95842	2,800,686.67	0.20
95843	2,601,405.60	0.18
95864	517,015.74	0.04
95901	260,413.04	0.02
95917	159,764.50	0.01
95926	262,500.00	0.02
95928	701,952.89	0.05
95932	390,322.58	0.03
95941	107,820.68	0.01
95945	690,910.11	0.05
95947	187,838.14	0.01
95948	445,607.85	0.03
95953	896,535.64	0.06
95956	139,625.56	0.01
95961	288,000.00	0.02
95965	286,883.49	0.02
95966	569,060.59	0.04
95968	143,683.76	0.01
95973	810,896.11	0.06
95991	448,299.74	0.03
95993	577,202.81	0.04
96001	472,585.71	0.03
96002	635,656.90	0.04
96003	579,772.87	0.04
96013	76,336.13	0.01
96019	213,118.46	0.01
96021	79,885.56	0.01
96022	347,180.57	0.02
96041	144,000.00	0.01

CA ZIP CODE	Aggregate Principal Balance	Pct of Loans by Principal Balance
96047	203,711.09	0.01
96055	332,666.99	0.02
96056	80,665.85	0.01
96064	348,361.70	0.02
96065	241,032.64	0.02
96069	299,646.30	0.02
96073	498,822.74	0.03
96080	935,877.74	0.07
96087	999,394.19	0.07
96090	94,243.25	0.01
96093	71,576.70	0.01
96094	95,757.83	0.01
96103	86,945.34	0.01
96130	395,615.95	0.03
96142	399,260.32	0.03
96150	1,028,036.97	0.07
96161	489,046.51	0.03
	1,425,399,924.15	

Appendix A

FICO DISTRIBUTION Note: Cells in red font are calculations **Collateral Cuts for Subprime Pool**

LBMLT 2005-1

FICO	Total Balance Amount	%[2]	LTV	Adjusted Balance[1] Amount	%[2]	WA Loan Balance	WAC	% Covered Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Full Doc	% Cashout Refi
a. FICO NA	357,590	0.01%	> 65.0	357,590	0.01%	119,197	7.63%	0.00	0	83.78	37.06	100.00	59.62	22.61	100.00
b. 0 - 500	3,837,100	0.11%	> 65.0	3,168,121	0.09%	182,719	9.15%	0.00	498	74.06	44.99	96.98	99.00	44.58	91.58
c. 500.01 - 550	367,004,005	10.54%	> 70.0	280,476,724	8.06%	178,504	8.50%	0.00	529	77.24	41.28	90.00	96.34	81.76	70.37
d. 550.01 - 575	282,543,642	8.12%	> 70.0	232,795,337	6.69%	196,211	7.74%	0.00	564	80.79	40.79	88.12	94.35	83.84	63.46
e. 575.01 - 600	441,540,930	12.68%	> 70.0	403,219,597	11.58%	186,619	7.22%	0.00	588	81.08	41.28	90.68	95.54	86.53	46.59
f. 600.01 - 620	379,671,767	10.91%	> 70.0	351,242,136	10.09%	195,808	7.01%	0.00	610	81.63	40.75	86.82	94.04	84.02	45.37
g. 620.01 - 650	677,899,990	19.47%	> 80.0	178,589,554	5.13%	201,876	6.87%	0.00	636	81.59	40.95	84.39	90.89	58.53	37.18
h. 650.01 - 680	599,286,928	17.21%	> 80.0	121,036,415	3.48%	213,118	6.73%	0.00	665	80.99	40.29	81.85	88.98	42.73	29.03
i. 680.01 - 700	282,251,251	8.11%	> 85.0	44,887,491	1.29%	221,374	6.58%	0.00	689	80.76	39.71	81.16	85.70	37.89	24.75
j. 700.01 - 750	355,479,338	10.21%	> 85.0	45,614,689	1.31%	224,561	6.47%	0.00	721	80.53	39.95	79.37	86.23	34.59	20.18
k. 750.01 - 800	88,874,075	2.55%	> 85.0	13,395,232	0.38%	216,766	6.45%	0.00	767	80.32	40.23	74.63	84.33	40.68	18.72
l. 800 +	2,738,432	0.08%	> 85.0	269,365	0.01%	248,948	6.42%	0.00	805	81.66	42.84	62.98	100.00	15.54	44.65
TOTAL POOL	3,481,485,048	100.00%		1,675,052,250	48.11%	201,545	7.07%	0.00	631	80.69	40.66	84.88	91.30	62.02	40.35

FICO: Average 631 **Min:** 475 **Max:** 814

DEBT-TO INCOME (DTI) DISTRIBUTION

DTI	Total Balance Amount	%[2]	FICO	Adjusted Balance[1] Amount	%[2]	WA Loan Balance	WAC	% Covered Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ.	% Full Doc	% Cashout Refi
a. <= 20.00	163,655,351	4.70%	< 550	16,761,567	0.48%	165,979	7.27%	0.00	636	79.65	14.01	87.16	66.12	74.20	50.16
b. 20.001 - 25.00	124,054,032	3.56%	< 550	15,159,503	0.44%	154,681	7.32%	0.00	628	80.42	23.17	82.97	79.08	68.92	46.73
c. 25.001 - 30.00	215,759,304	6.20%	< 575	43,777,933	1.26%	163,702	7.32%	0.00	628	80.63	28.17	86.84	81.45	65.12	49.31
d. 30.001 - 35.00	358,473,258	10.30%	< 575	73,445,661	2.11%	179,776	7.21%	0.00	629	80.47	33.17	86.06	88.72	61.58	45.52
e. 35.001 - 40.00	534,089,671	15.34%	< 600	151,417,198	4.35%	193,301	7.09%	0.00	636	80.58	38.19	84.32	92.45	56.98	39.45
f. 40.001 - 45.00	740,884,732	21.28%	< 625	292,545,180	8.40%	209,704	7.00%	0.00	637	80.94	43.18	84.27	94.81	55.76	34.29
g. 45.001 - 50.00	1,095,619,839	31.47%	< 650	665,399,044	19.11%	225,575	6.88%	0.00	635	81.25	48.15	84.24	96.09	63.03	32.15
h. 50.001 - 55.00	245,959,051	7.06%	< 675	224,006,747	6.43%	244,249	7.45%	0.00	589	78.86	53.18	86.79	92.09	73.92	71.69
i. 55 +	2,989,811	0.09%	< 700	2,730,902	0.08%	213,558	7.54%	0.00	597	78.67	67.22	86.88	98.81	36.39	65.63
TOTAL POOL	3,481,485,048	100.00%		1,485,243,735	42.66%	201,545	7.07%	0.00	631	80.69	40.66	84.88	91.30	62.02	40.35

DTI: Average 40.66 **Min:** 1.00 **Max:** 93.00

LOAN-TO- VALUE (LTV) DISTIBUTION

LTV	Total Balance Amount	%[2]	DTI	Adjusted Balance[1] Amount	%[2]	WA Loan Balance	WAC	% Covered Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Full Doc	% Cashout Refi
a. <= 60.00	97,535,094	2.80%	> 50	11,283,820	0.32%	169,626	7.41%	0.00	600	50.26	36.98	83.81	90.60	66.86	79.43
b. 60.01 - 70.00	198,751,892	5.71%	> 50	31,514,811	0.91%	208,335	7.53%	0.00	592	66.49	39.63	84.31	87.38	62.60	77.94
c. 70.01 - 80.00	2,222,958,341	63.85%	> 50	108,024,020	3.10%	206,345	6.77%	0.00	643	79.43	41.27	85.40	94.46	56.25	28.98
d. 80.01 - 85.00	275,595,064	7.92%	> 50	55,699,981	1.60%	217,346	7.52%	0.00	595	84.57	40.94	83.57	89.91	72.87	68.20
e. 85.01 - 90.00	486,935,448	13.99%	> 50	39,886,453	1.15%	188,588	7.60%	0.00	621	89.75	39.17	84.38	76.97	72.35	54.07
f. 90.01 - 95.00	144,972,707	4.16%	> 50	2,129,524	0.06%	200,239	7.74%	0.00	624	94.79	39.66	82.76	96.22	77.11	48.48
g. 95.01 - 100.00	54,736,502	1.57%	> 50	410,253	0.01%	137,529	8.41%	0.00	642	99.93	40.58	84.36	100.00	98.94	12.26
h. 100 +	-	0.00%	> 50	-	0.00%	-	0.00%	0.00	0	0.00	0.00	0.00	0.00	0.00	0.00
TOTAL POOL	3,481,485,048	100.00%		248,948,862	7.15%	201,545	7.07%	0.00	631	80.69	40.66	84.88	91.30	62.02	40.35

LTV: Average 80.69 **Min:** 17.13 **Max:** 100.00

[1] Balance of the collateral cut combined with second qualifier, i.e. (LTV), FICO, DTI etc.
All other cuts except the adjusted balance are only for the main bucket
[2] Percent of the Aggregate Principal Balance - calculated automatically.

Appendix A

GEOGRAPHIC CONCENTRATION - TOP 12 STATES

STATE	Total Balance Amount	%[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi	% Full Doc
California	1,425,399,924	40.94%	297,516	6.70	0.00	640.27	79.45	42.42	86.90	94.22	36.78	56.17
Illinois	214,235,784	6.15%	179,728	7.28	0.00	628.50	82.25	40.63	65.25	92.58	39.48	60.68
Florida	207,789,095	5.97%	166,631	7.26	0.00	630.69	81.31	38.88	81.67	89.09	40.90	59.57
Texas	181,888,492	5.22%	125,440	7.58	0.00	616.48	79.98	39.04	95.97	94.78	29.25	65.67
Colorado	162,448,679	4.67%	194,549	7.01	0.00	624.61	81.41	40.24	89.87	92.26	47.03	74.46
Washington	141,702,778	4.07%	197,633	6.87	0.00	629.61	80.60	40.61	91.10	94.34	32.20	76.05
New York	126,298,910	3.63%	305,070	7.02	0.00	656.96	79.82	41.33	55.28	96.15	26.82	34.94
Georgia	106,944,575	3.07%	158,436	7.30	0.00	639.18	83.13	38.01	93.49	68.35	51.15	64.02
New Jersey	88,005,413	2.53%	255,830	7.46	0.00	621.06	82.54	39.39	61.58	92.07	50.91	67.30
Maryland	73,833,971	2.12%	230,731	7.27	0.00	617.63	79.91	38.64	90.20	91.43	45.86	63.63
Michigan	65,755,074	1.89%	123,368	7.87	0.00	607.24	83.80	38.39	94.23	83.72	60.78	68.40
Oregon	64,496,808	1.85%	177,677	7.01	0.00	633.13	80.66	38.97	93.95	91.22	40.50	72.31
TOTAL POOL	2,858,799,503	82.11%	221,939	6.98	0.00	634.36	80.38	41.02	84.33	92.33	38.56	59.92

PRINCIPAL BALANCE

Scheduled Principal Balance	Total Balance Amount	%[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi	% Full Doc
a. 0 - 50,000	35,037,302	1.01%	41,318	8.77	0.00	615.21	79.87	33.68	89.39	52.73	46.05	75.20
b. 50,001 - 200,000	1,170,709,821	33.63%	121,481	7.44	0.00	622.45	80.74	39.01	85.79	86.61	39.96	69.39
c. 200,001 - 250,000	433,120,522	12.44%	223,835	7.02	0.00	632.70	80.65	41.43	83.25	92.55	39.17	61.27
d. 250,001 - 300,000	431,049,850	12.38%	274,205	6.80	0.00	638.17	80.92	41.92	81.74	94.94	37.51	54.66
e. 300,001 - 400,000	619,161,285	17.78%	344,937	6.76	0.00	640.10	81.43	42.20	82.59	94.39	37.69	55.39
f. 400,001 - 500,000	375,362,933	10.78%	447,927	6.77	0.00	638.27	80.88	42.17	85.20	94.48	40.70	52.97
g. 500,001 - 600,000	177,688,240	5.10%	551,827	6.89	0.00	641.92	80.97	40.36	85.72	93.72	44.45	62.34
h. 600,001 - 700,000	105,778,573	3.04%	644,991	7.08	0.00	619.86	79.70	40.57	92.74	95.86	49.90	64.67
i. 700,001 - 800,000	69,159,058	1.99%	743,646	7.12	0.00	620.22	78.61	39.71	90.21	93.41	46.03	75.26
j. 800,001 - 900,000	29,955,665	0.86%	855,876	7.16	0.00	606.01	75.49	39.26	97.14	100.00	56.92	82.91
k. 900,001 - 1,000,000	34,461,799	0.99%	984,623	7.05	0.00	625.83	72.06	39.65	97.22	100.00	65.89	62.75
l. 1,000,001 >=	-	0.00%	-	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
TOTAL POOL	3,481,485,048	100.00%	201,545	7.07	0.00	631.21	80.69	40.66	84.88	91.30	40.35	62.02

Prin Bal: Average 201,545 **Min:** 16,762 **Max:** 1,000,000

DOCUMENTATION TYPE

Doc Type	Total Balance Amount	%[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi
Full Documentation	2,159,096,699	62.02%	190,834	7.13	0.00	613.63	81.24	40.50	86.42	91.92	45.28
Limited Documentation	38,649,744	1.11%	261,147	7.02	0.00	622.89	79.46	41.18	90.51	95.37	44.73
Stated Income Documenta	1,283,738,605	36.87%	220,877	6.99	0.00	661.03	79.79	40.92	82.13	90.13	31.94
TOTAL POOL	3,481,485,048	100.00%	201,545	7.07	0.00	631.21	80.69	40.66	84.88	91.30	40.35

PROPERTY TYPE

Property Type	Total Balance Amount	%[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% Owner Occ	% Cashout Refi	% Full Doc
2-4 Units	286,812,698	8%	227,449	7.14	0.00	651.44	80.57	40.56	77.51	35.15	49.08
Condominium	229,897,455	7%	188,905	6.91	0.00	642.30	80.98	41.34	89.84	30.70	63.65
PUD	438,445,679	13%	232,721	6.98	0.00	626.96	80.92	40.95	96.38	34.14	68.65
Single Family	2,516,725,191	72%	195,930	7.10	0.00	628.61	80.63	40.57	92.19	42.87	62.18
Townhouse	9,604,026	0%	143,344	7.34	0.00	634.82	81.00	37.83	72.13	49.77	63.33
TOTAL POOL	3,481,485,048	100%	201,545	7.07	0.00	631.21	80.69	40.66	91.30	40.35	62.02

Appendix A

PMI - PRIMARY MORTGAGE INSURANCE

Mortgage Insurance	Total Balance Amount	%[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% Owner Occ	% Cashout Refi	% Full Doc	Is MI down to 60 LTV
Loans >80 LTV w/o MI	962,239,720	27.64%	193,532	7.65	0.00	615.39	89.61	39.83	84.88	54.89	74.73	No
Other	2,519,245,328	72.36%	204,783	6.86	0.00	637.25	77.28	40.98	93.75	34.80	57.16	No
TOTAL POOL	3,481,485,048	100.00%	201,545	7.07	0.00	631.21	80.69	40.66	91.30	40.35	62.02	

LOAN BALANCE

Loan Purpose	Total Balance Amount	%[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ
Cash Out Refinance	1,404,878,283	40.35%	205,242	7.26	0.00	608.54	79.40	40.10	87.46	88.55
Purchase	1,910,178,242	54.87%	199,413	6.89	0.00	650.34	81.91	41.11	82.57	93.45
Rate/Term Refinance	166,428,523	4.78%	195,798	7.65	0.00	602.86	77.49	40.18	89.70	89.81
TOTAL POOL	3,481,485,048	100.00%	201,545	7.07	0.00	631.21	80.69	40.66	84.88	91.30

COLLATERAL TYPE - FIXED/FLOATING

Collateral	Total Balance Amount	%[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi	Index	Margin
Fixed	260,854,741	7.49%	144,278	7.34	0.00	653.35	77.09	37.77	83.28	79.10	58.45	Fixed Rate	0.00
Floating	3,220,630,307	92.51%	208,239	7.05	0.00	629.41	80.98	40.90	85.01	92.29	38.89	6 Mo Libor	5.09
TOTAL POOL	3,481,485,048	100.00%	201,545	7.07	0.00	631.21	80.69	40.66	84.88	91.30	40.35		0.00

LIEN STATUS

Lien Status	Total Balance Amount	%[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi
First Lien	3,481,485,048	100.00%	201,545	7.07	0.00	631.21	80.69	40.66	84.88	91.30	40.35
Second Lien	-	0.00%	-	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
TOTAL POOL	3,481,485,048	100.00%	201,545	7.07	0.00	631.21	80.69	40.66	84.88	91.30	40.35

OCCUPANCY TYPE

Occupancy Type	Total Balance Amount	%[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout
Non-owner	265,873,512	7.64%	119,601	7.62	0.00	657.33	81.44	33.10	69.14	0.00	55.07
Primary	3,178,562,054	91.30%	213,470	7.03	0.00	628.84	80.59	41.37	86.29	100.00	39.14
Second Home	37,049,482	1.06%	230,121	7.15	0.00	647.23	83.91	34.49	77.12	0.00	39.17
TOTAL POOL	3,481,485,048	100.00%	201,545	7.07	0.00	631.21	80.69	40.66	84.88	91.30	40.35

PREPAYMENT PENALTY

Prepayment Charges Term at Origination	Total Balance Amount	%[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD / PUD	% Owner Occ	% Cashout Refi
0 Months	1,008,230,274	28.96%	190,520	7.28	0.00	633.57	81.08	39.41	77.56	87.83	44.88
12 Months	106,213,390	3.05%	283,993	7.12	0.00	643.51	79.47	40.25	84.53	87.66	49.04
24 Months	2,001,636,880	57.49%	211,545	6.97	0.00	628.68	80.66	41.49	88.04	93.51	36.03
36 Months	365,404,503	10.50%	170,272	7.07	0.00	634.97	80.09	39.72	87.88	89.80	49.02
TOTAL POOL	3,481,485,048	100.00%	201,545	7.07	0.00	631.21	80.69	40.66	84.88	91.30	40.35

SECTION 32 LOANS

	Total Balance Amount	%[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi
Section 32 Loans		0%									
Total											

Appendix A

COLLATERAL DESCRIPTION BY LOAN GROUP

Loan Group	Loan Type	Index	% of Pool	Gross WAC	Net WAC	WAM (mos)	Seasoning	Gross Margin	Net Margin	Rate Caps	Max Rate	Mos to Roll
Group I	2/28 LIBOR	6 Mo Libor	48.39%	7.28	0.00	358	2	5.11	0.00	1.00	13.28	22
Group I	2/28 LIBOR I/O	6 Mo Libor	11.30%	6.63	0.00	358	2	5.04	0.00	1.00	12.63	22
Group I	3/27 LIBOR	6 Mo Libor	1.09%	7.33	0.00	358	2	5.12	0.00	1.00	13.33	34
Group I	3/27 LIBOR I/O	6 Mo Libor	0.46%	6.58	0.00	358	2	5.01	0.00	1.00	12.58	34
Group I	5/25 LIBOR	6 Mo Libor	0.22%	7.19	0.00	358	2	5.09	0.00	1.00	13.19	58
Group I	5/25 LIBOR I/O	6 Mo Libor	0.16%	6.92	0.00	357	3	5.05	0.00	1.00	12.92	57
Group I	6 Month LIBOR	6 Mo Libor	0.36%	7.23	0.00	358	2	5.19	0.00	1.00	13.23	4
Group I	Fixed	Fixed Rate	6.07%	7.46	0.00	343	3	0.00	0.00	0.00	0.00	0
Group II	2/28 LIBOR	6 Mo Libor	20.18%	6.99	0.00	358	2	5.13	0.00	1.00	13.00	22
Group II	2/28 LIBOR I/O	6 Mo Libor	9.21%	6.54	0.00	358	2	5.03	0.00	1.00	12.54	22
Group II	3/27 LIBOR	6 Mo Libor	0.27%	6.82	0.00	356	4	4.99	0.00	1.00	12.82	32
Group II	3/27 LIBOR I/O	6 Mo Libor	0.24%	6.69	0.00	358	2	5.07	0.00	1.00	12.69	34
Group II	5/25 LIBOR	6 Mo Libor	0.16%	7.15	0.00	357	3	5.24	0.00	1.00	13.15	57
Group II	5/25 LIBOR I/O	6 Mo Libor	0.19%	7.07	0.00	357	3	4.99	0.00	1.00	13.07	57
Group II	6 Month LIBOR	6 Mo Libor	0.25%	6.55	0.00	358	2	5.12	0.00	1.00	12.55	4
Group II	Fixed	Fixed Rate	1.43%	6.83	0.00	347	3	0.00	0.00	0.00	0.00	0
TOTAL POOL			100.00%	7.07	0.00	357	2	5.09	0.00	1.00	13.06	22

COLLATERAL TYPE - FIXED/FLOATING

Collateral Type	Total Balance		WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi	Index	Margin
	Amount	%[2]											
2/28 LIBOR	2,387,377,928	68.57%	194,301	7.19	0.00	628.08	81.12	40.66	83.88	91.71	39.08	6 Mo Libor	5.11
2/28 LIBOR I/O	714,239,677	20.52%	274,391	6.59	0.00	633.47	80.59	42.00	88.58	94.17	36.29	6 Mo Libor	5.03
3/27 LIBOR	47,560,844	1.37%	169,860	7.22	0.00	624.65	80.77	38.78	89.50	93.77	48.25	6 Mo Libor	5.09
3/27 LIBOR I/O	24,329,775	0.70%	256,103	6.62	0.00	640.86	80.42	39.76	82.96	91.65	54.00	6 Mo Libor	5.03
5/25 LIBOR	13,325,622	0.38%	229,752	7.17	0.00	652.48	76.98	35.86	87.68	94.16	50.19	6 Mo Libor	5.15
5/25 LIBOR I/O	12,418,468	0.36%	326,802	7.00	0.00	638.93	80.69	38.68	97.32	94.11	69.45	6 Mo Libor	5.02
6 Month LIBOR	21,377,992	0.61%	203,600	6.95	0.00	620.50	82.56	40.41	75.42	89.00	41.75	6 Mo Libor	5.16
Fixed	260,854,741	7.49%	144,278	7.34	0.00	653.35	77.09	37.77	83.28	79.10	58.45	Fixed Rate	0.00
TOTAL POOL	3,481,485,048	100.00%	201,545	707.46%	0.00	631.21	80.69	40.66	84.88	91.30	40.35	INDEX	5.09

GA, KY % & TOP 5 STATES

State	%[2]
GA	3.07%
KY	0.24%
CA	40.94%
IL	6.15%
FL	5.97%
TX	5.22%
CO	4.67%

TOP 5 MSA

MSA	%[2]

TOP 5 ORIGINATORS

Originator	%[2]

SERVICES

Servicer	%[2]

Appendix A

STRESS ANALYSIS

Rating Agency Base Case Loss Expectations

	Standard & Poors; Analyst Name			Moody's; Analyst Name			
	Foreclosure Frequency	Loss Severity	Cum Losses	Foreclosure Frequency		Loss Severity	Cum Losses
AA							
A							
A-							
BBB+							
BBB							
BBB-							
B							

Assuming forward LIBOR and Loss Severity depending on MI (see table on the side for Loss Severity assumption); 100% advance of P&I; 12 month lag for liquidation losses,
Solve for first dollar of principal loss, i.e. breakeven CDR and corresponding cumulative losses.

	Breakeven CDR			Cumulative Losses		
	25 CPR	40 CPR	60 CPR	25 CPR	40 CPR	60 CPR
AA						
A						
A-						
BBB+						
BBB						
BBB-						

Mortgage Insurance (MI) Coverage	Loss Severity %
None	50%
>70% Loans w/ >80 LTV down to 80%	45%
50 - 70% Loans w/ >80 LTV down to 80	40%
50 - 70% Loans w/ >80 LTV down to 60	35%
>70% LTV >80% down to 60%	30%

Default Ramp - 0 to 4.5 CDR over 36 months; and other assumptions remaining same as breakeven CDR, solve for a multiple of default ramp at first dollar principal loss for the following prepayment speeds:

	Multiple of Default Ramp			Cumulative Losses		
	25 CPR	40 CPR	60 CPR	25 CPR	40 CPR	60 CPR
AA						
A						
A-						
BBB+						
BBB						
BBB-						

Fico Table

LBMLT 2005-1

	Count	Balance	% of Balance	Gross Rate	Gross Margin	Gross Lifecap	Gross Lifefloor	Master & Sub Serv Fees	Sched Rem Term	Rem Amort	Orig Term	Initial Cap	Periodic Cap	Month to Next Adj	Provided LTV	Known FICOs	Avg Balance	LTV>80w/MI
0 - 0	3	$357,589.53	0.01%	7.634	4.990	13.634	7.634	0.000	357	360	360	1.000	1.000	21	83.78	0	$119,196.51	0.00
401 - 500	21	$3,837,099.74	0.11%	9.148	5.780	14.984	8.984	0.000	356	360	360	1.074	1.000	21	74.06	498	$182,719.04	0.00
501 - 510	260	$42,879,828.46	1.23%	8.842	5.696	14.803	8.797	0.000	356	359	359	1.037	1.000	21	73.82	505	$164,922.42	0.00
511 - 520	368	$67,450,633.99	1.94%	8.787	5.620	14.763	8.763	0.000	357	360	360	1.034	1.000	21	74.73	516	$183,289.77	0.00
521 - 530	424	$76,288,744.00	2.19%	8.666	5.596	14.642	8.642	0.000	356	359	359	1.035	1.000	21	77.96	525	$179,926.28	0.00
531 - 540	424	$72,326,245.89	2.08%	8.505	5.511	14.484	8.484	0.000	357	359	359	1.027	1.000	22	77.75	535	$170,580.77	0.00
541 - 550	580	$108,058,552.35	3.10%	8.077	5.476	14.066	8.059	0.000	357	360	360	1.054	1.000	22	79.31	545	$186,307.85	0.00
551 - 560	475	$88,877,783.69	2.55%	8.036	5.327	14.004	8.002	0.000	356	358	358	1.033	1.000	22	79.71	556	$187,111.12	0.00
561 - 570	614	$127,232,259.32	3.65%	7.635	5.301	13.623	7.619	0.000	357	360	360	1.067	1.000	22	81.27	565	$207,218.66	0.00
571 - 580	871	$163,225,388.38	4.69%	7.373	5.170	13.349	7.347	0.000	357	360	360	1.058	1.000	22	80.44	576	$187,399.99	0.00
581 - 590	946	$175,552,754.16	5.04%	7.201	5.096	13.181	7.181	0.000	357	359	359	1.066	1.000	22	80.98	585	$185,573.74	0.00
591 - 600	900	$169,196,386.41	4.86%	7.211	5.044	13.176	7.173	0.000	356	359	359	1.072	1.000	22	81.89	595	$187,995.98	0.00
601 - 610	985	$192,532,493.72	5.53%	7.000	5.048	12.970	6.965	0.000	357	360	360	1.073	1.000	22	81.56	606	$195,464.46	0.00
611 - 620	954	$187,139,273.57	5.38%	7.014	5.087	12.966	6.965	0.000	357	359	359	1.077	1.000	22	81.70	616	$196,162.76	0.00
621 - 630	1,141	$220,617,081.18	6.34%	6.935	5.048	12.901	6.895	0.000	357	359	359	1.087	1.000	22	82.06	625	$193,354.15	0.00
631 - 640	1,022	$209,016,088.00	6.00%	6.875	5.007	12.856	6.854	0.000	356	359	359	1.070	1.000	22	81.58	636	$204,516.72	0.00
641 - 650	1,195	$248,266,820.48	7.13%	6.801	4.992	12.765	6.764	0.000	356	359	359	1.064	1.000	22	81.17	645	$207,754.66	0.00
651 - 660	1,003	$209,815,771.70	6.03%	6.804	4.962	12.766	6.762	0.000	357	359	359	1.060	1.000	22	81.15	655	$209,188.21	0.00
661 - 670	1,018	$217,843,779.63	6.26%	6.717	4.979	12.679	6.673	0.000	357	359	359	1.095	1.000	22	81.07	665	$213,991.92	0.00
671 - 680	791	$171,627,376.92	4.93%	6.660	4.980	12.625	6.616	0.000	356	359	359	1.073	1.000	22	80.70	675	$216,975.19	0.00
681 - 690	732	$162,985,489.86	4.68%	6.589	4.972	12.546	6.537	0.000	356	359	359	1.092	1.000	22	80.72	685	$222,657.77	0.00
691 - 700	543	$119,265,761.60	3.43%	6.562	4.985	12.521	6.521	0.000	356	359	359	1.049	1.000	22	80.82	695	$219,642.29	0.00
701 - 710	468	$105,726,970.83	3.04%	6.519	4.956	12.475	6.460	0.000	356	359	359	1.057	1.000	22	80.78	705	$225,912.33	0.00
711 - 720	366	$82,032,405.00	2.36%	6.475	4.953	12.427	6.427	0.000	356	359	359	1.040	1.000	22	81.09	715	$224,132.25	0.00
721 - 730	333	$75,128,759.53	2.16%	6.483	4.944	12.431	6.426	0.000	356	359	359	1.058	1.000	22	80.48	725	$225,611.89	0.00
731 - 740	227	$50,529,487.58	1.45%	6.454	4.905	12.419	6.404	0.000	357	359	359	1.103	1.000	22	79.48	735	$222,596.86	0.00
741 - 750	189	$42,061,714.61	1.21%	6.357	4.931	12.337	6.330	0.000	357	359	359	1.068	1.000	22	80.16	745	$222,548.75	0.00
751 - 760	166	$33,933,316.57	0.97%	6.520	4.874	12.452	6.452	0.000	354	357	357	1.051	1.000	22	80.92	755	$204,417.57	0.00
761 - 770	105	$23,830,625.81	0.68%	6.406	4.866	12.369	6.369	0.000	355	358	358	1.061	1.000	21	80.52	765	$226,958.34	0.00
771 - 780	60	$13,144,607.09	0.38%	6.311	4.861	12.238	6.238	0.000	356	359	359	1.094	1.000	22	79.83	776	$219,076.78	0.00
781 - 790	54	$12,971,352.09	0.37%	6.333	5.060	12.300	6.300	0.000	348	351	351	1.185	1.000	24	78.16	786	$240,210.22	0.00
791 - 800	25	$4,994,173.79	0.14%	6.862	4.882	12.785	6.785	0.000	357	360	360	1.000	1.000	22	82.18	794	$199,766.95	0.00
801 - 810	10	$2,560,002.04	0.07%	6.432	4.841	12.432	6.432	0.000	357	360	360	1.000	1.000	21	81.77	805	$256,000.20	0.00
811 - 820	1	$178,430.39	0.01%	6.250	4.990	12.250	6.250	0.000	351	360	360	1.000	1.000	15	80.00	814	$178,430.39	0.00
ALL	**17,274**	**$3,481,485,047.91**	**100.00%**	**7.075**	**5.094**	**13.057**	**7.053**	**0.000**	**357**	**359**	**359**	**1.067**	**1.000**	**22**	**80.69**	**631**	**$201,544.81**	**0.00**

LBMLT 2005-1

	Wtd Avg Current Balance	Percent of Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	% SFD	% PUD	% Owner Occ	% Full Doc	% Ltd Doc	% Stated Doc	% Int Only	% CA	% NY	% FL
FICO																	
500-524 LTV > 65	177,124	3.35	8.611	0.00	514	42.21	78.80	79.20	13.73	96.77	79.05	1.10	19.85	2.25			
525-549 LTV > 65	183,674	5.38	8.278	0.00	538	41.11	81.98	76.72	12.80	96.63	82.75	0.82	16.42	2.35			
550-574 LTV > 65	198,006	6.97	7.776	0.00	563	40.89	83.72	76.06	13.07	94.47	84.15	0.95	14.90	21.49			
575-599 LTV > 70	184,519	11.60	7.235	0.00	587	41.69	82.89	75.16	15.72	95.71	89.20	1.33	9.47	32.05			
600-624 LTV > 70	194,836	13.01	7.029	0.00	612	41.12	83.41	72.82	13.92	94.47	81.32	1.78	16.91	31.66			
625-649 LTV > 70	204,133	15.52	6.861	0.00	637	40.94	82.54	70.54	13.53	90.94	57.73	0.89	41.39	24.89			
650-674 LTV > 80	192,607	3.11	7.357	0.00	662	38.74	90.22	70.44	8.14	72.05	61.10	0.86	38.04	12.38			
675-699 LTV > 80	190,514	2.01	7.221	0.00	687	36.59	90.02	67.37	8.99	65.64	53.29	0.61	46.10	18.88			
700-724 LTV > 80	200,645	1.09	7.192	0.00	712	38.94	90.79	64.54	8.89	64.72	50.40	0.00	49.60	12.34			
725-749 LTV > 85	155,920	0.47	7.252	0.00	735	34.21	91.27	67.48	5.00	52.59	47.26	0.00	52.74	4.45			
750-774 LTV > 85	146,352	0.28	7.388	0.00	759	38.48	91.34	54.94	13.09	37.59	68.26	0.00	31.74	22.17			
775-799 LTV > 85	168,364	0.11	7.145	0.00	785	37.62	93.03	42.13	4.43	73.13	49.01	0.00	50.99	0.00			
800-824 LTV > 85	269,365	0.01	7.550	0.00	805	42.00	90.00	0.00	0.00	100.00	0.00	0.00	100.00	0.00			
LTV																	
60.00 - 64.99 DTI > 50	235,010	0.33	7.739	0.00	574	53.75	62.68	78.64	11.88	91.83	74.80	2.99	22.22	16.53			
65.00 - 69.99 DTI > 50	243,952	0.44	7.950	0.00	567	52.93	66.84	89.02	1.92	97.90	73.30	1.30	25.40	10.63			
70.00 - 74.99 DTI > 50	295,583	0.59	7.189	0.00	589	53.22	72.02	75.46	10.02	91.74	72.56	4.83	22.61	25.57			
75.00 - 79.99 DTI > 50	255,230	0.84	7.264	0.00	580	53.17	76.96	70.69	10.71	91.02	70.14	1.87	27.99	27.47			
80.00 - 84.99 DTI > 50	245,280	2.37	7.330	0.00	591	53.13	80.83	75.51	12.75	95.22	74.72	2.61	22.67	23.32			
85.00 - 89.99 DTI > 50	257,487	1.31	7.592	0.00	584	53.87	85.56	74.19	16.63	96.24	76.41	0.66	22.93	23.48			
90.00 - 94.99 DTI > 50	230,016	0.91	7.429	0.00	622	53.40	90.00	73.98	10.00	79.12	69.81	1.54	28.65	33.17			
95.00 - 99.99 DTI > 50	236,614	0.06	8.118	0.00	588	53.16	95.00	100.00	0.00	100.00	100.00	0.00	0.00	0.00			
100.00 + DTI > 50	102,563	0.01	8.313	0.00	629	53.24	100.00	100.00	0.00	100.00	76.63	23.37	0.00	0.00			
DTI																	
20-24.99 FICO < 525	130,193	0.16	8.948	0.00	514	22.08	75.97	69.30	22.45	95.20	89.79	3.20	7.02	0.00			
25-29.99 FICO < 550	146,401	0.61	8.691	0.00	531	26.91	77.12	78.49	4.85	96.18	80.72	3.07	16.21	0.00			
30-34.99 FICO < 575	173,174	1.99	8.275	0.00	546	32.18	78.22	77.12	13.61	93.77	79.04	0.65	20.31	7.33			
35-39.99 FICO < 600	167,480	3.96	7.851	0.00	563	37.06	79.30	79.35	11.09	96.90	82.56	1.44	16.00	15.27			
40-44.99 FICO < 625	181,627	7.71	7.591	0.00	578	42.02	80.65	74.04	13.54	95.90	80.17	0.73	19.10	21.83			
45-49.99 FICO < 650	210,331	17.25	7.193	0.00	598	47.11	81.19	72.39	15.18	96.30	75.55	1.12	23.32	26.48			
50-54.99 FICO < 675	222,940	10.65	7.216	0.00	595	51.12	80.74	74.76	12.81	96.15	77.78	1.37	20.85	28.72			
55-up FICO < 700	270,062	1.89	7.438	0.00	586	55.54	78.60	73.70	13.13	92.27	71.12	4.75	24.13	25.57			

Stated & Limited Doc																		
500-524	201,517	0.89	9.169	0.00	513	43.55	73.04	87.13	4.73	96.17	0.00	5.85	94.15	0.84	36.34	4.06	10.19
525-549	209,500	1.05	8.715	0.00	537	41.45	75.34	81.68	8.00	95.78	0.00	4.19	95.81	0.87	37.07	1.37	7.02
550-574	233,114	1.31	7.883	0.00	563	40.09	75.66	80.24	7.54	92.82	0.00	7.18	92.82	5.10	46.39	2.22	7.53
575-599	221,378	1.59	7.581	0.00	587	41.67	77.78	74.08	12.61	90.36	0.00	9.70	90.30	4.89	40.81	6.21	11.36
600-624	216,879	2.73	7.337	0.00	614	41.47	81.30	76.64	9.17	91.44	0.00	9.31	90.69	4.12	39.76	4.96	6.37
625-649	215,192	6.90	7.051	0.00	639	41.30	81.00	70.47	13.32	91.27	0.00	2.30	97.70	2.38	45.99	5.46	7.79
650-674	220,004	8.59	6.846	0.00	662	40.97	80.12	70.32	10.99	90.79	0.00	1.57	98.43	2.00	47.33	6.32	5.05
675-699	225,184	6.39	6.645	0.00	686	40.34	80.17	71.79	9.76	88.50	0.00	2.37	97.63	3.32	50.15	6.60	5.97
700-724	232,663	4.37	6.547	0.00	711	41.19	80.32	67.93	10.60	89.28	0.00	1.26	98.74	2.45	49.36	8.25	5.47
725-749	226,622	2.49	6.521	0.00	735	38.98	79.32	74.28	7.61	84.80	0.00	0.29	99.71	0.91	53.67	7.45	5.63
750-774	224,917	1.04	6.467	0.00	759	40.87	80.14	71.16	5.10	88.57	0.00	0.40	99.60	1.22	57.95	10.81	2.81
775-799	253,328	0.54	6.482	0.00	784	40.37	79.20	51.14	13.98	94.08	0.00	0.00	100.00	3.36	53.24	8.66	4.21
800-824	289,096	0.07	6.491	0.00	805	45.00	81.96	50.47	5.70	100.00	0.00	0.00	100.00	0.00	73.69	0.00	17.34
IO Loans																		
500-524	374,857	0.08	7.472	0.00	508	47.41	81.56	74.62	25.38	90.12	90.12	9.88	0.00	100.00	95.27	0.00	0.00
525-549	315,999	0.17	7.536	0.00	540	45.09	77.94	52.02	28.14	96.74	94.67	0.00	5.33	100.00	31.01	0.00	24.34
550-574	293,820	1.63	7.405	0.00	563	42.95	80.89	75.07	18.42	94.36	95.89	2.87	1.24	100.00	57.18	0.51	5.45
575-599	261,339	3.97	6.910	0.00	586	42.87	80.36	78.42	15.06	96.13	98.04	1.47	0.48	100.00	56.27	0.29	4.09
600-624	276,376	4.30	6.618	0.00	612	42.29	80.82	70.35	19.03	96.59	97.38	2.62	0.00	100.00	59.18	0.22	5.48
625-649	265,607	4.01	6.464	0.00	637	42.10	80.67	70.76	17.44	94.42	95.91	2.33	1.77	100.00	56.81	0.96	5.53
650-674	276,600	2.97	6.323	0.00	661	40.73	80.64	66.69	18.92	93.91	94.21	2.07	3.71	100.00	65.18	1.19	3.40
675-699	285,119	2.19	6.351	0.00	686	40.62	80.25	70.56	11.88	89.08	90.31	5.28	4.42	100.00	61.75	1.75	3.10
700-724	283,704	1.14	6.164	0.00	711	41.33	80.81	69.83	16.92	87.98	90.62	4.55	4.83	100.00	70.34	1.86	6.83
725-749	294,937	0.59	6.140	0.00	737	37.92	79.78	64.22	17.72	92.89	96.17	1.22	2.61	100.00	53.77	0.00	11.51
750-774	260,566	0.40	6.177	0.00	759	41.09	81.19	69.30	21.47	88.05	96.79	0.00	3.21	100.00	65.49	0.00	9.74
775-799	265,235	0.11	5.994	0.00	784	42.71	80.00	66.63	3.12	100.00	84.16	0.00	15.84	100.00	88.84	0.00	0.00
800-824	171,920	0.00	5.500	0.00	802	43.00	80.00	100.00	0.00	100.00	100.00	0.00	0.00	100.00	0.00	0.00	0.00

Long Beach Mortgage Loan Trust 2005-1 - Price/Yield - 2A1

Balance	$527,000,000.00	Delay	0
		Dated	1/6/2005
Settle	1/6/2005	First Payment	2/25/2005

WAL	1.00	1.98
Principal Window	1 - 25	1 - 51
LIBOR_1MO	2.35	2.35
LIBOR_6MO	2.628	2.628
Prepay	100 PricingSpeed	50 PricingSpeed
Optional Redemption	Call (N)	Call (N)

Long Beach Mortgage Loan Trust 2005-1 - BE Analysis - M8

Alliance

Balance	$34,815,000.00	Delay	0
		Dated	1/6/2005
Settle	1/6/2005	First Payment	2/25/2005

WAL	18.12	14.33	11.56	18.70	14.71	11.83
Principal Writedown	7,468.64 (0.02%)	26,793.06 (0.08%)	6,094.44 (0.02%)	16,268.62 (0.05%)	7,053.55 (0.02%)	28,211.75 (0.08%)
Total Collat Loss (Collat Maturity)	396,449,484.07 (11.39%)	314,296,531.21 (9.03%)	262,184,388.93 (7.53%)	353,205,189.00 (10.15%)	276,635,205.34 (7.95%)	230,409,253.21 (6.62%)
Total Collat Liquidation (Collat Maturity)	785,278,291.64 (22.56%)	622,912,800.01 (17.89%)	519,758,792.22 (14.93%)	699,877,658.41 (20.10%)	548,442,129.81 (15.75%)	456,877,265.35 (13.12%)
Prepay	75 PricingSpeed	100 PricingSpeed	125 PricingSpeed	75 PricingSpeed	100 PricingSpeed	125 PricingSpeed
Default	6.558 CDR	6.682 CDR	6.932 CDR	5.678 CDR	5.752 CDR	5.989 CDR
Loss Severity	50%	50%	50%	50%	50%	50%
Servicer Advances	100%	100%	100%	100%	100%	100%
LIBOR	FWD + 100	FWD + 100	FWD + 100	FWD + 200	FWD + 200	FWD + 200
Liquidation Lag	12	12	12	12	12	12
Delinq	100%	100%	100%	100%	100%	100%
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

Long Beach Mortgage Loan Trust 2005-1 - BE Analysis - M2 AIG

Balance	$89,222,000.00	Delay	0
		Dated	1/8/2005
Settle	1/8/2005	First Payment	2/25/2005

WAL	12.89	8.21	13.86	8.57	15.39	9.21	14.82	9.16
Mod Durn 30360	10.48	7.14	9.78	6.91	9.18	6.68	11.73	7.85
Principal Writedown	22,834.59 (0.02%)	7,878.50 (0.01%)	3,976.44 (0.00%)	8,328.70 (0.01%)	4,136.48 (0.00%)	268.11 (0.00%)	30,131.19 (0.03%)	28,076.59 (0.03%)
Total Collat Loss (Collat Maturity)	790,195,670.01 (22.70%)	621,511,882.92 (17.85%)	750,160,241.18 (21.55%)	587,944,870.55 (16.89%)	679,001,238.45 (19.50%)	526,316,939.51 (15.12%)	852,492,406.20 (24.49%)	645,977,966.78 (18.55%)
Total Collat Liquidation (Collat Maturity)	1,952,422,793.77 (56.08%)	1,538,063,233.19 (44.18%)	1,856,738,720.58 (53.33%)	1,456,562,882.86 (41.84%)	1,681,868,513.00 (48.31%)	1,304,557,248.92 (37.47%)	1,683,857,708.37 (48.36%)	1,278,437,601.64 (36.72%)
Prepay	50 PPC	100 PPC	50 PPC	100 PPC	50 PPC	100 PPC	50 PPC	100 PPC
Default	18.116 CDR	22.295 CDR	16.151 CDR	20.381 CDR	13.31 CDR	17.223 CDR	13.65 CDR	16.839 CDR
Loss Severity	40%	40%	40%	40%	40%	40%	50%	50%
Servicer Advances	100%	100%	100%	100%	100%	100%	100%	100%
LIBOR	Flat	Flat	FWD	FWD	FWD + 200	FWD + 200	Flat	Flat
Liquidation Lag	12	12	12	12	12	12	12	12
Triggers	Fail	Fail	Fail	Fail	Fail	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

WAL	15.80	9.50	17.20	10.07	18.23	9.83	17.20	10.15	18.46	10.67
Mod Durn 30360	10.63	7.48	9.71	7.10	12.60	8.35	11.18	7.86	10.05	7.38
Principal Writedown	3,603.40 (0.00%)	26,028.18 (0.03%)	7,073.23 (0.01%)	17,713.99 (0.02%)	21,489.55 (0.02%)	17,163.05 (0.02%)	30,392.25 (0.03%)	29,312.17 (0.03%)	19,027.59 (0.02%)	1,378.29 (0.00%)
tal Collat Loss (Collat Maturity)	804,634,052.87 (23.11%)	608,203,659.89 (17.47%)	724,018,162.60 (20.80%)	541,302,112.93 (15.55%)	899,349,843.94 (25.83%)	663,344,318.26 (19.05%)	845,236,226.07 (24.28%)	622,499,976.79 (17.88%)	757,404,902.99 (21.76%)	551,909,368.85 (15.85%)
llat Liquidation (Collat Maturity)	1,592,330,698.50 (45.74%)	1,205,203,347.13 (34.62%)	1,434,004,264.69 (41.19%)	1,073,281,589.00 (30.83%)	1,479,164,103.77 (42.49%)	1,093,725,575.59 (31.42%)	1,393,211,090.82 (40.02%)	1,027,812,014.37 (29.52%)	1,249,592,107.05 (35.89%)	911,868,839.48 (26.19%)
Prepay	50 PPC	100 PPC	50 PPC	100 PPC	50 PPC	100 PPC	50 PPC	100 PPC	50 PPC	100 PPC
Default	12.186 CDR	15.398 CDR	10.156 CDR	13.079 CDR	10.852 CDR	13.524 CDR	9.786 CDR	12.37 CDR	8.215 CDR	10.544 CDR
Loss Severity	50%	50%	50%	50%	60%	60%	60%	60%	60%	60%
Servicer Advances	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%
LIBOR	FWD	FWD	FWD + 200	FWD + 200	Flat	Flat	FWD	FWD	FWD + 200	FWD + 200
Liquidation Lag	12	12	12	12	12	12	12	12	12	12
Triggers	Fail	Fail	Fail	Fail	Fail	Fail	Fail	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

AIG

Long Beach Mortgage Loan Trust 2005-1 - BE Analysis - M3

Balance	$60,926,000.00	Delay	0
Settle	1/8/2005	Dated	1/8/2005
		First Payment	2/25/2005

WAL	15.05	9.62	16.19	10.04	17.87	10.78	17.02	10.59
Mod Durn 30360	11.82	8.17	10.75	7.78	9.87	7.41	13.01	8.87
Principal Writedown	11,945.06 (0.02%)	17,730.86 (0.03%)	29,466.89 (0.05%)	2,559.60 (0.00%)	24,786.08 (0.04%)	6,569.54 (0.01%)	5,614.41 (0.01%)	3,630.73 (0.01%)
Total Collat Loss (Collat Maturity)	749,501,345.25 (21.53%)	570,564,136.27 (16.39%)	707,660,056.64 (20.33%)	535,514,501.39 (15.38%)	634,802,743.02 (18.23%)	472,223,599.22 (13.56%)	808,012,765.76 (23.21%)	592,790,264.84 (17.03%)
Total Collat Liquidation (Collat Maturity)	1,851,300,250.68 (53.18%)	1,411,741,656.46 (40.55%)	1,751,159,555.95 (50.30%)	1,326,563,089.63 (38.10%)	1,572,068,501.17 (45.16%)	1,170,431,957.24 (33.62%)	1,595,347,358.05 (45.82%)	1,173,004,249.88 (33.69%)
Prepay	50 PPC	100 PPC	50 PPC	100 PPC	50 PPC	100 PPC	50 PPC	100 PPC
Default	16.289 CDR	19.511 CDR	14.442 CDR	17.692 CDR	11.824 CDR	14.74 CDR	12.423 CDR	14.896 CDR
Loss Severity	40%	40%	40%	40%	40%	40%	50%	50%
Servicer Advances	100%	100%	100%	100%	100%	100%	100%	100%
LIBOR	Flat	Flat	FWD	FWD	FWD + 200	FWD + 200	Flat	Flat
Liquidation Lag	12	12	12	12	12	12	12	12
Triggers	Fail	Fail	Fail	Fail	Fail	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

	1	2	3	4	5	6	7	8	9	10
WAL	18.13	10.99	19.62	11.65	18.44	11.28	19.51	11.88	20.82	12.25
Mod Durn 30360	11.48	8.31	10.30	7.79	13.82	8.35	11.96	8.67	10.57	8.03
Principal Writedown	1,511.99 (0.00%)	7,572.56 (0.01%)	4,158.54 (0.01%)	23,327.07 (0.04%)	43,322.41 (0.07%)	7,761.79 (0.01%)	31,340.68 (0.05%)	27,811.51 (0.05%)	16,732.39 (0.03%)	27,953.84 (0.05%)
at Collat Loss (Collat Maturity)	758,539,917.20 (21.79%)	553,777,052.50 (15.91%)	678,524,625.05 (19.43%)	485,850,185.70 (13.85%)	852,008,742.70 (24.47%)	608,528,715.89 (17.48%)	796,379,704.54 (22.87%)	566,805,895.45 (16.27%)	707,480,840.84 (20.32%)	495,065,794.77 (14.22%)
at Liquidation (Collat Maturity)	1,500,775,840.45 (43.11%)	1,097,267,966.13 (31.52%)	1,339,654,767.35 (38.48%)	962,884,330.89 (27.66%)	1,400,924,886.27 (40.24%)	1,003,217,002.00 (28.82%)	1,312,396,086.60 (37.70%)	935,456,176.97 (26.87%)	1,167,004,577.12 (33.52%)	817,915,779.13 (23.49%)
Prepay	50 PPC	100 PPC	50 PPC	100 PPC	50 PPC	100 PPC	50 PPC	100 PPC	50 PPC	100 PPC
Default	11.03 CDR	13.513 CDR	9.126 CDR	11.317 CDR	10.042 CDR	12.043 CDR	8.923 CDR	10.928 CDR	7.435 CDR	9.184 CDR
Loss Severity	50%	50%	50%	50%	60%	60%	60%	60%	60%	60%
Servicer Advances	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%
LIBOR	FWD	FWD	FWD + 200	FWD + 200	Flat	Flat	FWD	FWD	FWD + 200	FWD + 200
Liquidation Lag	12	12	12	12	12	12	12	12	12	12
Triggers	Fail	Fail	Fail	Fail	Fail	Fail	Fail	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

AIG

Long Beach Mortgage Loan Trust 2005-1 - BE Analysis - M5

Balance	$43,519,000.00	Delay	0
Settle	1/6/2005	Dated	1/6/2005
		First Payment	2/25/2005

WAL	17.52	11.28	18.80	11.78	20.53	12.61	19.31	12.17
Mod Durn 30360	12.78	9.09	11.32	8.51	10.17	7.97	13.70	9.66
Principal Writedown	27,038.88 (0.06%)	13,566.92 (0.03%)	20,182.53 (0.05%)	13,151.55 (0.03%)	17,259.45 (0.04%)	14,780.83 (0.03%)	23,083.67 (0.05%)	14,738.47 (0.03%)
Total Collat Loss (Collat Maturity)	676,365,672.63 (19.43%)	480,692,797.93 (13.81%)	631,041,941.11 (18.13%)	443,117,622.51 (12.73%)	555,297,184.45 (15.95%)	377,101,346.37 (10.83%)	727,939,365.59 (20.91%)	498,895,811.36 (14.33%)
Total Collat Liquidation (Collat Maturity)	1,669,683,655.02 (47.96%)	1,189,010,529.11 (34.15%)	1,560,877,448.30 (44.83%)	1,097,505,518.39 (31.52%)	1,374,602,006.68 (39.48%)	934,582,858.75 (26.84%)	1,436,474,882.39 (41.26%)	987,146,768.02 (28.35%)
Prepay	50 PPC	100 PPC	50 PPC	100 PPC	50 PPC	100 PPC	50 PPC	100 PPC
Default	13.448 CDR	15.182 CDR	11.778 CDR	13.517 CDR	9.498 CDR	10.885 CDR	10.448 CDR	11.789 CDR
Loss Severity	40%	40%	40%	40%	40%	40%	50%	50%
Servicer Advances	100%	100%	100%	100%	100%	100%	100%	100%
LIBOR	Flat	Flat	FWD	FWD	FWD + 200	FWD + 200	Flat	Flat
Liquidation Lag	12	12	12	12	12	12	12	12
Triggers	Fail	Fail	Fail	Fail	Fail	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

WAL	20.51	12.63	21.99	13.35	20.56	12.79	21.70	13.22	22.95	13.86
Mod Durn 30360	11.84	8.91	10.45	8.24	14.32	10.05	12.17	9.18	10.63	8.41
Principal Writedown	11,550.54 (0.03%)	30,515.93 (0.07%)	60,910.58 (0.14%)	11,416.82 (0.03%)	40,457.71 (0.09%)	17,533.13 (0.04%)	47,934.79 (0.11%)	20,588.59 (0.05%)	12,842.14 (0.03%)	8,136.10 (0.02%)
Collat Loss (Collat Maturity)	675,062,532.28 (19.39%)	457,732,663.36 (13.15%)	591,014,132.06 (16.98%)	387,538,844.40 (11.13%)	766,607,695.53 (22.02%)	511,911,078.94 (14.70%)	707,805,708.77 (20.33%)	467,988,482.01 (13.44%)	617,287,910.72 (17.73%)	394,872,581.99 (11.34%)
Liquidation (Collat Maturity)	1,335,035,744.18 (38.35%)	906,831,063.82 (26.05%)	1,169,844,306.60 (33.60%)	768,300,193.38 (22.07%)	1,259,877,711.80 (36.19%)	843,740,134.40 (24.24%)	1,165,950,738.95 (33.49%)	772,539,609.48 (22.19%)	1,017,819,217.61 (29.24%)	652,326,092.44 (18.74%)
Prepay	50 PPC	100 PPC	50 PPC	100 PPC	50 PPC	100 PPC	50 PPC	100 PPC	50 PPC	100 PPC
Default	9.159 CDR	10.498 CDR	7.461 CDR	8.497 CDR	8.543 CDR	9.633 CDR	7.495 CDR	8.58 CDR	6.144 CDR	6.969 CDR
Loss Severity	50%	50%	50%	50%	60%	60%	60%	60%	60%	60%
Servicer Advances	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%
LIBOR	FWD	FWD	FWD + 200	FWD + 200	Flat	Flat	FWD	FWD	FWD + 200	FWD + 200
Liquidation Lag	12	12	12	12	12	12	12	12	12	12
Triggers	Fail	Fail	Fail	Fail	Fail	Fail	Fail	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

Long Beach Mortgage Loan Trust 2005-1 - Price/Yield - M4

Balance	$60,926,000.00	Delay	0
		Dated	1/6/2005
Settle	1/6/2005	First Payment	2/25/2005

WAL	15.90	10.18	17.08	10.63	18.76	11.39	17.72	11.07	18.87
Principal Writedown	14,731.07 (0.02%)	13,686.97 (0.02%)	21,910.08 (0.04%)	24,257.78 (0.04%)	4,648.88 (0.01%)	3,509.64 (0.01%)	11,338.44 (0.02%)	25,347.53 (0.04%)	23,343.91 (0.04%)
Total Collat Loss (Collat Maturity)	707,094,503.80 (20.31%)	518,279,738.56 (14.89%)	663,271,496.53 (19.05%)	481,800,548.16 (13.84%)	588,620,091.10 (16.91%)	416,814,224.73 (11.97%)	761,617,386.52 (21.88%)	538,215,978.53 (15.46%)	710,179,812.92 (20.40%)
Total Collat Liquidation (Collat Maturity)	1,745,972,522.15 (50.15%)	1,282,148,117.52 (36.83%)	1,640,910,064.78 (47.13%)	1,193,396,538.88 (34.28%)	1,457,356,720.06 (41.86%)	1,033,048,170.58 (29.67%)	1,503,277,778.74 (43.18%)	1,064,852,111.68 (30.59%)	1,404,747,750.61 (40.35%)
Prepay	50 PPC	100 PPC	50 PPC	100 PPC	50 PPC	100 PPC	50 PPC	100 PPC	50 PPC
Default	14.58 CDR	16.91 CDR	12.84 CDR	15.185 CDR	10.424 CDR	12.422 CDR	11.245 CDR	13.042 CDR	9.914 CDR
Loss Severity	40%	40%	40%	40%	40%	40%	50%	50%	50%
Servicer Advances	100%	100%	100%	100%	100%	100%	100%	100%	100%
LIBOR	Flat	Flat	FWD	FWD	FWD + 200	FWD + 200	Flat	Flat	FWD
Liquidation Lag	12	12	12	12	12	12	12	12	12
Triggers	Fail	Fail	Fail	Fail	Fail	Fail	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

WAL	11.49	20.33	12.16	19.02	11.70	20.11	12.08	21.40	12.68
Principal Writedown	12,640.60 (0.02%)	25,242.70 (0.04%)	21,961.78 (0.04%)	49,786.44 (0.08%)	27,498.58 (0.05%)	25,929.28 (0.04%)	7,478.47 (0.01%)	30,926.49 (0.05%)	9,514.61 (0.02%)
tal Collat Loss (Collat Maturity)	497,871,406.09 (14.30%)	626,826,103.51 (18.00%)	428,467,444.58 (12.31%)	802,491,601.05 (23.05%)	552,295,948.45 (15.86%)	745,084,170.52 (21.40%)	509,179,724.56 (14.63%)	655,113,791.32 (18.82%)	436,654,019.12 (12.54%)
tat Liquidation (Collat Maturity)	986,413,016.16 (28.33%)	1,240,950,213.70 (35.64%)	849,475,609.50 (24.40%)	1,319,128,194.50 (37.89%)	910,391,005.28 (26.15%)	1,227,574,482.79 (35.26%)	840,584,505.15 (24.14%)	1,080,368,151.39 (31.03%)	721,376,086.61 (20.72%)
Prepay	100 PPC	50 PPC	100 PPC	50 PPC	100 PPC	50 PPC	100 PPC	50 PPC	100 PPC
Default	11.713 CDR	8.131 CDR	9.632 CDR	9.152 CDR	10.611 CDR	8.076 CDR	9.532 CDR	6.668 CDR	7.866 CDR
Loss Severity	50%	50%	50%	60%	60%	60%	60%	60%	60%
Servicer Advances	100%	100%	100%	100%	100%	100%	100%	100%	100%
LIBOR	FWD	FWD + 200	FWD + 200	Flat	Flat	FWD	FWD	FWD + 200	FWD + 200
Liquidation Lag	12	12	12	12	12	12	12	12	12
Triggers	Fail	Fail	Fail	Fail	Fail	Fail	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

Long Beach Mortgage Loan Trust 2005-1 - Price/Yield - M6

Balance	$41,778,000.00	Delay	0
Settle	1/6/2005	Dated	1/6/2005
		First Payment	2/25/2005

WAL	18.27	11.80	19.60	12.32	21.30	13.17	19.95	12.63	21.17
Principal Writedown	21,147.16 (0.05%)	375.68 (0.00%)	62,833.69 (0.15%)	16,682.08 (0.04%)	22,629.69 (0.05%)	28,277.41 (0.06%)	33,568.48 (0.08%)	27,092.04 (0.06%)	17,119.99 (0.04%)
Total Collat Loss (Collat Maturity)	645,473,741.92 (18.54%)	443,689,430.50 (12.74%)	598,546,372.54 (17.19%)	405,012,066.93 (11.63%)	521,881,330.51 (14.99%)	338,086,235.44 (9.71%)	694,115,416.23 (19.94%)	460,280,689.04 (13.22%)	639,737,733.16 (18.38%)
Total Collat Liquidation (Collat Maturity)	1,593,019,774.45 (45.76%)	1,097,340,614.00 (31.52%)	1,480,201,847.74 (42.52%)	1,003,055,476.46 (28.81%)	1,291,633,184.81 (37.10%)	837,853,189.87 (24.07%)	1,369,408,572.42 (39.33%)	910,457,762.74 (26.15%)	1,264,930,857.41 (36.33%)
Prepay	50 PPC	100 PPC	50 PPC	100 PPC	50 PPC	100 PPC	50 PPC	100 PPC	50 PPC
Default	12.392 CDR	13.585 CDR	10.783 CDR	11.975 CDR	8.632 CDR	9.466 CDR	9.692 CDR	10.612 CDR	8.442 CDR
Loss Severity	40%	40%	40%	40%	40%	40%	50%	50%	50%
Servicer Advances	100%	100%	100%	100%	100%	100%	100%	100%	100%
LIBOR	Flat	Flat	FWD	FWD	FWD + 200	FWD + 200	Flat	Flat	FWD
Liquidation Lag	12	12	12	12	12	12	12	12	12
Triggers	Fail	Fail	Fail	Fail	Fail	Fail	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

WAL	13.11	22.61	13.84	21.11	13.20	22.26	13.64	23.48	14.29
Principal Writedown	29,545.81 (0.07%)	54,300.69 (0.13%)	39,008.95 (0.09%)	43,183.66 (0.10%)	5,058.60 (0.01%)	50,274.94 (0.12%)	6,539.04 (0.02%)	31,489.55 (0.08%)	2,470.04 (0.01%)
tal Collat Loss (Collat Maturity)	418,006,602.39 (12.01%)	554,931,493.50 (15.94%)	347,326,864.80 (9.98%)	730,420,613.35 (20.98%)	471,994,957.09 (13.56%)	670,201,648.01 (19.25%)	427,190,986.87 (12.27%)	579,298,229.11 (16.64%)	353,653,913.92 (10.16%)
lat Liquidation (Collat Maturity)	828,075,196.81 (23.79%)	1,098,219,319.30 (31.54%)	688,550,250.68 (19.78%)	1,200,149,105.91 (34.47%)	777,874,777.17 (22.34%)	1,103,806,444.30 (31.71%)	705,151,548.43 (20.25%)	955,016,313.75 (27.43%)	584,209,954.25 (16.78%)
Prepay	100 PPC	50 PPC	100 PPC	50 PPC	100 PPC	50 PPC	100 PPC	50 PPC	100 PPC
Default	9.354 CDR	6.822 CDR	7.435 CDR	7.957 CDR	8.705 CDR	6.936 CDR	7.675 CDR	5.641 CDR	6.119 CDR
Loss Severity	50%	50%	50%	60%	60%	60%	60%	60%	60%
Servicer Advances	100%	100%	100%	100%	100%	100%	100%	100%	100%
LIBOR	FWD	FWD + 200	.FWD + 200	Flat	Flat	FWD	FWD	FWD + 200	FWD + 200
Liquidation Lag	12	12	12	12	12	12	12	12	12
Triggers	Fail	Fail	Fail	Fail	Fail	Fail	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

Long Beach Mortgage Loan Trust 2005-1 - BE Analysis - 2A2

KBC

Balance	$214,000,000.00	Delay	0
		Dated	1/6/2005
Settle	1/6/2005	First Payment	2/25/2005

WAL	2.03	3.31	2.20	3.40
Mod Durn 30360	1.93	3.06	2.03	3.01
Principal Writedown	3,016.31 (0.00%)	10,319.93 (0.00%)	2,033.50 (0.00%)	1,691.47 (0.00%)
Total Collat Loss (Collat Maturity)	1,136,257,984.96 (32.64%)	1,176,257,436.62 (33.79%)	1,065,781,155.69 (30.61%)	1,082,841,222.42 (31.10%)
Total Collat Liquidation (Collat Maturity)	2,817,000,661.42 (80.91%)	1,665,369,500.62 (47.84%)	2,642,178,436.08 (75.89%)	1,533,786,968.50 (44.06%)
Prepay	100 PPC	100 PPC	100 PPC	100 PPC
Default	76.228 CDR	25.291 CDR	64.773 CDR	22.064 CDR
Loss Severity	40%	70%	40%	70%
LIBOR	*FWD*	*FWD*	*FWD + 200*	*FWD + 200*
Servicer Advances	100%	100%	100%	100%
Liquidation Lag	12	12	12	12
Triggers	Fail	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)

Long Beach Mortgage Loan Trust 2005-1 - BE Analysis - 2A3

KBC

Balance	$150,830,000.00	Delay	0
		Dated	1/6/2005
Settle	1/6/2005	First Payment	2/25/2005

WAL	4.29	5.88	4.61	6.16
Mod Durn 30360	3.86	5.09	3.91	4.95
Principal Writedown	7,875.33 (0.01%)	539.59 (0.00%)	5,801.05 (0.00%)	18,425.17 (0.01%)
Total Collat Loss (Collat Maturity)	807,234,695.79 (23.19%)	871,818,399.77 (25.04%)	754,004,702.79 (21.66%)	801,972,750.61 (23.04%)
Total Collat Liquidation (Collat Maturity)	2,000,428,219.84 (57.46%)	1,234,008,793.38 (35.44%)	1,869,093,049.67 (53.69%)	1,135,836,354.36 (32.63%)
Prepay	100 PPC	100 PPC	100 PPC	100 PPC
Default	35.134 CDR	15.925 CDR	30.898 CDR	14.136 CDR
Loss Severity	40%	70%	40%	70%
LIBOR	*FWD*	*FWD*	*FWD + 200*	*FWD + 200*
Servicer Advances	100%	100%	100%	100%
Liquidation Lag	12	12	12	12
Triggers	Fail	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)

Long Beach Mortgage Loan Trust 2005-1 - BE Analysis - M9

KBC

Balance	$34,815,000.00	Delay	0
		Dated	1/6/2005
Settle	1/6/2005	First Payment	2/25/2005

WAL	13.92	15.23	14.84	15.90
Mod Durn 30360	8.42	8.84	7.98	8.23
Principal Writedown	22,731.69 (0.07%)	21,045.09 (0.06%)	3,638.05 (0.01%)	31,909.06 (0.09%)
Total Collat Loss (Collat Maturity)	301,424,754.11 (8.66%)	321,350,218.01 (9.23%)	232,795,819.13 (6.69%)	245,550,655.90 (7.05%)
Total Collat Liquidation (Collat Maturity)	746,354,710.50 (21.44%)	454,561,919.05 (13.06%)	576,838,050.79 (16.57%)	347,631,125.13 (9.99%)
Prepay	100 PPC	100 PPC	100 PPC	100 PPC
Default	8.224 CDR	4.605 CDR	6.029 CDR	3.409 CDR
Loss Severity	40%	70%	40%	70%
LIBOR	*FWD*	*FWD*	*FWD + 200*	*FWD + 200*
Servicer Advances	100%	100%	100%	100%
Liquidation Lag	12	12	12	12
Triggers	Fail	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)

Long Beach Mortgage Loan Trust 2005-1 - BE Analysis - M2

Balance	$89,222,000.00	Delay	0
Settle	1/8/2005	Dated	1/8/2005
		First Payment	2/25/2005

WAL	12.89	8.21	13.86	8.57	15.39	9.21	14.82	9.16
Mod Durn 30360	10.48	7.14	9.78	6.91	9.16	6.68	11.73	7.85
Principal Writedown	22,834.59 (0.02%)	7,878.50 (0.01%)	3,976.44 (0.00%)	8,328.70 (0.01%)	4,136.48 (0.00%)	268.11 (0.00%)	30,131.19 (0.03%)	28,076.59 (0.03%)
Total Collat Loss (Collat Maturity)	790,195,670.01 (22.70%)	621,511,882.82 (17.85%)	750,160,241.18 (21.55%)	587,944,870.55 (16.89%)	679,001,238.45 (19.50%)	526,316,939.51 (15.12%)	852,492,406.20 (24.49%)	645,977,988.78 (18.55%)
Total Collat Liquidation (Collat Maturity)	1,952,422,783.77 (56.08%)	1,538,063,233.19 (44.18%)	1,856,738,720.58 (53.33%)	1,456,562,882.86 (41.84%)	1,681,866,513.00 (48.31%)	1,304,557,248.92 (37.47%)	1,683,657,708.37 (48.36%)	1,278,437,601.64 (36.72%)
Prepay	50 PPC	100 PPC	50 PPC	100 PPC	50 PPC	100 PPC	50 PPC	100 PPC
Default	18.116 CDR	22.285 CDR	16.151 CDR	20.381 CDR	13.31 CDR	17.223 CDR	13.65 CDR	16.839 CDR
Loss Severity	40%	40%	40%	40%	40%	40%	50%	50%
Servicer Advances	100%	100%	100%	100%	100%	100%	100%	100%
LIBOR	Flat	Flat	FWD	FWD	FWD + 200	FWD + 200	Flat	Flat
Liquidation Lag	12	12	12	12	12	12	12	12
Triggers	Fail	Fail	Fail	Fail	Fail	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

WAL	15.80	9.50	17.20	10.07	16.23	9.83	17.20	10.15	18.46	10.67
Mod Durn 30360	10.63	7.48	9.71	7.10	12.60	8.35	11.18	7.86	10.05	7.38
Principal Writedown	3,603.40 (0.00%)	26,028.19 (0.03%)	7,073.23 (0.01%)	17,713.99 (0.02%)	21,489.55 (0.02%)	17,163.05 (0.02%)	30,392.25 (0.03%)	29,312.17 (0.03%)	19,027.59 (0.02%)	1,378.29 (0.00%)
tal Collat Loss (Collat Maturity)	804,634,052.87 (23.11%)	608,203,859.89 (17.47%)	724,018,162.60 (20.80%)	541,302,112.93 (15.55%)	899,349,843.94 (25.83%)	663,344,318.26 (19.05%)	845,236,226.07 (24.28%)	622,499,978.79 (17.88%)	757,404,902.99 (21.76%)	551,909,368.85 (15.85%)
llat Liquidation (Collat Maturity)	1,592,330,698.50 (45.74%)	1,205,203,347.13 (34.62%)	1,434,004,264.69 (41.19%)	1,073,281,589.00 (30.83%)	1,479,164,103.77 (42.49%)	1,093,725,575.59 (31.42%)	1,393,211,090.82 (40.02%)	1,027,812,014.37 (29.52%)	1,249,592,107.05 (35.89%)	911,868,839.48 (26.19%)
Prepay	50 PPC	100 PPC	50 PPC	100 PPC	50 PPC	100 PPC	50 PPC	100 PPC	50 PPC	100 PPC
Default	12.186 CDR	15.398 CDR	10.156 CDR	13.079 CDR	10.952 CDR	13.524 CDR	9.786 CDR	12.37 CDR	8.215 CDR	10.544 CDR
Loss Severity	50%	50%	50%	50%	60%	60%	60%	60%	60%	60%
Servicer Advances	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%
LIBOR	FWD	FWD	FWD + 200	FWD + 200	Flat	Flat	FWD	FWD	FWD + 200	FWD + 200
Liquidation Lag	12	12	12	12	12	12	12	12	12	12
Triggers	Fail	Fail	Fail	Fail	Fail	Fail	Fail	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

Long Beach Mortgage Loan Trust 2005-1 - BE Analysis - M3

Balance	$60,926,000.00	Delay	0
		Dated	1/6/2005
Settle	1/6/2005	First Payment	2/25/2005

WAL	15.05	9.62	16.19	10.04	17.87	10.78	17.02	10.59
Mod Durn 30360	11.82	8.17	10.75	7.78	9.87	7.41	13.01	8.87
Principal Writedown	11,945.06 (0.02%)	17,730.86 (0.03%)	29,466.89 (0.05%)	2,559.60 (0.00%)	24,786.08 (0.04%)	6,569.54 (0.01%)	5,614.41 (0.01%)	3,630.73 (0.01%)
Total Collat Loss (Collat Maturity)	749,501,345.25 (21.53%)	570,564,138.27 (16.39%)	707,660,056.84 (20.33%)	535,514,501.39 (15.38%)	634,802,743.02 (18.23%)	472,223,599.22 (13.56%)	808,012,765.76 (23.21%)	592,790,264.84 (17.03%)
Total Collat Liquidation (Collat Maturity)	1,851,300,250.68 (53.18%)	1,411,741,658.46 (40.55%)	1,751,159,555.95 (50.30%)	1,326,563,089.63 (38.10%)	1,572,068,501.17 (45.16%)	1,170,431,957.24 (33.62%)	1,595,347,358.05 (45.82%)	1,173,004,249.86 (33.69%)
Prepay	50 PPC	100 PPC	50 PPC	100 PPC	50 PPC	100 PPC	50 PPC	100 PPC
Default	16.289 CDR	19.511 CDR	14.442 CDR	17.692 CDR	11.824 CDR	14.74 CDR	12.423 CDR	14.896 CDR
Loss Severity	40%	40%	40%	40%	40%	40%	50%	50%
Servicer Advances	100%	100%	100%	100%	100%	100%	100%	100%
LIBOR	Flat	Flat	FWD	FWD	FWD + 200	FWD + 200	Flat	Flat
Liquidation Lag	12	12	12	12	12	12	12	12
Triggers	Fail	Fail	Fail	Fail	Fail	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

WAL	18.13	10.99	19.62	11.65	18.44	11.28	19.51	11.66	20.82	12.25
Mod Durn 30360	11.49	8.31	10.30	7.79	13.82	9.35	11.96	8.67	10.57	8.03
Principal Writedown	1,511.89 (0.00%)	7,572.56 (0.01%)	4,158.54 (0.01%)	23,327.07 (0.04%)	43,322.41 (0.07%)	7,761.79 (0.01%)	31,340.68 (0.05%)	27,811.51 (0.05%)	16,732.39 (0.03%)	27,953.84 (0.05%)
al Collat Loss (Collat Maturity)	758,539,917.20 (21.79%)	553,777,052.50 (15.91%)	676,524,625.06 (19.43%)	485,650,185.70 (13.95%)	852,008,742.70 (24.47%)	608,528,715.69 (17.48%)	796,379,704.54 (22.87%)	566,605,695.45 (16.27%)	707,490,840.84 (20.32%)	495,065,794.77 (14.22%)
at Liquidation (Collat Maturity)	1,500,775,940.45 (43.11%)	1,097,267,968.13 (31.52%)	1,339,654,787.35 (38.48%)	962,894,330.89 (27.66%)	1,400,924,886.27 (40.24%)	1,003,217,002.00 (28.82%)	1,312,396,086.80 (37.70%)	935,458,176.97 (26.87%)	1,167,004,577.12 (33.52%)	817,915,779.13 (23.49%)
Prepay	50 PPC	100 PPC	50 PPC	100 PPC	50 PPC	100 PPC	50 PPC	100 PPC	50 PPC	100 PPC
Default	11.03 CDR	13.513 CDR	9.126 CDR	11.317 CDR	10.042 CDR	12.043 CDR	8.923 CDR	10.928 CDR	7.435 CDR	9.184 CDR
Loss Severity	50%	50%	50%	50%	60%	60%	60%	60%	60%	60%
Servicer Advances	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%
LIBOR	FWD	FWD	FWD + 200	FWD + 200	Flat	Flat	FWD	FWD	FWD + 200	FWD + 200
Liquidation Lag	12	12	12	12	12	12	12	12	12	12
Triggers	Fail	Fail	Fail	Fail	Fail	Fail	Fail	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

Long Beach Mortgage Loan Trust 2005-1 - BE Analysis - M5

Balance	$43,519,000.00	Delay	0
		Dated	1/6/2005
Settle	1/6/2005	First Payment	2/25/2005

WAL	17.52	11.28	18.80	11.78	20.53	12.61	19.31	12.17
Mod Durn 30360	12.78	9.09	11.32	8.51	10.17	7.97	13.70	9.66
Principal Writedown	27,038.86 (0.06%)	13,566.92 (0.03%)	20,182.53 (0.05%)	13,151.55 (0.03%)	17,259.45 (0.04%)	14,780.83 (0.03%)	23,083.67 (0.05%)	14,738.47 (0.03%)
Total Collat Loss (Collat Maturity)	676,365,872.63 (19.43%)	480,692,797.93 (13.81%)	631,041,941.11 (18.13%)	443,117,622.51 (12.73%)	555,297,184.45 (15.95%)	377,101,346.37 (10.83%)	727,939,365.59 (20.91%)	498,895,811.36 (14.33%)
Total Collat Liquidation (Collat Maturity)	1,669,683,655.02 (47.96%)	1,189,010,529.11 (34.15%)	1,560,877,446.30 (44.83%)	1,097,505,518.39 (31.52%)	1,374,602,006.68 (39.48%)	934,582,656.75 (26.84%)	1,436,474,862.39 (41.26%)	987,146,768.02 (28.35%)
Prepay	50 PPC	100 PPC	50 PPC	100 PPC	50 PPC	100 PPC	50 PPC	100 PPC
Default	13.449 CDR	15.182 CDR	11.778 CDR	13.517 CDR	9.498 CDR	10.885 CDR	10.448 CDR	11.789 CDR
Loss Severity	40%	40%	40%	40%	40%	40%	50%	50%
Servicer Advances	100%	100%	100%	100%	100%	100%	100%	100%
LIBOR	Flat	Flat	FWD	FWD	FWD + 200	FWD + 200	Flat	Flat
Liquidation Lag	12	12	12	12	12	12	12	12
Triggers	Fail	Fail	Fail	Fail	Fail	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

WAL	20.51	12.63	21.99	13.35	20.56	12.79	21.70	13.22	22.95	13.86
Mod Durn 30360	11.84	8.91	10.45	8.24	14.32	10.05	12.17	9.18	10.63	8.41
Principal Writedown	11,550.54 (0.03%)	30,515.93 (0.07%)	60,910.58 (0.14%)	11,416.82 (0.03%)	40,457.71 (0.09%)	17,533.13 (0.04%)	47,934.79 (0.11%)	20,588.59 (0.05%)	12,842.14 (0.03%)	8,136.10 (0.02%)
Collat Loss (Collat Maturity)	675,062,532.28 (19.39%)	457,732,663.36 (13.15%)	591,014,132.06 (16.98%)	387,538,844.40 (11.13%)	766,607,695.53 (22.02%)	511,911,078.94 (14.70%)	707,805,708.77 (20.33%)	467,988,482.01 (13.44%)	617,287,910.72 (17.73%)	394,872,581.99 (11.34%)
Liquidation (Collat Maturity)	1,335,035,744.18 (38.35%)	906,831,063.82 (26.05%)	1,169,844,306.60 (33.60%)	768,300,193.38 (22.07%)	1,259,877,711.80 (36.19%)	843,740,134.40 (24.24%)	1,165,950,738.95 (33.49%)	772,539,609.46 (22.19%)	1,017,819,217.61 (29.24%)	652,326,092.44 (18.74%)
Prepay	50 PPC	100 PPC	50 PPC	100 PPC	50 PPC	100 PPC	50 PPC	100 PPC	50 PPC	100 PPC
Default	9.159 CDR	10.498 CDR	7.461 CDR	8.497 CDR	8.543 CDR	9.633 CDR	7.495 CDR	8.56 CDR	6.144 CDR	6.969 CDR
Loss Severity	50%	50%	50%	50%	60%	60%	60%	60%	60%	60%
Servicer Advances	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%
LIBOR	FWD	FWD	FWD + 200	FWD + 200	Flat	Flat	FWD	FWD	FWD + 200	FWD + 200
Liquidation Lag	12	12	12	12	12	12	12	12	12	12
Triggers	Fail	Fail	Fail	Fail	Fail	Fail	Fail	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

Long Beach Mortgage Loan Trust 2005-1 - BE Analysis - M8

RABO

Balance	$34,815,000.00	Delay	0
		Dated	1/6/2005
Settle	1/6/2005	First Payment	2/25/2005

WAL	16.62	13.28	9.97	18.51	14.51	10.67
Mod Durn 30360	9.98	8.76	7.25	10.56	9.24	7.60
Principal Writedown	14,755.53 (0.04%)	19,240.11 (0.06%)	14,404.66 (0.04%)	36,297.41 (0.10%)	4,571.15 (0.01%)	53.18 (0.00%)
Total Collat Loss (Collat Maturity)	411,888,994.82 (11.83%)	334,140,012.31 (9.60%)	265,499,490.27 (7.63%)	446,977,189.68 (12.84%)	352,684,438.13 (10.13%)	273,152,672.02 (7.85%)
Total Collat Liquidation (Collat Maturity)	1,019,526,047.06 (29.28%)	827,537,010.62 (23.77%)	657,790,145.71 (18.89%)	680,536,560.24 (19.55%)	537,401,103.16 (15.44%)	416,422,817.74 (11.96%)
Prepay (ARM)	75 *rabbo_arm_prepay	100 *rabbo_arm_prepay	135 *rabbo_arm_prepay	75 *rabbo_arm_prepay	100 *rabbo_arm_prepay	135 *rabbo_arm_prepay
Prepay (FRM)	75 *rabbo_frm_prepay	100 *rabbo_frm_prepay	135 *rabbo_frm_prepay	75 *rabbo_frm_prepay	100 *rabbo_frm_prepay	135 *rabbo_frm_prepay
Default	9.139 CDR	9.283 CDR	9.619 CDR	5.494 CDR	5.573 CDR	5.77 CDR
Loss Severity	40%	40%	40%	65%	65%	65%
LIBOR	*Forward*	*Forward*	*Forward*	*Forward*	*Forward*	*Forward*
Servicer Advances	100%	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12	12
Delinq	100%	100%	100%	100%	100%	100%
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

WAL	17.94	14.25	10.55	19.40	15.22	11.09
Mod Dum 30360	9.60	8.53	7.12	9.95	8.83	7.35
Principal Writedown	23,102.62 (0.07%)	19,015.03 (0.05%)	20,770.92 (0.06%)	4,688.28 (0.01%)	44,903.26 (0.13%)	10,858.22 (0.03%)
Total Collat Loss (Collat Maturity)	330,781,864.87 (9.50%)	255,983,316.98 (7.35%)	198,596,189.38 (5.70%)	359,206,541.78 (10.32%)	269,241,867.79 (7.73%)	203,380,907.98 (5.84%)
Total Collat Liquidation (Collat Maturity)	819,196,823.30 (23.53%)	634,288,116.41 (18.22%)	492,209,536.62 (14.14%)	547,251,331.89 (15.72%)	410,492,775.90 (11.79%)	310,182,664.20 (8.91%)
Prepay (ARM)	75 *rabbo_arm_prepay	100 *rabbo_arm_prepay	135 *rabbo_arm_prepay	75 *rabbo_arm_prepay	100 *rabbo_arm_prepay	135 *rabbo_arm_prepay
Prepay (FRM)	75 *rabbo_frm_prepay	100 *rabbo_frm_prepay	135 *rabbo_frm_prepay	75 *rabbo_frm_prepay	100 *rabbo_frm_prepay	135 *rabbo_frm_prepay
Default	6.868 CDR	6.733 CDR	6.927 CDR	4.235 CDR	4.110 CDR	4.195 CDR
Loss Severity	40%	40%	40%	65%	65%	65%
LIBOR	*Flat for 12 then +400bps*	*Flat for 12 then +400bps*	*Flat for 12 then +400bps*	*Flat for 12 then +400bps*	*Flat for 12 then +400bps*	*Flat for 12 then +400bps*
Servicer Advances	100%	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12	12
Delinq	100%	100%	100%	100%	100%	100%
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

Long Beach Mortgage Loan Trust 2005-1 - BE Analysis - M9 RABO

Balance	$34,815,000.00	Delay	0
		Dated	1/6/2005
Settle	1/6/2005	First Payment	2/25/2005

WAL	17.07	13.63	10.23	18.75	14.75	10.86
Mod Durn 30360	9.37	8.32	6.98	9.79	8.68	7.25
Principal Writedown	18,834.07 (0.05%)	1,257.73 (0.00%)	8,642.18 (0.02%)	21,978.72 (0.06%)	51,214.25 (0.15%)	40,832.88 (0.12%)
Total Collat Loss (Collat Maturity)	376,067,336.26 (10.80%)	297,498,045.10 (8.55%)	228,466,238.18 (6.56%)	407,184,763.52 (11.70%)	313,420,594.61 (9.00%)	234,887,667.60 (6.75%)
Total Collat Liquidation (Collat Maturity)	930,751,844.45 (26.73%)	736,741,051.21 (21.16%)	566,018,122.76 (16.26%)	619,895,386.05 (17.81%)	477,549,994.65 (13.72%)	358,078,896.00 (10.29%)
Prepay (ARM)	75 *rabbo_arm_prepay	100 *rabbo_arm_prepay	135 *rabbo_arm_prepay	75 *rabbo_arm_prepay	100 *rabbo_arm_prepay	135 *rabbo_arm_prepay
Prepay (FRM)	75 *rabbo_frm_prepay	100 *rabbo_frm_prepay	135 *rabbo_frm_prepay	75 *rabbo_frm_prepay	100 *rabbo_frm_prepay	135 *rabbo_frm_prepay
Default	8.109 CDR	8.059 CDR	8.107 CDR	4.917 CDR	4.876 CDR	4.899 CDR
Loss Severity	40%	40%	40%	65%	65%	65%
LIBOR	*Forward*	*Forward*	*Forward*	*Forward*	*Forward*	*Forward*
Servicer Advances	100%	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12	12
Delinq	100%	100%	100%	100%	100%	100%
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

WAL	18.28	14.61	10.82	19.13	15.43	11.26
Mod Durn 30360	9.16	8.24	6.98	9.50	8.46	7.14
Principal Writedown	31,351.74 (0.09%)	22,061.54 (0.06%)	19,058.69 (0.05%)	151,337.68 (0.43%)	29,430.20 (0.08%)	17,321.48 (0.05%)
Total Collat Loss (Collat Maturity)	299,882,716.03 (8.61%)	218,435,643.77 (6.27%)	160,961,017.54 (4.62%)	329,320,077.46 (9.46%)	229,562,400.50 (6.59%)	164,678,966.72 (4.73%)
Total Collat Liquidation (Collat Maturity)	742,602,901.51 (21.33%)	541,221,027.06 (15.55%)	398,924,364.58 (11.46%)	501,686,929.88 (14.41%)	349,982,192.89 (10.05%)	251,153,267.11 (7.21%)
Prepay (ARM)	75 *rabbo_arm_prepay	100 *rabbo_arm_prepay	135 *rabbo_arm_prepay	75 *rabbo_arm_prepay	100 *rabbo_arm_prepay	135 *rabbo_arm_prepay
Prepay (FRM)	75 *rabbo_frm_prepay	100 *rabbo_frm_prepay	135 *rabbo_frm_prepay	75 *rabbo_frm_prepay	100 *rabbo_frm_prepay	135 *rabbo_frm_prepay
Default	6.083 CDR	5.605 CDR	5.500 CDR	3.833 CDR	3.451 CDR	3.354 CDR
Loss Severity	40%	40%	40%	65%	65%	65%
LIBOR	*Flat for 12 then +400bps*	*Flat for 12 then +400bps*	*Flat for 12 then +400bps*	*Flat for 12 then +400bps*	*Flat for 12 then +400bps*	*Flat for 12 then +400bps*
Servicer Advances	100%	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12	12
Delinq	100%	100%	100%	100%	100%	100%
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

Long Beach Mortgage Loan Trust 2005-1 - BE Analysis

TERWIN

Settle 1/6/2005
First Payment 2/25/2005

	M5	*M5*	*M5*	*M9*	*M9*	*M9*
WAL	20.00	12.13	8.11	22.50	13.94	9.34
Principal Writedown	23,985.08 (0.06%)	21,465.38 (0.05%)	14,789.52 (0.03%)	43,476.17 (0.12%)	9,062.36 (0.03%)	22,862.04 (0.07%)
Total Collat Loss (Collat Maturity)	690,550,056.49 (19.83%)	479,481,064.41 (13.77%)	387,529,142.21 (11.13%)	555,921,403.72 (15.97%)	335,759,492.82 (9.64%)	240,844,310.86 (6.92%)
Total Collat Liquidation (Collat Maturity)	1,373,620,712.45 (39.46%)	954,561,329.14 (27.42%)	771,669,803.82 (22.16%)	1,105,421,845.27 (31.75%)	668,367,813.46 (19.20%)	479,558,466.43 (13.77%)
Prepay	50 PricingSpeed	100 PricingSpeed	150 PricingSpeed	50 PricingSpeed	100 PricingSpeed	150 PricingSpeed
Default	9.568 CDR	11.27 CDR	13.495 CDR	6.951 CDR	7.236 CDR	7.793 CDR
Loss Severity	50%	50%	50%	50%	50%	50%
Servicer Advances	100%	100%	100%	100%	100%	100%
LIBOR	FWD	FWD	FWD	FWD	FWD	FWD
Liquidation Lag	6	6	6	6	6	6
Triggers	Fail	Fail	Fail	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

Long Beach Mortgage Loan Trust 2005-1 - BE Analysis

WAMCO

Settle 1/6/2005
First Payment 2/25/2005

	M7	M8	M9
Principal Writedown	5,662.57 (0.02%)	8,909.08 (0.03%)	11,777.92 (0.03%)
Total Collat Loss (Collat Maturity)	370,500,546.88 (10.64%)	332,824,297.53 (9.56%)	294,190,296.84 (8.45%)
Prepay (1A)	100 *wamco_arm	100 *wamco_arm	100 *wamco_arm
Prepay (1F)	100 *wamco_frm	100 *wamco_frm	100 *wamco_frm
Prepay (2A)	100 *wamco_arm	100 *wamco_arm	100 *wamco_arm
Prepay (2F)	100 *wamco_frm	100 *wamco_frm	100 *wamco_frm
Default (1A)	235.78 *wamco_arm_def	205.32 *wamco_arm_def	175.95 *wamco_arm_def
Loss Severity	40%	40%	40%
Servicer Advances	100%	100%	100%
Liquidation Lag	0	0	0
Default (1F)	235.78 *wamco_frm_def	205.32 *wamco_frm_def	175.95 *wamco_frm_def
Loss Severity	40%	40%	40%
Servicer Advances	100%	100%	100%
Liquidation Lag	0	0	0
Default (2A)	235.78 *wamco_arm_def	205.32 *wamco_arm_def	175.95 *wamco_arm_def
Loss Severity	40%	40%	40%
Servicer Advances	100%	100%	100%
Liquidation Lag	0	0	0
Default (2F)	235.78 *wamco_frm_def	205.32 *wamco_frm_def	175.95 *wamco_frm_def
Loss Severity	40%	40%	40%
Servicer Advances	100%	100%	100%
Liquidation Lag	0	0	0
Delinq	100%	100%	100%
Optional Redemption	Call (N)	Call (N)	Call (N)

Long Beach Mortgage Loan Trust 2005-1 - 2A1

PIMCO

Balance	$527,000,000.00	Delay	0
		Dated	1/6/2005
Settle	1/6/2005	First Payment	2/25/2005

WAL	4.69	2.60	1.77	1.34	1.07
Principal Window	1 - 119	1 - 67	1 - 45	1 - 34	1 - 27
LIBOR_1MO	2.35	2.35	2.35	2.35	2.35
LIBOR_6MO	2.628	2.628	2.628	2.628	2.628
Prepay	5 CPR	10 CPR	15 CPR	20 CPR	25 CPR
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

Long Beach Mortgage Loan Trust 2005-1
Excess Spread Analysis

FRM PPC: 115%
ARM PPC: 27%
Enable Call: Yes
FWD LIBOR

Period	1 Mo LIBOR	6 Mo LIBOR	Excess Spread
1	2.35000	2.62800	2.09
2	2.42300	2.73200	3.95
3	2.53200	2.83600	3.55
4	2.67200	2.93100	3.51
5	2.80000	3.01400	3.28
6	2.90300	3.08400	3.28
7	2.97100	3.14700	3.10
8	3.03500	3.21000	3.03
9	3.10000	3.27000	3.08
10	3.16300	3.32900	2.89
11	3.21600	3.38500	2.96
12	3.27500	3.44000	2.78
13	3.34000	3.49200	2.71
14	3.39500	3.53900	3.02
15	3.44700	3.58500	2.59
16	3.49600	3.62700	2.67
17	3.53900	3.66100	2.50
18	3.57900	3.68700	2.58
19	3.62300	3.71100	2.41
20	3.66600	3.73700	2.36
21	3.69500	3.76500	2.45
22	3.69900	3.79600	2.50
23	3.68700	3.83500	3.33
24	3.72100	3.88300	3.15
25	3.78100	3.93300	3.08
26	3.83100	3.98000	3.46
27	3.87900	4.02400	2.97
28	3.92600	4.06700	3.25
29	3.97200	4.10700	3.68
30	4.01500	4.14400	3.78
31	4.05600	4.17900	3.59
32	4.09400	4.21000	3.55
33	4.13000	4.24000	3.66
34	4.16300	4.26900	3.58
35	4.19200	4.29600	3.98
36	4.21800	4.32400	3.79
37	4.24300	4.35100	3.76
38	4.27000	4.37900	4.04
39	4.29800	4.40800	3.72

Period	1 Mo LIBOR	6 Mo LIBOR	Excess Spread
40	4.32500	4.43700	3.90
41	4.35300	4.46700	3.84
42	4.38100	4.49800	3.97
43	4.41000	4.52900	3.78
44	4.43900	4.56100	3.76
45	4.46900	4.59500	3.90
46	4.50000	4.62900	3.74
47	4.53200	4.66300	4.01
48	4.56600	4.69600	3.81
49	4.60100	4.72800	3.77
50	4.63700	4.75800	4.24
51	4.67000	4.78400	3.70
52	4.70100	4.80800	3.87
53	4.72800	4.82700	3.79
54	4.75300	4.84400	3.94
55	4.77500	4.85600	3.74
56	4.79300	4.86800	3.72
57	4.80700	4.88100	3.88
58	4.81800	4.89700	3.72
59	4.82500	4.91600	3.96
60	4.82700	4.93800	3.78
61	4.84200	4.96500	3.77
62	4.87200	4.99300	4.27
63	4.90000	5.02000	3.71
64	4.92900	5.04700	3.88
65	4.95600	5.07200	3.79
66	4.98200	5.09700	3.94
67	5.00800	5.12100	3.73
68	5.03200	5.14300	3.71
69	5.05600	5.16400	3.87
70	5.07900	5.18500	3.69
71	5.10000	5.20400	3.94
72	5.12100	5.22200	3.74
73	5.14000	5.23800	3.72
74	5.15800	5.25300	4.26
75	5.17500	5.26700	3.69
76	5.19100	5.28000	3.88
77	5.20500	5.29100	3.75
78	5.21800	5.30000	3.93
79	5.22900	5.30800	3.74
80	5.24000	5.31600	3.74
81	5.24800	5.32400	3.93
82	5.25500	5.33400	3.75
83	5.26100	5.34500	3.98
84	5.26500	5.35700	3.80
85	5.27400	5.37200	3.80
86	5.28900	5.38700	4.17
87	5.30400	5.40200	3.79
88	5.31900	5.41700	0.00

Long Beach Mortgage Loan Trust 2005-1
Excess Spread Analysis

FRM PPC: 115%
ARM PPC: 27%
Enable Call: Yes
FWD LIBOR + 100

Period	1 Mo LIBOR	6 Mo LIBOR	Excess Spread
1	2.35000	2.62800	2.09
2	3.42300	3.73200	3.03
3	3.53200	3.83600	2.55
4	3.67200	3.93100	2.54
5	3.80000	4.01400	2.28
6	3.90300	4.08400	2.32
7	3.97100	4.14700	2.11
8	4.03500	4.21000	2.04
9	4.10000	4.27000	2.12
10	4.16300	4.32900	1.91
11	4.21600	4.38500	2.01
12	4.27500	4.44000	1.80
13	4.34000	4.49200	1.74
14	4.39500	4.53900	2.13
15	4.44700	4.58500	1.63
16	4.49600	4.62700	1.73
17	4.53900	4.66100	1.54
18	4.57900	4.68700	1.65
19	4.62300	4.71100	1.45
20	4.66600	4.73700	1.41
21	4.69500	4.76500	1.53
22	4.69900	4.79600	1.55
23	4.68700	4.83500	2.38
24	4.72100	4.88300	2.19
25	4.78100	4.93300	2.12
26	4.83100	4.98000	2.56
27	4.87900	5.02400	2.03
28	4.92600	5.06700	2.32
29	4.97200	5.10700	2.77
30	5.01500	5.14400	2.89
31	5.05600	5.17900	2.68
32	5.09400	5.21000	2.64
33	5.13000	5.24000	2.77
34	5.16300	5.26900	2.76
35	5.19200	5.29600	3.61
36	5.21800	5.32400	3.39
37	5.24300	5.35100	3.36
38	5.27000	5.37900	3.69
39	5.29800	5.40800	3.31

Period	1 Mo LIBOR	6 Mo LIBOR	Excess Spread
40	5.32500	5.43700	3.62
41	5.35300	5.46700	3.73
42	5.38100	5.49800	3.90
43	5.41000	5.52900	3.68
44	5.43900	5.56100	3.65
45	5.46900	5.59500	3.82
46	5.50000	5.62900	3.63
47	5.53200	5.66300	3.94
48	5.56600	5.69600	3.71
49	5.60100	5.72800	3.67
50	5.63700	5.75800	4.24
51	5.67000	5.78400	3.60
52	5.70100	5.80800	3.81
53	5.72800	5.82700	3.69
54	5.75300	5.84400	3.87
55	5.77500	5.85600	3.64
56	5.79300	5.86800	3.62
57	5.80700	5.88100	3.81
58	5.81800	5.89700	3.62
59	5.82500	5.91600	3.89
60	5.82700	5.93800	3.68
61	5.84200	5.96500	3.66
62	5.87200	5.99300	4.26
63	5.90000	6.02000	3.61
64	5.92900	6.04700	3.82
65	5.95600	6.07200	3.69
66	5.98200	6.09700	3.88
67	6.00800	6.12100	3.64
68	6.03200	6.14300	3.61
69	6.05600	6.16400	3.80
70	6.07900	6.18500	3.59
71	6.10000	6.20400	3.88
72	6.12100	6.22200	3.64
73	6.14000	6.23800	3.62
74	6.15800	6.25300	4.26
75	6.17500	6.26700	3.59
76	6.19100	6.28000	3.82
77	6.20500	6.29100	3.65
78	6.21800	6.30000	3.87
79	6.22900	6.30800	3.65
80	6.24000	6.31600	3.64
81	6.24800	6.32400	3.86
82	6.25500	6.33400	3.66
83	6.26100	6.34500	3.92
84	6.26500	6.35700	3.71
85	6.27400	6.37200	3.71
86	6.28900	6.38700	4.14
87	6.30400	6.40200	3.70
88	6.31900	6.41700	0.00

Long Beach Mortgage Loan Trust 2005-1
Excess Spread Analysis

FRM PPC: 115%
ARM PPC: 27%
Enable Call: Yes
FWD LIBOR + 200

Period	1 Mo LIBOR	6 Mo LIBOR	Excess Spread
1	2.35000	2.62800	2.09
2	4.42300	4.73200	2.13
3	4.53200	4.83600	1.56
4	4.67200	4.93100	1.58
5	4.80000	5.01400	1.31
6	4.90300	5.08400	1.37
7	4.97100	5.14700	1.14
8	5.03500	5.21000	1.08
9	5.10000	5.27000	1.18
10	5.16300	5.32900	0.95
11	5.21600	5.38500	1.08
12	5.27500	5.44000	0.85
13	5.34000	5.49200	0.79
14	5.39500	5.53900	1.26
15	5.44700	5.58500	0.69
16	5.49600	5.62700	0.82
17	5.53900	5.66100	0.62
18	5.57900	5.68700	0.75
19	5.62300	5.71100	0.55
20	5.66600	5.73700	0.51
21	5.69500	5.76500	0.65
22	5.69900	5.79600	0.64
23	5.68700	5.83500	1.47
24	5.72100	5.88300	1.25
25	5.78100	5.93300	1.19
26	5.83100	5.98000	1.71
27	5.87900	6.02400	1.10
28	5.92600	6.06700	1.41
29	5.97200	6.10700	1.83
30	6.01500	6.14400	1.98
31	6.05600	6.17900	1.75
32	6.09400	6.21000	1.71
33	6.13000	6.24000	1.88
34	6.16300	6.26900	1.84
35	6.19200	6.29600	2.69
36	6.21800	6.32400	2.46
37	6.24300	6.35100	2.43
38	6.27000	6.37900	2.79
39	6.29800	6.40800	2.37

Period	1 Mo LIBOR	6 Mo LIBOR	Excess Spread
40	6.32500	6.43700	2.75
41	6.35300	6.46700	3.19
42	6.38100	6.49800	3.39
43	6.41000	6.52900	3.14
44	6.43900	6.56100	3.12
45	6.46900	6.59500	3.32
46	6.50000	6.62900	3.22
47	6.53200	6.66300	3.84
48	6.56600	6.69600	3.58
49	6.60100	6.72800	3.54
50	6.63700	6.75800	4.20
51	6.67000	6.78400	3.47
52	6.70100	6.80800	3.71
53	6.72800	6.82700	3.59
54	6.75300	6.84400	3.80
55	6.77500	6.85600	3.54
56	6.79300	6.86800	3.52
57	6.80700	6.88100	3.74
58	6.81800	6.89700	3.51
59	6.82500	6.91600	3.82
60	6.82700	6.93800	3.58
61	6.84200	6.96500	3.56
62	6.87200	6.99300	4.26
63	6.90000	7.02000	3.50
64	6.92900	7.04700	3.75
65	6.95600	7.07200	3.59
66	6.98200	7.09700	3.81
67	7.00800	7.12100	3.53
68	7.03200	7.14300	3.51
69	7.05600	7.16400	3.73
70	7.07900	7.18500	3.49
71	7.10000	7.20400	3.81
72	7.12100	7.22200	3.54
73	7.14000	7.23800	3.52
74	7.15800	7.25300	4.25
75	7.17500	7.26700	3.48
76	7.19100	7.28000	3.75
77	7.20500	7.29100	3.55
78	7.21800	7.30000	3.80
79	7.22900	7.30800	3.55
80	7.24000	7.31600	3.55
81	7.24800	7.32400	3.80
82	7.25500	7.33400	3.56
83	7.26100	7.34500	3.86
84	7.26500	7.35700	3.61
85	7.27400	7.37200	3.61
86	7.28900	7.38700	4.11
87	7.30400	7.40200	3.61
88	7.31900	7.41700	3.87
89	7.33400	7.43300	0.00

LBMLT 2005-1

FFTW, Inc. Requested Stress Runs

1) Subordinate Net WAC Schedule

Assumptions:

Run to Fail

1 Month LIBOR:	20%
6 Month LIBOR:	20%
Other ARM Benchmark rates:	20%

Cap Proceeds included if applicable
Optional Clean-up Call NOT exercised
Prepayment Speeds as indicated in table below

2) Excess Spread Schedule

Assumptions:
Run to Fail
Forward LIBOR with following shocks:
0% shock for 6 months;
1% shock thereafter.
Optional Clean-up Call NOT exercised
Prepayment Speeds as indicated in table below

Prepayment Speed Assumptions:

Period	FRM (CPR)	ARM (CPR)
1	1.69	3.50
2	3.38	6.47
3	5.07	9.45
4	6.76	12.42
5	8.45	15.39
6	10.14	18.34
7	11.08	20.09
8	12.02	21.84
9	12.95	23.59
10	13.88	25.35
11	14.80	27.10
12	15.73	30.51
13	16.47	30.31
14	16.42	30.10
15	16.32	29.88
16	16.22	29.67
17	16.12	29.45
18	16.02	29.24
19	15.96	28.91
20	15.89	28.58
21	15.65	28.21
22	15.42	27.85
23	15.18	27.48
24	14.95	28.16
25	27.03	60.00
26	26.93	60.00
27	26.06	59.52
28	25.19	54.72
29	24.32	49.91
30	23.45	46.28
31	23.13	44.91
32	22.81	43.53
33	22.49	42.15
34	22.18	40.78
35	21.86	39.40

Period	FRM (CPR)	ARM (CPR)
36	21.54	38.69
37	23.35	42.32
38	23.31	41.34
39	23.12	40.37
40	22.94	39.39
41	22.75	38.80
42	22.57	38.28
43	22.48	37.76
44	22.40	37.24
45	22.32	36.72
46	22.23	36.20
47	22.15	35.68
48	22.07	35.18
49	21.90	34.75
50	21.85	34.31
51	21.80	33.88
52	21.75	33.44
53	21.70	33.00
54	21.66	32.57
55	21.61	32.13
56	21.56	31.69
57	21.51	31.26
58	21.46	30.82
59	21.42	30.39
60	21.37	29.96
61	21.32	29.96
62	21.27	29.96
63	21.22	29.96
64	21.18	29.96
65	21.13	29.96
66	21.08	29.96
67	21.03	29.96
68	20.98	29.96
69	20.93	29.96
70	20.89	29.96
71	20.84	29.96
72	20.79	29.96
Thereafter	20.79	29.96

Long Beach Mortgage Loan Trust 2005-1
Available Funds Schedules

FRM PPC: 115%
ARM PPC: 27%
Delinquency: 100%
Enable Call: No
(1) - 1Mo LIBOR: 20
(2) - 6Mo LIBOR: 20

Period	NetWAC Subs	Effective Subs NetWAC
1	3.94	3.94
2	7.04	10.00
3	6.36	10.00
4	6.57	10.00
5	6.36	10.00
6	6.58	10.00
7	6.36	10.00
8	6.36	10.00
9	6.58	10.00
10	6.37	10.00
11	6.58	10.00
12	6.37	10.00
13	6.37	10.00
14	7.05	10.00
15	6.37	10.00
16	6.58	10.00
17	6.38	10.00
18	6.59	10.00
19	6.38	10.00
20	6.38	10.00
21	6.59	10.00
22	6.56	10.00
23	7.48	10.00
24	7.23	9.99
25	7.23	9.99
26	8.00	9.98
27	7.22	9.98
28	7.64	9.97
29	8.05	9.95
30	8.31	9.95
31	8.04	9.94
32	8.04	9.94
33	8.30	9.93
34	8.22	9.92
35	9.19	9.88
36	8.88	9.88
37	8.88	9.87
38	9.48	9.85
39	8.87	9.78
40	9.34	9.77
41	9.67	9.78
42	9.98	9.98
43	9.65	9.75
44	9.64	9.74
45	9.96	9.96

Long Beach Mortgage Loan Trust 2005-1
Excess Spread Analysis

FRM PPC: 115%
ARM PPC: 27%
Delinquency: 100%
Enable Call: No
FWD LIBOR + 100bps from month 7 onward

Period	1 Mo LIBOR	6 Mo LIBOR	Excess Spread
1	2.35000	2.62800	2.09
2	2.42300	2.73200	3.95
3	2.53200	2.83600	3.56
4	2.67200	2.93100	3.52
5	2.80000	3.01400	3.29
6	2.90300	3.08400	3.29
7	3.97100	4.14700	2.12
8	4.03500	4.21000	2.05
9	4.10000	4.27000	2.13
10	4.16300	4.32900	1.92
11	4.21600	4.38500	2.02
12	4.27500	4.44000	1.81
13	4.34000	4.49200	1.74
14	4.39500	4.53900	2.14
15	4.44700	4.58500	1.63
16	4.49600	4.62700	1.74
17	4.53900	4.66100	1.54
18	4.57900	4.68700	1.66
19	4.62300	4.71100	1.46
20	4.66600	4.73700	1.42
21	4.69500	4.76500	1.54
22	4.69900	4.79600	1.55
23	4.68700	4.83500	2.38
24	4.72100	4.88300	2.18
25	4.78100	4.93300	2.11
26	4.83100	4.98000	2.54
27	4.87900	5.02400	1.99
28	4.92600	5.06700	2.26
29	4.97200	5.10700	2.69
30	5.01500	5.14400	2.81
31	5.05600	5.17900	2.58
32	5.09400	5.21000	2.54
33	5.13000	5.24000	2.66
34	5.16300	5.26900	2.63
35	5.19200	5.29600	3.45
36	5.21800	5.32400	3.22
37	5.24300	5.35100	3.18
38	5.27000	5.37900	3.52
39	5.29800	5.40800	3.09
40	5.32500	5.43700	3.37
41	5.35300	5.46700	3.44
42	5.38100	5.49800	3.60
43	5.41000	5.52900	3.35
44	5.43900	5.56100	3.31
45	5.46900	5.59500	3.47

Period	NetWAC Subs	Effective Subs NetWAC	Period	1 Mo LIBOR	6 Mo LIBOR	Excess Spread
46	9.80	9.80	46	5.50000	5.62900	3.26
47	10.77	10.77	47	5.53200	5.66300	3.55
48	10.41	10.41	48	5.56600	5.69600	3.30
49	10.41	10.41	49	5.60100	5.72800	3.26
50	11.51	11.51	50	5.63700	5.75800	3.84
51	10.39	10.39	51	5.67000	5.78400	3.18
52	10.90	10.90	52	5.70100	5.80800	3.39
53	11.16	11.16	53	5.72800	5.82700	3.25
54	11.53	11.53	54	5.75300	5.84400	3.43
55	11.15	11.15	55	5.77500	5.85600	3.19
56	11.14	11.14	56	5.79300	5.86800	3.17
57	11.50	11.50	57	5.80700	5.88100	3.37
58	11.13	11.13	58	5.81800	5.89700	3.16
59	11.51	11.51	59	5.82500	5.91600	3.43
60	11.13	11.13	60	5.82700	5.93800	3.21
61	11.12	11.12	61	5.84200	5.96500	3.20
62	12.31	12.31	62	5.87200	5.99300	3.81
63	11.11	11.11	63	5.90000	6.02000	3.14
64	11.47	11.47	64	5.92900	6.04700	3.35
65	11.10	11.10	65	5.95600	6.07200	3.21
66	11.46	11.46	66	5.98200	6.09700	3.40
67	11.08	11.08	67	6.00800	6.12100	3.16
68	11.08	11.08	68	6.03200	6.14300	3.14
69	11.44	11.44	69	6.05600	6.16400	3.35
70	11.06	11.06	70	6.07900	6.18500	2.65
71	11.43	11.43	71	6.10000	6.20400	2.85
72	11.05	11.05	72	6.12100	6.22200	2.71
73	11.04	11.04	73	6.14000	6.23800	2.71
74	12.22	12.22	74	6.15800	6.25300	3.14
75	11.03	11.03	75	6.17500	6.26700	2.72
76	11.39	11.39	76	6.19100	6.28000	2.87
77	11.02	11.02	77	6.20500	6.29100	2.79
78	11.37	11.37	78	6.21800	6.30000	2.92
79	11.00	11.00	79	6.22900	6.30800	2.82
80	10.99	10.99	80	6.24000	6.31600	2.84
81	11.35	11.35	81	6.24800	6.32400	2.97
82	10.97	10.97	82	6.25500	6.33400	2.89
83	11.33	11.33	83	6.26100	6.34500	3.04
84	10.96	10.96	84	6.26500	6.35700	2.97
85	10.95	10.95	85	6.27400	6.37200	3.00
86	11.70	11.70	86	6.28900	6.38700	3.22
87	10.93	10.93	87	6.30400	6.40200	3.10
88	11.29	11.29	88	6.31900	6.41700	3.24
89	10.92	10.92	89	6.33400	6.43300	3.25
90	11.27	11.27	90	6.34900	6.44800	3.38
91	10.90	10.90	91	6.36400	6.46300	3.38
92	10.89	10.89	92	6.37900	6.47800	3.45
93	11.24	11.24	93	6.39300	6.49200	3.57
94	10.87	10.87	94	6.40800	6.50700	3.61
95	11.22	11.22	95	6.42300	6.52200	3.74
96	10.85	10.85	96	6.43700	6.53700	3.80
97	10.84	10.84	97	6.45200	6.55200	3.89
98	12.00	12.00	98	6.46600	6.56600	3.98
99	10.83	10.83	99	6.48000	6.58100	4.09
100	11.18	11.18	100	6.49500	6.59600	4.21
101	10.81	10.81	101	6.50900	6.61100	4.35
102	11.16	11.16	102	6.52400	6.62500	4.47
103	10.79	10.79	103	6.53800	6.64000	4.60
104	10.78	10.78	104	6.55200	6.65500	4.73
105	11.13	11.13	105	6.56700	6.67000	4.86
106	10.76	10.76	106	6.58100	6.68500	5.00
107	11.11	11.11	107	6.59600	6.70000	5.17
108	10.74	10.74	108	6.61000	6.71500	5.31
109	10.74	10.74	109	6.62500	6.73000	5.46
110	11.88	11.88	110	6.64000	6.74600	5.61
111	10.72	10.72	111	6.65500	6.76100	5.77

Period	NetWAC Subs	Effective Subs NetWAC	Period	1 Mo LIBOR	6 Mo LIBOR	Excess Spread
112	11.06	11.06	112	6.67000	6.77700	5.94
113	10.70	10.70	113	6.68500	6.79200	6.14
114	11.04	11.04	114	6.70000	6.80800	6.31
115	10.68	10.68	115	6.71500	6.82400	6.48
116	10.67	10.67	116	6.73000	6.83900	6.67
117	11.02	11.02	117	6.74600	6.85100	6.85
118	10.65	10.65	118	6.76100	6.86100	7.05
119	11.00	11.00	119	6.77700	6.86800	7.28
120	10.63	10.63	120	6.79300	6.87300	7.48
121	10.62	10.62	121	6.80100	6.87500	7.69
122	11.75	11.75	122	6.80200	6.87600	7.90
123	10.60	10.60	123	6.80300	6.87800	8.12
124	10.95	10.95	124	6.80400	6.87900	8.35
125	10.58	10.58	125	6.80500	6.88100	8.59
126	10.93	10.93	126	6.80600	6.88300	8.83
127	10.56	10.56	127	6.80800	6.88600	9.07
128	10.55	10.55	128	6.81000	6.88900	9.32
129	10.89	10.89	129	6.81200	6.89200	9.58
130	10.53	10.53	130	6.81500	6.89500	9.85
131	10.87	10.87	131	6.81800	6.89900	10.11
132	10.51	10.51	132	6.82100	6.90300	10.10
133	10.50	10.50	133	6.82400	6.90800	10.09
134	11.22	11.22	134	6.82800	6.91300	10.08
135	10.48	10.48	135	6.83200	6.91800	10.07
136	10.82	10.82	136	6.83700	6.92400	10.07
137	10.46	10.46	137	6.84200	6.93000	10.08
138	10.80	10.80	138	6.84800	6.93700	10.07
139	10.44	10.44	139	6.85400	6.94500	10.06
140	10.43	10.43	140	6.86000	6.95400	10.05
141	10.77	10.77	141	6.86700	6.96500	10.04
142	10.41	10.41	142	6.87500	6.97700	10.04
143	10.75	10.75	143	6.88300	6.99200	10.07
144	10.39	10.39	144	6.89100	7.00800	10.06
145	10.38	10.38	145	6.90500	7.02500	10.05
146	11.48	11.48	146	6.92400	7.04200	10.04
147	10.36	10.36	147	6.94200	7.05900	10.03
148	10.70	10.70	148	6.95900	7.07400	10.03
149	10.34	10.34	149	6.97600	7.08900	10.08
150	10.68	10.68	150	6.99100	7.10300	10.07
151	10.32	10.32	151	7.00600	7.11600	10.06
152	10.31	10.31	152	7.02000	7.12800	10.05
153	10.64	10.64	153	7.03300	7.13900	10.04
154	10.29	10.29	154	7.04500	7.14900	10.04
155	10.62	10.62	155	7.05700	7.15800	10.07
156	10.27	10.27	156	7.06700	7.16500	10.06
157	10.26	10.26	157	7.07600	7.17200	10.05
158	11.35	11.35	158	7.08400	7.17800	10.04
159	10.24	10.24	159	7.09200	7.18300	10.03
160	10.57	10.57	160	7.09800	7.18600	10.03
161	10.22	10.22	161	7.10300	7.18900	10.03
162	10.55	10.55	162	7.10700	7.19000	10.02
163	10.20	10.20	163	7.11000	7.19000	10.01
164	10.19	10.19	164	7.11200	7.18900	10.00
165	10.51	10.51	165	7.11300	7.18700	9.99
166	10.17	10.17	166	7.11200	7.18300	9.98
167	10.49	10.49	167	7.11000	7.17800	9.97
168	10.14	10.14	168	7.10700	7.17200	9.96
169	10.13	10.13	169	7.10300	7.16400	9.95
170	11.21	11.21	170	7.09800	7.15500	9.94
171	10.11	10.11	171	7.09100	7.14500	9.93
172	10.44	10.44	172	7.08300	7.13300	9.91
173	10.09	10.09	173	7.07300	7.12000	9.88
174	10.42	10.42	174	7.06300	7.10500	9.87
175	10.07	10.07	175	7.05100	7.08900	9.86
176	10.06	10.06	176	7.03700	7.07400	9.85
177	10.39	10.39	177	7.02200	7.06200	9.84
178	10.04	10.04	178	7.00600	7.05500	9.82

Period	NetWAC Subs	Effective Subs NetWAC
179	10.36	10.36
180	10.02	10.02
181	10.00	10.00
182	10.68	10.68
183	9.98	9.98
184	10.30	10.30
185	9.96	9.96
186	10.28	10.28
187	9.93	9.93
188	9.92	9.92
189	10.24	10.24
190	9.90	9.90
191	10.22	10.22
192	9.87	9.87
193	9.86	9.86
194	10.91	10.91
195	9.84	9.84
196	10.16	10.16
197	9.82	9.82
198	10.13	10.13
199	9.79	9.79
200	9.78	9.78
201	10.09	10.09
202	9.76	9.76
203	10.07	10.07
204	9.73	9.73
205	9.72	9.72
206	10.75	10.75
207	9.70	9.70
208	10.01	10.01
209	9.67	9.67
210	9.98	9.98
211	9.65	9.65
212	9.64	9.64
213	9.95	9.95
214	9.61	9.61
215	9.92	9.92
216	9.59	9.59
217	9.58	9.58
218	10.59	10.59
219	9.55	9.55
220	9.86	9.86
221	9.53	9.53
222	9.84	9.84
223	9.51	9.51
224	9.49	9.49
225	9.80	9.80
226	9.47	9.47
227	9.77	9.77
228	9.45	9.45
229	9.43	9.43
230	10.07	10.07
231	9.41	9.41
232	9.71	9.71
233	9.39	9.39
234	9.69	9.69
235	9.36	9.36
236	9.35	9.35
237	9.65	9.65
238	9.33	9.33
239	9.63	9.63
240	9.30	9.30
241	9.29	9.29
242	10.28	10.28
243	9.27	9.27
244	9.57	9.57
245	9.25	9.25
246	9.54	9.54

Period	1 Mo LIBOR	6 Mo LIBOR	Excess Spread
179	6.98800	7.05100	9.78
180	6.96800	7.05200	9.77
181	6.96200	7.05700	9.76
182	6.97000	7.06400	9.74
183	6.97700	7.07100	9.73
184	6.98500	7.07800	9.73
185	6.99200	7.08400	9.73
186	6.99800	7.09000	9.72
187	7.00500	7.09600	9.71
188	7.01100	7.10100	9.70
189	7.01600	7.10600	9.69
190	7.02200	7.11100	9.68
191	7.02700	7.11500	9.69
192	7.03100	7.11900	9.68
193	7.03600	7.12200	9.67
194	7.04000	7.12600	9.65
195	7.04300	7.12800	9.64
196	7.04700	7.13100	9.64
197	7.05000	7.13300	9.63
198	7.05200	7.13500	9.62
199	7.05400	7.13600	9.61
200	7.05600	7.13700	9.60
201	7.05800	7.13700	9.59
202	7.05900	7.13700	9.58
203	7.05900	7.13700	9.57
204	7.06000	7.13600	9.56
205	7.06000	7.13500	9.55
206	7.05900	7.13300	9.54
207	7.05800	7.13100	9.53
208	7.05700	7.12900	9.52
209	7.05500	7.12600	9.50
210	7.05300	7.12200	9.49
211	7.05000	7.11800	9.48
212	7.04700	7.11400	9.47
213	7.04300	7.10900	9.46
214	7.03900	7.10400	9.44
215	7.03500	7.09800	9.42
216	7.03000	7.09200	9.41
217	7.02400	7.08500	9.40
218	7.01900	7.07800	9.39
219	7.01200	7.07000	9.38
220	7.00500	7.06100	9.36
221	6.99800	7.05300	9.33
222	6.99000	7.04300	9.32
223	6.98200	7.03300	9.31
224	6.97300	7.02300	9.30
225	6.96400	7.01200	9.29
226	6.95400	7.00000	9.28
227	6.94300	6.98800	9.24
228	6.93200	6.97600	9.23
229	6.92100	6.96300	9.22
230	6.90900	6.94900	9.21
231	6.89600	6.93500	9.20
232	6.88300	6.92000	9.18
233	6.86900	6.90400	9.14
234	6.85500	6.88800	9.12
235	6.84000	6.87100	9.11
236	6.82500	6.85500	9.10
237	6.80900	6.84200	9.09
238	6.79200	6.83100	9.07
239	6.77500	6.82200	9.03
240	6.75700	6.81600	9.02
241	6.74700	6.81200	9.01
242	6.74500	6.81000	9.00
243	6.74300	6.80700	8.99
244	6.74100	6.80500	8.98
245	6.73900	6.80300	8.96
246	6.73600	6.80100	8.95

Period	NetWAC Subs	Effective Subs NetWAC	Period	1 Mo LIBOR	6 Mo LIBOR	Excess Spread
247	9.22	9.22	247	6.73400	6.79800	8.94
248	9.21	9.21	248	6.73200	6.79600	8.93
249	9.51	9.51	249	6.73000	6.79400	8.92
250	9.19	9.19	250	6.72700	6.79100	8.91
251	9.48	9.48	251	6.72500	6.78900	8.90
252	9.16	9.16	252	6.72300	6.78600	8.89
253	9.15	9.15	253	6.72000	6.78400	8.88
254	10.12	10.12	254	6.71800	6.78100	8.87
255	9.13	9.13	255	6.71600	6.77900	8.86
256	9.42	9.42	256	6.71300	6.77700	8.85
257	9.11	9.11	257	6.71100	6.77400	8.83
258	9.40	9.40	258	6.70800	6.77200	8.82
259	9.08	9.08	259	6.70600	6.76900	8.81
260	9.07	9.07	260	6.70400	6.76700	8.80
261	9.36	9.36	261	6.70100	6.76400	8.79
262	9.05	9.05	262	6.69900	6.76200	8.78
263	9.34	9.34	263	6.69600	6.75900	8.77
264	9.03	9.03	264	6.69400	6.75700	8.76
265	9.01	9.01	265	6.69100	6.75400	8.75
266	9.97	9.97	266	6.68900	6.75100	8.74
267	8.99	8.99	267	6.68600	6.74900	8.73
268	9.28	9.28	268	6.68400	6.74600	8.72
269	8.97	8.97	269	6.68200	6.74400	8.70
270	9.26	9.26	270	6.67900	6.74100	8.69
271	8.95	8.95	271	6.67700	6.73900	8.68
272	8.93	8.93	272	6.67400	6.73600	8.67
273	9.22	9.22	273	6.67200	6.73400	8.67
274	8.91	8.91	274	6.66900	6.73100	8.65
275	9.20	9.20	275	6.66700	6.72900	8.64
276	8.89	8.89	276	6.66400	6.72600	8.63
277	8.88	8.88	277	6.66200	6.72400	8.62
278	9.48	9.48	278	6.65900	6.72100	8.61
279	8.86	8.86	279	6.65700	6.71900	8.60
280	9.14	9.14	280	6.65500	6.71600	8.59
281	8.84	8.84	281	6.65200	6.71400	8.58
282	9.12	9.12	282	6.65000	6.71100	8.57
283	8.81	8.81	283	6.64700	6.70900	8.56
284	8.80	8.80	284	6.64500	6.70700	8.55
285	9.08	9.08	285	6.64300	6.70400	8.54
286	8.78	8.78	286	6.64000	6.70200	8.53
287	9.06	9.06	287	6.63800	6.69900	8.52
288	8.76	8.76	288	6.63500	6.69700	8.51
289	8.75	8.75	289	6.63300	6.69500	8.50
290	9.67	9.67	290	6.63100	6.69200	8.49
291	8.73	8.73	291	6.62800	6.69000	8.48
292	9.01	9.01	292	6.62600	6.68800	8.47
293	8.71	8.71	293	6.62400	6.68500	8.46
294	8.99	8.99	294	6.62200	6.68300	8.45
295	8.69	8.69	295	6.61900	6.68100	8.44
296	8.67	8.67	296	6.61700	6.67900	8.44
297	8.95	8.95	297	6.61500	6.67700	8.43
298	8.65	8.65	298	6.61300	6.67400	8.42
299	8.93	8.93	299	6.61100	6.67200	8.40
300	8.63	8.63	300	6.60900	6.67000	8.40
301	8.62	8.62	301	6.60600	6.66800	8.39
302	9.54	9.54	302	6.60400	6.66600	8.38
303	8.60	8.60	303	6.60200	6.66400	8.37
304	8.88	8.88	304	6.60000	6.66200	8.36
305	8.58	8.58	305	6.59800	6.66000	8.35
306	8.86	8.86	306	6.59600	6.65800	8.34
307	8.56	8.56	307	6.59400	6.65600	8.33
308	8.55	8.55	308	6.59200	6.65400	8.33
309	8.83	8.83	309	6.59100	6.65200	8.32
310	8.53	8.53	310	6.58900	6.65100	8.31
311	8.81	8.81	311	6.58700	6.64900	8.30
312	8.51	8.51	312	6.58500	6.64700	8.29
313	8.50	8.50	313	6.58300	6.64500	8.28
314	9.40	9.40	314	6.58200	6.64400	8.27
315	8.48	8.48	315	6.58000	6.64200	8.27
316	8.76	8.76	316	6.57800	6.64000	8.26
317	8.47	8.47	317	6.57700	6.63900	8.25

Period	NetWAC Subs	Effective Subs NetWAC
318	8.74	8.74
319	8.45	8.45
320	8.44	8.44
321	8.71	8.71
322	8.42	8.42
323	8.69	8.69
324	8.40	8.40
325	8.39	8.39
326	8.96	8.96
327	8.38	8.38
328	8.65	8.65
329	8.36	8.36
330	8.63	8.63
331	8.34	8.34
332	8.33	8.33
333	8.60	8.60
334	8.32	8.32
335	8.59	8.59
336	8.30	8.30
337	8.29	8.29
338	9.18	9.18
339	8.28	8.28
340	8.55	8.55
341	8.27	8.27
342	8.54	8.54
343	8.26	8.26
344	8.25	8.25
345	8.52	8.52
346	8.24	8.24
347	8.52	8.52
348	8.24	8.24
349	8.24	8.24
350	9.13	9.13
351	8.25	8.25
352	8.53	8.53
353	8.28	8.28
354	8.58	8.58
355	8.36	8.36
356	8.47	8.47
357	9.08	9.08
358	11.92	11.92
359	7.13	7.13
360	0.00	0.00
361	0.00	0.00
362	0.00	0.00
363	0.00	0.00

Period	1 Mo LIBOR	6 Mo LIBOR	Excess Spread
318	6.57500	6.63700	8.24
319	6.57400	6.63600	8.23
320	6.57200	6.63500	8.22
321	6.57100	6.63300	8.22
322	6.56900	6.63200	8.21
323	6.56800	6.63000	8.20
324	6.56600	6.62900	8.19
325	6.56500	6.62800	8.18
326	6.56400	6.62700	8.18
327	6.56300	6.62600	8.17
328	6.56200	6.62500	8.16
329	6.56000	6.62400	8.15
330	6.55900	6.62300	8.15
331	6.55800	6.62200	8.14
332	6.55700	6.62100	8.13
333	6.55600	6.62000	8.13
334	6.55600	6.61900	8.12
335	6.55500	6.61900	8.11
336	6.55400	6.61800	8.10
337	6.55300	6.61700	8.10
338	6.55300	6.61700	8.09
339	6.55200	6.61600	8.09
340	6.55100	6.61600	8.08
341	6.55100	6.61600	8.08
342	6.55100	6.61500	8.07
343	6.55000	6.61500	8.07
344	6.55000	6.61500	8.06
345	6.55000	6.61500	8.06
346	6.54900	6.61500	8.05
347	6.54900	6.61500	8.05
348	6.54900	6.61500	8.05
349	6.54900	6.61500	8.05
350	6.54900	6.61500	8.05
351	6.54900	6.61500	8.05
352	6.54900	6.61600	8.06
353	6.55000	6.61600	8.08
354	6.55000	6.61700	8.10
355	6.55000	6.61700	8.14
356	6.55100	6.61800	8.22
357	6.55100	6.61900	8.46
358	6.55200	6.61900	10.96
359	6.55200	6.62000	6.97
360	6.55300	6.62100	0.00
361	6.55300	6.62100	0.00
362	6.55300	6.62100	0.00
363	6.55300	6.62100	0.00

	% of the pool	avg .oan size	avg FICO	OLTV	Combined LTV	<600	% of primary resi	% of stated doc	WAC	DTI	fixed %	IO loans	% of CA	% of 2nd lien
all collateral	100.00%	201,545	631	80.68760403	89.97	30.93	91.30	37.98	7.07	40.66	7.49	21.57	40.94	0.00
FICO <600	30.93%	185,954	561	79.63082968	83.83	100.00	95.50	15.72	7.80	41.19	4.31	18.91	33.55	0.00
IO loans	21.57%	274,484	634	80.58216464	92.53	27.11	94.09	4.56	6.60	41.88	0.00	100.00	59.74	0.00
2nd liens	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00
first liens that have a slient 2nd behind	49.00%	207,538	653	80.19686527	99.14	15.00	98.86	45.56	6.67	41.84	3.72	27.37	45.79	0.00
$500-750k	9.59%	601,288	631	80.19855288	87.09	30.77	94.45	34.73	6.99	40.32	6.34	30.66	51.84	0.00
>$750k	2.41%	882,403	621	74.84677495	77.68	41.73	98.09	27.98	7.07	39.65	2.06	37.95	49.12	0.00
2-4 families	8.24%	227,449	651	80.57296624	88.17	19.70	77.51	50.92	7.14	40.56	10.93	8.83	27.59	0.00
stated doc	37.98%	221,877	660	79.78304204	91.05	12.80	90.28	100.00	6.99	40.93	7.45	2.59	47.25	0.00
DTI >=50	14.74%	232,346	611	80.45099516	87.45	44.01	94.37	28.24	7.13	51.62	5.17	27.65	49.22	0.00
fixed rate	7.49%	144,278	653	77.08500006	81.67	17.80	79.10	37.77	7.34	37.77	100.00	0.00	29.31	0.00
non owner and 2nd home	8.70%	127,065	656	81.74072028	82.50	16.00	0.00	42.41	7.56	33.27	17.99	14.66	27.19	0.00
S-CA	17.93%	286,756	639	79.03127305	88.78	25.25	94.56	44.65	6.74	41.96	8.01	27.20	100.00	0.00
N-CA	23.01%	306,477	641	79.77355223	90.87	25.43	93.96	43.19	6.67	42.77	3.30	34.81	100.00	0.00

Long Beach 2005-1

	#Of Laons	Balance	Avg balan	% of	Seasoning	WAC	WARM	FICO	OLTV	CLTV	DTI	% Of Full Doc	% of Primary	% of (single family and PUD)	% of cashout	% of 2nd lien
Aggregated pool	17,274	3,481,485,048	201,544.81	100.00%	2.440262484	7.0746	356.5814	631.21	80.69	89.97	40.66	62.02	91.30	72.29	40.35	0.00
DTI																
DTI 000.01-05.00	60	13,287,031	221,450.52	0.38%	2.611026457	7.1711	350.5704	633.6	74.67		3.77	81.18	63.21	78.33	70.77	0.00
DTI 005.01-10.00	150	25,274,401	168,496.01	0.73%	2.405815165	7.1215	356.1301	653.3	79.25		8.06	81.97	59.25	68.72	52.89	0.00
DTI 010.01-15.00	284	46,758,732	164,643.42	1.34%	2.663435046	7.2655	353.9576	632.23	79.97		13.10	73.38	67.19	75.99	47.92	0.00
DTI 015.01-20.00	492	78,335,187	159,217.86	2.25%	2.301405984	7.3361	356.409	633.16	80.42		18.21	71.01	68.19	76.52	47.11	0.00
DTI 020.01-25.00	802	124,054,032	154,680.84	3.56%	2.526269572	7.3162	355.4584	627.68	80.42		23.17	68.92	79.08	71.37	46.73	0.00
DTI 025.01-30.00	1,318	215,759,304	163,702.05	6.20%	2.434651798	7.3194	355.4977	628.11	80.63		28.17	65.12	81.45	75.34	49.31	0.00
DTI 030.01-35.00	1,994	358,473,258	179,775.96	10.30%	2.415552986	7.2052	356.824	629.25	80.47		33.17	61.58	88.72	72.56	45.52	0.00
DTI 035.01-40.00	2,763	534,089,671	193,300.64	15.34%	2.455773106	7.0909	355.9699	636.47	80.58		38.19	56.98	92.45	72.80	39.45	0.00
DTI 040.01-45.00	3,533	740,884,732	209,704.14	21.28%	2.429884117	7.0038	356.7549	637.43	80.94		43.18	55.76	94.81	70.78	34.29	0.00
DTI 045.01-50.00	4,857	1,095,619,839	225,575.42	31.47%	2.452762955	6.8808	357.1924	634.88	81.25		48.15	63.03	96.09	71.38	32.15	0.00
DTI 050.01-55.00	1,007	245,959,051	244,249.31	7.06%	2.358007158	7.4531	356.7962	589.21	78.86		53.18	73.92	92.09	75.56	71.69	0.00
DTI 055.01+	14	2,989,811	213,557.92	0.09%	3.906337881	7.5408	353.098	597.36	78.67		67.22	36.39	98.81	39.52	65.63	0.00
IO loans only	2,736	750,987,920	274,483.89	21.57%	2.424599226	6.5963	357.5754	633.8	80.58		41.88	95.44	94.09	71.43	37.41	0.00
Silent 2nds	8,220	1,705,963,178	207,538.10	49.00%	2.397204043	6.6652	357.5469	653.49	80.20	99.14	41.84	54.44	98.86	70.59	12.14	0.00
rates:																
9.5-10	381	39,405,227	103,425.79	1.13%	2.719285515	9.7447	354.101	552.11	78.90		38.73	65.55	87.11	83.72	49.26	0.00
10.01-10.5	179	16,945,117	94,665.46	0.49%	2.562134835	10.265	352.7604	544.9	73.11		38.56	84.28	92.16	89.53	38.36	0.00
10.51-11	109	9,834,188	90,221.91	0.28%	2.692314531	10.742	348.1022	536.46	68.04		38.06	80.30	89.99	82.26	33.06	0.00
11.01-12	99	9,631,871	97,291.63	0.28%	2.774392056	11.447	356.0259	524.73	63.74		39.70	90.44	94.99	80.32	45.44	0.00
12.01-13	28	1,878,050	67,073.23	0.05%	2.393721394	12.422	357.6063	521.21	65.88		41.37	88.00	92.66	92.01	36.88	0.00
gt 13%	0	0	0	0	0	0	0	0	0	0	0	0.00	0.00	0.00	0.00	0.00
FICO---																
<500	8	1,120,990	140,123.73	0.03%	4.960637929	8.7683	355.0394	491.73	78.32		43.82	28.72	83.70	100.00	93.66	0.00
501-525	870	151,316,935	173,927.51	4.35%	2.823707738	8.8047	356.4523	514.25	74.87		42.11	79.12	96.95	79.39	72.77	0.00
526-550	1,202	218,760,769	181,997.31	6.28%	2.45664709	8.30	356.8147	539.09	78.83		40.76	83.12	95.96	76.80	69.01	0.00
551-575	1,440	282,543,642	196,210.86	8.12%	2.334021038	7.7359	356.9411	564.16	80.79		40.79	83.84	94.35	75.48	63.46	0.00
576-600	2,366	441,540,930	186,619.16	12.68%	2.384534853	7.2191	356.7284	587.54	81.08		41.28	86.53	95.54	75.83	46.59	0.00
601-625	2,507	492,036,285	196,264.97	14.13%	2.317702466	6.99	356.9638	613.34	81.75		40.94	80.50	93.78	72.50	44.81	0.00
626-650	2,680	544,802,267	203,284.43	15.65%	2.395855082	6.8569	356.4393	638	81.51		40.84	57.00	90.46	70.62	36.18	0.00
<50,000	848	35,037,302	41,317.57	1.01%	2.405456844	8.7679	347.6118	615.21	79.87		33.68	75.20	52.73	88.87	46.05	0.00
50,000-75,000	1,548	97,105,966	62,729.95	2.79%	2.396190777	8.32	353.7072	619.03	81.24		34.89	72.59	65.45	86.03	38.40	0.00
75,000-100,000	1,760	154,708,402	87,902.50	4.44%	2.414395776	7.7294	354.8301	618.78	81.09		37.51	72.51	80.76	77.59	35.96	0.00
400,000-500,000	844	377,762,933	447,586.41	10.85%	2.469524867	6.7628	357.1022	638.4	80.87		42.12	53.27	94.52	72.41	40.76	0.00
500,001-600,000	322	177,688,240	551,826.83	5.10%	2.410935481	6.8889	356.4553	641.92	80.97		40.36	62.34	93.72	69.14	44.45	0.00
>600,000	164	105,778,573	644,991.30	3.04%	2.371556159	7.0785	357.6284	619.86	79.70		40.57	64.67	95.86	71.70	49.90	0.00

	#Of Laons	Balance	Avg balan	% of	Seasoning	WAC	WARM	FICO	OLTV	CLTV	DTI	% Of Full Doc	% of Primary	% of (single family and PUD)	% of cashout	% of 2nd lien
Aggregated pool	17,274	3,481,485,048	201,544.81	100.00%	2.440262484	7.0746	356.5814	631.21	80.69	89.97	40.66	62.02	91.30	72.29	40.35	0.00
LTV																
80-85	1,268	275,595,064	217,346.26	7.92%	2.44130926	7.524	356.97	594.55	84.57		40.94	72.87	89.91	71.97	68.20	0.00
85.01-90	2,582	486,935,448	188,588.48	13.99%	2.277689896	7.5995	357.0049	621.47	89.75		39.17	72.35	76.97	72.19	54.07	0.00
90.01-95	724	144,972,707	200,238.55	4.16%	2.129886411	7.741	357.4238	624.44	94.79		39.66	77.11	96.22	72.74	48.48	0.00
95.01-100	398	54,736,502	137,528.90	1.57%	2.474542911	8.4141	357.5255	642.36	99.93		40.58	98.94	100.00	76.87	12.26	0.00
Stated doc	5,812	1,283,738,605	220,877.25	36.87%	2.338120751	6.9855	356.6558	661.03	79.79		40.92	0.00	90.13	71.77	31.94	0.00
Limited doc	148	38,649,744	261,146.92	1.11%	2.035952961	7.0189	357.0195	622.89	79.46		41.18	0.00	95.37	78.94	44.73	0.00
2nd home	161	37,049,482	230,121.00	1.06%	2.063629908	7.147	357.2751	647.23	83.91		34.49	65.06	0.00	63.66	39.17	0.00
investment property	2,223	265,873,512	119,601.22	7.64%	2.251037908	7.6171	355.0366	657.33	81.44		33.10	56.55	0.00	65.04	55.07	0.00
cash out loans	6,845	1,404,878,283	205,241.53	40.35%	2.446887007	7.258	355.6212	608.54	79.40		40.10	69.58	88.55	76.80	100.00	0.00
condo	1,217	229,897,455	188,905.06	6.60%	2.471761368	6.9089	356.8701	642.3	80.98		41.34	63.65	89.84	0.00	30.70	0.00
2-4 family	1,261	286,812,698	227,448.61	8.24%	2.404144901	7.1397	356.1364	651.44	80.57		40.56	49.08	77.51	0.00	35.15	0.00
fixed rate	15,466	3,220,630,307	208,239.38	92.51%	2.394082533	7.0531	357.6059	629.41	80.98		40.90	62.00	92.29	72.25	38.89	0.00
arm	1,808	260,854,741	144,278.06	7.49%	3.010420996	7.3401	343.9328	653.35	77.09		37.77	62.23	79.10	72.76	58.45	0.00
CA	4,791	1,425,399,924	297,516.16	40.94%	2.576117632	6.7036	356.7599	640.27	79.45		42.42	56.17	94.22	78.97	36.78	0.00
FL	1,247	207,789,095	166,631.19	5.97%	2.325933111	7.2552	356.22	630.69	81.31		38.88	59.57	89.09	56.97	40.90	0.00
MA	151	41,854,992	277,185.38	1.20%	2.398547953	6.9526	357.6015	632.68	80.26		42.77	52.42	97.41	63.89	38.26	0.00
NY	414	126,298,910	305,069.83	3.63%	2.297891677	7.0166	355.8433	656.96	79.82		41.33	34.94	96.15	55.13	26.82	0.00

% of IOs
21.57
27.44
28.92
17.69
16.84
18.81
15.67
16.97
19.15
20.73
26.13
23.39
29.46
100.00
27.37
0.90
0.00
0.00
0.00
0.00
0.00
0.00
1.73
3.73
22.00
30.86
30.64
24.43
0.00
1.40
5.13
27.33
31.16
29.31

% of IOs
21.57
18.13
22.66
2.51
3.26
1.16
49.98
28.42
12.75
20.00
25.91
8.83
23.32
0.00
31.48
18.51
8.36
4.49

Product	Number of Mortgage Loans	Aggregate Principal Balance	Pct of Loans by Principal Balance	W.A. Credit Score	W.A. Combined Original LTV
2/28 LIBOR I/O	2,603	714,239,677	95.11	633	80.59
3/27 LIBOR I/O	95	24,329,775	3.24	641	80.42
5/25 LIBOR I/O	38	12,418,468	1.65	639	80.69
Total	**2,736**	**750,987,920**	**100.00**	**634**	**80.58**

Amortization	Number of Mortgage Loans	Aggregate Principal Balance	Pct of Loans by Principal Balance	W.A. Credit Score	W.A. Combined Original LTV
Interest Only	2,736	750,987,920	100.00	634	80.58
Total	**2,736**	**750,987,920**	**100.00**	**634**	**80.58**

Prepayment Penalty	Number of Mortgage Loans	Aggregate Principal Balance	Pct of Loans by Principal Balance	W.A. Credit Score	W.A. Combined Original LTV
No Prepayment Penalty	375	98,922,855	13.17	634	80.53
Prepayment Penalty	2,361	652,065,065	86.83	634	80.59
Total	**2,736**	**750,987,920**	**100.00**	**634**	**80.58**

Range Of Principal Balance as of Cut-Off Date	Number of Mortgage Loans	Aggregate Principal Balance	Pct of Loans by Principal Balance	W.A. Credit Score	W.A. Combined Original LTV
50,000.01- 100,000.00	118	9,988,620	1.33	637	79.72
100,000.01- 150,000.00	399	50,863,213	6.77	631	80.59
150,000.01- 200,000.00	490	85,975,732	11.45	631	80.47
200,000.01- 250,000.00	430	96,205,126	12.81	636	80.87
250,000.01- 300,000.00	379	104,249,192	13.88	638	80.28
300,000.01- 350,000.00	270	87,508,797	11.65	634	81.25
350,000.01- 400,000.00	219	81,718,355	10.88	636	81.17
400,000.01- 450,000.00	124	52,820,061	7.03	631	81.05
450,000.01- 500,000.00	101	48,026,733	6.40	640	81.45
500,000.01- 550,000.00	53	27,794,224	3.70	633	81.49
550,000.01- 600,000.00	48	27,573,366	3.67	641	80.28
600,000.01- 650,000.00	28	17,495,603	2.33	615	80.57
650,000.01- 700,000.00	20	13,502,856	1.80	615	78.82
700,000.01- 750,000.00	21	15,449,036	2.06	642	81.47
750,000.01- 800,000.00	9	7,015,341	0.93	645	77.98
800,000.01- 850,000.00	11	9,254,416	1.23	612	79.85
850,000.01- 900,000.00	3	2,677,500	0.36	591	78.33
950,000.01- 1,000,000.00	13	12,869,750	1.71	639	70.73
Total	**2,736**	**750,987,920**	**100.00**	**634**	**80.58**

Original Term to Maturity	Number of Mortgage Loans	Aggregate Principal Balance	Pct of Loans by Principal Balance	W.A. Credit Score	W.A. Combined Original LTV
360	2,736	750,987,920	100.00	634	80.58
Total	**2,736**	**750,987,920**	**100.00**	**634**	**80.58**

Range Of Remaining Term to Maturity	Number of Mortgage Loans	Aggregate Principal Balance	Pct of Loans by Principal Balance	W.A. Credit Score	W.A. Combined Original LTV
301- 360	2,736	750,987,920	100.00	634	80.58
Total	**2,736**	**750,987,920**	**100.00**	**634**	**80.58**

Property Type	Number of Mortgage Loans	Aggregate Principal Balance	Pct of Loans by Principal Balance	W.A. Credit Score	W.A. Combined Original LTV
2-4 Units	79	25,335,862	3.37	655	81.15
Condominium	258	59,560,604	7.93	644	80.89
PUD	457	128,571,264	17.12	632	80.24
Single Family	1,936	536,403,121	71.43	632	80.60
Townhouse	6	1,117,069	0.15	646	80.70
Total	**2,736**	**750,987,920**	**100.00**	**634**	**80.58**

Occupancy	Number of Mortgage Loans	Aggregate Principal Balance	Pct of Loans by Principal Balance	W.A. Credit Score	W.A. Combined Original LTV
Non-owner	162	33,886,710	4.51	655	83.13
Owner Occupied	2,543	706,572,479	94.09	633	80.40
Second Home	31	10,528,731	1.40	639	84.68
Total	**2,736**	**750,987,920**	**100.00**	**634**	**80.58**

Purpose	Number of Mortgage Loans	Aggregate Principal Balance	Pct of Loans by Principal Balance	W.A. Credit Score	W.A. Combined Original LTV
Cash Out Refinance	949	280,944,562	37.41	618	80.21
Purchase	1,686	440,408,624	58.64	645	80.86
Rate/Term Refinance	101	29,634,734	3.95	620	79.98
Total	**2,736**	**750,987,920**	**100.00**	**634**	**80.58**

Range Of Original Loan-to-Value Ratio	Number of Mortgage Loans	Aggregate Principal Balance	Pct of Loans by Principal Balance	W.A. Credit Score	W.A. Combined Original LTV
20.01- 25.00	1	60,000	0.01	646	23.72
25.01- 30.00	1	66,700	0.01	593	29.00
30.01- 35.00	2	270,000	0.04	580	33.51
35.01- 40.00	1	200,000	0.03	570	38.46
40.01- 45.00	3	503,000	0.07	611	41.99
45.01- 50.00	8	3,589,964	0.48	631	47.38
50.01- 55.00	13	3,158,290	0.42	595	53.36
55.01- 60.00	14	4,396,840	0.59	627	57.32
60.01- 65.00	33	11,840,026	1.58	604	63.45
65.01- 70.00	43	15,303,099	2.04	601	68.70
70.01- 75.00	84	30,673,386	4.08	613	73.77
75.01- 80.00	1,974	515,201,806	68.60	643	79.93
80.01- 85.00	154	49,970,352	6.65	609	84.40
85.01- 90.00	388	110,325,634	14.69	618	89.75
90.01- 95.00	13	3,645,498	0.49	626	94.89
95.01-100.00	4	1,783,325	0.24	667	98.73
Total	**2,736**	**750,987,920**	**100.00**	**634**	**80.58**

STATE	Number of Mortgage Loans	Aggregate Principal Balance	Pct of Loans by Principal Balance	W.A. Credit Score	W.A. Combined Original LTV
Alaska	1	210,400	0.03	616	80.00
Arizona	49	8,526,050	1.14	626	81.74
California	1,356	448,653,122	59.74	636	80.19
Colorado	278	56,898,174	7.58	627	81.36
Connecticut	12	4,433,220	0.59	608	73.21
Florida	175	38,457,881	5.12	635	80.71
Georgia	120	23,725,551	3.16	630	82.04
Illinois	69	15,835,670	2.11	631	80.89
Indiana	2	144,100	0.02	607	81.94
Maryland	42	11,689,866	1.56	623	78.87
Massachusetts	8	3,500,350	0.47	634	83.71
Michigan	32	6,864,859	0.91	608	82.91
Minnesota	18	3,735,270	0.50	616	87.78
Missouri	1	152,000	0.02	627	95.00
Nebraska	2	461,200	0.06	663	88.59
Nevada	60	13,843,674	1.84	639	81.05
New Jersey	14	6,304,299	0.84	625	85.01
New Mexico	1	272,500	0.04	621	83.51
New York	14	5,671,210	0.76	652	77.70
North Carolina	23	3,597,060	0.48	637	81.88
Ohio	12	2,444,000	0.33	605	88.06
Oregon	61	12,508,080	1.67	633	80.31
Rhode Island	1	191,200	0.03	584	80.00
Tennessee	11	2,674,160	0.36	621	80.74
Texas	39	7,330,819	0.98	631	79.36
Utah	28	5,508,057	0.73	618	82.27
Virginia	33	9,733,117	1.30	617	80.32
Washington	269	56,643,431	7.54	637	81.19
Wisconsin	5	978,600	0.13	634	79.99
Total	**2,736**	**750,987,920**	**100.00**	**634**	**80.58**

Documentation	Number of Mortgage Loans	Aggregate Principal Balance	Pct of Loans by Principal Balance	W.A. Credit Score	W.A. Combined Original LTV
Full Documentation	2,618	716,776,924	95.44	633	80.65
Limited Documentation	57	19,318,895	2.57	640	78.99
Stated Income Documentation	61	14,892,102	1.98	671	79.15
Total	**2,736**	**750,987,920**	**100.00**	**634**	**80.58**

Lien	Number of Mortgage Loans	Aggregate Principal Balance	Pct of Loans by Principal Balance	W.A. Credit Score	W.A. Combined Original LTV
First Lien	2,736	750,987,920	100.00	634	80.58
Total	**2,736**	**750,987,920**	**100.00**	**634**	**80.58**

Credit Grade	Number of Mortgage Loans	Aggregate Principal Balance	Pct of Loans by Principal Balance	W.A. Credit Score	W.A. Combined Original LTV
A	2,652	728,417,670	96.99	635	80.68
B	69	18,418,370	2.45	583	78.84
C	14	3,893,830	0.52	599	70.89
D	1	258,050	0.03	569	67.53
Total	**2,736**	**750,987,920**	**100.00**	**634**	**80.58**

Range of FICO Scores	Number of Mortgage Loans	Aggregate Principal Balance	Pct of Loans by Principal Balance	W.A. Credit Score	W.A. Combined Original LTV
501-550	33	10,788,597	1.44	534	79.94
551-600	734	198,432,401	26.42	580	80.52
601-650	1,064	287,142,958	38.24	625	80.72
651-700	636	179,929,312	23.96	673	80.49
701-750	204	57,862,837	7.70	721	80.38
751-800	64	16,659,895	2.22	766	80.99
801-850	1	171,920	0.02	802	80.00
Total	**2,736**	**750,987,920**	**100.00**	**634**	**80.58**

Range Of Gross Mortgage Rates	Number of Mortgage Loans	Aggregate Principal Balance	Pct of Loans by Principal Balance	W.A. Credit Score	W.A. Combined Original LTV
5.001- 6.000	601	185,432,463	24.69	661	79.22
6.001- 7.000	1,413	383,210,648	51.03	634	79.91
7.001- 8.000	625	161,024,965	21.44	608	82.78
8.001- 9.000	85	18,737,604	2.50	588	88.24
9.001- 10.000	12	2,582,241	0.34	552	85.63
Total	**2,736**	**750,987,920**	**100.00**	**634**	**80.58**

Range Of Maximum Mortgage Rates	Number of Mortgage Loans	Aggregate Principal Balance	Pct of Loans by Principal Balance	W.A. Credit Score	W.A. Combined Original LTV
11.001- 12.000	601	185,432,463	24.69	661	79.22
12.001- 13.000	1,412	383,006,648	51.00	634	79.91
13.001- 14.000	626	161,228,965	21.47	608	82.77
14.001- 15.000	85	18,737,604	2.50	588	88.24
15.001- 16.000	12	2,582,241	0.34	552	85.63
Total	**2,736**	**750,987,920**	**100.00**	**634**	**80.58**

Range Of Minimum Mortgage Rates	Number of Mortgage Loans	Aggregate Principal Balance	Pct of Loans by Principal Balance	W.A. Credit Score	W.A. Combined Original LTV
5.001- 6.000	601	185,432,463	24.69	661	79.22
6.001- 7.000	1,414	383,541,848	51.07	634	79.91
7.001- 8.000	624	160,693,765	21.40	608	82.78
8.001- 9.000	85	18,737,604	2.50	588	88.24
9.001- 10.000	12	2,582,241	0.34	552	85.63
Total	**2,736**	**750,987,920**	**100.00**	**634**	**80.58**

Range Of Gross Margin	Number of Mortgage Loans	Aggregate Principal Balance	Pct of Loans by Principal Balance	W.A. Credit Score	W.A. Combined Original LTV
4.001- 4.500	8	2,199,014	0.29	654	81.75
4.501- 5.000	2,617	719,096,520	95.75	636	80.65
5.001- 5.500	1	485,600	0.06	567	80.00
5.501- 6.000	88	22,809,096	3.04	582	79.68
6.501- 7.000	21	6,206,490	0.83	618	76.06
7.501- 8.000	1	191,200	0.03	584	80.00
Total	**2,736**	**750,987,920**	**100.00**	**634**	**80.58**

Next Adjustment Date	Number of Mortgage Loans	Aggregate Principal Balance	Pct of Loans by Principal Balance	W.A. Credit Score	W.A. Combined Original LTV
04/01/06	3	903,075	0.12	633	77.61
05/01/06	9	2,029,770	0.27	629	74.35
06/01/06	7	2,026,611	0.27	646	80.72
07/01/06	32	10,027,959	1.34	634	76.93
08/01/06	25	7,968,374	1.06	635	77.15
09/01/06	170	46,414,043	6.18	638	80.41
10/01/06	885	246,133,289	32.77	634	80.32
11/01/06	997	270,928,416	36.08	631	81.04
12/01/06	475	127,808,139	17.02	636	80.82
09/01/07	8	1,857,700	0.25	659	79.70
10/01/07	30	9,249,425	1.23	638	79.32
11/01/07	32	7,483,766	1.00	655	82.18
12/01/07	25	5,738,884	0.76	620	80.13
04/01/09	1	192,842	0.03	598	80.68
05/01/09	1	355,500	0.05	605	90.00
08/01/09	1	143,588	0.02	707	80.00
09/01/09	4	1,068,000	0.14	656	87.08
10/01/09	10	3,084,740	0.41	612	81.02
11/01/09	16	6,278,947	0.84	646	79.44
12/01/09	5	1,294,850	0.17	661	78.24
Total	**2,736**	**750,987,920**	**100.00**	**634**	**80.58**

Intial Periodic Cap	Number of Mortgage Loans	Aggregate Principal Balance	Pct of Loans by Principal Balance	W.A. Credit Score	W.A. Combined Original LTV
1.00	2,606	714,991,431	95.21	633	80.58
2.00	1	204,000	0.03	653	80.00
3.00	129	35,792,489	4.77	640	80.65
Total	**2,736**	**750,987,920**	**100.00**	**634**	**80.58**

Periodic Cap	Number of Mortgage Loans	Aggregate Principal Balance	Pct of Loans by Principal Balance	W.A. Credit Score	W.A. Combined Original LTV
1.000	2,736	750,987,920	100.00	634	80.58
Total	**2,736**	**750,987,920**	**100.00**	**634**	**80.58**

LONG BEACH MORTGAGE LOAN TRUST 2005-1
Scheduled 1/01/05 Balances

Pool Group:	Group I& Group II		
Lien:	First Lien		
Total Current Balance:	3,220,630,307		
Total Original Loan Amount:	3,225,577,912		
Number Of Loans:	15,466		
		Minimum	**Maximum**
Average Current Balance:	$208,239.38	$16,762.36	$1,000,000.00
Average Original Loan Amount:	$208,559.29	$16,800.00	$1,000,000.00
Weighted Average Gross Coupon:	7.0531 %	4.7000	12.9500
Weighted Average Gross Margin:	5.0939 %	4.2500	7.7000
Weighted Average Initial Rate Cap:	1.0667 %	1.0000	3.0000
Weighted Average Periodic Rate Cap:	1.0000 %	1.0000	1.0000
Weighted Average Minimum Rate:	7.0529 %	4.7000	12.9500
Weighted Average Maximum Rate:	13.0568 %	10.7000	18.9500
Weighted Average Initial Reset Frequency:	24 months	6	60
Weighted Average Reset Frequency:	6 months	6	6
Weighted Average Next Reset:	22.04 months	1.00	59.00
Weighted Average Comb. Original Ltv:	80.98 %	20.00	100.00
Weighted Average Dti Ratio:	40.90 %	1.00	93.00
Weighted Average Fico Score:	629	0	814
Weighted Average Original Term:	360 months	360	360
Weighted Average Remaining Term:	358 months	336	359
Weighted Average Seasoning:	2 months	1	24
Weighted Average Prepay Term:	25 months	0	36
Top State Concentrations ($):	41.88 % California, 6.50 % Illinois, 5.86 % Florida		
Maximum Zip Code Concentration ($):	0.54 % 94565 (Bay Point, CA)		
First Pay Date:		Feb 01, 2003	Jan 01, 2005
Paid To Date:		Nov 01, 2004	Jul 01, 2005
Next Rate Change Date:		Feb 01, 2005	Dec 01, 2009
Mature Date:		Jan 01, 2033	Dec 01, 2034

Table

PRODUCT:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
2/28 LIBOR	12,287	2,387,377,927.97	74.13
2/28 LIBOR I/O	2,603	714,239,676.80	22.18
3/27 LIBOR	280	47,560,844.38	1.48
3/27 LIBOR I/O	95	24,329,775.27	0.76
5/25 LIBOR	58	13,325,622.21	0.41
5/25 LIBOR I/O	38	12,418,468.07	0.39
6 Month LIBOR	105	21,377,992.17	0.66
Total	15,466	3,220,630,306.87	100.00

ALTA PRODUCT:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Alt A	767	163,519,496.79	5.08
Non Alt A	14,699	3,057,110,810.08	94.92
Total	15,466	3,220,630,306.87	100.00

SILENT SECOND:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Silent Second	7,812	1,642,563,153.17	51.00
No Silent Second	7,654	1,578,067,153.70	49.00
Total	15,466	3,220,630,306.87	100.00

INDEX:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
6 Mo Libor	15,466	3,220,630,306.87	100.00
Total	15,466	3,220,630,306.87	100.00

STATUS:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
C	15,466	3,220,630,306.87	100.00
Total	15,466	3,220,630,306.87	100.00

ORIGINAL BALANCE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
16,800.00 - 100,000.00	3,330	234,587,331.81	7.28
100,000.01 - 200,000.00	5,722	832,674,115.72	25.85
200,000.01 - 300,000.00	3,303	814,081,118.17	25.28
300,000.01 - 400,000.00	1,694	584,507,263.18	18.15
400,000.01 - 500,000.00	805	360,620,923.51	11.20
500,000.01 - 600,000.00	303	167,094,003.19	5.19
600,000.01 - 700,000.00	152	98,096,735.08	3.05
700,000.01 - 800,000.00	88	65,477,379.43	2.03
800,000.01 - 900,000.00	34	29,029,637.50	0.90
900,000.01 - 1,000,000.00	35	34,461,799.28	1.07
Total	15,466	3,220,630,306.87	100.00

CURRENT BALANCE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
16,762.36 - 50,000.00	604	25,318,052.46	0.79
50,000.01 - 100,000.00	2,727	209,369,022.30	6.50
100,000.01 - 150,000.00	3,285	408,544,266.99	12.69
150,000.01 - 200,000.00	2,440	424,829,067.99	13.19
200,000.01 - 250,000.00	1,811	405,224,833.00	12.58
250,000.01 - 300,000.00	1,488	408,057,322.96	12.67
300,000.01 - 350,000.00	960	310,628,242.50	9.64
350,000.01 - 400,000.00	737	275,077,908.55	8.54
400,000.01 - 450,000.00	452	192,393,767.35	5.97
450,000.01 - 500,000.00	350	167,028,268.29	5.19
500,000.01 - 550,000.00	153	80,269,567.88	2.49
550,000.01 - 600,000.00	150	86,824,435.31	2.70
600,000.01 - 650,000.00	97	60,906,204.19	1.89
650,000.01 - 700,000.00	55	37,190,530.89	1.15
700,000.01 - 750,000.00	64	46,865,906.30	1.46
750,000.01 - 800,000.00	25	19,410,815.75	0.60
800,000.01 - 850,000.00	22	18,481,837.63	0.57
850,000.01 - 900,000.00	11	9,748,457.25	0.30
900,000.01 - 950,000.00	3	2,787,605.39	0.09
950,000.01 - 1,000,000.00	32	31,674,193.89	0.98
Total	15,466	3,220,630,306.87	100.00

GROSS COUPON:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
4.700 - 5.000	16	3,974,581.23	0.12
5.001 - 6.000	1,682	474,170,028.24	14.72
6.001 - 7.000	5,694	1,359,229,173.08	42.20
7.001 - 8.000	4,597	894,221,161.45	27.77
8.001 - 9.000	2,298	354,941,122.34	11.02
9.001 - 10.000	857	101,585,653.00	3.15
10.001 - 11.000	216	22,386,302.20	0.70
11.001 - 12.000	84	8,563,174.54	0.27
12.001 - 12.950	22	1,559,110.79	0.05
Total	15,466	3,220,630,306.87	100.00

GROSS MARGIN:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
4.250 - 5.000	13,780	2,873,677,508.62	89.23
5.001 - 6.000	871	184,243,063.83	5.72
6.001 - 7.000	814	162,518,534.43	5.05
7.001 - 7.700	1	191,199.99	0.01
Total	15,466	3,220,630,306.87	100.00

COMB. ORIGINAL LTV:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
20.00 - 20.00	1	99,909.60	0.00
20.01 - 25.00	5	464,208.41	0.01
25.01 - 30.00	11	2,044,337.53	0.06
30.01 - 35.00	23	2,626,473.58	0.08
35.01 - 40.00	29	3,738,106.70	0.12
40.01 - 45.00	38	7,015,856.49	0.22
45.01 - 50.00	72	13,630,350.37	0.42
50.01 - 55.00	99	18,950,220.93	0.59
55.01 - 60.00	146	28,488,502.31	0.88
60.01 - 65.00	366	76,926,427.96	2.39
65.01 - 70.00	390	91,305,772.43	2.84
70.01 - 75.00	598	144,450,271.15	4.49
75.01 - 80.00	9,115	1,923,645,763.90	59.73
80.01 - 85.00	1,153	257,705,761.29	8.00
85.01 - 90.00	2,368	458,307,178.45	14.23
90.01 - 95.00	676	138,607,572.10	4.30
95.01 - 100.00	376	52,623,593.67	1.63
Total	15,466	3,220,630,306.87	100.00

DTI RATIO:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
1.00 - 5.00	39	11,186,463.98	0.35
5.01 - 10.00	122	21,692,830.93	0.67
10.01 - 15.00	214	39,694,520.49	1.23
15.01 - 20.00	414	69,034,057.43	2.14
20.01 - 25.00	670	109,180,111.10	3.39
25.01 - 30.00	1,119	193,071,213.12	5.99
30.01 - 35.00	1,751	323,233,591.46	10.04
35.01 - 40.00	2,468	491,950,387.05	15.27
40.01 - 45.00	3,230	692,654,718.24	21.51
45.01 - 50.00	4,504	1,035,850,373.02	32.16
50.01 - 55.00	922	230,141,986.92	7.15
55.01 - 60.00	10	2,008,363.82	0.06
60.01 - 65.00	1	80,567.81	0.00
75.01 - 80.00	1	35,615.84	0.00
90.01 - 93.00	1	815,505.66	0.03
Total	15,466	3,220,630,306.87	100.00

FICO:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
<= 0	3	357,589.53	0.01
451 - 500	18	3,462,292.60	0.11
501 - 550	1,938	355,895,309.83	11.05
551 - 600	3,531	688,140,921.79	21.37
601 - 650	4,778	980,695,058.18	30.45
651 - 700	3,539	797,771,815.69	24.77
701 - 750	1,328	316,492,084.84	9.83
751 - 800	320	75,076,801.98	2.33
801 - 814	11	2,738,432.43	0.09
Total	15,466	3,220,630,306.87	100.00

MAXIMUM RATE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
10.700 - 11.000	16	3,974,581.23	0.12
11.001 - 12.000	1,670	470,709,724.43	14.62
12.001 - 13.000	5,683	1,356,440,049.98	42.12
13.001 - 14.000	4,611	898,543,465.62	27.90
14.001 - 15.000	2,304	356,192,934.02	11.06
15.001 - 16.000	860	102,260,964.06	3.18
16.001 - 17.000	216	22,386,302.20	0.70
17.001 - 18.000	84	8,563,174.54	0.27
18.001 - 18.950	22	1,559,110.79	0.05
Total	15,466	3,220,630,306.87	100.00

MINIMUM RATE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
4.700 - 5.000	17	4,028,135.35	0.13
5.001 - 6.000	1,682	474,170,028.24	14.72
6.001 - 7.000	5,695	1,359,560,373.08	42.21
7.001 - 8.000	4,595	893,836,407.33	27.75
8.001 - 9.000	2,298	354,941,122.34	11.02
9.001 - 10.000	857	101,585,653.00	3.15
10.001 - 11.000	216	22,386,302.20	0.70
11.001 - 12.000	84	8,563,174.54	0.27
12.001 - 12.950	22	1,559,110.79	0.05
Total	15,466	3,220,630,306.87	100.00

INITIAL RATE CAP:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
1.000	14,955	3,112,981,855.05	96.66
2.000	2	634,763.76	0.02
3.000	509	107,013,688.06	3.32
Total	15,466	3,220,630,306.87	100.00

PERIODIC RATE CAP:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
1.000	15,466	3,220,630,306.87	100.00
Total	15,466	3,220,630,306.87	100.00

NEXT RATE CHANGE DATE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
02/01/05 - 02/28/05	1	59,839.31	0.00
03/01/05 - 03/31/05	2	461,433.38	0.01
04/01/05 - 04/30/05	26	5,367,154.94	0.17
05/01/05 - 05/31/05	56	11,077,868.04	0.34
06/01/05 - 06/30/05	18	4,198,152.33	0.13
07/01/05 - 07/31/05	4	553,848.36	0.02
08/01/05 - 08/31/05	11	2,230,502.76	0.07
09/01/05 - 09/30/05	11	4,325,517.44	0.13
10/01/05 - 10/31/05	13	3,955,793.83	0.12
11/01/05 - 11/30/05	8	1,485,055.40	0.05
01/01/06 - 01/31/06	2	595,930.42	0.02
02/01/06 - 02/28/06	4	536,734.15	0.02
03/01/06 - 03/31/06	2	418,798.23	0.01
04/01/06 - 04/30/06	21	5,352,996.48	0.17
05/01/06 - 05/31/06	24	4,135,550.43	0.13
06/01/06 - 06/30/06	56	10,799,405.60	0.34
07/01/06 - 07/31/06	141	30,470,734.55	0.95
08/01/06 - 08/31/06	116	28,401,911.24	0.88
09/01/06 - 09/30/06	796	173,648,824.09	5.39
10/01/06 - 10/31/06	4,820	989,829,657.91	30.73
11/01/06 - 11/30/06	5,751	1,210,323,903.42	37.58
12/01/06 - 12/31/06	3,114	635,416,287.68	19.73
06/01/07 - 06/30/07	3	1,402,417.28	0.04
07/01/07 - 07/31/07	8	1,397,011.29	0.04
08/01/07 - 08/31/07	4	684,140.84	0.02
09/01/07 - 09/30/07	25	5,270,733.87	0.16
10/01/07 - 10/31/07	111	22,532,712.37	0.70
11/01/07 - 11/30/07	141	25,271,892.28	0.78
12/01/07 - 12/31/07	81	14,681,408.67	0.46
04/01/09 - 04/30/09	1	192,842.38	0.01
05/01/09 - 05/31/09	1	355,500.00	0.01
06/01/09 - 06/30/09	2	784,208.50	0.02
08/01/09 - 08/31/09	2	261,338.00	0.01
09/01/09 - 09/30/09	7	2,341,615.78	0.07
10/01/09 - 10/31/09	27	6,667,386.59	0.21
11/01/09 - 11/30/09	36	11,597,419.99	0.36
12/01/09 - 12/31/09	20	3,543,779.04	0.11
Total	15,466	3,220,630,306.87	100.00

ORIGINAL TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
360	15,466	3,220,630,306.87	100.00
Total	15,466	3,220,630,306.87	100.00

REMAINING TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
336	1	216,316.64	0.01
342	1	123,987.55	0.00
343	11	2,230,502.76	0.07
344	13	4,975,820.49	0.15
345	13	3,955,793.83	0.12
346	8	1,485,055.40	0.05
348	2	595,930.42	0.02
349	4	536,734.15	0.02
350	2	418,798.23	0.01
351	22	5,545,838.86	0.17
352	25	4,491,050.43	0.14
353	61	12,986,031.38	0.40
354	151	32,081,290.01	1.00
355	123	29,407,229.39	0.91
356	828	181,072,304.07	5.62
357	4,984	1,024,396,911.81	31.81
358	5,984	1,258,271,083.73	39.07
359	3,233	657,839,627.72	20.43
Total	15,466	3,220,630,306.87	100.00

SEASONING:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
1	3,233	657,839,627.72	20.43
2	5,984	1,258,271,083.73	39.07
3	4,984	1,024,396,911.81	31.81
4	828	181,072,304.07	5.62
5	123	29,407,229.39	0.91
6	151	32,081,290.01	1.00
7	61	12,986,031.38	0.40
8	25	4,491,050.43	0.14
9	22	5,545,838.86	0.17
10	2	418,798.23	0.01
11	4	536,734.15	0.02
12	2	595,930.42	0.02
14	8	1,485,055.40	0.05
15	13	3,955,793.83	0.12
16	13	4,975,820.49	0.15
17	11	2,230,502.76	0.07
18	1	123,987.55	0.00
24	1	216,316.64	0.01
Total	15,466	3,220,630,306.87	100.00

AMORTIZATION:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Fully Amortizing	12,730	2,469,642,386.73	76.68
Interest Only	2,736	750,987,920.14	23.32
Total	15,466	3,220,630,306.87	100.00

SILENT SECOND:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Silent Second	7,812	1,642,563,153.17	51.00
No Silent Second	7,654	1,578,067,153.70	49.00
Total	15,466	3,220,630,306.87	100.00

PREPAYMENT PENALTY:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Prepayment Penalty	10,782	2,287,915,325.11	71.04
No Prepayment Penalty	4,684	932,714,981.76	28.96
Total	15,466	3,220,630,306.87	100.00

PREPAY TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
0	4,684	932,714,981.76	28.96
12	304	88,113,763.30	2.74
24	9,327	1,981,768,093.80	61.53
36	1,151	218,033,468.01	6.77
Total	15,466	3,220,630,306.87	100.00

LIEN POSITION:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
First Lien	15,466	3,220,630,306.87	100.00
Total	15,466	3,220,630,306.87	100.00

PROPERTY TYPE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Single Family	11,440	2,326,916,724.15	72.25
PUD	1,729	411,018,807.11	12.76
2-4 Units	1,089	255,475,374.06	7.93
Condominium	1,146	218,221,631.07	6.78
Townhouse	62	8,997,770.48	0.28
Total	15,466	3,220,630,306.87	100.00

PURPOSE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Purchase	8,968	1,823,631,855.40	56.62
Cash Out Refinance	5,799	1,252,420,603.19	38.89
Rate/Term Refinance	699	144,577,848.28	4.49
Total	15,466	3,220,630,306.87	100.00

OCCUPANCY:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Owner Occupied	13,658	2,972,213,030.02	92.29
Non-owner	1,671	214,936,413.42	6.67
Second Home	137	33,480,863.43	1.04
Total	15,466	3,220,630,306.87	100.00

DOCUMENTATION:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Full Documentation	10,173	1,996,776,344.16	62.00
Stated Income Documentation	5,156	1,187,620,960.95	36.88
Limited Documentation	137	36,233,001.76	1.13
Total	15,466	3,220,630,306.87	100.00

RISK:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
A-1	38	8,349,257.33	0.26
A-2	128	24,742,827.64	0.77
A-3	9	1,984,306.68	0.06
A-4	53	15,155,996.34	0.47
A-5	246	57,756,382.30	1.79
A1	3,042	715,483,087.42	22.22
A2	710	143,584,034.90	4.46
A3	3,874	764,851,209.56	23.75
AA	767	163,519,496.79	5.08
AP	5,193	1,055,584,541.39	32.78
B	432	85,711,237.17	2.66
B+	251	53,664,277.81	1.67
B-	2	460,709.91	0.01
B-1	2	187,928.44	0.01
B-2	1	33,609.09	0.00
B4	2	239,619.62	0.01
C	491	96,865,260.85	3.01
D	225	32,456,523.63	1.01
Total	15,466	3,220,630,306.87	100.00

STATE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Alabama	145	16,856,591.52	0.52
Alaska	45	8,796,675.04	0.27
Arizona	152	25,137,714.77	0.78
Arkansas	48	3,779,466.43	0.12
California	4,477	1,348,936,395.84	41.88
Colorado	790	154,918,122.65	4.81
Connecticut	175	37,195,922.34	1.15
Delaware	6	1,347,047.42	0.04
District of Columbia	43	9,246,372.76	0.29
Florida	1,106	188,828,982.40	5.86
Georgia	618	100,306,814.82	3.11
Hawaii	16	8,118,732.58	0.25
Idaho	17	2,805,265.74	0.09
Illinois	1,161	209,464,449.65	6.50
Indiana	112	8,308,152.34	0.26
Iowa	69	6,358,190.88	0.20
Kansas	25	1,714,254.33	0.05
Kentucky	75	7,613,931.46	0.24
Louisiana	104	11,460,813.97	0.36
Maine	13	2,253,082.48	0.07
Maryland	304	71,272,408.25	2.21
Massachusetts	141	39,623,916.10	1.23
Michigan	503	62,405,624.84	1.94
Minnesota	153	32,117,116.50	1.00
Missouri	167	15,725,177.80	0.49
Montana	10	1,329,857.10	0.04
Nebraska	89	9,595,520.71	0.30
Nevada	173	38,173,123.64	1.19
New Hampshire	26	5,782,917.66	0.18
New Jersey	330	85,342,276.31	2.65
New Mexico	44	6,140,549.68	0.19
New York	331	104,808,287.80	3.25
North Carolina	282	33,606,399.96	1.04
North Dakota	10	908,543.84	0.03
Ohio	276	31,130,281.92	0.97
Oklahoma	96	9,185,888.71	0.29
Oregon	304	55,042,422.27	1.71
Pennsylvania	235	28,207,217.60	0.88
Rhode Island	40	7,573,036.63	0.24
South Carolina	107	12,192,791.00	0.38
South Dakota	5	637,090.90	0.02
Tennessee	247	24,292,902.29	0.75
Texas	1,136	149,556,864.69	4.64
Utah	176	30,038,570.33	0.93
Vermont	4	609,189.12	0.02
Virginia	232	57,913,219.02	1.80
Washington	665	132,825,150.87	4.12
West Virginia	15	1,565,144.42	0.05
Wisconsin	155	18,524,834.61	0.58

Wyoming	13	1,057,002.88	0.03
Total	15,466	3,220,630,306.87	100.00

LONG BEACH MORTGAGE LOAN TRUST 2005-1
Scheduled 1/01/05 Balances

			Minimum	Maximum
Pool Group:	Group I& Group II			
Lien:	First Lien			
Total Current Balance:	1,425,399,924			
Total Original Loan Amount:	1,427,783,480			
Number Of Loans:	4,791			
Average Current Balance:	$297,516.16		$39,881.11	$1,000,000.00
Average Original Loan Amount:	$298,013.67		$40,000.00	$1,000,000.00
Weighted Average Gross Coupon:	6.7036	%	4.8500	12.2000
Weighted Average Gross Margin:	5.1179	%	4.2500	6.7500
Weighted Average Initial Rate Cap:	1.0555	%	1.0000	3.0000
Weighted Average Periodic Rate Cap:	1.0000	%	1.0000	1.0000
Weighted Average Minimum Rate:	6.6951	%	4.8500	12.2000
Weighted Average Maximum Rate:	12.7030	%	10.8500	18.2000
Weighted Average Initial Reset Frequency:	24	months	6	60
Weighted Average Reset Frequency:	6	months	6	6
Weighted Average Next Reset:	21.80	months	2.00	59.00
Weighted Average Comb. Original Ltv:	79.45	%	20.00	100.00
Weighted Average Cltv W Silent 2Nds:	89.95	%	23.17	100.00
Weighted Average Dti Ratio:	42.42	%	1.00	93.00
Weighted Average Fico Score:	640		0	814
Weighted Average Original Term:	359	months	180	360
Weighted Average Remaining Term:	357	months	164	359
Weighted Average Seasoning:	3	months	1	24
Weighted Average Prepay Term:	25	months	0	36
Top State Concentrations ($):	100.00 % California			
Maximum Zip Code Concentration ($):	1.24 % 94565 (Bay Point, CA)			
First Pay Date:			Feb 01, 2003	Jan 01, 2005
Paid To Date:			Nov 01, 2004	Apr 01, 2005
Next Rate Change Date:			Mar 01, 2005	Dec 01, 2009
Mature Date:			Sep 01, 2018	Dec 01, 2034

PRODUCT:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
2/28 LIBOR	3,058	881,082,236.27	61.81
2/28 LIBOR I/O	1,306	432,507,992.39	30.34
3/27 LIBOR	37	9,690,691.81	0.68
3/27 LIBOR I/O	32	9,596,950.20	0.67
5/25 LIBOR	8	2,546,580.39	0.18
5/25 LIBOR I/O	18	6,548,178.92	0.46
6 Month LIBOR	18	6,963,765.86	0.49
Fixed Rate 15 Year	32	4,945,411.26	0.35
Fixed Rate 20 Year	2	469,290.96	0.03
Fixed Rate 30 Year	280	71,048,826.09	4.98
Total	4,791	1,425,399,924.15	100.00

AGENCY:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
NULL	4,791	1,425,399,924.15	100.00
Total	4,791	1,425,399,924.15	100.00

ALTA PRODUCT:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Alt A	367	97,675,983.80	6.85
Non Alt A	4,424	1,327,723,940.35	93.15
Total	4,791	1,425,399,924.15	100.00

SILENT SECOND:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Silent Second	2,632	781,090,021.67	54.80
No Silent Second	2,159	644,309,902.48	45.20
Total	4,791	1,425,399,924.15	100.00

INDEX:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
6 Mo Libor	4,477	1,348,936,395.84	94.64
Fixed Rate	314	76,463,528.31	5.36
Total	4,791	1,425,399,924.15	100.00

STATUS:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
C	4,791	1,425,399,924.15	100.00
Total	4,791	1,425,399,924.15	100.00

ORIGINAL BALANCE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
40,000.00 - 100,000.00	139	11,294,428.80	0.79
100,000.01 - 200,000.00	1,019	162,740,957.60	11.42
200,000.01 - 300,000.00	1,641	411,733,571.26	28.89
300,000.01 - 400,000.00	1,123	388,789,141.89	27.28
400,000.01 - 500,000.00	531	236,672,621.68	16.60
500,000.01 - 600,000.00	182	100,080,690.76	7.02
600,000.01 - 700,000.00	73	47,349,621.81	3.32
700,000.01 - 800,000.00	48	35,594,718.56	2.50
800,000.01 - 900,000.00	26	22,249,776.13	1.56
900,000.01 - 1,000,000.00	9	8,894,395.66	0.62
Total	4,791	1,425,399,924.15	100.00

CURRENT BALANCE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
39,881.11 - 50,000.00	8	379,836.35	0.03
50,000.01 - 100,000.00	132	11,014,254.37	0.77
100,000.01 - 150,000.00	369	47,709,602.45	3.35
150,000.01 - 200,000.00	649	114,931,693.23	8.06
200,000.01 - 250,000.00	792	178,514,040.66	12.52
250,000.01 - 300,000.00	849	233,219,530.60	16.36
300,000.01 - 350,000.00	623	202,034,946.98	14.17
350,000.01 - 400,000.00	500	186,754,194.91	13.10
400,000.01 - 450,000.00	320	136,065,765.59	9.55
450,000.01 - 500,000.00	211	100,606,856.09	7.06
500,000.01 - 550,000.00	92	48,168,832.67	3.38
550,000.01 - 600,000.00	90	51,911,858.09	3.64
600,000.01 - 650,000.00	41	25,716,810.81	1.80
650,000.01 - 700,000.00	32	21,632,811.00	1.52
700,000.01 - 750,000.00	35	25,565,821.09	1.79
750,000.01 - 800,000.00	14	10,828,240.09	0.76
800,000.01 - 850,000.00	16	13,465,953.03	0.94
850,000.01 - 900,000.00	9	7,984,480.48	0.56
950,000.01 - 1,000,000.00	9	8,894,395.66	0.62
Total	4,791	1,425,399,924.15	100.00

GROSS COUPON:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
4.850 - 5.000	7	2,016,496.69	0.14
5.001 - 6.000	985	314,679,336.80	22.08
6.001 - 7.000	2,444	721,421,814.70	50.61
7.001 - 8.000	1,000	290,447,040.75	20.38
8.001 - 9.000	264	75,572,687.95	5.30
9.001 - 10.000	67	17,340,797.41	1.22
10.001 - 11.000	16	2,789,717.01	0.20
11.001 - 12.000	7	1,072,083.21	0.08
12.001 - 12.200	1	59,949.63	0.00
Total	4,791	1,425,399,924.15	100.00

GROSS MARGIN:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
0.000 - 5.000	3,927	1,190,437,405.18	88.25
5.001 - 6.000	218	64,222,518.09	4.76
6.001 - 6.750	332	94,276,472.57	6.99
Total	4,477	1,348,936,395.84	100.00

COMB. ORIGINAL LTV:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
20.00 - 20.00	1	99,909.60	0.01
20.01 - 25.00	5	486,419.94	0.03
25.01 - 30.00	9	1,316,599.85	0.09
30.01 - 35.00	17	2,300,325.57	0.16
35.01 - 40.00	18	3,363,381.37	0.24
40.01 - 45.00	22	4,077,485.62	0.29
45.01 - 50.00	37	7,803,574.04	0.55
50.01 - 55.00	54	12,127,184.30	0.85
55.01 - 60.00	80	17,773,776.17	1.25
60.01 - 65.00	140	37,573,171.43	2.64
65.01 - 70.00	175	48,577,916.67	3.41
70.01 - 75.00	241	78,916,128.04	5.54
75.01 - 80.00	3,122	927,469,678.04	65.07
80.01 - 85.00	296	101,130,186.86	7.09
85.01 - 90.00	472	148,693,525.67	10.43
90.01 - 95.00	89	29,485,597.00	2.07
95.01 - 100.00	13	4,205,063.98	0.30
Total	4,791	1,425,399,924.15	100.00

DTI RATIO:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
1.00 - 5.00	11	3,841,391.89	0.27
5.01 - 10.00	18	5,422,899.60	0.38
10.01 - 15.00	41	13,682,790.95	0.96
15.01 - 20.00	73	21,948,523.02	1.54
20.01 - 25.00	141	37,826,391.33	2.65
25.01 - 30.00	221	59,263,522.18	4.16
30.01 - 35.00	412	111,884,865.39	7.85
35.01 - 40.00	707	202,384,577.45	14.20
40.01 - 45.00	1,054	308,105,212.16	21.62
45.01 - 50.00	1,735	538,907,159.74	37.81
50.01 - 55.00	373	120,299,185.02	8.44
55.01 - 60.00	4	1,017,899.76	0.07
90.01 - 93.00	1	815,505.66	0.06
Total	4,791	1,425,399,924.15	100.00

FICO:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
<= 0	1	144,386.86	0.01
451 - 500	5	1,560,303.79	0.11
501 - 550	427	121,438,509.09	8.52
551 - 600	824	245,657,708.09	17.23
601 - 650	1,389	416,012,249.45	29.19
651 - 700	1,376	415,476,865.58	29.15
701 - 750	606	176,503,704.61	12.38
751 - 800	158	46,901,984.96	3.29
801 - 814	5	1,704,211.72	0.12
Total	4,791	1,425,399,924.15	100.00

MAXIMUM RATE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
0.000 - 11.000	7	2,016,496.69	0.15
11.001 - 12.000	937	302,820,312.05	22.45
12.001 - 13.000	2,256	673,379,744.65	49.92
13.001 - 14.000	940	278,352,359.31	20.63
14.001 - 15.000	254	72,965,846.25	5.41
15.001 - 16.000	60	15,588,593.35	1.16
16.001 - 17.000	15	2,681,010.70	0.20
17.001 - 18.000	7	1,072,083.21	0.08
18.001 - 18.200	1	59,949.63	0.00
Total	4,477	1,348,936,395.84	100.00

MINIMUM RATE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
0.000 - 5.000	7	2,016,496.69	0.15
5.001 - 6.000	946	305,621,434.29	22.66
6.001 - 7.000	2,268	676,650,975.65	50.16
7.001 - 8.000	925	273,625,327.22	20.28
8.001 - 9.000	250	72,209,788.00	5.35
9.001 - 10.000	58	14,999,330.45	1.11
10.001 - 11.000	15	2,681,010.70	0.20
11.001 - 12.000	7	1,072,083.21	0.08
12.001 - 12.200	1	59,949.63	0.00
Total	4,477	1,348,936,395.84	100.00

INITIAL RATE CAP:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
1.000	4,349	1,311,210,608.80	40.71
2.000	2	634,763.76	0.02
3.000	126	37,091,023.28	1.15
Total	4,477	1,348,936,395.84	100.00

PERIODIC RATE CAP:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
1.000	4,477	1,348,936,395.84	41.88
Total	4,477	1,348,936,395.84	100.00

NEXT RATE CHANGE DATE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
< **/**/**	314	76,463,528.31	5.36
03/01/05 - 03/31/05	1	392,741.01	0.03
04/01/05 - 04/30/05	5	1,702,880.27	0.12
05/01/05 - 05/31/05	8	3,342,251.08	0.23
06/01/05 - 06/30/05	4	1,525,893.50	0.11
07/01/05 - 07/31/05	1	216,316.64	0.02
08/01/05 - 08/31/05	3	1,169,292.71	0.08
09/01/05 - 09/30/05	9	4,060,511.19	0.28
10/01/05 - 10/31/05	8	2,644,825.40	0.19
11/01/05 - 11/30/05	2	344,887.76	0.02
01/01/06 - 01/31/06	2	595,930.42	0.04
02/01/06 - 02/28/06	2	389,118.75	0.03
04/01/06 - 04/30/06	12	3,920,507.64	0.28
05/01/06 - 05/31/06	8	1,956,866.32	0.14
06/01/06 - 06/30/06	17	5,449,550.47	0.38
07/01/06 - 07/31/06	40	12,184,208.00	0.85
08/01/06 - 08/31/06	38	12,161,451.69	0.85
09/01/06 - 09/30/06	298	92,042,546.31	6.46
10/01/06 - 10/31/06	1,509	444,989,948.41	31.22
11/01/06 - 11/30/06	1,727	517,407,098.22	36.30
12/01/06 - 12/31/06	689	214,185,532.75	15.03
07/01/07 - 07/31/07	1	175,719.83	0.01
09/01/07 - 09/30/07	6	2,071,234.21	0.15
10/01/07 - 10/31/07	20	6,772,621.85	0.48
11/01/07 - 11/30/07	27	6,498,978.30	0.46
12/01/07 - 12/31/07	14	3,640,723.80	0.26
05/01/09 - 05/31/09	1	355,500.00	0.02
09/01/09 - 09/30/09	3	965,599.99	0.07
10/01/09 - 10/31/09	7	1,893,412.73	0.13
11/01/09 - 11/30/09	11	4,767,078.74	0.33
12/01/09 - 12/31/09	4	1,113,167.85	0.08
Total	4,791	1,425,399,924.15	100.00

ORIGINAL TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
180	32	4,945,411.26	0.35
240	2	469,290.96	0.03
360	4,757	1,419,985,221.93	99.62
Total	4,791	1,425,399,924.15	100.00

REMAINING TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
164	2	364,291.97	0.03
165	1	226,730.77	0.02
172	1	70,225.66	0.00
174	1	148,890.01	0.01
175	1	77,711.49	0.01
176	3	601,566.70	0.04
177	12	1,592,033.92	0.11
178	10	1,702,476.30	0.12
179	1	161,484.44	0.01
236	1	194,875.64	0.01
239	1	274,415.32	0.02
336	1	216,316.64	0.02
343	8	2,185,773.66	0.15
344	15	5,290,922.61	0.37
345	11	3,879,838.59	0.27
346	3	621,003.44	0.04
348	4	1,137,856.35	0.08
349	2	389,118.75	0.03
351	13	4,187,751.56	0.29
352	11	2,520,477.50	0.18
353	19	5,948,958.91	0.42
354	44	12,744,869.76	0.89
355	39	12,295,759.23	0.86
356	340	105,169,093.07	7.38
357	1,647	479,481,691.30	33.64
358	1,862	556,809,547.44	39.06
359	738	227,106,243.12	15.93
Total	4,791	1,425,399,924.15	100.00

SEASONING:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
1	740	227,542,142.88	15.96
2	1,872	558,512,023.74	39.18
3	1,659	481,073,725.22	33.75
4	344	105,965,535.41	7.43
5	40	12,373,470.72	0.87
6	45	12,893,759.77	0.90
7	19	5,948,958.91	0.42
8	12	2,590,703.16	0.18
9	13	4,187,751.56	0.29
11	2	389,118.75	0.03
12	4	1,137,856.35	0.08
14	3	621,003.44	0.04
15	12	4,106,569.36	0.29
16	17	5,655,214.58	0.40
17	8	2,185,773.66	0.15
24	1	216,316.64	0.02
Total	4,791	1,425,399,924.15	100.00

AMORTIZATION:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Fully Amortizing	3,435	976,746,802.64	68.52
Interest Only	1,356	448,653,121.51	31.48
Total	4,791	1,425,399,924.15	100.00

SILENT SECOND:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Silent Second	2,632	781,090,021.67	54.80
No Silent Second	2,159	644,309,902.48	45.20
Total	4,791	1,425,399,924.15	100.00

PREPAYMENT PENALTY:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Prepayment Penalty	4,353	1,287,252,163.27	90.31
No Prepayment Penalty	438	138,147,760.88	9.69
Total	4,791	1,425,399,924.15	100.00

PREPAY TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
0	438	138,147,760.88	9.69
12	162	54,568,060.62	3.83
24	3,681	1,097,933,379.29	77.03
36	510	134,750,723.36	9.45
Total	4,791	1,425,399,924.15	100.00

LIEN POSITION:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
First Lien	4,791	1,425,399,924.15	100.00
Total	4,791	1,425,399,924.15	100.00

PROPERTY TYPE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Single Family	3,826	1,125,567,133.53	78.97
PUD	293	113,047,592.32	7.93
Condominium	425	107,654,910.63	7.55
2-4 Units	247	79,130,287.67	5.55
Total	4,791	1,425,399,924.15	100.00

PURPOSE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Purchase	2,861	847,082,003.22	59.43
Cash Out Refinance	1,765	524,245,217.47	36.78
Rate/Term Refinance	165	54,072,703.46	3.79
Total	4,791	1,425,399,924.15	100.00

OCCUPANCY:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Owner Occupied	4,479	1,343,043,071.08	94.22
Non-owner	282	72,435,995.21	5.08
Second Home	30	9,920,857.86	0.70
Total	4,791	1,425,399,924.15	100.00

DOCUMENTATION:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Full Documentation	2,645	800,636,406.22	56.17
Stated Income Documentation	2,100	608,330,337.19	42.68
Limited Documentation	46	16,433,180.74	1.15
Total	4,791	1,425,399,924.15	100.00

RISK:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
A-1	17	5,556,522.97	0.39
A-2	24	6,562,898.53	0.46
A-3	3	941,590.22	0.07
A-4	20	6,099,651.78	0.43
A-5	74	23,172,057.66	1.63
A1	1,381	412,790,399.08	28.96
A2	226	66,043,415.09	4.63
A3	984	297,108,396.48	20.84
AA	368	97,895,053.85	6.87
AP	1,320	404,112,789.02	28.35
B	105	30,481,119.26	2.14
B+	66	20,705,017.71	1.45
B-	2	460,709.91	0.03
C	156	44,315,372.24	3.11
D	45	9,154,930.35	0.64
Total	4,791	1,425,399,924.15	100.00

STATE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
California	4,791	1,425,399,924.15	100.00
Total	4,791	1,425,399,924.15	100.00

notable

TOP 50 PROPERTY ZIP	PROPERTY CITY	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
94565	Bay Point, CA	59	17,646,293.37	1.24
94603	Oakland, CA	56	15,594,050.54	1.09
94621	Oakland, CA	49	12,920,707.92	0.91
94509	Antioch, CA	41	12,088,708.83	0.85
94605	Oakland, CA	35	10,953,144.02	0.77
95122	San Jose, CA	28	10,381,985.14	0.73
95376	Tracy, CA	30	9,690,212.92	0.68
94531	Antioch, CA	22	9,164,219.97	0.64
91342	Sylmar, CA	27	8,663,410.19	0.61
94015	Daly City, CA	19	8,591,669.51	0.60
94806	Richmond, CA	29	8,400,794.31	0.59
95206	Stockton, CA	35	7,837,005.85	0.55
95823	Sacramento, CA	34	7,490,309.88	0.53
94541	Hayward, CA	21	7,437,020.05	0.52
95340	Merced, CA	34	7,263,931.66	0.51
95758	Elk Grove, CA	22	7,120,008.73	0.50
94587	Union City, CA	16	7,075,677.63	0.50
94533	Fairfield, CA	26	7,007,614.89	0.49
94601	Oakland, CA	23	6,993,719.71	0.49
91331	Arleta, CA	25	6,955,350.62	0.49
95336	Manteca, CA	26	6,940,062.07	0.49
94801	Richmond, CA	25	6,916,304.08	0.49
95401	Santa Rosa, CA	21	6,859,757.51	0.48
94591	Vallejo, CA	20	6,752,260.64	0.47
95023	Hollister, CA	15	6,643,774.77	0.47
94112	San Francisco, CA	13	6,291,446.55	0.44
91744	La Puente, CA	25	6,258,415.77	0.44
95127	San Jose, CA	17	6,154,305.41	0.43
95624	Elk Grove, CA	18	6,126,795.09	0.43
94585	Napa, CA	20	6,091,614.67	0.43
95828	Sacramento, CA	25	6,058,172.27	0.43
93905	Alisal, CA	18	5,984,002.62	0.42
95076	Pajaro, CA	15	5,787,070.76	0.41
94607	Oakland, CA	17	5,650,829.97	0.40
95111	San Jose, CA	15	5,543,671.76	0.39
90044	Watts, CA	22	5,478,833.35	0.38
94545	Hayward, CA	14	5,122,011.97	0.36
95116	San Jose, CA	14	5,109,066.01	0.36
92553	Moreno Valley, CA	23	5,090,479.71	0.36
93906	Salinas, CA	12	5,008,011.01	0.35
92336	Fontana, CA	16	4,968,129.25	0.35
90650	Norwalk, CA	17	4,941,564.57	0.35
94513	Brentwood, CA	12	4,930,948.72	0.35
94804	Richmond, CA	16	4,819,550.64	0.34
94619	Oakland, CA	14	4,798,472.05	0.34
95377	Tracy, CA	12	4,759,015.71	0.33
94080	South San Francisco, CA	10	4,731,341.20	0.33
92201	Indio, CA	22	4,730,630.03	0.33
94014	Colma, CA	9	4,707,431.43	0.33
94580	San Lorenzo, CA	13	4,702,674.49	0.33
Total		1,147	357,232,479.82	25.06

LONG BEACH MORTGAGE LOAN TRUST 2005-1
Scheduled 1/01/05 Balances

Pool Group: Group I& Group II

Total Current Balance: 3,220,630,307

Number Of Loans: 15,466

Table

FICO:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
<= 0	3	357,589.53	0.01
461 - 480	1	131,668.16	0.00
481 - 500	17	3,330,624.44	0.10
501 - 520	587	106,964,532.09	3.32
521 - 540	802	144,417,016.75	4.48
541 - 560	987	188,096,294.63	5.84
561 - 580	1,386	277,169,687.00	8.61
581 - 600	1,707	327,388,701.15	10.17
601 - 620	1,776	356,705,943.38	11.08
621 - 640	1,962	399,144,979.72	12.39
641 - 660	1,918	416,718,271.30	12.94
661 - 680	1,586	355,393,252.71	11.03
681 - 700	1,075	250,504,426.76	7.78
701 - 720	710	169,601,142.62	5.27
721 - 740	449	107,808,588.07	3.35
741 - 760	296	68,674,268.73	2.13
761 - 780	132	30,609,367.62	0.95
781 - 800	61	14,875,519.78	0.46
801 - 814	11	2,738,432.43	0.09
Total	15,466	3,220,630,306.87	100.00

4

```
KKK   KK KKK   KK
 KK   KK  KK   KK
 KK KK     KK KK   rr rrr    oooo    pp ppp   pp ppp
 KKKK      KKKK     rrr rr oo   oo    pp   pp   pp   pp
 KK KK     KK KK    rr   rr oo   oo    pp   pp   pp   pp
 KK   KK   KK   KK  rr      oo   oo    ppppp    ppppp
KKK   KK KKK   KK rrrr       oooo     pp       pp
                                    pppp     pppp
```

```
   444      444
  4444     4444
 44 44    44 44
44  44   44  44
4444444 4444444
    44       44
   4444     4444
```

12/14/04

LONG BEACH MORTGAGE LOAN TRUST 2005-1
Scheduled 1/01/05 Balances

		Minimum	Maximum
Pool Group:	Group I& Group II		
Lien:	First Lien		
Total Current Balance:	260,854,741		
Total Original Loan Amount:	261,721,232		
Number Of Loans:	1,808		
Average Current Balance:	$144,278.06	$19,829.58	$887,632.81
Average Original Loan Amount:	$144,757.32	$20,000.00	$892,000.00
Weighted Average Gross Coupon:	7.3401 %	5.0000	12.7500
Weighted Average Comb. Original Ltv:	77.09 %	17.13	100.00
Weighted Average Back Ratio:	37.77 %	3.00	56.00
Weighted Average Fico Score:	653	488	799
Weighted Average Original Term:	347 months	120	360
Weighted Average Remaining Term:	344 months	117	359
Weighted Average Seasoning:	3 months	1	19
Weighted Average Prepay Term:	32 months	0	36
Top State Concentrations ($):	29.31 % California, 12.39 % Texas, 8.24 % New York		
Maximum Zip Code Concentration ($):	0.70 % 11368 (Corona, NY)		
First Pay Date:		Jul 01, 2003	Jan 01, 2005
Paid To Date:		Nov 01, 2004	Feb 01, 2005
Mature Date:		Oct 01, 2014	Dec 01, 2034

Table

PRODUCT:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Fixed Rate 10 Year	4	177,445.23	0.07
Fixed Rate 15 Year	159	17,415,458.72	6.68
Fixed Rate 20 Year	18	1,904,614.82	0.73
Fixed Rate 30 Year	1,627	241,357,222.27	92.53
Total	1,808	260,854,741.04	100.00

ALTA PRODUCT:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Alt A	557	75,389,800.93	28.90
Non Alt A	1,251	185,464,940.11	71.10
Total	1,808	260,854,741.04	100.00

SILENT SECOND:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
No Silent Second	1,400	197,454,715.84	75.70
Silent Second	408	63,400,025.20	24.30
Total	1,808	260,854,741.04	100.00

INDEX:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Fixed Rate	1,808	260,854,741.04	100.00
Total	1,808	260,854,741.04	100.00

STATUS:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
C	1,808	260,854,741.04	100.00
Total	1,808	260,854,741.04	100.00

ORIGINAL BALANCE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
20,000.00 - 25,000.00	10	235,393.41	0.09
25,000.01 - 50,000.00	229	9,234,203.42	3.54
50,000.01 - 75,000.00	319	19,575,686.08	7.50
75,000.01 - 100,000.00	272	23,620,267.92	9.05
100,000.01 - 125,000.00	198	22,125,568.23	8.48
125,000.01 - 150,000.00	180	24,500,486.74	9.39
150,000.01 - 175,000.00	118	19,072,417.25	7.31
175,000.01 - 200,000.00	103	19,322,690.62	7.41
200,000.01 - 225,000.00	64	13,582,166.24	5.21
225,000.01 - 250,000.00	60	14,313,522.95	5.49
250,000.01 - 275,000.00	42	10,965,965.86	4.20
275,000.01 - 300,000.00	42	12,026,561.06	4.61
300,000.01 - 325,000.00	39	12,195,721.96	4.68
325,000.01 - 350,000.00	25	8,384,558.29	3.21
350,000.01 - 375,000.00	11	3,978,688.58	1.53
375,000.01 - 400,000.00	23	8,896,164.83	3.41
400,000.01 - 425,000.00	16	6,645,588.39	2.55
425,000.01 - 450,000.00	8	3,505,454.95	1.34
450,000.01 - 475,000.00	3	1,410,967.36	0.54
475,000.01 - 500,000.00	9	4,378,886.34	1.68
500,000.01 - 525,000.00	3	1,541,746.50	0.59
525,000.01 - 550,000.00	6	3,230,095.55	1.24
550,000.01 - 575,000.00	3	1,690,471.43	0.65
575,000.01 - 600,000.00	7	4,131,923.14	1.58
600,000.01 - 625,000.00	5	3,096,458.52	1.19
625,000.01 - 650,000.00	4	2,565,931.42	0.98
650,000.01 - 675,000.00	2	1,329,532.86	0.51
675,000.01 - 700,000.00	1	689,914.85	0.26
700,000.01 - 725,000.00	2	1,406,155.27	0.54
725,000.01 - 750,000.00	2	1,476,180.93	0.57
825,000.01 - 850,000.00	1	837,737.28	0.32
875,000.01 - 892,000.00	1	887,632.81	0.34
Total	1,808	260,854,741.04	100.00

CURRENT BALANCE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
19,829.58 - 50,000.00	244	9,719,249.75	3.73
50,000.01 - 100,000.00	588	43,145,345.88	16.54
100,000.01 - 150,000.00	378	46,725,092.00	17.91
150,000.01 - 200,000.00	219	38,097,026.04	14.60
200,000.01 - 250,000.00	124	27,895,689.19	10.69
250,000.01 - 300,000.00	84	22,992,526.92	8.81
300,000.01 - 350,000.00	64	20,580,280.25	7.89
350,000.01 - 400,000.00	34	12,874,853.41	4.94
400,000.01 - 450,000.00	24	10,151,043.34	3.89
450,000.01 - 500,000.00	12	5,789,853.70	2.22
500,000.01 - 550,000.00	9	4,771,842.05	1.83
550,000.01 - 600,000.00	10	5,822,394.57	2.23
600,000.01 - 650,000.00	9	5,662,389.94	2.17
650,000.01 - 700,000.00	3	2,019,447.71	0.77
700,000.01 - 750,000.00	4	2,882,336.20	1.10
800,000.01 - 850,000.00	1	837,737.28	0.32
850,000.01 - 887,632.81	1	887,632.81	0.34
Total	1,808	260,854,741.04	100.00

GROSS COUPON:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
5.000 - 5.000	1	211,204.40	0.08
5.001 - 6.000	63	14,390,922.05	5.52
6.001 - 7.000	521	107,894,566.50	41.36
7.001 - 8.000	645	86,613,513.76	33.20
8.001 - 9.000	326	33,047,536.34	12.67
9.001 - 10.000	159	12,916,358.96	4.95
10.001 - 11.000	72	4,393,002.83	1.68
11.001 - 12.000	15	1,068,696.57	0.41
12.001 - 12.750	6	318,939.63	0.12
Total	1,808	260,854,741.04	100.00

COMB. ORIGINAL LTV:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
17.13 - 20.00	2	45,512.15	0.02
20.01 - 25.00	3	286,584.54	0.11
25.01 - 30.00	6	707,345.42	0.27
30.01 - 35.00	8	1,425,688.39	0.55
35.01 - 40.00	16	2,133,637.85	0.82
40.01 - 45.00	13	1,545,799.58	0.59
45.01 - 50.00	26	2,655,524.39	1.02
50.01 - 55.00	29	4,380,240.11	1.68
55.01 - 60.00	48	7,296,795.69	2.80
60.01 - 65.00	73	12,467,906.31	4.78
65.01 - 70.00	125	18,051,785.70	6.92
70.01 - 75.00	220	29,861,772.67	11.45
75.01 - 80.00	840	125,000,533.36	47.92
80.01 - 85.00	115	17,889,302.49	6.86
85.01 - 90.00	214	28,628,269.34	10.97
90.01 - 95.00	48	6,365,135.14	2.44
95.01 - 100.00	22	2,112,907.91	0.81
Total	1,808	260,854,741.04	100.00

FICO:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
488 - 500	3	374,807.14	0.14
501 - 550	118	11,108,694.86	4.26
551 - 600	275	35,943,650.17	13.78
601 - 650	519	76,876,698.77	29.47
651 - 700	548	83,766,364.02	32.11
701 - 750	255	38,987,252.71	14.95
751 - 799	90	13,797,273.37	5.29
Total	1,808	260,854,741.04	100.00

ORIGINAL TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
120	4	177,445.23	0.07
180	159	17,415,458.72	6.68
240	18	1,904,614.82	0.73
360	1,627	241,357,222.27	92.53
Total	1,808	260,854,741.04	100.00

REMAINING TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
117	1	29,544.31	0.01
118	1	90,589.69	0.03
119	2	57,311.23	0.02
163	1	92,928.10	0.04
164	2	364,291.97	0.14
165	2	301,579.57	0.12
171	1	204,624.03	0.08
172	1	70,225.66	0.03
174	3	415,699.70	0.16
175	2	372,512.65	0.14
176	15	1,773,436.67	0.68
177	69	6,750,796.24	2.59
178	46	5,551,375.63	2.13
179	17	1,517,988.50	0.58
234	1	60,105.91	0.02
236	3	330,058.55	0.13
237	5	398,967.96	0.15
238	6	690,748.82	0.26
239	3	424,733.58	0.16
341	1	213,524.10	0.08
343	9	1,521,439.66	0.58
344	10	1,841,619.32	0.71
345	9	2,563,098.15	0.98
346	4	518,996.21	0.20
347	1	106,907.54	0.04
348	2	541,925.93	0.21
350	2	154,718.29	0.06
351	2	523,291.79	0.20
352	4	691,636.14	0.27
353	18	2,491,399.18	0.96
354	23	3,263,003.90	1.25
355	19	2,118,131.84	0.81
356	114	20,540,688.95	7.87
357	626	90,319,725.90	34.62
358	538	82,152,166.58	31.49
359	245	31,794,948.79	12.19
Total	1,808	260,854,741.04	100.00

SEASONING:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
1	267	33,794,982.10	12.96
2	591	88,484,880.72	33.92
3	701	97,499,034.41	37.38
4	132	22,644,184.17	8.68
5	21	2,490,644.49	0.95
6	27	3,738,809.51	1.43
7	18	2,491,399.18	0.96
8	5	761,861.80	0.29
9	3	727,915.82	0.28
10	2	154,718.29	0.06
12	2	541,925.93	0.21
13	1	106,907.54	0.04
14	4	518,996.21	0.20
15	11	2,864,677.72	1.10
16	12	2,205,911.29	0.85
17	10	1,614,367.76	0.62
19	1	213,524.10	0.08
Total	1,808	260,854,741.04	100.00

AMORTIZATION:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Fully Amortizing	1,808	260,854,741.04	100.00
Total	1,808	260,854,741.04	100.00

SILENT SECOND:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
No Silent Second	1,400	197,454,715.84	75.70
Silent Second	408	63,400,025.20	24.30
Total	1,808	260,854,741.04	100.00

PREPAYMENT PENALTY:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Prepayment Penalty	1,200	185,339,448.51	71.05
No Prepayment Penalty	608	75,515,292.53	28.95
Total	1,808	260,854,741.04	100.00

PREPAY TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
0	608	75,515,292.53	28.95
12	70	18,099,627.18	6.94
24	135	19,868,785.96	7.62
36	995	147,371,035.37	56.50
Total	1,808	260,854,741.04	100.00

LIEN POSITION:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
First Lien	1,808	260,854,741.04	100.00
Total	1,808	260,854,741.04	100.00

PROPERTY TYPE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Single Family	1,405	189,808,466.54	72.76
2-4 Units	172	31,337,324.13	12.01
PUD	155	27,426,871.71	10.51
Condominium	71	11,675,823.56	4.48
Townhouse	5	606,255.10	0.23
Total	1,808	260,854,741.04	100.00

PURPOSE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Cash Out Refinance	1,046	152,457,679.93	58.45
Purchase	611	86,546,386.15	33.18
Rate/Term Refinance	151	21,850,674.96	8.38
Total	1,808	260,854,741.04	100.00

OCCUPANCY:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Owner Occupied	1,232	206,349,023.92	79.10
Non-owner	552	50,937,098.92	19.53
Second Home	24	3,568,618.20	1.37
Total	1,808	260,854,741.04	100.00

DOCUMENTATION:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Full Documentation	1,141	162,320,354.73	62.23
Stated Income Documentation	656	96,117,643.87	36.85
Limited Documentation	11	2,416,742.44	0.93
Total	1,808	260,854,741.04	100.00

RISK:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
A-1	7	1,155,338.65	0.44
A-2	7	982,045.28	0.38
A-4	5	681,180.93	0.26
A-5	26	3,168,234.56	1.21
A1	270	47,257,271.58	18.12
A2	61	9,320,457.43	3.57
A3	331	47,092,785.94	18.05
AA	559	76,194,488.95	29.21
AP	448	62,623,232.61	24.01
B	32	4,259,616.28	1.63
B+	24	3,153,615.29	1.21
B1	2	214,734.99	0.08
C	31	4,288,665.68	1.64
D	5	463,072.87	0.18
Total	1,808	260,854,741.04	100.00

STATE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Alabama	27	2,273,837.74	0.87
Alaska	6	960,214.31	0.37
Arizona	8	995,699.10	0.38
Arkansas	4	281,250.29	0.11
California	314	76,463,528.31	29.31
Colorado	45	7,530,556.74	2.89
Connecticut	25	4,110,973.96	1.58
Delaware	2	229,872.32	0.09
District of Columbia	1	569,583.29	0.22
Florida	141	18,960,112.89	7.27
Georgia	57	6,637,760.37	2.54
Hawaii	7	2,619,594.67	1.00
Illinois	31	4,771,333.96	1.83
Indiana	41	2,421,795.70	0.93
Iowa	3	239,719.92	0.09
Kentucky	10	828,441.77	0.32
Louisiana	40	2,500,013.56	0.96
Maryland	16	2,561,562.71	0.98
Massachusetts	10	2,231,075.56	0.86
Michigan	30	3,349,449.62	1.28
Minnesota	10	1,639,504.37	0.63
Missouri	20	1,648,382.52	0.63
Montana	2	332,865.30	0.13
Nebraska	18	1,944,949.56	0.75
Nevada	3	708,259.65	0.27
New Hampshire	1	146,760.56	0.06
New Jersey	14	2,663,136.36	1.02
New Mexico	26	2,608,040.30	1.00
New York	83	21,490,621.71	8.24
North Carolina	28	2,797,345.10	1.07
North Dakota	1	39,956.61	0.02
Ohio	66	5,862,737.59	2.25
Oklahoma	34	2,863,942.52	1.10
Oregon	59	9,454,385.56	3.62
Pennsylvania	83	6,581,801.53	2.52
Rhode Island	4	1,051,686.30	0.40
South Carolina	14	1,626,820.70	0.62
Tennessee	106	9,462,924.92	3.63
Texas	314	32,331,626.91	12.39
Utah	18	1,804,247.94	0.69
Virginia	13	2,713,221.89	1.04
Washington	52	8,877,627.61	3.40
West Virginia	5	422,760.92	0.16
Wisconsin	14	948,660.47	0.36
Wyoming	2	296,097.35	0.11
Total	1,808	260,854,741.04	100.00

LONG BEACH MORTGAGE LOAN TRUST 2004-7
Scheduled 1/01/05 Balances

Pool Group:	Group I		
Lien:	First Lien		
Total Current Balance:	2,369,477,164		
Total Original Loan Amount:	2,373,561,061		
Number Of Loans:	14,899		
		Minimum	**Maximum**
Average Current Balance:	$159,035.99	$16,762.36	$599,150.31
Average Original Loan Amount:	$159,310.09	$16,800.00	$600,000.00
Weighted Average Gross Coupon:	7.1822 %	4.7000	12.9500
Weighted Average Gross Margin:	5.0923 %	4.2500	7.7000
Weighted Average Initial Rate Cap:	1.0681 %	1.0000	3.0000
Weighted Average Periodic Rate Cap:	1.0000 %	1.0000	1.0000
Weighted Average Minimum Rate:	7.1548 %	4.7000	12.9500
Weighted Average Maximum Rate:	13.1586 %	10.7000	18.9500
Weighted Average Initial Reset Frequency:	24 months	6	60
Weighted Average Reset Frequency:	6 months	6	6
Weighted Average Next Reset:	22.05 months	1.00	59.00
Weighted Average Comb. Original Ltv:	80.81 %	17.13	100.00
Weighted Average Dti Ratio:	40.30 %	1.00	79.00
Weighted Average Fico Score:	630	0	814
Weighted Average Original Term:	359 months	120	360
Weighted Average Remaining Term:	356 months	117	359
Weighted Average Seasoning:	2 months	1	24
Weighted Average Prepay Term:	26 months	0	36
Top State Concentrations ($):	31.61 % California, 7.57 % Illinois, 7.07 % Florida		
Maximum Zip Code Concentration ($):	0.57 % 94603 (Oakland, CA)		
First Pay Date:		Feb 01, 2003	Jan 01, 2005
Paid To Date:		Nov 01, 2004	Apr 01, 2005
Next Rate Change Date:		Feb 01, 2005	Dec 01, 2009
Mature Date:		Oct 01, 2014	Dec 01, 2034

Table

PRODUCT:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
2/28 LIBOR	10,777	1,684,758,207.66	71.10
2/28 LIBOR I/O	1,922	393,529,678.75	16.61
3/27 LIBOR	259	37,991,183.98	1.60
3/27 LIBOR I/O	77	15,947,481.05	0.67
5/25 LIBOR	48	7,781,210.38	0.33
5/25 LIBOR I/O	26	5,638,171.71	0.24
6 Month LIBOR	86	12,604,887.26	0.53
Fixed Rate 10 Year	4	177,445.23	0.01
Fixed Rate 15 Year	153	14,689,846.36	0.62
Fixed Rate 20 Year	18	1,904,614.82	0.08
Fixed Rate 30 Year	1,529	194,454,436.45	8.21
Total	14,899	2,369,477,163.65	100.00

AGENCY:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
NULL	14,899	2,369,477,163.65	100.00
Total	14,899	2,369,477,163.65	100.00

ALTA PRODUCT:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Alt A	1,201	181,611,171.96	7.66
Non Alt A	13,698	2,187,865,991.69	92.34
Total	14,899	2,369,477,163.65	100.00

SILENT SECOND:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
No Silent Second	7,877	1,193,787,872.50	50.38
Silent Second	7,022	1,175,689,291.15	49.62
Total	14,899	2,369,477,163.65	100.00

INDEX:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
6 Mo Libor	13,195	2,158,250,820.79	91.09
Fixed Rate	1,704	211,226,342.86	8.91
Total	14,899	2,369,477,163.65	100.00

STATUS:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
C	14,899	2,369,477,163.65	100.00
Total	14,899	2,369,477,163.65	100.00

ORIGINAL BALANCE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
16,800.00 - 100,000.00	4,160	287,252,882.64	12.12
100,000.01 - 200,000.00	6,321	917,695,278.56	38.73
200,000.01 - 300,000.00	3,511	864,969,334.28	36.50
300,000.01 - 400,000.00	854	275,887,784.80	11.64
400,000.01 - 500,000.00	47	20,385,651.85	0.86
500,000.01 - 600,000.00	6	3,286,231.52	0.14
Total	14,899	2,369,477,163.65	100.00

CURRENT BALANCE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
16,762.36 - 50,000.00	848	35,037,302.21	1.48
50,000.01 - 100,000.00	3,315	252,514,368.18	10.66
100,000.01 - 150,000.00	3,663	455,269,358.99	19.21
150,000.01 - 200,000.00	2,659	462,926,094.03	19.54
200,000.01 - 250,000.00	1,935	433,120,522.19	18.28
250,000.01 - 300,000.00	1,572	431,049,849.88	18.19
300,000.01 - 350,000.00	770	244,467,674.44	10.32
350,000.01 - 400,000.00	85	31,820,060.08	1.34
400,000.01 - 450,000.00	33	13,761,126.18	0.58
450,000.01 - 500,000.00	13	6,224,575.95	0.26
500,000.01 - 550,000.00	4	2,101,347.22	0.09
550,000.01 - 599,150.31	2	1,184,884.30	0.05
Total	14,899	2,369,477,163.65	100.00

GROSS COUPON:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
4.700 - 5.000	15	3,451,133.29	0.15
5.001 - 6.000	1,274	280,231,400.91	11.83
6.001 - 7.000	5,102	948,714,706.50	40.04
7.001 - 8.000	4,668	701,666,399.23	29.61
8.001 - 9.000	2,447	301,600,635.34	12.73
9.001 - 10.000	981	96,656,637.00	4.08
10.001 - 11.000	285	25,646,329.85	1.08
11.001 - 12.000	99	9,631,871.11	0.41
12.001 - 12.950	28	1,878,050.42	0.08
Total	14,899	2,369,477,163.65	100.00

GROSS MARGIN:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
0.000 - 5.000	11,760	1,926,547,536.35	89.26
5.001 - 6.000	733	118,189,777.83	5.48
6.001 - 7.000	701	113,322,306.62	5.25
7.001 - 7.700	1	191,199.99	0.01
Total	13,195	2,158,250,820.79	100.00

COMB. ORIGINAL LTV:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
17.13 - 20.00	3	145,421.75	0.01
20.01 - 25.00	8	750,792.95	0.03
25.01 - 30.00	16	1,854,862.08	0.08
30.01 - 35.00	31	4,052,161.97	0.17
35.01 - 40.00	44	5,024,754.59	0.21
40.01 - 45.00	45	5,219,663.80	0.22
45.01 - 50.00	94	13,196,825.80	0.56
50.01 - 55.00	117	17,168,662.42	0.72
55.01 - 60.00	177	26,637,754.98	1.12
60.01 - 65.00	388	60,681,495.16	2.56
65.01 - 70.00	427	64,007,523.47	2.70
70.01 - 75.00	685	101,386,183.25	4.28
75.01 - 80.00	8,536	1,409,509,815.30	59.49
80.01 - 85.00	1,057	170,408,868.96	7.19
85.01 - 90.00	2,260	338,337,225.40	14.28
90.01 - 95.00	630	104,616,589.23	4.42
95.01 - 100.00	381	46,478,562.54	1.96
Total	14,899	2,369,477,163.65	100.00

DTI RATIO:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
1.00 - 5.00	45	5,094,855.26	0.22
5.01 - 10.00	135	16,663,284.53	0.70
10.01 - 15.00	251	30,658,795.29	1.29
15.01 - 20.00	437	52,069,667.79	2.20
20.01 - 25.00	743	94,322,862.86	3.98
25.01 - 30.00	1,208	160,728,608.92	6.78
30.01 - 35.00	1,785	257,423,693.85	10.86
35.01 - 40.00	2,447	384,017,310.70	16.21
40.01 - 45.00	3,015	507,832,359.62	21.43
45.01 - 50.00	4,032	718,345,788.05	30.32
50.01 - 55.00	789	140,522,687.42	5.93
55.01 - 60.00	10	1,681,065.71	0.07
60.01 - 65.00	1	80,567.81	0.00
75.01 - 79.00	1	35,615.84	0.00
Total	14,899	2,369,477,163.65	100.00

FICO:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
<= 0	3	357,589.53	0.02
451 - 500	19	2,816,668.74	0.12
501 - 550	1,823	254,999,519.98	10.76
551 - 600	3,355	505,134,549.98	21.32
601 - 650	4,605	732,801,786.91	30.93
651 - 700	3,409	573,225,620.21	24.19
701 - 750	1,326	236,928,085.61	10.00
751 - 800	350	61,450,080.09	2.59
801 - 814	9	1,763,262.60	0.07
Total	14,899	2,369,477,163.65	100.00

MAXIMUM RATE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
0.000 - 11.000	14	3,239,928.89	0.15
11.001 - 12.000	1,215	269,520,428.00	12.49
12.001 - 13.000	4,632	867,424,261.60	40.19
13.001 - 14.000	4,058	629,583,165.15	29.17
14.001 - 15.000	2,132	272,409,859.80	12.62
15.001 - 16.000	825	84,697,565.00	3.92
16.001 - 17.000	213	21,253,327.02	0.98
17.001 - 18.000	84	8,563,174.54	0.40
18.001 - 18.950	22	1,559,110.79	0.07
Total	13,195	2,158,250,820.79	100.00

MINIMUM RATE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
0.000 - 5.000	15	3,293,483.01	0.15
5.001 - 6.000	1,223	271,215,147.81	12.57
6.001 - 7.000	4,642	869,911,610.45	40.31
7.001 - 8.000	4,048	627,274,665.11	29.06
8.001 - 9.000	2,125	270,820,975.64	12.55
9.001 - 10.000	823	84,359,326.42	3.91
10.001 - 11.000	213	21,253,327.02	0.98
11.001 - 12.000	84	8,563,174.54	0.40
12.001 - 12.950	22	1,559,110.79	0.07
Total	13,195	2,158,250,820.79	100.00

INITIAL RATE CAP:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
1.000	12,755	2,084,620,187.15	64.73
2.000	1	203,999.88	0.01
3.000	439	73,426,633.76	2.28
Total	13,195	2,158,250,820.79	100.00

PERIODIC RATE CAP:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
1.000	13,195	2,158,250,820.79	67.01
Total	13,195	2,158,250,820.79	100.00

NEXT RATE CHANGE DATE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
< **/**/**	1,704	211,226,342.86	8.91
02/01/05 - 02/28/05	1	59,839.31	0.00
03/01/05 - 03/31/05	1	68,692.37	0.00
04/01/05 - 04/30/05	22	3,461,023.01	0.15
05/01/05 - 05/31/05	46	6,373,940.57	0.27
06/01/05 - 06/30/05	14	2,427,847.83	0.10
07/01/05 - 07/31/05	4	553,848.36	0.02
08/01/05 - 08/31/05	8	1,061,210.05	0.04
09/01/05 - 09/30/05	4	642,867.75	0.03
10/01/05 - 10/31/05	7	1,496,583.99	0.06
11/01/05 - 11/30/05	8	1,485,055.40	0.06
01/01/06 - 01/31/06	1	105,634.00	0.00
02/01/06 - 02/28/06	4	536,734.15	0.02
03/01/06 - 03/31/06	2	418,798.23	0.02
04/01/06 - 04/30/06	15	2,801,558.31	0.12
05/01/06 - 05/31/06	23	3,785,150.43	0.16
06/01/06 - 06/30/06	50	7,881,845.73	0.33
07/01/06 - 07/31/06	122	20,119,674.81	0.85
08/01/06 - 08/31/06	95	16,573,383.19	0.70
09/01/06 - 09/30/06	672	113,237,702.70	4.78
10/01/06 - 10/31/06	4,125	676,517,901.23	28.55
11/01/06 - 11/30/06	4,887	803,625,356.24	33.92
12/01/06 - 12/31/06	2,675	427,786,490.03	18.05
06/01/07 - 06/30/07	2	449,704.70	0.02
07/01/07 - 07/31/07	7	1,039,216.51	0.04
08/01/07 - 08/31/07	4	684,140.84	0.03
09/01/07 - 09/30/07	23	4,168,487.56	0.18
10/01/07 - 10/31/07	95	15,210,085.53	0.64
11/01/07 - 11/30/07	130	20,798,781.50	0.88
12/01/07 - 12/31/07	74	11,459,884.37	0.48
04/01/09 - 04/30/09	1	192,842.38	0.01
06/01/09 - 06/30/09	1	108,687.80	0.00
08/01/09 - 08/31/09	2	261,338.00	0.01
09/01/09 - 09/30/09	4	731,457.96	0.03
10/01/09 - 10/31/09	20	3,785,660.21	0.16
11/01/09 - 11/30/09	27	5,191,316.70	0.22
12/01/09 - 12/31/09	19	3,148,079.04	0.13
Total	14,899	2,369,477,163.65	100.00

ORIGINAL TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
120	4	177,445.23	0.01
180	153	14,689,846.36	0.62
240	18	1,904,614.82	0.08
360	14,724	2,352,705,257.24	99.29
Total	14,899	2,369,477,163.65	100.00

REMAINING TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
117	1	29,544.31	0.00
118	1	90,589.69	0.00
119	2	57,311.23	0.00
163	1	92,928.10	0.00
164	2	364,291.97	0.02
165	2	301,579.57	0.01
171	1	204,624.03	0.01
172	1	70,225.66	0.00
174	3	415,699.70	0.02
175	2	372,512.65	0.02
176	14	1,349,521.64	0.06
177	66	5,436,067.65	0.23
178	44	4,564,406.89	0.19
179	17	1,517,988.50	0.06
234	1	60,105.91	0.00
236	3	330,058.55	0.01
237	5	398,967.96	0.02
238	6	690,748.82	0.03
239	3	424,733.58	0.02
336	1	216,316.64	0.01
341	1	213,524.10	0.01
342	1	123,987.55	0.01
343	17	2,582,649.71	0.11
344	14	2,239,283.09	0.09
345	13	2,447,957.16	0.10
346	12	2,004,051.61	0.08
347	1	106,907.54	0.00
348	2	242,039.56	0.01
349	4	536,734.15	0.02
350	4	573,516.52	0.02
351	18	3,517,692.48	0.15
352	27	4,476,786.57	0.19
353	71	10,931,637.41	0.46
354	152	23,824,238.91	1.01
355	121	19,696,833.18	0.83
356	803	133,377,799.26	5.63
357	4,854	772,588,094.31	32.61
358	5,593	901,856,755.10	38.06
359	3,015	471,148,452.39	19.88
Total	14,899	2,369,477,163.65	100.00

SEASONING:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
1	3,037	473,148,485.70	19.97
2	5,644	907,202,500.50	38.29
3	4,926	778,452,674.23	32.85
4	820	135,057,379.45	5.70
5	123	20,069,345.83	0.85
6	156	24,300,044.52	1.03
7	71	10,931,637.41	0.46
8	28	4,547,012.23	0.19
9	19	3,722,316.51	0.16
10	4	573,516.52	0.02
11	4	536,734.15	0.02
12	2	242,039.56	0.01
13	1	106,907.54	0.00
14	12	2,004,051.61	0.08
15	15	2,749,536.73	0.12
16	16	2,603,575.06	0.11
17	18	2,675,577.81	0.11
18	1	123,987.55	0.01
19	1	213,524.10	0.01
24	1	216,316.64	0.01
Total	14,899	2,369,477,163.65	100.00

AMORTIZATION:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Fully Amortizing	12,874	1,954,361,832.14	82.48
Interest Only	2,025	415,115,331.51	17.52
Total	14,899	2,369,477,163.65	100.00

SILENT SECOND:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
No Silent Second	7,877	1,193,787,872.50	50.38
Silent Second	7,022	1,175,689,291.15	49.62
Total	14,899	2,369,477,163.65	100.00

PREPAYMENT PENALTY:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Prepayment Penalty	10,193	1,647,591,606.38	69.53
No Prepayment Penalty	4,706	721,885,557.27	30.47
Total	14,899	2,369,477,163.65	100.00

PREPAY TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
0	4,706	721,885,557.27	30.47
12	275	56,773,244.35	2.40
24	7,951	1,307,579,612.27	55.18
36	1,967	283,238,749.76	11.95
Total	14,899	2,369,477,163.65	100.00

LIEN POSITION:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
First Lien	14,899	2,369,477,163.65	100.00
Total	14,899	2,369,477,163.65	100.00

PROPERTY TYPE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Single Family	11,023	1,675,356,150.17	70.71
PUD	1,535	264,745,226.64	11.17
2-4 Units	1,174	241,404,255.52	10.19
Condominium	1,104	180,578,330.35	7.62
Townhouse	63	7,393,200.97	0.31
Total	14,899	2,369,477,163.65	100.00

PURPOSE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Purchase	8,299	1,332,258,854.37	56.23
Cash Out Refinance	5,860	927,447,997.95	39.14
Rate/Term Refinance	740	109,770,311.33	4.63
Total	14,899	2,369,477,163.65	100.00

OCCUPANCY:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Owner Occupied	12,624	2,116,742,368.44	89.33
Non-owner	2,151	233,570,569.18	9.86
Second Home	124	19,164,226.03	0.81
Total	14,899	2,369,477,163.65	100.00

DOCUMENTATION:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Full Documentation	9,929	1,496,914,791.79	63.17
Stated Income Documentation	4,862	853,253,355.85	36.01
Limited Documentation	108	19,309,016.01	0.81
Total	14,899	2,369,477,163.65	100.00

RISK:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
A-1	37	5,763,980.84	0.24
A-2	116	17,297,224.05	0.73
A-3	7	1,137,916.46	0.05
A-4	47	9,360,276.67	0.40
A-5	225	36,723,622.20	1.55
A1	2,694	487,670,746.07	20.58
A2	677	109,349,601.84	4.61
A3	3,662	545,643,500.57	23.03
AA	1,202	181,830,242.01	7.67
AP	4,913	775,331,649.80	32.72
B	401	60,447,162.39	2.55
B+	233	37,604,216.43	1.59
B-	2	460,709.91	0.02
B-1	2	187,928.44	0.01
B-2	1	33,609.09	0.00
B1	2	214,734.99	0.01
B4	2	239,619.62	0.01
C	455	70,905,963.26	2.99
D	221	29,274,459.01	1.24
Total	14,899	2,369,477,163.65	100.00

STATE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Alabama	165	15,359,010.72	0.65
Alaska	51	9,756,889.35	0.41
Arizona	147	19,922,065.41	0.84
Arkansas	52	4,060,716.72	0.17
California	3,297	749,052,560.29	31.61
Colorado	762	127,817,445.08	5.39
Connecticut	180	29,699,155.83	1.25
Delaware	7	1,084,932.27	0.05
District of Columbia	40	7,696,487.88	0.32
Florida	1,162	167,637,040.70	7.07
Georgia	644	90,073,152.88	3.80
Hawaii	16	5,428,269.19	0.23
Idaho	16	1,957,151.18	0.08
Illinois	1,119	179,305,870.20	7.57
Indiana	153	10,729,948.04	0.45
Iowa	71	6,233,113.26	0.26
Kansas	25	1,714,254.33	0.07
Kentucky	83	7,364,494.19	0.31
Louisiana	142	12,791,047.39	0.54
Maine	12	1,603,567.30	0.07
Maryland	268	48,388,791.32	2.04
Massachusetts	123	27,719,503.45	1.17
Michigan	506	52,177,393.86	2.20
Minnesota	142	24,097,934.80	1.02
Missouri	185	16,041,798.95	0.68
Montana	12	1,662,722.40	0.07
Nebraska	105	10,785,657.82	0.46
Nevada	158	30,590,835.98	1.29
New Hampshire	24	4,609,249.27	0.19
New Jersey	289	60,780,769.89	2.57
New Mexico	69	8,264,967.54	0.35
New York	314	79,945,638.37	3.37
North Carolina	297	30,781,270.94	1.30
North Dakota	11	948,500.45	0.04
Ohio	335	32,849,981.54	1.39
Oklahoma	128	11,351,378.11	0.48
Oregon	343	54,207,840.87	2.29
Pennsylvania	310	30,434,479.02	1.28
Rhode Island	43	8,225,084.54	0.35
South Carolina	117	11,872,772.49	0.50
South Dakota	5	637,090.90	0.03
Tennessee	348	30,508,576.57	1.29
Texas	1,388	148,441,081.16	6.26
Utah	180	24,637,596.01	1.04
Vermont	4	609,189.12	0.03
Virginia	192	35,249,724.20	1.49
Washington	657	113,153,923.29	4.78
West Virginia	20	1,987,905.34	0.08
Wisconsin	167	17,875,233.01	0.75

Wyoming	15	1,353,100.23	0.06
Total	14,899	2,369,477,163.65	100.00

LONG BEACH MORTGAGE LOAN TRUST 2005-1

Scheduled 1/01/05 Balances

Pool Group:	Group I		
Lien:	First Lien		
Total Current Balance:	415,115,332		
Total Original Loan Amount:	415,134,507		
Number Of Loans:	2,025		
		Minimum	**Maximum**
Average Current Balance:	$204,995.23	$52,500.00	$546,549.99
Average Original Loan Amount:	$205,004.69	$52,500.00	$546,550.00
Weighted Average Gross Coupon:	6.6334 %	5.0500	9.7500
Weighted Average Gross Margin:	5.0360 %	4.2500	7.7000
Weighted Average Initial Rate Cap:	1.0999 %	1.0000	3.0000
Weighted Average Periodic Rate Cap:	1.0000 %	1.0000	1.0000
Weighted Average Minimum Rate:	6.6330 %	5.0500	9.7500
Weighted Average Maximum Rate:	12.6339 %	11.0500	15.7500
Weighted Average Initial Reset Frequency:	25 months	24	60
Weighted Average Reset Frequency:	6 months	6	6
Weighted Average Next Reset:	22.52 months	15.00	59.00
Weighted Average Comb. Original Ltv:	80.63 %	23.72	100.00
Weighted Average Dti Ratio:	42.15 %	1.00	59.00
Weighted Average Fico Score:	634	504	802
Weighted Average Original Term:	360 months	360	360
Weighted Average Remaining Term:	358 months	351	359
Weighted Average Seasoning:	2 months	1	9
Weighted Average Prepay Term:	25 months	0	36
Top State Concentrations ($):	49.39 % California, 10.62 % Washington, 10.49 % Colorado		
Maximum Zip Code Concentration ($):	1.58 % 94565 (Bay Point, CA)		
First Pay Date:		May 01, 2004	Jan 01, 2005
Paid To Date:		Nov 01, 2004	Feb 01, 2005
Next Rate Change Date:		Apr 01, 2006	Dec 01, 2009
Mature Date:		Apr 01, 2034	Dec 01, 2034

Table

PRODUCT:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
2/28 LIBOR I/O	1,922	393,529,678.75	94.80
3/27 LIBOR I/O	77	15,947,481.05	3.84
5/25 LIBOR I/O	26	5,638,171.71	1.36
Total	2,025	415,115,331.51	100.00

AGENCY:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
NULL	2,025	415,115,331.51	100.00
Total	2,025	415,115,331.51	100.00

ALTA PRODUCT:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Alt A	4	680,663.93	0.16
Non Alt A	2,021	414,434,667.58	99.84
Total	2,025	415,115,331.51	100.00

SILENT SECOND:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Silent Second	1,401	282,031,402.68	67.94
No Silent Second	624	133,083,928.83	32.06
Total	2,025	415,115,331.51	100.00

INDEX:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
6 Mo Libor	2,025	415,115,331.51	100.00
Total	2,025	415,115,331.51	100.00

STATUS:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
C	2,025	415,115,331.51	100.00
Total	2,025	415,115,331.51	100.00

ORIGINAL BALANCE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
52,500.00 - 100,000.00	118	9,988,619.86	2.41
100,000.01 - 200,000.00	889	136,838,944.77	32.96
200,000.01 - 300,000.00	809	200,454,318.27	48.29
300,000.01 - 400,000.00	204	65,403,548.62	15.76
400,000.01 - 500,000.00	3	1,375,350.00	0.33
500,000.01 - 546,550.00	2	1,054,549.99	0.25
Total	2,025	415,115,331.51	100.00

CURRENT BALANCE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
52,500.00 - 100,000.00	118	9,988,619.86	2.41
100,000.01 - 150,000.00	399	50,863,212.80	12.25
150,000.01 - 200,000.00	490	85,975,731.97	20.71
200,000.01 - 250,000.00	430	96,205,126.49	23.18
250,000.01 - 300,000.00	379	104,249,191.78	25.11
300,000.01 - 350,000.00	190	60,182,474.02	14.50
350,000.01 - 400,000.00	14	5,221,074.60	1.26
400,000.01 - 450,000.00	1	424,000.00	0.10
450,000.01 - 500,000.00	2	951,350.00	0.23
500,000.01 - 546,549.99	2	1,054,549.99	0.25
Total	2,025	415,115,331.51	100.00

GROSS COUPON:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
5.050 - 6.000	384	89,027,624.76	21.45
6.001 - 7.000	1,074	224,313,884.65	54.04
7.001 - 8.000	483	86,784,427.48	20.91
8.001 - 9.000	74	13,301,903.98	3.20
9.001 - 9.750	10	1,687,490.64	0.41
Total	2,025	415,115,331.51	100.00

GROSS MARGIN:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
4.250 - 5.000	1,939	396,828,549.09	95.59
5.001 - 6.000	71	15,247,422.38	3.67
6.001 - 7.000	14	2,848,160.05	0.69
7.001 - 7.700	1	191,199.99	0.05
Total	2,025	415,115,331.51	100.00

COMB. ORIGINAL LTV:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
23.72 - 25.00	1	60,000.00	0.01
25.01 - 30.00	1	66,700.00	0.02
30.01 - 35.00	2	270,000.00	0.07
35.01 - 40.00	1	200,000.00	0.05
40.01 - 45.00	3	503,000.00	0.12
45.01 - 50.00	6	1,589,963.75	0.38
50.01 - 55.00	12	2,488,289.96	0.60
55.01 - 60.00	9	1,790,049.99	0.43
60.01 - 65.00	22	4,605,531.04	1.11
65.01 - 70.00	25	5,314,248.97	1.28
70.01 - 75.00	50	11,564,619.28	2.79
75.01 - 80.00	1,508	305,488,847.46	73.59
80.01 - 85.00	99	21,366,653.87	5.15
85.01 - 90.00	275	57,255,979.07	13.79
90.01 - 95.00	10	2,392,448.23	0.58
95.01 - 100.00	1	158,999.89	0.04
Total	2,025	415,115,331.51	100.00

DTI RATIO:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
1.00 - 5.00	6	1,336,100.00	0.32
5.01 - 10.00	13	2,515,578.52	0.61
10.01 - 15.00	14	3,028,112.36	0.73
15.01 - 20.00	26	5,098,430.97	1.23
20.01 - 25.00	62	11,317,274.92	2.73
25.01 - 30.00	109	20,091,515.42	4.84
30.01 - 35.00	178	35,850,652.45	8.64
35.01 - 40.00	299	60,166,842.61	14.49
40.01 - 45.00	432	88,557,523.53	21.33
45.01 - 50.00	760	158,227,314.47	38.12
50.01 - 55.00	123	28,045,336.25	6.76
55.01 - 59.00	3	880,650.01	0.21
Total	2,025	415,115,331.51	100.00

FICO:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
504 - 550	20	4,463,555.63	1.08
551 - 600	556	112,295,977.60	27.05
601 - 650	796	162,168,441.81	39.07
651 - 700	453	93,896,266.81	22.62
701 - 750	149	31,516,874.81	7.59
751 - 800	50	10,602,294.85	2.55
801 - 802	1	171,920.00	0.04
Total	2,025	415,115,331.51	100.00

MAXIMUM RATE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
11.050 - 12.000	384	89,027,624.76	21.45
12.001 - 13.000	1,073	224,109,884.77	53.99
13.001 - 14.000	484	86,988,427.36	20.96
14.001 - 15.000	74	13,301,903.98	3.20
15.001 - 15.750	10	1,687,490.64	0.41
Total	2,025	415,115,331.51	100.00

MINIMUM RATE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
5.050 - 6.000	384	89,027,624.76	21.45
6.001 - 7.000	1,075	224,645,084.65	54.12
7.001 - 8.000	482	86,453,227.48	20.83
8.001 - 9.000	74	13,301,903.98	3.20
9.001 - 9.750	10	1,687,490.64	0.41
Total	2,025	415,115,331.51	100.00

INITIAL RATE CAP:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
1.000	1,925	394,281,432.86	12.24
2.000	1	203,999.88	0.01
3.000	99	20,629,898.77	0.64
Total	2,025	415,115,331.51	100.00

PERIODIC RATE CAP:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
1.000	2,025	415,115,331.51	12.89
Total	2,025	415,115,331.51	100.00

NEXT RATE CHANGE DATE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
04/01/06 - 04/30/06	2	553,199.64	0.13
05/01/06 - 05/31/06	8	1,679,369.76	0.40
06/01/06 - 06/30/06	6	1,684,610.93	0.41
07/01/06 - 07/31/06	23	4,775,709.05	1.15
08/01/06 - 08/31/06	17	3,250,855.65	0.78
09/01/06 - 09/30/06	130	25,825,867.44	6.22
10/01/06 - 10/31/06	641	135,058,114.10	32.54
11/01/06 - 11/30/06	746	152,622,497.38	36.77
12/01/06 - 12/31/06	349	68,079,454.80	16.40
09/01/07 - 09/30/07	8	1,857,699.82	0.45
10/01/07 - 10/31/07	21	4,593,631.26	1.11
11/01/07 - 11/30/07	27	5,698,265.97	1.37
12/01/07 - 12/31/07	21	3,797,884.00	0.91
04/01/09 - 04/30/09	1	192,842.38	0.05
08/01/09 - 08/31/09	1	143,588.00	0.03
09/01/09 - 09/30/09	3	582,000.00	0.14
10/01/09 - 10/31/09	6	1,543,140.48	0.37
11/01/09 - 11/30/09	11	2,277,450.85	0.55
12/01/09 - 12/31/09	4	899,150.00	0.22
Total	2,025	415,115,331.51	100.00

ORIGINAL TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
360	2,025	415,115,331.51	100.00
Total	2,025	415,115,331.51	100.00

REMAINING TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
351	3	746,042.02	0.18
352	8	1,679,369.76	0.40
353	6	1,684,610.93	0.41
354	23	4,775,709.05	1.15
355	18	3,394,443.65	0.82
356	141	28,265,567.26	6.81
357	668	141,194,885.84	34.01
358	784	160,598,214.20	38.69
359	374	72,776,488.80	17.53
Total	2,025	415,115,331.51	100.00

SEASONING:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
1	374	72,776,488.80	17.53
2	784	160,598,214.20	38.69
3	668	141,194,885.84	34.01
4	141	28,265,567.26	6.81
5	18	3,394,443.65	0.82
6	23	4,775,709.05	1.15
7	6	1,684,610.93	0.41
8	8	1,679,369.76	0.40
9	3	746,042.02	0.18
Total	2,025	415,115,331.51	100.00

AMORTIZATION:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Interest Only	2,025	415,115,331.51	100.00
Total	2,025	415,115,331.51	100.00

SILENT SECOND:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Silent Second	1,401	282,031,402.68	67.94
No Silent Second	624	133,083,928.83	32.06
Total	2,025	415,115,331.51	100.00

PREPAYMENT PENALTY:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Prepayment Penalty	1,742	361,917,449.69	87.18
No Prepayment Penalty	283	53,197,881.82	12.82
Total	2,025	415,115,331.51	100.00

PREPAY TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
0	283	53,197,881.82	12.82
12	33	7,468,178.52	1.80
24	1,449	303,182,905.82	73.04
36	260	51,266,365.35	12.35
Total	2,025	415,115,331.51	100.00

LIEN POSITION:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
First Lien	2,025	415,115,331.51	100.00
Total	2,025	415,115,331.51	100.00

PROPERTY TYPE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Single Family	1,392	281,536,426.16	67.82
PUD	339	69,857,046.06	16.83
Condominium	219	43,246,020.30	10.42
2-4 Units	69	19,358,770.01	4.66
Townhouse	6	1,117,068.98	0.27
Total	2,025	415,115,331.51	100.00

PURPOSE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Purchase	1,299	264,566,830.27	63.73
Cash Out Refinance	653	136,427,341.87	32.86
Rate/Term Refinance	73	14,121,159.37	3.40
Total	2,025	415,115,331.51	100.00

OCCUPANCY:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Owner Occupied	1,866	386,799,131.51	93.18
Non-owner	142	24,958,618.73	6.01
Second Home	17	3,357,581.27	0.81
Total	2,025	415,115,331.51	100.00

DOCUMENTATION:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Full Documentation	1,945	398,228,680.43	95.93
Stated Income Documentation	52	10,921,227.12	2.63
Limited Documentation	28	5,965,423.96	1.44
Total	2,025	415,115,331.51	100.00

RISK:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
A-1	3	505,523.99	0.12
A-2	12	2,524,609.27	0.61
A-3	2	357,600.00	0.09
A-4	6	1,379,949.25	0.33
A-5	20	4,401,449.73	1.06
A1	474	101,824,700.44	24.53
A2	169	33,656,104.53	8.11
A3	575	117,577,488.14	28.32
AA	4	680,663.93	0.16
AP	695	138,646,720.75	33.40
B	28	5,638,107.44	1.36
B+	25	5,403,014.08	1.30
B-	1	261,250.00	0.06
C	10	2,000,099.97	0.48
D	1	258,049.99	0.06
Total	2,025	415,115,331.51	100.00

STATE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Alaska	1	210,400.00	0.05
Arizona	45	6,824,350.17	1.64
California	829	205,018,247.35	49.39
Colorado	251	43,544,225.44	10.49
Connecticut	8	1,550,719.99	0.37
Florida	148	25,653,440.26	6.18
Georgia	108	16,996,450.97	4.09
Illinois	59	11,002,570.60	2.65
Indiana	2	144,100.00	0.03
Maryland	33	7,073,371.98	1.70
Massachusetts	4	1,038,199.97	0.25
Michigan	26	3,931,558.99	0.95
Minnesota	15	2,667,169.89	0.64
Missouri	1	152,000.00	0.04
Nebraska	1	65,200.00	0.02
Nevada	54	11,281,025.92	2.72
New Jersey	5	1,165,099.99	0.28
New Mexico	1	272,500.00	0.07
New York	6	1,858,359.99	0.45
North Carolina	21	2,833,145.85	0.68
Ohio	10	1,278,499.96	0.31
Oregon	55	8,933,767.93	2.15
Rhode Island	1	191,199.99	0.05
Tennessee	10	1,714,159.74	0.41
Texas	35	5,303,630.84	1.28
Utah	25	4,108,306.73	0.99
Virginia	24	5,233,046.94	1.26
Washington	242	44,091,982.02	10.62
Wisconsin	5	978,600.00	0.24
Total	2,025	415,115,331.51	100.00

LONG BEACH MORTGAGE LOAN TRUST 2004-7

Scheduled 1/01/05 Balances

		Minimum	Maximum
Pool Group:	Group II		
Lien:	First Lien		
Total Current Balance:	1,112,007,884		
Total Original Loan Amount:	1,113,738,083		
Number Of Loans:	2,375		
Average Current Balance:	$468,213.85	$316,372.23	$1,000,000.00
Average Original Loan Amount:	$468,942.35	$333,900.00	$1,000,000.00
Weighted Average Gross Coupon:	6.8451 %	5.0000	10.8000
Weighted Average Gross Margin:	5.0970 %	4.2500	6.7500
Weighted Average Initial Rate Cap:	1.0636 %	1.0000	3.0000
Weighted Average Periodic Rate Cap:	1.0000 %	1.0000	1.0000
Weighted Average Minimum Rate:	6.8459 %	5.0000	10.8000
Weighted Average Maximum Rate:	12.8501 %	11.0000	16.8000
Weighted Average Initial Reset Frequency:	24 months	6	60
Weighted Average Reset Frequency:	6 months	6	6
Weighted Average Next Reset:	22.02 months	2.00	59.00
Weighted Average Comb. Original Ltv:	80.42 %	25.71	100.00
Weighted Average Dti Ratio:	41.43 %	2.00	93.00
Weighted Average Fico Score:	634	500	804
Weighted Average Original Term:	360 months	180	360
Weighted Average Remaining Term:	357 months	176	359
Weighted Average Seasoning:	2 months	1	17
Weighted Average Prepay Term:	24 months	0	36
Top State Concentrations ($):	60.82 % California, 4.17 % New York, 3.61 % Florida		
Maximum Zip Code Concentration ($):	0.87 % 95122 (San Jose, CA)		
First Pay Date:		Sep 01, 2003	Jan 01, 2005
Paid To Date:		Nov 01, 2004	Jul 01, 2005
Next Rate Change Date:		Mar 01, 2005	Dec 01, 2009
Mature Date:		Sep 01, 2019	Dec 01, 2034

RBS Greenwich Capital

Table

PRODUCT:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
2/28 LIBOR	1,510	702,619,720.31	63.18
2/28 LIBOR I/O	681	320,709,998.05	28.84
3/27 LIBOR	21	9,569,660.40	0.86
3/27 LIBOR I/O	18	8,382,294.22	0.75
5/25 LIBOR	10	5,544,411.83	0.50
5/25 LIBOR I/O	12	6,780,296.36	0.61
6 Month LIBOR	19	8,773,104.91	0.79
Fixed Rate 15 Year	6	2,725,612.36	0.25
Fixed Rate 30 Year	98	46,902,785.82	4.22
Total	2,375	1,112,007,884.26	100.00

AGENCY:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
NULL	2,375	1,112,007,884.26	100.00
Total	2,375	1,112,007,884.26	100.00

ALTA PRODUCT:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Alt A	123	57,298,125.76	5.15
Non Alt A	2,252	1,054,709,758.50	94.85
Total	2,375	1,112,007,884.26	100.00

SILENT SECOND:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
No Silent Second	1,177	581,733,997.04	52.31
Silent Second	1,198	530,273,887.22	47.69
Total	2,375	1,112,007,884.26	100.00

INDEX:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
6 Mo Libor	2,271	1,062,379,486.08	95.54
Fixed Rate	104	49,628,398.18	4.46
Total	2,375	1,112,007,884.26	100.00

STATUS:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
C	2,375	1,112,007,884.26	100.00
Total	2,375	1,112,007,884.26	100.00

ORIGINAL BALANCE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
333,900.00 - 400,000.00	938	342,074,612.04	30.76
400,000.01 - 500,000.00	794	356,176,168.70	32.03
500,000.01 - 600,000.00	316	174,402,008.29	15.68
600,000.01 - 700,000.00	164	105,778,572.73	9.51
700,000.01 - 800,000.00	92	68,359,715.63	6.15
800,000.01 - 900,000.00	36	30,755,007.59	2.77
900,000.01 - 1,000,000.00	35	34,461,799.28	3.10
Total	2,375	1,112,007,884.26	100.00

CURRENT BALANCE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
316,372.23 - 350,000.00	254	86,740,848.31	7.80
350,000.01 - 400,000.00	686	256,132,701.88	23.03
400,000.01 - 450,000.00	443	188,783,684.51	16.98
450,000.01 - 500,000.00	349	166,593,546.04	14.98
500,000.01 - 550,000.00	158	82,940,062.71	7.46
550,000.01 - 600,000.00	158	91,461,945.58	8.22
600,000.01 - 650,000.00	106	66,568,594.13	5.99
650,000.01 - 700,000.00	58	39,209,978.60	3.53
700,000.01 - 750,000.00	68	49,748,242.50	4.47
750,000.01 - 800,000.00	25	19,410,815.75	1.75
800,000.01 - 850,000.00	23	19,319,574.91	1.74
850,000.01 - 900,000.00	12	10,636,090.06	0.96
900,000.01 - 950,000.00	3	2,787,605.39	0.25
950,000.01 - 1,000,000.00	32	31,674,193.89	2.85
Total	2,375	1,112,007,884.26	100.00

GROSS COUPON:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
5.000 - 5.000	2	734,652.34	0.07
5.001 - 6.000	471	208,329,549.38	18.73
6.001 - 7.000	1,113	518,409,033.08	46.62
7.001 - 8.000	574	279,168,275.98	25.10
8.001 - 9.000	177	86,388,023.34	7.77
9.001 - 10.000	35	17,845,374.96	1.60
10.001 - 10.800	3	1,132,975.18	0.10
Total	2,375	1,112,007,884.26	100.00

GROSS MARGIN:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
0.000 - 5.000	2,020	947,129,972.27	89.15
5.001 - 6.000	138	66,053,286.00	6.22
6.001 - 6.750	113	49,196,227.81	4.63
Total	2,271	1,062,379,486.08	100.00

COMB. ORIGINAL LTV:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
25.71 - 30.00	1	896,820.87	0.08
35.01 - 40.00	1	846,989.96	0.08
40.01 - 45.00	6	3,341,992.27	0.30
45.01 - 50.00	4	3,089,048.96	0.28
50.01 - 55.00	11	6,161,798.62	0.55
55.01 - 60.00	17	9,147,543.02	0.82
60.01 - 65.00	51	28,712,839.11	2.58
65.01 - 70.00	88	45,350,034.66	4.08
70.01 - 75.00	133	72,925,860.57	6.56
75.01 - 80.00	1,419	639,136,481.96	57.48
80.01 - 85.00	211	105,186,194.82	9.46
85.01 - 90.00	322	148,598,222.39	13.36
90.01 - 95.00	94	40,356,118.01	3.63
95.01 - 100.00	17	8,257,939.04	0.74
Total	2,375	1,112,007,884.26	100.00

DTI RATIO:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
2.00 - 5.00	15	8,192,175.82	0.74
5.01 - 10.00	15	8,611,116.44	0.77
10.01 - 15.00	33	16,099,936.83	1.45
15.01 - 20.00	55	26,265,518.84	2.36
20.01 - 25.00	59	29,731,169.02	2.67
25.01 - 30.00	110	55,030,694.77	4.95
30.01 - 35.00	209	101,049,564.54	9.09
35.01 - 40.00	316	150,072,360.41	13.50
40.01 - 45.00	518	233,052,372.10	20.96
45.01 - 50.00	825	377,274,050.61	33.93
50.01 - 55.00	218	105,436,363.40	9.48
55.01 - 60.00	1	377,055.82	0.03
90.01 - 93.00	1	815,505.66	0.07
Total	2,375	1,112,007,884.26	100.00

FICO:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
500 - 500	2	1,020,431.00	0.09
501 - 550	233	112,004,484.71	10.07
551 - 600	451	218,950,021.98	19.69
601 - 650	692	324,769,970.04	29.21
651 - 700	678	308,312,559.50	27.73
701 - 750	257	118,551,251.94	10.66
751 - 800	60	27,423,995.26	2.47
801 - 804	2	975,169.83	0.09
Total	2,375	1,112,007,884.26	100.00

MAXIMUM RATE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
0.000 - 11.000	2	734,652.34	0.07
11.001 - 12.000	455	201,189,296.43	18.94
12.001 - 13.000	1,051	489,015,788.38	46.03
13.001 - 14.000	553	268,960,300.47	25.32
14.001 - 15.000	172	83,783,074.22	7.89
15.001 - 16.000	35	17,563,399.06	1.65
16.001 - 16.800	3	1,132,975.18	0.11
Total	2,271	1,062,379,486.08	100.00

MINIMUM RATE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
0.000 - 5.000	2	734,652.34	0.07
5.001 - 6.000	459	202,954,880.43	19.10
6.001 - 7.000	1,053	489,648,762.63	46.09
7.001 - 8.000	547	266,561,742.22	25.09
8.001 - 9.000	173	84,120,146.70	7.92
9.001 - 10.000	34	17,226,326.58	1.62
10.001 - 10.800	3	1,132,975.18	0.11
Total	2,271	1,062,379,486.08	100.00

INITIAL RATE CAP:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
1.000	2,200	1,028,361,667.90	31.93
2.000	1	430,763.88	0.01
3.000	70	33,587,054.30	1.04
Total	2,271	1,062,379,486.08	100.00

PERIODIC RATE CAP:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
1.000	2,271	1,062,379,486.08	32.99
Total	2,271	1,062,379,486.08	100.00

NEXT RATE CHANGE DATE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
< **/**/**	104	49,628,398.18	4.46
03/01/05 - 03/31/05	1	392,741.01	0.04
04/01/05 - 04/30/05	4	1,906,131.93	0.17
05/01/05 - 05/31/05	10	4,703,927.47	0.42
06/01/05 - 06/30/05	4	1,770,304.50	0.16
08/01/05 - 08/31/05	3	1,169,292.71	0.11
09/01/05 - 09/30/05	7	3,682,649.69	0.33
10/01/05 - 10/31/05	6	2,459,209.84	0.22
01/01/06 - 01/31/06	1	490,296.42	0.04
04/01/06 - 04/30/06	6	2,551,438.17	0.23
05/01/06 - 05/31/06	1	350,400.00	0.03
06/01/06 - 06/30/06	6	2,917,559.87	0.26
07/01/06 - 07/31/06	19	10,351,059.74	0.93
08/01/06 - 08/31/06	21	11,828,528.05	1.06
09/01/06 - 09/30/06	124	60,411,121.39	5.43
10/01/06 - 10/31/06	695	313,311,756.68	28.18
11/01/06 - 11/30/06	864	406,698,547.18	36.57
12/01/06 - 12/31/06	439	207,629,797.65	18.67
06/01/07 - 06/30/07	1	952,712.58	0.09
07/01/07 - 07/31/07	1	357,794.78	0.03
09/01/07 - 09/30/07	2	1,102,246.31	0.10
10/01/07 - 10/31/07	16	7,322,626.84	0.66
11/01/07 - 11/30/07	11	4,473,110.78	0.40
12/01/07 - 12/31/07	7	3,221,524.30	0.29
05/01/09 - 05/31/09	1	355,500.00	0.03
06/01/09 - 06/30/09	1	675,520.70	0.06
09/01/09 - 09/30/09	3	1,610,157.82	0.14
10/01/09 - 10/31/09	7	2,881,726.38	0.26
11/01/09 - 11/30/09	9	6,406,103.29	0.58
12/01/09 - 12/31/09	1	395,700.00	0.04
Total	2,375	1,112,007,884.26	100.00

ORIGINAL TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
180	6	2,725,612.36	0.25
360	2,369	1,109,282,271.90	99.75
Total	2,375	1,112,007,884.26	100.00

REMAINING TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
176	1	423,915.03	0.04
177	3	1,314,728.59	0.12
178	2	986,968.74	0.09
343	3	1,169,292.71	0.11
344	9	4,578,156.72	0.41
345	9	4,070,934.82	0.37
348	2	895,816.79	0.08
351	6	2,551,438.17	0.23
352	2	705,900.00	0.06
353	8	4,545,793.15	0.41
354	22	11,520,055.00	1.04
355	21	11,828,528.05	1.06
356	139	68,235,193.76	6.14
357	756	342,128,543.40	30.77
358	929	438,566,495.21	39.44
359	463	218,486,124.12	19.65
Total	2,375	1,112,007,884.26	100.00

SEASONING:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
1	463	218,486,124.12	19.65
2	931	439,553,463.95	39.53
3	759	343,443,271.99	30.88
4	140	68,659,108.79	6.17
5	21	11,828,528.05	1.06
6	22	11,520,055.00	1.04
7	8	4,545,793.15	0.41
8	2	705,900.00	0.06
9	6	2,551,438.17	0.23
12	2	895,816.79	0.08
15	9	4,070,934.82	0.37
16	9	4,578,156.72	0.41
17	3	1,169,292.71	0.11
Total	2,375	1,112,007,884.26	100.00

AMORTIZATION:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Fully Amortizing	1,664	776,135,295.63	69.80
Interest Only	711	335,872,588.63	30.20
Total	2,375	1,112,007,884.26	100.00

SILENT SECOND:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
No Silent Second	1,177	581,733,997.04	52.31
Silent Second	1,198	530,273,887.22	47.69
Total	2,375	1,112,007,884.26	100.00

PREPAYMENT PENALTY:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Prepayment Penalty	1,789	825,663,167.24	74.25
No Prepayment Penalty	586	286,344,717.02	25.75
Total	2,375	1,112,007,884.26	100.00

PREPAY TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
0	586	286,344,717.02	25.75
12	99	49,440,146.13	4.45
24	1,511	694,057,267.49	62.41
36	179	82,165,753.62	7.39
Total	2,375	1,112,007,884.26	100.00

LIEN POSITION:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
First Lien	2,375	1,112,007,884.26	100.00
Total	2,375	1,112,007,884.26	100.00

PROPERTY TYPE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Single Family	1,822	841,369,040.52	75.66
PUD	349	173,700,452.18	15.62
Condominium	113	49,319,124.28	4.44
2-4 Units	87	45,408,442.67	4.08
Townhouse	4	2,210,824.61	0.20
Total	2,375	1,112,007,884.26	100.00

PURPOSE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Purchase	1,280	577,919,387.18	51.97
Cash Out Refinance	985	477,430,285.17	42.93
Rate/Term Refinance	110	56,658,211.91	5.10
Total	2,375	1,112,007,884.26	100.00

OCCUPANCY:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Owner Occupied	2,266	1,061,819,685.50	95.49
Non-owner	72	32,302,943.16	2.90
Second Home	37	17,885,255.60	1.61
Total	2,375	1,112,007,884.26	100.00

DOCUMENTATION:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Full Documentation	1,385	662,181,907.10	59.55
Stated Income Documentation	950	430,485,248.97	38.71
Limited Documentation	40	19,340,728.19	1.74
Total	2,375	1,112,007,884.26	100.00

RISK:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
A-1	8	3,740,615.14	0.34
A-2	19	8,427,648.87	0.76
A-3	2	846,390.22	0.08
A-4	11	6,476,900.60	0.58
A-5	47	24,200,994.66	2.18
A1	618	275,069,612.93	24.74
A2	94	43,554,890.49	3.92
A3	543	266,300,494.93	23.95
AA	124	57,883,743.73	5.21
AP	728	342,876,124.20	30.83
B	63	29,523,691.06	2.65
B+	42	19,213,676.67	1.73
C	67	30,247,963.27	2.72
D	9	3,645,137.49	0.33
Total	2,375	1,112,007,884.26	100.00

STATE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Alabama	7	3,771,418.54	0.34
Arizona	13	6,211,348.46	0.56
California	1,494	676,347,363.86	60.82
Colorado	73	34,631,234.31	3.11
Connecticut	20	11,607,740.47	1.04
Delaware	1	491,987.47	0.04
District of Columbia	4	2,119,468.17	0.19
Florida	85	40,152,054.59	3.61
Georgia	31	16,871,422.31	1.52
Hawaii	7	5,310,058.06	0.48
Idaho	1	848,114.56	0.08
Illinois	73	34,929,913.41	3.14
Iowa	1	364,797.54	0.03
Kentucky	2	1,077,879.04	0.10
Louisiana	2	1,169,780.14	0.11
Maine	1	649,515.18	0.06
Maryland	52	25,445,179.64	2.29
Massachusetts	28	14,135,488.21	1.27
Michigan	27	13,577,680.60	1.22
Minnesota	21	9,658,686.07	0.87
Missouri	2	1,331,761.37	0.12
Nebraska	2	754,812.45	0.07
Nevada	18	8,290,547.31	0.75
New Hampshire	3	1,320,428.95	0.12
New Jersey	55	27,224,642.78	2.45
New Mexico	1	483,622.44	0.04
New York	100	46,353,271.14	4.17
North Carolina	13	5,622,474.12	0.51
Ohio	7	4,143,037.97	0.37
Oklahoma	2	698,453.12	0.06
Oregon	20	10,288,966.96	0.93
Pennsylvania	8	4,354,540.11	0.39
Rhode Island	1	399,638.39	0.04
South Carolina	4	1,946,839.21	0.18
Tennessee	5	3,247,250.64	0.29
Texas	62	33,447,410.44	3.01
Utah	14	7,205,222.26	0.65
Virginia	53	25,376,716.71	2.28
Washington	60	28,548,855.19	2.57
Wisconsin	2	1,598,262.07	0.14
Total	2,375	1,112,007,884.26	100.00

LONG BEACH MORTGAGE LOAN TRUST 2004-7

Scheduled 1/01/05 Balances

		Minimum	Maximum
Pool Group:	Group II		
Lien:	First Lien		
Total Current Balance:	1,112,007,884		
Total Original Loan Amount:	1,113,738,083		
Number Of Loans:	2,375		
Average Current Balance:	$468,213.85	$316,372.23	$1,000,000.00
Average Original Loan Amount:	$468,942.35	$333,900.00	$1,000,000.00
Weighted Average Gross Coupon:	6.8451 %	5.0000	10.8000
Weighted Average Gross Margin:	5.0970 %	4.2500	6.7500
Weighted Average Initial Rate Cap:	1.0636 %	1.0000	3.0000
Weighted Average Periodic Rate Cap:	1.0000 %	1.0000	1.0000
Weighted Average Minimum Rate:	6.8459 %	5.0000	10.8000
Weighted Average Maximum Rate:	12.8501 %	11.0000	16.8000
Weighted Average Initial Reset Frequency:	24 months	6	60
Weighted Average Reset Frequency:	6 months	6	6
Weighted Average Next Reset:	22.02 months	2.00	59.00
Weighted Average Comb. Original Ltv:	80.42 %	25.71	100.00
Weighted Average Dti Ratio:	41.43 %	2.00	93.00
Weighted Average Fico Score:	634	500	804
Weighted Average Original Term:	360 months	180	360
Weighted Average Remaining Term:	357 months	176	359
Weighted Average Seasoning:	2 months	1	17
Weighted Average Prepay Term:	24 months	0	36
Top State Concentrations ($):	60.82 % California, 4.17 % New York, 3.61 % Florida		
Maximum Zip Code Concentration ($):	0.87 % 95122 (San Jose, CA)		
First Pay Date:		Sep 01, 2003	Jan 01, 2005
Paid To Date:		Nov 01, 2004	Jul 01, 2005
Next Rate Change Date:		Mar 01, 2005	Dec 01, 2009
Mature Date:		Sep 01, 2019	Dec 01, 2034

Table

PRODUCT:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
2/28 LIBOR	1,510	702,619,720.31	63.18
2/28 LIBOR I/O	681	320,709,998.05	28.84
3/27 LIBOR	21	9,569,660.40	0.86
3/27 LIBOR I/O	18	8,382,294.22	0.75
5/25 LIBOR	10	5,544,411.83	0.50
5/25 LIBOR I/O	12	6,780,296.36	0.61
6 Month LIBOR	19	8,773,104.91	0.79
Fixed Rate 15 Year	6	2,725,612.36	0.25
Fixed Rate 30 Year	98	46,902,785.82	4.22
Total	2,375	1,112,007,884.26	100.00

AGENCY:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
NULL	2,375	1,112,007,884.26	100.00
Total	2,375	1,112,007,884.26	100.00

ALTA PRODUCT:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Alt A	123	57,298,125.76	5.15
Non Alt A	2,252	1,054,709,758.50	94.85
Total	2,375	1,112,007,884.26	100.00

SILENT SECOND:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
No Silent Second	1,177	581,733,997.04	52.31
Silent Second	1,198	530,273,887.22	47.69
Total	2,375	1,112,007,884.26	100.00

INDEX:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
6 Mo Libor	2,271	1,062,379,486.08	95.54
Fixed Rate	104	49,628,398.18	4.46
Total	2,375	1,112,007,884.26	100.00

STATUS:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
C	2,375	1,112,007,884.26	100.00
Total	2,375	1,112,007,884.26	100.00

ORIGINAL BALANCE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
333,900.00 - 400,000.00	938	342,074,612.04	30.76
400,000.01 - 500,000.00	794	356,176,168.70	32.03
500,000.01 - 600,000.00	316	174,402,008.29	15.68
600,000.01 - 700,000.00	164	105,778,572.73	9.51
700,000.01 - 800,000.00	92	68,359,715.63	6.15
800,000.01 - 900,000.00	36	30,755,007.59	2.77
900,000.01 - 1,000,000.00	35	34,461,799.28	3.10
Total	2,375	1,112,007,884.26	100.00

CURRENT BALANCE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
316,372.23 - 350,000.00	254	86,740,848.31	7.80
350,000.01 - 400,000.00	686	256,132,701.88	23.03
400,000.01 - 450,000.00	443	188,783,684.51	16.98
450,000.01 - 500,000.00	349	166,593,546.04	14.98
500,000.01 - 550,000.00	158	82,940,062.71	7.46
550,000.01 - 600,000.00	158	91,461,945.58	8.22
600,000.01 - 650,000.00	106	66,568,594.13	5.99
650,000.01 - 700,000.00	58	39,209,978.60	3.53
700,000.01 - 750,000.00	68	49,748,242.50	4.47
750,000.01 - 800,000.00	25	19,410,815.75	1.75
800,000.01 - 850,000.00	23	19,319,574.91	1.74
850,000.01 - 900,000.00	12	10,636,090.06	0.96
900,000.01 - 950,000.00	3	2,787,605.39	0.25
950,000.01 - 1,000,000.00	32	31,674,193.89	2.85
Total	2,375	1,112,007,884.26	100.00

GROSS COUPON:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
5.000 - 5.000	2	734,652.34	0.07
5.001 - 6.000	471	208,329,549.38	18.73
6.001 - 7.000	1,113	518,409,033.08	46.62
7.001 - 8.000	574	279,168,275.98	25.10
8.001 - 9.000	177	86,388,023.34	7.77
9.001 - 10.000	35	17,845,374.96	1.60
10.001 - 10.800	3	1,132,975.18	0.10
Total	2,375	1,112,007,884.26	100.00

GROSS MARGIN:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
0.000 - 5.000	2,020	947,129,972.27	89.15
5.001 - 6.000	138	66,053,286.00	6.22
6.001 - 6.750	113	49,196,227.81	4.63
Total	2,271	1,062,379,486.08	100.00

COMB. ORIGINAL LTV:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
25.71 - 30.00	1	896,820.87	0.08
35.01 - 40.00	1	846,989.96	0.08
40.01 - 45.00	6	3,341,992.27	0.30
45.01 - 50.00	4	3,089,048.96	0.28
50.01 - 55.00	11	6,161,798.62	0.55
55.01 - 60.00	17	9,147,543.02	0.82
60.01 - 65.00	51	28,712,839.11	2.58
65.01 - 70.00	88	45,350,034.66	4.08
70.01 - 75.00	133	72,925,860.57	6.56
75.01 - 80.00	1,419	639,136,481.96	57.48
80.01 - 85.00	211	105,186,194.82	9.46
85.01 - 90.00	322	148,598,222.39	13.36
90.01 - 95.00	94	40,356,118.01	3.63
95.01 - 100.00	17	8,257,939.04	0.74
Total	2,375	1,112,007,884.26	100.00

DTI RATIO:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
2.00 - 5.00	15	8,192,175.82	0.74
5.01 - 10.00	15	8,611,116.44	0.77
10.01 - 15.00	33	16,099,936.83	1.45
15.01 - 20.00	55	26,265,518.84	2.36
20.01 - 25.00	59	29,731,169.02	2.67
25.01 - 30.00	110	55,030,694.77	4.95
30.01 - 35.00	209	101,049,564.54	9.09
35.01 - 40.00	316	150,072,360.41	13.50
40.01 - 45.00	518	233,052,372.10	20.96
45.01 - 50.00	825	377,274,050.61	33.93
50.01 - 55.00	218	105,436,363.40	9.48
55.01 - 60.00	1	377,055.82	0.03
90.01 - 93.00	1	815,505.66	0.07
Total	2,375	1,112,007,884.26	100.00

FICO:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
500 - 500	2	1,020,431.00	0.09
501 - 550	233	112,004,484.71	10.07
551 - 600	451	218,950,021.98	19.69
601 - 650	692	324,769,970.04	29.21
651 - 700	678	308,312,559.50	27.73
701 - 750	257	118,551,251.94	10.66
751 - 800	60	27,423,995.26	2.47
801 - 804	2	975,169.83	0.09
Total	2,375	1,112,007,884.26	100.00

MAXIMUM RATE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
0.000 - 11.000	2	734,652.34	0.07
11.001 - 12.000	455	201,189,296.43	18.94
12.001 - 13.000	1,051	489,015,788.38	46.03
13.001 - 14.000	553	268,960,300.47	25.32
14.001 - 15.000	172	83,783,074.22	7.89
15.001 - 16.000	35	17,563,399.06	1.65
16.001 - 16.800	3	1,132,975.18	0.11
Total	2,271	1,062,379,486.08	100.00

MINIMUM RATE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
0.000 - 5.000	2	734,652.34	0.07
5.001 - 6.000	459	202,954,880.43	19.10
6.001 - 7.000	1,053	489,648,762.63	46.09
7.001 - 8.000	547	266,561,742.22	25.09
8.001 - 9.000	173	84,120,146.70	7.92
9.001 - 10.000	34	17,226,326.58	1.62
10.001 - 10.800	3	1,132,975.18	0.11
Total	2,271	1,062,379,486.08	100.00

INITIAL RATE CAP:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
1.000	2,200	1,028,361,667.90	31.93
2.000	1	430,763.88	0.01
3.000	70	33,587,054.30	1.04
Total	2,271	1,062,379,486.08	100.00

PERIODIC RATE CAP:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
1.000	2,271	1,062,379,486.08	32.99
Total	2,271	1,062,379,486.08	100.00

RBS Greenwich Capital

NEXT RATE CHANGE DATE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
< **/**/**	104	49,628,398.18	4.46
03/01/05 - 03/31/05	1	392,741.01	0.04
04/01/05 - 04/30/05	4	1,906,131.93	0.17
05/01/05 - 05/31/05	10	4,703,927.47	0.42
06/01/05 - 06/30/05	4	1,770,304.50	0.16
08/01/05 - 08/31/05	3	1,169,292.71	0.11
09/01/05 - 09/30/05	7	3,682,649.69	0.33
10/01/05 - 10/31/05	6	2,459,209.84	0.22
01/01/06 - 01/31/06	1	490,296.42	0.04
04/01/06 - 04/30/06	6	2,551,438.17	0.23
05/01/06 - 05/31/06	1	350,400.00	0.03
06/01/06 - 06/30/06	6	2,917,559.87	0.26
07/01/06 - 07/31/06	19	10,351,059.74	0.93
08/01/06 - 08/31/06	21	11,828,528.05	1.06
09/01/06 - 09/30/06	124	60,411,121.39	5.43
10/01/06 - 10/31/06	695	313,311,756.68	28.18
11/01/06 - 11/30/06	864	406,698,547.18	36.57
12/01/06 - 12/31/06	439	207,629,797.65	18.67
06/01/07 - 06/30/07	1	952,712.58	0.09
07/01/07 - 07/31/07	1	357,794.78	0.03
09/01/07 - 09/30/07	2	1,102,246.31	0.10
10/01/07 - 10/31/07	16	7,322,626.84	0.66
11/01/07 - 11/30/07	11	4,473,110.78	0.40
12/01/07 - 12/31/07	7	3,221,524.30	0.29
05/01/09 - 05/31/09	1	355,500.00	0.03
06/01/09 - 06/30/09	1	675,520.70	0.06
09/01/09 - 09/30/09	3	1,610,157.82	0.14
10/01/09 - 10/31/09	7	2,881,726.38	0.26
11/01/09 - 11/30/09	9	6,406,103.29	0.58
12/01/09 - 12/31/09	1	395,700.00	0.04
Total	2,375	1,112,007,884.26	100.00

ORIGINAL TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
180	6	2,725,612.36	0.25
360	2,369	1,109,282,271.90	99.75
Total	2,375	1,112,007,884.26	100.00

REMAINING TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
176	1	423,915.03	0.04
177	3	1,314,728.59	0.12
178	2	986,968.74	0.09
343	3	1,169,292.71	0.11
344	9	4,578,156.72	0.41
345	9	4,070,934.82	0.37
348	2	895,816.79	0.08
351	6	2,551,438.17	0.23
352	2	705,900.00	0.06
353	8	4,545,793.15	0.41
354	22	11,520,055.00	1.04
355	21	11,828,528.05	1.06
356	139	68,235,193.76	6.14
357	756	342,128,543.40	30.77
358	929	438,566,495.21	39.44
359	463	218,486,124.12	19.65
Total	2,375	1,112,007,884.26	100.00

SEASONING:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
1	463	218,486,124.12	19.65
2	931	439,553,463.95	39.53
3	759	343,443,271.99	30.88
4	140	68,659,108.79	6.17
5	21	11,828,528.05	1.06
6	22	11,520,055.00	1.04
7	8	4,545,793.15	0.41
8	2	705,900.00	0.06
9	6	2,551,438.17	0.23
12	2	895,816.79	0.08
15	9	4,070,934.82	0.37
16	9	4,578,156.72	0.41
17	3	1,169,292.71	0.11
Total	2,375	1,112,007,884.26	100.00

AMORTIZATION:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Fully Amortizing	1,664	776,135,295.63	69.80
Interest Only	711	335,872,588.63	30.20
Total	2,375	1,112,007,884.26	100.00

SILENT SECOND:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
No Silent Second	1,177	581,733,997.04	52.31
Silent Second	1,198	530,273,887.22	47.69
Total	2,375	1,112,007,884.26	100.00

PREPAYMENT PENALTY:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Prepayment Penalty	1,789	825,663,167.24	74.25
No Prepayment Penalty	586	286,344,717.02	25.75
Total	2,375	1,112,007,884.26	100.00

PREPAY TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
0	586	286,344,717.02	25.75
12	99	49,440,146.13	4.45
24	1,511	694,057,267.49	62.41
36	179	82,165,753.62	7.39
Total	2,375	1,112,007,884.26	100.00

LIEN POSITION:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
First Lien	2,375	1,112,007,884.26	100.00
Total	2,375	1,112,007,884.26	100.00

PROPERTY TYPE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Single Family	1,822	841,369,040.52	75.66
PUD	349	173,700,452.18	15.62
Condominium	113	49,319,124.28	4.44
2-4 Units	87	45,408,442.67	4.08
Townhouse	4	2,210,824.61	0.20
Total	2,375	1,112,007,884.26	100.00

PURPOSE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Purchase	1,280	577,919,387.18	51.97
Cash Out Refinance	985	477,430,285.17	42.93
Rate/Term Refinance	110	56,658,211.91	5.10
Total	2,375	1,112,007,884.26	100.00

OCCUPANCY:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Owner Occupied	2,266	1,061,819,685.50	95.49
Non-owner	72	32,302,943.16	2.90
Second Home	37	17,885,255.60	1.61
Total	2,375	1,112,007,884.26	100.00

DOCUMENTATION:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Full Documentation	1,385	662,181,907.10	59.55
Stated Income Documentation	950	430,485,248.97	38.71
Limited Documentation	40	19,340,728.19	1.74
Total	2,375	1,112,007,884.26	100.00

RISK:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
A-1	8	3,740,615.14	0.34
A-2	19	8,427,648.87	0.76
A-3	2	846,390.22	0.08
A-4	11	6,476,900.60	0.58
A-5	47	24,200,994.66	2.18
A1	618	275,069,612.93	24.74
A2	94	43,554,890.49	3.92
A3	543	266,300,494.93	23.95
AA	124	57,883,743.73	5.21
AP	728	342,876,124.20	30.83
B	63	29,523,691.06	2.65
B+	42	19,213,676.67	1.73
C	67	30,247,963.27	2.72
D	9	3,645,137.49	0.33
Total	2,375	1,112,007,884.26	100.00

STATE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Alabama	7	3,771,418.54	0.34
Arizona	13	6,211,348.46	0.56
California	1,494	676,347,363.86	60.82
Colorado	73	34,631,234.31	3.11
Connecticut	20	11,607,740.47	1.04
Delaware	1	491,987.47	0.04
District of Columbia	4	2,119,468.17	0.19
Florida	85	40,152,054.59	3.61
Georgia	31	16,871,422.31	1.52
Hawaii	7	5,310,058.06	0.48
Idaho	1	848,114.56	0.08
Illinois	73	34,929,913.41	3.14
Iowa	1	364,797.54	0.03
Kentucky	2	1,077,879.04	0.10
Louisiana	2	1,169,780.14	0.11
Maine	1	649,515.18	0.06
Maryland	52	25,445,179.64	2.29
Massachusetts	28	14,135,488.21	1.27
Michigan	27	13,577,680.60	1.22
Minnesota	21	9,658,686.07	0.87
Missouri	2	1,331,761.37	0.12
Nebraska	2	754,812.45	0.07
Nevada	18	8,290,547.31	0.75
New Hampshire	3	1,320,428.95	0.12
New Jersey	55	27,224,642.78	2.45
New Mexico	1	483,622.44	0.04
New York	100	46,353,271.14	4.17
North Carolina	13	5,622,474.12	0.51
Ohio	7	4,143,037.97	0.37
Oklahoma	2	698,453.12	0.06
Oregon	20	10,288,966.96	0.93
Pennsylvania	8	4,354,540.11	0.39
Rhode Island	1	399,638.39	0.04
South Carolina	4	1,946,839.21	0.18
Tennessee	5	3,247,250.64	0.29
Texas	62	33,447,410.44	3.01
Utah	14	7,205,222.26	0.65
Virginia	53	25,376,716.71	2.28
Washington	60	28,548,855.19	2.57
Wisconsin	2	1,598,262.07	0.14
Total	2,375	1,112,007,884.26	100.00

LONG BEACH MORTGAGE LOAN TRUST 2005-1
Scheduled 1/01/05 Balances

Pool Group:	Group I& Group II		
Lien:	First Lien		
Total Current Balance:	25,335,862		
Total Original Loan Amount:	25,340,649		
Number Of Loans:	79		
		Minimum	**Maximum**
Average Current Balance:	$320,707.11	$110,500.00	$799,342.62
Average Original Loan Amount:	$320,767.71	$110,500.00	$801,750.00
Weighted Average Gross Coupon:	6.6563 %	5.2500	8.6500
Weighted Average Gross Margin:	4.9969 %	4.9900	5.9900
Weighted Average Initial Rate Cap:	1.0740 %	1.0000	3.0000
Weighted Average Periodic Rate Cap:	1.0000 %	1.0000	1.0000
Weighted Average Minimum Rate:	6.6563 %	5.2500	8.6500
Weighted Average Maximum Rate:	12.6563 %	11.2500	14.6500
Weighted Average Initial Reset Frequency:	25 months	24	36
Weighted Average Reset Frequency:	6 months	6	6
Weighted Average Next Reset:	22.22 months	17.00	35.00
Weighted Average Comb. Original Ltv:	81.15 %	51.10	90.00
Weighted Average Cltv W Silent 2Nds:	88.22 %	51.10	100.00
Weighted Average Dti Ratio:	39.14 %	7.00	57.00
Weighted Average Fico Score:	655	533	787
Weighted Average Original Term:	360 months	360	360
Weighted Average Remaining Term:	358 months	353	359
Weighted Average Seasoning:	2 months	1	7
Weighted Average Prepay Term:	25 months	0	36
Top State Concentrations ($):	64.07 % California, 11.13 % Illinois, 4.85 % New Jersey		
Maximum Zip Code Concentration ($):	9.45 % 94607 (Oakland, CA)		
First Pay Date:		Jul 01, 2004	Jan 01, 2005
Paid To Date:		Nov 01, 2004	Dec 01, 2004
Next Rate Change Date:		Jun 01, 2006	Dec 01, 2007
Mature Date:		Jun 01, 2034	Dec 01, 2034

Table

PRODUCT:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
2/28 LIBOR I/O	74	24,010,371.64	94.77
3/27 LIBOR I/O	5	1,325,489.99	5.23
Total	79	25,335,861.63	100.00

AGENCY:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
NULL	79	25,335,861.63	100.00
Total	79	25,335,861.63	100.00

ALTA PRODUCT:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Non Alt A	79	25,335,861.63	100.00
Total	79	25,335,861.63	100.00

SILENT SECOND:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
No Silent Second	45	15,246,103.70	60.18
Silent Second	34	10,089,757.93	39.82
Total	79	25,335,861.63	100.00

INDEX:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
6 Mo Libor	79	25,335,861.63	100.00
Total	79	25,335,861.63	100.00

STATUS:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
C	79	25,335,861.63	100.00
Total	79	25,335,861.63	100.00

ORIGINAL BALANCE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
110,500.00 - 200,000.00	19	2,905,609.95	11.47
200,000.01 - 300,000.00	20	5,206,985.50	20.55
300,000.01 - 400,000.00	25	8,816,274.57	34.80
400,000.01 - 500,000.00	6	2,701,100.00	10.66
500,000.01 - 600,000.00	5	2,696,549.99	10.64
600,000.01 - 700,000.00	1	692,000.00	2.73
700,000.01 - 800,000.00	2	1,517,999.00	5.99
800,000.01 - 801,750.00	1	799,342.62	3.15
Total	79	25,335,861.63	100.00

CURRENT BALANCE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
110,500.00 - 150,000.00	8	1,058,159.97	4.18
150,000.01 - 200,000.00	11	1,847,449.98	7.29
200,000.01 - 250,000.00	6	1,383,669.99	5.46
250,000.01 - 300,000.00	14	3,823,315.51	15.09
300,000.01 - 350,000.00	11	3,595,199.97	14.19
350,000.01 - 400,000.00	14	5,221,074.60	20.61
400,000.01 - 450,000.00	4	1,749,750.00	6.91
450,000.01 - 500,000.00	2	951,350.00	3.75
500,000.01 - 550,000.00	4	2,112,549.99	8.34
550,000.01 - 600,000.00	1	584,000.00	2.31
650,000.01 - 700,000.00	1	692,000.00	2.73
700,000.01 - 750,000.00	1	749,999.00	2.96
750,000.01 - 799,342.62	2	1,567,342.62	6.19
Total	79	25,335,861.63	100.00

GROSS COUPON:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
5.250 - 6.000	15	4,817,000.24	19.01
6.001 - 7.000	40	13,453,550.27	53.10
7.001 - 8.000	22	6,781,311.13	26.77
8.001 - 8.650	2	283,999.99	1.12
Total	79	25,335,861.63	100.00

GROSS MARGIN:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
4.990 - 5.000	78	25,159,861.63	99.31
5.001 - 5.990	1	176,000.00	0.69
Total	79	25,335,861.63	100.00

COMB. ORIGINAL LTV:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
51.10 - 55.00	1	173,750.00	0.69
60.01 - 65.00	1	357,499.99	1.41
70.01 - 75.00	6	2,707,842.63	10.69
75.01 - 80.00	46	13,940,527.90	55.02
80.01 - 85.00	10	3,705,391.34	14.63
85.01 - 90.00	15	4,450,849.77	17.57
Total	79	25,335,861.63	100.00

DTI RATIO:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
7.00 - 10.00	2	1,028,998.99	4.06
15.01 - 20.00	1	440,000.00	1.74
20.01 - 25.00	3	1,284,599.99	5.07
25.01 - 30.00	7	1,875,049.98	7.40
30.01 - 35.00	10	2,612,249.95	10.31
35.01 - 40.00	16	5,756,812.98	22.72
40.01 - 45.00	10	2,701,569.50	10.66
45.01 - 50.00	22	7,004,949.98	27.65
50.01 - 55.00	7	2,239,380.25	8.84
55.01 - 57.00	1	392,250.01	1.55
Total	79	25,335,861.63	100.00

FICO:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
533 - 550	1	176,000.00	0.69
551 - 600	15	4,717,000.00	18.62
601 - 650	23	6,486,915.85	25.60
651 - 700	25	9,120,991.81	36.00
701 - 750	12	3,921,475.96	15.48
751 - 787	3	913,478.01	3.61
Total	79	25,335,861.63	100.00

MAXIMUM RATE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
11.250 - 12.000	15	4,817,000.24	19.01
12.001 - 13.000	40	13,453,550.27	53.10
13.001 - 14.000	22	6,781,311.13	26.77
14.001 - 14.650	2	283,999.99	1.12
Total	79	25,335,861.63	100.00

MINIMUM RATE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
5.250 - 6.000	15	4,817,000.24	19.01
6.001 - 7.000	40	13,453,550.27	53.10
7.001 - 8.000	22	6,781,311.13	26.77
8.001 - 8.650	2	283,999.99	1.12
Total	79	25,335,861.63	100.00

INITIAL RATE CAP:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
1.000	75	24,398,371.63	0.76
3.000	4	937,490.00	0.03
Total	79	25,335,861.63	100.00

PERIODIC RATE CAP:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
1.000	79	25,335,861.63	0.79
Total	79	25,335,861.63	100.00

NEXT RATE CHANGE DATE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
06/01/06 - 06/30/06	2	792,128.02	3.13
07/01/06 - 07/31/06	2	288,920.00	1.14
08/01/06 - 08/31/06	1	325,599.99	1.29
09/01/06 - 09/30/06	2	827,630.25	3.27
10/01/06 - 10/31/06	22	6,675,861.84	26.35
11/01/06 - 11/30/06	31	10,077,481.54	39.78
12/01/06 - 12/31/06	14	5,022,750.00	19.82
09/01/07 - 09/30/07	1	387,999.99	1.53
10/01/07 - 10/31/07	1	295,920.00	1.17
11/01/07 - 11/30/07	2	487,970.00	1.93
12/01/07 - 12/31/07	1	153,600.00	0.61
Total	79	25,335,861.63	100.00

ORIGINAL TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
360	79	25,335,861.63	100.00
Total	79	25,335,861.63	100.00

REMAINING TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
353	2	792,128.02	3.13
354	2	288,920.00	1.14
355	1	325,599.99	1.29
356	3	1,215,630.24	4.80
357	23	6,971,781.84	27.52
358	33	10,565,451.54	41.70
359	15	5,176,350.00	20.43
Total	79	25,335,861.63	100.00

SEASONING:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
1	15	5,176,350.00	20.43
2	33	10,565,451.54	41.70
3	23	6,971,781.84	27.52
4	3	1,215,630.24	4.80
5	1	325,599.99	1.29
6	2	288,920.00	1.14
7	2	792,128.02	3.13
Total	79	25,335,861.63	100.00

AMORTIZATION:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Interest Only	79	25,335,861.63	100.00
Total	79	25,335,861.63	100.00

SILENT SECOND:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
No Silent Second	45	15,246,103.70	60.18
Silent Second	34	10,089,757.93	39.82
Total	79	25,335,861.63	100.00

PREPAYMENT PENALTY:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Prepayment Penalty	59	18,970,343.14	74.88
No Prepayment Penalty	20	6,365,518.49	25.12
Total	79	25,335,861.63	100.00

PREPAY TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
0	20	6,365,518.49	25.12
12	1	268,000.00	1.06
24	49	16,119,222.91	63.62
36	9	2,583,120.23	10.20
Total	79	25,335,861.63	100.00

LIEN POSITION:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
First Lien	79	25,335,861.63	100.00
Total	79	25,335,861.63	100.00

PROPERTY TYPE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
2-4 Units	79	25,335,861.63	100.00
Total	79	25,335,861.63	100.00

PURPOSE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Purchase	42	13,674,469.11	53.97
Cash Out Refinance	36	11,349,392.52	44.80
Rate/Term Refinance	1	312,000.00	1.23
Total	79	25,335,861.63	100.00

OCCUPANCY:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Owner Occupied	60	19,246,150.09	75.96
Non-owner	19	6,089,711.54	24.04
Total	79	25,335,861.63	100.00

DOCUMENTATION:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Full Documentation	72	23,315,933.64	92.03
Stated Income Documentation	7	2,019,927.99	7.97
Total	79	25,335,861.63	100.00

RISK:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
A1	22	7,668,866.55	30.27
A2	3	1,043,489.53	4.12
A3	22	6,434,256.61	25.40
AP	31	10,013,248.94	39.52
B+	1	176,000.00	0.69
Total	79	25,335,861.63	100.00

STATE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
California	42	16,232,006.19	64.07
Colorado	1	167,199.99	0.66
Connecticut	2	290,720.00	1.15
Florida	4	893,475.99	3.53
Georgia	2	432,999.99	1.71
Illinois	11	2,818,769.51	11.13
Massachusetts	2	619,599.99	2.45
Michigan	2	282,799.99	1.12
Minnesota	1	270,000.00	1.07
Nevada	1	268,000.00	1.06
New Jersey	3	1,228,000.00	4.85
New York	2	699,999.99	2.76
Texas	1	257,799.99	1.02
Washington	5	874,490.00	3.45
Total	79	25,335,861.63	100.00

notable

TOP 50 PROPERTY ZIP	PROPERTY CITY	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
94607	Oakland, CA	6	2,393,694.37	9.45
94601	Oakland, CA	3	1,047,500.00	4.13
90044	Watts, CA	3	1,034,300.25	4.08
90039	Griffith, CA	1	799,342.62	3.15
94112	San Francisco, CA	1	768,000.00	3.03
90035	Preuss, CA	1	749,999.00	2.96
07650	Palisades Park, NJ	1	692,000.00	2.73
94608	Oakland, CA	2	644,250.01	2.54
95128	San Jose, CA	1	584,000.00	2.31
90029	Vermont, CA	1	546,549.99	2.16
94501	Alameda, CA	1	540,000.00	2.13
94060	Pescadero, CA	1	518,000.00	2.04
92802	Anaheim, CA	1	508,000.00	2.01
93015	Fillmore, CA	1	488,750.00	1.93
95376	Tracy, CA	1	450,000.00	1.78
91504	Burbank, CA	1	424,000.00	1.67
60641	Chicago, IL	1	394,599.99	1.56
60623	Chicago, IL	2	394,399.99	1.56
10475	Bronx, NY	1	387,999.99	1.53
60625	Chicago, IL	1	368,000.00	1.45
94801	Richmond, CA	1	368,000.00	1.45
94603	Oakland, CA	1	359,000.00	1.42
93927	Greenfield, CA	1	352,000.00	1.39
95301	Atwater, CA	1	351,999.99	1.39
90059	Watts, CA	1	348,000.00	1.37
91731	El Monte, CA	1	348,000.00	1.37
95815	Sacramento, CA	1	332,099.99	1.31
02149	Everett, MA	1	325,599.99	1.29
60634	Chicago, IL	1	320,000.00	1.26
91770	Rosemead, CA	1	320,000.00	1.26
90280	South Gate, CA	1	319,999.99	1.26
60647	Chicago, IL	1	315,000.00	1.24
11208	Brooklyn, NY	1	312,000.00	1.23
90033	Los Angeles, CA	1	308,000.00	1.22
01852	Lowell, MA	1	294,000.00	1.16
93305	Bakersfield, CA	2	286,000.00	1.13
98203	Lowell, WA	1	284,750.00	1.12
07003	Grove, NJ	1	280,400.00	1.11
30310	Atlanta, GA	1	279,999.99	1.11
33444	Delray Beach, FL	1	278,999.99	1.10
33023	Miramar, FL	1	276,076.00	1.09
55408	Minneapolis, MN	1	270,000.00	1.07
90037	Green, CA	1	268,800.00	1.06
89119	Las Vegas, NV	1	268,000.00	1.06
60632	Elsdon, IL	1	260,969.54	1.03
78703	Austin, TX	1	257,799.99	1.02
07728	Georgia, NJ	1	255,600.00	1.01
90802	Long Beach, CA	1	235,970.00	0.93
60644	Chicago, IL	1	232,200.00	0.92
91321	Newhall, CA	1	228,000.00	0.90
Total		62	22,670,651.68	89.48

LONG BEACH MORTGAGE LOAN TRUST 2005-1

Scheduled 1/01/05 Balances

		Minimum	Maximum
Lien:	First Lien		
Total Current Balance:	750,987,920		
Total Original Loan Amount:	751,018,812		
Number Of Loans:	2,736		
Average Current Balance:	$274,483.89	$52,500.00	$1,000,000.00
Average Original Loan Amount:	$274,495.18	$52,500.00	$1,000,000.00
Weighted Average Gross Coupon:	6.5963 %	5.0500	9.7500
Weighted Average Gross Margin:	5.0320 %	4.2500	7.7000
Weighted Average Initial Rate Cap:	1.0956 %	1.0000	3.0000
Weighted Average Periodic Rate Cap:	1.0000 %	1.0000	1.0000
Weighted Average Minimum Rate:	6.5960 %	5.0500	9.7500
Weighted Average Maximum Rate:	12.5965 %	11.0500	15.7500
Weighted Average Initial Reset Frequency:	25 months	24	60
Weighted Average Reset Frequency:	6 months	6	6
Weighted Average Next Reset:	22.56 months	15.00	59.00
Weighted Average Comb. Original Ltv:	80.58 %	23.72	100.00
Weighted Average Dti Ratio:	41.88 %	1.00	59.00
Weighted Average Fico Score:	634	501	802
Weighted Average Original Term:	360 months	360	360
Weighted Average Remaining Term:	358 months	351	359
Weighted Average Seasoning:	2 months	1	9
Weighted Average Prepay Term:	25 months	0	36

Top State Concentrations ($): 59.74 % California, 7.58 % Colorado, 7.54 % Washington

Maximum Zip Code Concentration ($): 1.09 % 94565 (Bay Point, CA)

	Minimum	Maximum
First Pay Date:	May 01, 2004	Jan 01, 2005
Paid To Date:	Nov 01, 2004	Feb 01, 2005
Next Rate Change Date:	Apr 01, 2006	Dec 01, 2009
Mature Date:	Apr 01, 2034	Dec 01, 2034

Table

PRODUCT:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
2/28 LIBOR I/O	2,603	714,239,676.80	95.11
3/27 LIBOR I/O	95	24,329,775.27	3.24
5/25 LIBOR I/O	38	12,418,468.07	1.65
Total	2,736	750,987,920.14	100.00

AGENCY:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
NULL	2,736	750,987,920.14	100.00
Total	2,736	750,987,920.14	100.00

ALTA PRODUCT:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Alt A	6	1,463,062.74	0.19
Non Alt A	2,730	749,524,857.40	99.81
Total	2,736	750,987,920.14	100.00

SILENT SECOND:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Silent Second	1,816	466,958,527.37	62.18
No Silent Second	920	284,029,392.77	37.82
Total	2,736	750,987,920.14	100.00

INDEX:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
6 Mo Libor	2,736	750,987,920.14	100.00
Total	2,736	750,987,920.14	100.00

STATUS:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
C	2,736	750,987,920.14	100.00
Total	2,736	750,987,920.14	100.00

ORIGINAL BALANCE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
52,500.00 - 100,000.00	118	9,988,619.86	1.33
100,000.01 - 200,000.00	889	136,838,944.77	18.22
200,000.01 - 300,000.00	809	200,454,318.27	26.69
300,000.01 - 400,000.00	489	169,227,151.50	22.53
400,000.01 - 500,000.00	225	100,846,793.96	13.43
500,000.01 - 600,000.00	101	55,367,590.07	7.37
600,000.01 - 700,000.00	48	30,998,459.06	4.13
700,000.01 - 800,000.00	29	21,665,034.47	2.88
800,000.01 - 900,000.00	15	12,731,258.21	1.70
900,000.01 - 1,000,000.00	13	12,869,749.97	1.71
Total	2,736	750,987,920.14	100.00

CURRENT BALANCE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
52,500.00 - 100,000.00	118	9,988,619.86	1.33
100,000.01 - 150,000.00	399	50,863,212.80	6.77
150,000.01 - 200,000.00	490	85,975,731.97	11.45
200,000.01 - 250,000.00	430	96,205,126.49	12.81
250,000.01 - 300,000.00	379	104,249,191.78	13.88
300,000.01 - 350,000.00	270	87,508,796.85	11.65
350,000.01 - 400,000.00	219	81,718,354.65	10.88
400,000.01 - 450,000.00	124	52,820,060.81	7.03
450,000.01 - 500,000.00	101	48,026,733.15	6.40
500,000.01 - 550,000.00	53	27,794,224.03	3.70
550,000.01 - 600,000.00	48	27,573,366.04	3.67
600,000.01 - 650,000.00	28	17,495,603.29	2.33
650,000.01 - 700,000.00	20	13,502,855.77	1.80
700,000.01 - 750,000.00	21	15,449,035.98	2.06
750,000.01 - 800,000.00	9	7,015,341.11	0.93
800,000.01 - 850,000.00	11	9,254,415.59	1.23
850,000.01 - 900,000.00	3	2,677,500.00	0.36
950,000.01 - 1,000,000.00	13	12,869,749.97	1.71
Total	2,736	750,987,920.14	100.00

GROSS COUPON:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
5.050 - 6.000	601	185,432,462.98	24.69
6.001 - 7.000	1,413	383,210,647.88	51.03
7.001 - 8.000	625	161,024,964.68	21.44
8.001 - 9.000	85	18,737,603.96	2.50
9.001 - 9.750	12	2,582,240.64	0.34
Total	2,736	750,987,920.14	100.00

GROSS MARGIN:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
4.250 - 5.000	2,625	721,295,533.82	96.05
5.001 - 6.000	89	23,294,696.32	3.10
6.001 - 7.000	21	6,206,490.01	0.83
7.001 - 7.700	1	191,199.99	0.03
Total	2,736	750,987,920.14	100.00

COMB. ORIGINAL LTV:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
23.72 - 25.00	1	60,000.00	0.01
25.01 - 30.00	1	66,700.00	0.01
30.01 - 35.00	2	270,000.00	0.04
35.01 - 40.00	1	200,000.00	0.03
40.01 - 45.00	3	503,000.00	0.07
45.01 - 50.00	8	3,589,963.75	0.48
50.01 - 55.00	13	3,158,289.96	0.42
55.01 - 60.00	14	4,396,839.95	0.59
60.01 - 65.00	33	11,840,026.31	1.58
65.01 - 70.00	43	15,303,098.94	2.04
70.01 - 75.00	84	30,673,386.35	4.08
75.01 - 80.00	1,974	515,201,806.47	68.60
80.01 - 85.00	154	49,970,351.52	6.65
85.01 - 90.00	388	110,325,633.78	14.69
90.01 - 95.00	13	3,645,498.22	0.49
95.01 - 100.00	4	1,783,324.89	0.24
Total	2,736	750,987,920.14	100.00

DTI RATIO:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
1.00 - 5.00	11	3,645,898.29	0.49
5.01 - 10.00	21	7,310,577.50	0.97
10.01 - 15.00	25	8,270,371.81	1.10
15.01 - 20.00	42	13,193,720.70	1.76
20.01 - 25.00	85	23,330,541.22	3.11
25.01 - 30.00	135	33,813,032.79	4.50
30.01 - 35.00	231	60,820,234.17	8.10
35.01 - 40.00	386	102,298,170.90	13.62
40.01 - 45.00	572	153,601,989.31	20.45
45.01 - 50.00	1,042	286,293,017.30	38.12
50.01 - 55.00	183	57,529,716.14	7.66
55.01 - 59.00	3	880,650.01	0.12
Total	2,736	750,987,920.14	100.00

FICO:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
501 - 550	33	10,788,596.71	1.44
551 - 600	734	198,432,401.13	26.42
601 - 650	1,064	287,142,958.28	38.24
651 - 700	636	179,929,312.48	23.96
701 - 750	204	57,862,836.69	7.70
751 - 800	64	16,659,894.85	2.22
801 - 802	1	171,920.00	0.02
Total	2,736	750,987,920.14	100.00

MAXIMUM RATE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
11.050 - 12.000	601	185,432,462.98	24.69
12.001 - 13.000	1,412	383,006,648.00	51.00
13.001 - 14.000	626	161,228,964.56	21.47
14.001 - 15.000	85	18,737,603.96	2.50
15.001 - 15.750	12	2,582,240.64	0.34
Total	2,736	750,987,920.14	100.00

MINIMUM RATE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
5.050 - 6.000	601	185,432,462.98	24.69
6.001 - 7.000	1,414	383,541,847.88	51.07
7.001 - 8.000	624	160,693,764.68	21.40
8.001 - 9.000	85	18,737,603.96	2.50
9.001 - 9.750	12	2,582,240.64	0.34
Total	2,736	750,987,920.14	100.00

INITIAL RATE CAP:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
1.000	2,606	714,991,430.91	22.20
2.000	1	203,999.88	0.01
3.000	129	35,792,489.35	1.11
Total	2,736	750,987,920.14	100.00

PERIODIC RATE CAP:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
1.000	2,736	750,987,920.14	23.32
Total	2,736	750,987,920.14	100.00

NEXT RATE CHANGE DATE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
04/01/06 - 04/30/06	3	903,075.26	0.12
05/01/06 - 05/31/06	9	2,029,769.76	0.27
06/01/06 - 06/30/06	7	2,026,610.93	0.27
07/01/06 - 07/31/06	32	10,027,959.49	1.34
08/01/06 - 08/31/06	25	7,968,374.44	1.06
09/01/06 - 09/30/06	170	46,414,043.20	6.18
10/01/06 - 10/31/06	885	246,133,288.89	32.77
11/01/06 - 11/30/06	997	270,928,415.83	36.08
12/01/06 - 12/31/06	475	127,808,139.00	17.02
09/01/07 - 09/30/07	8	1,857,699.82	0.25
10/01/07 - 10/31/07	30	9,249,425.48	1.23
11/01/07 - 11/30/07	32	7,483,765.97	1.00
12/01/07 - 12/31/07	25	5,738,884.00	0.76
04/01/09 - 04/30/09	1	192,842.38	0.03
05/01/09 - 05/31/09	1	355,500.00	0.05
08/01/09 - 08/31/09	1	143,588.00	0.02
09/01/09 - 09/30/09	4	1,067,999.99	0.14
10/01/09 - 10/31/09	10	3,084,740.47	0.41
11/01/09 - 11/30/09	16	6,278,947.23	0.84
12/01/09 - 12/31/09	5	1,294,850.00	0.17
Total	2,736	750,987,920.14	100.00

ORIGINAL TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
360	2,736	750,987,920.14	100.00
Total	2,736	750,987,920.14	100.00

REMAINING TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
351	4	1,095,917.64	0.15
352	10	2,385,269.76	0.32
353	7	2,026,610.93	0.27
354	32	10,027,959.49	1.34
355	26	8,111,962.44	1.08
356	182	49,339,743.01	6.57
357	925	258,467,454.84	34.42
358	1,045	284,691,129.03	37.91
359	505	134,841,873.00	17.96
Total	2,736	750,987,920.14	100.00

SEASONING:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
1	505	134,841,873.00	17.96
2	1,045	284,691,129.03	37.91
3	925	258,467,454.84	34.42
4	182	49,339,743.01	6.57
5	26	8,111,962.44	1.08
6	32	10,027,959.49	1.34
7	7	2,026,610.93	0.27
8	10	2,385,269.76	0.32
9	4	1,095,917.64	0.15
Total	2,736	750,987,920.14	100.00

AMORTIZATION:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Interest Only	2,736	750,987,920.14	100.00
Total	2,736	750,987,920.14	100.00

SILENT SECOND:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Silent Second	1,816	466,958,527.37	62.18
No Silent Second	920	284,029,392.77	37.82
Total	2,736	750,987,920.14	100.00

PREPAYMENT PENALTY:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Prepayment Penalty	2,361	652,065,065.39	86.83
No Prepayment Penalty	375	98,922,854.75	13.17
Total	2,736	750,987,920.14	100.00

PREPAY TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
0	375	98,922,854.75	13.17
12	63	23,023,474.51	3.07
24	1,982	551,998,426.47	73.50
36	316	77,043,164.41	10.26
Total	2,736	750,987,920.14	100.00

LIEN POSITION:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
First Lien	2,736	750,987,920.14	100.00
Total	2,736	750,987,920.14	100.00

PROPERTY TYPE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Single Family	1,936	536,403,121.48	71.43
PUD	457	128,571,263.56	17.12
Condominium	258	59,560,604.49	7.93
2-4 Units	79	25,335,861.63	3.37
Townhouse	6	1,117,068.98	0.15
Total	2,736	750,987,920.14	100.00

PURPOSE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Purchase	1,686	440,408,623.75	58.64
Cash Out Refinance	949	280,944,562.31	37.41
Rate/Term Refinance	101	29,634,734.08	3.95
Total	2,736	750,987,920.14	100.00

OCCUPANCY:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Owner Occupied	2,543	706,572,478.79	94.09
Non-owner	162	33,886,710.32	4.51
Second Home	31	10,528,731.03	1.40
Total	2,736	750,987,920.14	100.00

DOCUMENTATION:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Full Documentation	2,618	716,776,924.04	95.44
Limited Documentation	57	19,318,894.57	2.57
Stated Income Documentation	61	14,892,101.53	1.98
Total	2,736	750,987,920.14	100.00

RISK:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
A-1	5	1,311,123.98	0.17
A-2	13	3,116,809.27	0.42
A-3	2	357,600.00	0.05
A-4	11	4,394,949.22	0.59
A-5	26	7,690,449.72	1.02
A1	658	184,745,044.00	24.60
A2	219	56,982,378.94	7.59
A3	785	221,162,403.22	29.45
AA	6	1,463,062.74	0.19
AP	927	247,193,848.72	32.92
B	38	10,577,906.31	1.41
B+	30	7,579,214.07	1.01
B-	1	261,250.00	0.03
C	14	3,893,829.96	0.52
D	1	258,049.99	0.03
Total	2,736	750,987,920.14	100.00

STATE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Alaska	1	210,400.00	0.03
Arizona	49	8,526,050.16	1.14
California	1,356	448,653,121.51	59.74
Colorado	278	56,898,174.41	7.58
Connecticut	12	4,433,219.99	0.59
Florida	175	38,457,881.34	5.12
Georgia	120	23,725,550.95	3.16
Illinois	69	15,835,670.19	2.11
Indiana	2	144,100.00	0.02
Maryland	42	11,689,865.96	1.56
Massachusetts	8	3,500,349.97	0.47
Michigan	32	6,864,858.99	0.91
Minnesota	18	3,735,269.89	0.50
Missouri	1	152,000.00	0.02
Nebraska	2	461,200.00	0.06
Nevada	60	13,843,674.37	1.84
New Jersey	14	6,304,298.97	0.84
New Mexico	1	272,500.00	0.04
New York	14	5,671,209.98	0.76
North Carolina	23	3,597,059.84	0.48
Ohio	12	2,443,999.96	0.33
Oregon	61	12,508,080.16	1.67
Rhode Island	1	191,199.99	0.03
Tennessee	11	2,674,159.74	0.36
Texas	39	7,330,818.82	0.98
Utah	28	5,508,056.73	0.73
Virginia	33	9,733,116.93	1.30
Washington	269	56,643,431.29	7.54
Wisconsin	5	978,600.00	0.13
Total	2,736	750,987,920.14	100.00

LONG BEACH MORTGAGE LOAN TRUST 2005-1
Scheduled 1/01/05 Balances

		Minimum	Maximum
Pool Group:	Group I& Group II		
Lien:	First Lien		
Total Current Balance:	528,550,834		
Total Original Loan Amount:	528,566,503		
Number Of Loans:	1,913		
Average Current Balance:	$276,294.22	$52,500.00	$1,000,000.00
Average Original Loan Amount:	$276,302.41	$52,500.00	$1,000,000.00
Weighted Average Gross Coupon:	6.5410 %	5.2000	9.7500
Weighted Average Gross Margin:	5.0312 %	4.2500	7.7000
Weighted Average Initial Rate Cap:	1.0777 %	1.0000	3.0000
Weighted Average Periodic Rate Cap:	1.0000 %	1.0000	1.0000
Weighted Average Minimum Rate:	6.5407 %	5.2000	9.7500
Weighted Average Maximum Rate:	12.5414 %	11.2000	15.7500
Weighted Average Initial Reset Frequency:	25 months	24	60
Weighted Average Reset Frequency:	6 months	6	6
Weighted Average Next Reset:	22.35 months	15.00	59.00
Weighted Average Comb. Original Ltv:	80.59 %	23.72	100.00
Weighted Average Cltv W Silent 2Nds:	93.33 %	23.72	100.00
Weighted Average Dti Ratio:	46.92 %	40.00	59.00
Weighted Average Fico Score:	632	501	802
Weighted Average Original Term:	360 months	360	360
Weighted Average Remaining Term:	358 months	351	359
Weighted Average Seasoning:	2 months	1	9
Weighted Average Prepay Term:	25 months	0	36
Top State Concentrations ($):	63.59 % California, 7.51 % Washington, 6.99 % Colorado		
Maximum Zip Code Concentration ($):	1.33 % 94565 (Bay Point, CA)		
First Pay Date:		May 01, 2004	Jan 01, 2005
Paid To Date:		Nov 01, 2004	Feb 01, 2005
Next Rate Change Date:		Apr 01, 2006	Dec 01, 2009
Mature Date:		Apr 01, 2034	Dec 01, 2034

Table

PRODUCT:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
2/28 LIBOR I/O	1,830	507,158,872.22	95.95
3/27 LIBOR I/O	60	15,040,933.31	2.85
5/25 LIBOR I/O	23	6,351,028.34	1.20
Total	1,913	528,550,833.87	100.00

AGENCY:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
NULL	1,913	528,550,833.87	100.00
Total	1,913	528,550,833.87	100.00

ALTA PRODUCT:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Alt A	3	1,010,384.19	0.19
Non Alt A	1,910	527,540,449.68	99.81
Total	1,913	528,550,833.87	100.00

SILENT SECOND:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Silent Second	1,347	349,745,527.27	66.17
No Silent Second	566	178,805,306.60	33.83
Total	1,913	528,550,833.87	100.00

INDEX:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
6 Mo Libor	1,913	528,550,833.87	100.00
Total	1,913	528,550,833.87	100.00

STATUS:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
C	1,913	528,550,833.87	100.00
Total	1,913	528,550,833.87	100.00

ORIGINAL BALANCE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
52,500.00 - 100,000.00	66	5,689,256.93	1.08
100,000.01 - 200,000.00	594	92,002,658.74	17.41
200,000.01 - 300,000.00	593	146,800,232.76	27.77
300,000.01 - 400,000.00	361	124,595,563.53	23.57
400,000.01 - 500,000.00	168	75,230,027.13	14.23
500,000.01 - 600,000.00	64	34,928,332.74	6.61
600,000.01 - 700,000.00	33	21,326,659.98	4.03
700,000.01 - 800,000.00	20	14,894,936.47	2.82
800,000.01 - 900,000.00	6	5,149,415.61	0.97
900,000.01 - 1,000,000.00	8	7,933,749.98	1.50
Total	1,913	528,550,833.87	100.00

CURRENT BALANCE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
52,500.00 - 100,000.00	66	5,689,256.93	1.08
100,000.01 - 150,000.00	258	33,091,294.35	6.26
150,000.01 - 200,000.00	336	58,911,364.39	11.15
200,000.01 - 250,000.00	317	71,034,560.56	13.44
250,000.01 - 300,000.00	276	75,765,672.20	14.33
300,000.01 - 350,000.00	203	65,707,598.12	12.43
350,000.01 - 400,000.00	158	58,887,965.41	11.14
400,000.01 - 450,000.00	95	40,517,912.25	7.67
450,000.01 - 500,000.00	73	34,712,114.88	6.57
500,000.01 - 550,000.00	37	19,415,704.07	3.67
550,000.01 - 600,000.00	27	15,512,628.67	2.93
600,000.01 - 650,000.00	19	11,933,503.32	2.26
650,000.01 - 700,000.00	14	9,393,156.66	1.78
700,000.01 - 750,000.00	15	11,030,937.98	2.09
750,000.01 - 800,000.00	5	3,863,998.49	0.73
800,000.01 - 850,000.00	4	3,364,415.61	0.64
850,000.01 - 900,000.00	2	1,785,000.00	0.34
950,000.01 - 1,000,000.00	8	7,933,749.98	1.50
Total	1,913	528,550,833.87	100.00

GROSS COUPON:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
5.200 - 6.000	450	141,955,370.56	26.86
6.001 - 7.000	1,014	272,729,872.53	51.60
7.001 - 8.000	395	101,962,806.07	19.29
8.001 - 9.000	48	10,488,294.04	1.98
9.001 - 9.750	6	1,414,490.67	0.27
Total	1,913	528,550,833.87	100.00

GROSS MARGIN:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
4.250 - 5.000	1,841	508,373,536.90	96.18
5.001 - 6.000	58	15,589,349.44	2.95
6.001 - 7.000	13	4,396,747.54	0.83
7.001 - 7.700	1	191,199.99	0.04
Total	1,913	528,550,833.87	100.00

COMB. ORIGINAL LTV:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
23.72 - 25.00	1	60,000.00	0.01
30.01 - 35.00	2	270,000.00	0.05
40.01 - 45.00	1	154,000.00	0.03
45.01 - 50.00	3	1,484,963.75	0.28
50.01 - 55.00	9	2,547,691.00	0.48
55.01 - 60.00	7	2,636,041.09	0.50
60.01 - 65.00	18	5,610,585.78	1.06
65.01 - 70.00	31	10,685,606.95	2.02
70.01 - 75.00	55	19,573,696.22	3.70
75.01 - 80.00	1,442	381,598,002.78	72.20
80.01 - 85.00	93	29,570,649.18	5.59
85.01 - 90.00	237	70,347,374.01	13.31
90.01 - 95.00	11	3,048,898.22	0.58
95.01 - 100.00	3	963,324.89	0.18
Total	1,913	528,550,833.87	100.00

DTI RATIO:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
40.00 - 40.00	113	30,245,461.11	5.72
40.01 - 45.00	572	153,601,989.31	29.06
45.01 - 50.00	1,042	286,293,017.30	54.17
50.01 - 55.00	183	57,529,716.14	10.88
55.01 - 59.00	3	880,650.01	0.17
Total	1,913	528,550,833.87	100.00

FICO:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
501 - 550	29	9,364,486.71	1.77
551 - 600	522	142,758,140.91	27.01
601 - 650	759	204,421,753.68	38.68
651 - 700	434	122,719,354.49	23.22
701 - 750	128	37,811,985.92	7.15
751 - 800	40	11,303,192.16	2.14
801 - 802	1	171,920.00	0.03
Total	1,913	528,550,833.87	100.00

MAXIMUM RATE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
11.200 - 12.000	450	141,955,370.56	26.86
12.001 - 13.000	1,013	272,525,872.65	51.56
13.001 - 14.000	396	102,166,805.95	19.33
14.001 - 15.000	48	10,488,294.04	1.98
15.001 - 15.750	6	1,414,490.67	0.27
Total	1,913	528,550,833.87	100.00

MINIMUM RATE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
5.200 - 6.000	450	141,955,370.56	26.86
6.001 - 7.000	1,015	273,061,072.53	51.66
7.001 - 8.000	394	101,631,606.07	19.23
8.001 - 9.000	48	10,488,294.04	1.98
9.001 - 9.750	6	1,414,490.67	0.27
Total	1,913	528,550,833.87	100.00

INITIAL RATE CAP:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
1.000	1,833	507,910,626.33	15.77
2.000	1	203,999.88	0.01
3.000	79	20,436,207.66	0.63
Total	1,913	528,550,833.87	100.00

PERIODIC RATE CAP:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
1.000	1,913	528,550,833.87	16.41
Total	1,913	528,550,833.87	100.00

NEXT RATE CHANGE DATE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
04/01/06 - 04/30/06	3	903,075.26	0.17
05/01/06 - 05/31/06	6	1,577,752.76	0.30
06/01/06 - 06/30/06	6	1,816,490.93	0.34
07/01/06 - 07/31/06	20	6,162,759.31	1.17
08/01/06 - 08/31/06	18	5,872,106.33	1.11
09/01/06 - 09/30/06	120	33,265,494.82	6.29
10/01/06 - 10/31/06	625	174,084,187.85	32.94
11/01/06 - 11/30/06	703	194,075,165.96	36.72
12/01/06 - 12/31/06	329	89,401,839.00	16.91
09/01/07 - 09/30/07	6	1,369,699.83	0.26
10/01/07 - 10/31/07	19	5,916,833.50	1.12
11/01/07 - 11/30/07	20	4,273,015.98	0.81
12/01/07 - 12/31/07	15	3,481,384.00	0.66
08/01/09 - 08/31/09	1	143,588.00	0.03
09/01/09 - 09/30/09	3	582,000.00	0.11
10/01/09 - 10/31/09	4	1,186,140.48	0.22
11/01/09 - 11/30/09	10	3,144,449.86	0.59
12/01/09 - 12/31/09	5	1,294,850.00	0.24
Total	1,913	528,550,833.87	100.00

ORIGINAL TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
360	1,913	528,550,833.87	100.00
Total	1,913	528,550,833.87	100.00

REMAINING TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
351	3	903,075.26	0.17
352	6	1,577,752.76	0.30
353	6	1,816,490.93	0.34
354	20	6,162,759.31	1.17
355	19	6,015,694.33	1.14
356	129	35,217,194.65	6.66
357	648	181,187,161.83	34.28
358	733	201,492,631.80	38.12
359	349	94,178,073.00	17.82
Total	1,913	528,550,833.87	100.00

SEASONING:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
1	349	94,178,073.00	17.82
2	733	201,492,631.80	38.12
3	648	181,187,161.83	34.28
4	129	35,217,194.65	6.66
5	19	6,015,694.33	1.14
6	20	6,162,759.31	1.17
7	6	1,816,490.93	0.34
8	6	1,577,752.76	0.30
9	3	903,075.26	0.17
Total	1,913	528,550,833.87	100.00

AMORTIZATION:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Interest Only	1,913	528,550,833.87	100.00
Total	1,913	528,550,833.87	100.00

SILENT SECOND:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Silent Second	1,347	349,745,527.27	66.17
No Silent Second	566	178,805,306.60	33.83
Total	1,913	528,550,833.87	100.00

PREPAYMENT PENALTY:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Prepayment Penalty	1,697	470,828,565.86	89.08
No Prepayment Penalty	216	57,722,268.01	10.92
Total	1,913	528,550,833.87	100.00

PREPAY TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
0	216	57,722,268.01	10.92
12	44	14,714,227.00	2.78
24	1,436	403,614,261.96	76.36
36	217	52,500,076.90	9.93
Total	1,913	528,550,833.87	100.00

LIEN POSITION:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
First Lien	1,913	528,550,833.87	100.00
Total	1,913	528,550,833.87	100.00

PROPERTY TYPE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Single Family	1,366	381,150,971.11	72.11
PUD	323	91,642,467.29	17.34
Condominium	174	40,446,998.74	7.65
2-4 Units	46	14,410,327.74	2.73
Townhouse	4	900,068.99	0.17
Total	1,913	528,550,833.87	100.00

PURPOSE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Purchase	1,232	323,286,954.23	61.16
Cash Out Refinance	610	183,394,687.02	34.70
Rate/Term Refinance	71	21,869,192.62	4.14
Total	1,913	528,550,833.87	100.00

OCCUPANCY:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Owner Occupied	1,837	512,634,097.98	96.99
Non-owner	66	13,170,855.90	2.49
Second Home	10	2,745,879.99	0.52
Total	1,913	528,550,833.87	100.00

DOCUMENTATION:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Full Documentation	1,840	506,134,841.34	95.76
Limited Documentation	37	12,341,534.62	2.33
Stated Income Documentation	36	10,074,457.91	1.91
Total	1,913	528,550,833.87	100.00

RISK:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
A-1	4	933,523.99	0.18
A-2	5	1,127,149.97	0.21
A-3	2	357,600.00	0.07
A-4	10	3,554,949.22	0.67
A-5	21	5,933,949.72	1.12
A1	450	128,223,255.19	24.26
A2	156	39,594,499.57	7.49
A3	560	158,988,081.88	30.08
AA	3	1,010,384.19	0.19
AP	653	175,270,030.07	33.16
B	20	5,898,715.99	1.12
B+	20	5,244,564.10	0.99
B-	1	261,250.00	0.05
C	7	1,894,829.99	0.36
D	1	258,049.99	0.05
Total	1,913	528,550,833.87	100.00

STATE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Arizona	29	5,489,286.59	1.04
California	1,020	336,089,618.82	63.59
Colorado	190	36,930,970.27	6.99
Connecticut	8	2,651,320.00	0.50
Florida	105	22,548,104.00	4.27
Georgia	70	14,177,314.45	2.68
Illinois	45	9,730,498.10	1.84
Indiana	1	87,600.00	0.02
Maryland	26	6,447,417.97	1.22
Massachusetts	7	3,174,749.98	0.60
Michigan	18	4,111,103.99	0.78
Minnesota	8	1,842,859.89	0.35
Missouri	1	152,000.00	0.03
Nevada	46	10,568,523.96	2.00
New Jersey	8	3,937,498.98	0.74
New Mexico	1	272,500.00	0.05
New York	9	3,697,959.99	0.70
North Carolina	10	1,661,092.23	0.31
Ohio	4	915,499.98	0.17
Oregon	41	7,721,283.42	1.46
Rhode Island	1	191,199.99	0.04
Tennessee	7	1,873,359.74	0.35
Texas	24	4,638,910.70	0.88
Utah	10	1,557,556.73	0.29
Virginia	25	7,533,316.94	1.43
Washington	195	39,691,687.15	7.51
Wisconsin	4	857,600.00	0.16
Total	1,913	528,550,833.87	100.00

notable

TOP 50 PROPERTY ZIP	PROPERTY CITY	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
94565	Bay Point, CA	24	7,025,413.01	1.33
95376	Tracy, CA	13	4,309,599.98	0.82
94509	Antioch, CA	12	3,673,367.50	0.69
94603	Oakland, CA	12	3,432,200.00	0.65
94533	Fairfield, CA	11	3,115,315.92	0.59
94605	Oakland, CA	10	2,954,371.49	0.56
94531	Antioch, CA	7	2,818,360.00	0.53
95122	San Jose, CA	7	2,677,799.98	0.51
94015	Daly City, CA	6	2,596,450.00	0.49
91331	Arleta, CA	8	2,504,200.00	0.47
94112	San Francisco, CA	5	2,464,400.00	0.47
95035	Milpitas, CA	6	2,451,999.98	0.46
95206	Stockton, CA	11	2,407,249.99	0.46
94591	Vallejo, CA	7	2,385,199.99	0.45
93905	Alisal, CA	6	2,360,199.99	0.45
94608	Oakland, CA	7	2,195,450.01	0.42
94568	Dublin, CA	5	2,192,499.99	0.41
94587	Union City, CA	5	2,166,749.99	0.41
94066	San Bruno, CA	5	2,161,599.99	0.41
98374	Puyallup, WA	11	2,125,779.85	0.40
94536	Fremont, CA	5	2,121,600.00	0.40
94580	San Lorenzo, CA	6	2,096,800.00	0.40
94585	Napa, CA	7	2,085,299.93	0.39
95823	Sacramento, CA	9	2,003,369.00	0.38
95624	Elk Grove, CA	6	1,989,250.00	0.38
94080	South San Francisco, CA	4	1,975,919.79	0.37
95356	Modesto, CA	7	1,963,369.97	0.37
95828	Sacramento, CA	8	1,935,100.00	0.37
95355	Modesto, CA	6	1,821,880.07	0.34
92679	Trabuco, CA	3	1,806,999.99	0.34
94514	Byron, CA	3	1,806,149.99	0.34
92009	Carlsbad, CA	3	1,798,397.36	0.34
94520	Clyde, CA	5	1,769,999.99	0.33
94541	Hayward, CA	6	1,761,409.76	0.33
94607	Oakland, CA	5	1,739,963.38	0.33
94806	Richmond, CA	6	1,738,499.99	0.33
91604	Studio City, CA	3	1,731,199.99	0.33
95336	Manteca, CA	6	1,709,659.38	0.32
95127	San Jose, CA	5	1,696,549.99	0.32
92677	Laguna Beach, CA	3	1,693,000.00	0.32
95076	Pajaro, CA	5	1,671,475.61	0.32
95301	Atwater, CA	8	1,650,022.98	0.31
94014	Colma, CA	3	1,629,999.00	0.31
94506	Danville, CA	2	1,601,144.31	0.30
94619	Oakland, CA	4	1,582,000.00	0.30
92880	Corona, CA	4	1,576,524.97	0.30
94805	Richmond, CA	5	1,550,929.62	0.29
95758	Elk Grove, CA	5	1,543,999.03	0.29
94513	Brentwood, CA	3	1,541,999.98	0.29
94589	Vallejo, CA	5	1,531,920.00	0.29
Total		328	111,142,641.74	21.03

LONG BEACH MORTGAGE LOAN TRUST 2005-1

Scheduled 1/01/05 Balances

Pool Group:	Group I& Group II		
Lien:	First Lien		
Total Current Balance:	209,220,998		
Total Original Loan Amount:	209,232,525		
Number Of Loans:	767		
		Minimum	**Maximum**
Average Current Balance:	$272,778.35	$52,500.00	$1,000,000.00
Average Original Loan Amount:	$272,793.38	$52,500.00	$1,000,000.00
Weighted Average Gross Coupon:	7.0686 %	5.2500	9.7500
Weighted Average Gross Margin:	5.0921 %	4.9900	7.7000
Weighted Average Initial Rate Cap:	1.0857 %	1.0000	3.0000
Weighted Average Periodic Rate Cap:	1.0000 %	1.0000	1.0000
Weighted Average Minimum Rate:	7.0686 %	5.2500	9.7500
Weighted Average Maximum Rate:	13.0686 %	11.2500	15.7500
Weighted Average Initial Reset Frequency:	25 months	24	60
Weighted Average Reset Frequency:	6 months	6	6
Weighted Average Next Reset:	22.52 months	15.00	58.00
Weighted Average Comb. Original Ltv:	80.49 %	29.00	95.07
Weighted Average Cltv W Silent 2Nds:	88.19 %	29.00	100.00
Weighted Average Dti Ratio:	42.97 %	5.00	57.00
Weighted Average Fico Score:	578	501	600
Weighted Average Original Term:	360 months	360	360
Weighted Average Remaining Term:	358 months	351	359
Weighted Average Seasoning:	2 months	1	9
Weighted Average Prepay Term:	25 months	0	36
Top State Concentrations ($):	56.22 % California, 7.68 % Washington, 7.66 % Colorado		
Maximum Zip Code Concentration ($):	0.86 % 94514 (Byron, CA)		
First Pay Date:		May 01, 2004	Jan 01, 2005
Paid To Date:		Nov 01, 2004	Feb 01, 2005
Next Rate Change Date:		Apr 01, 2006	Nov 01, 2009
Mature Date:		Apr 01, 2034	Dec 01, 2034

Table

PRODUCT:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
2/28 LIBOR I/O	735	200,018,104.84	95.60
3/27 LIBOR I/O	22	5,623,559.97	2.69
5/25 LIBOR I/O	10	3,579,333.03	1.71
Total	767	209,220,997.84	100.00

AGENCY:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
NULL	767	209,220,997.84	100.00
Total	767	209,220,997.84	100.00

ALTA PRODUCT:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Non Alt A	767	209,220,997.84	100.00
Total	767	209,220,997.84	100.00

SILENT SECOND:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
No Silent Second	396	123,043,206.72	58.81
Silent Second	371	86,177,791.12	41.19
Total	767	209,220,997.84	100.00

INDEX:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
6 Mo Libor	767	209,220,997.84	100.00
Total	767	209,220,997.84	100.00

STATUS:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
C	767	209,220,997.84	100.00
Total	767	209,220,997.84	100.00

ORIGINAL BALANCE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
52,500.00 - 100,000.00	32	2,538,393.88	1.21
100,000.01 - 200,000.00	267	41,068,436.53	19.63
200,000.01 - 300,000.00	212	52,216,404.83	24.96
300,000.01 - 400,000.00	134	46,004,060.69	21.99
400,000.01 - 500,000.00	62	27,636,887.74	13.21
500,000.01 - 600,000.00	27	14,792,211.90	7.07
600,000.01 - 700,000.00	16	10,410,603.30	4.98
700,000.01 - 800,000.00	6	4,605,249.00	2.20
800,000.01 - 900,000.00	7	6,014,999.98	2.87
900,000.01 - 1,000,000.00	4	3,933,749.99	1.88
Total	767	209,220,997.84	100.00

CURRENT BALANCE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
52,500.00 - 100,000.00	32	2,538,393.88	1.21
100,000.01 - 150,000.00	120	15,358,673.41	7.34
150,000.01 - 200,000.00	147	25,709,763.12	12.29
200,000.01 - 250,000.00	119	26,689,203.22	12.76
250,000.01 - 300,000.00	93	25,527,201.61	12.20
300,000.01 - 350,000.00	82	26,534,733.58	12.68
350,000.01 - 400,000.00	52	19,469,327.11	9.31
400,000.01 - 450,000.00	38	16,367,232.79	7.82
450,000.01 - 500,000.00	24	11,269,654.95	5.39
500,000.01 - 550,000.00	15	7,876,511.90	3.76
550,000.01 - 600,000.00	12	6,915,700.00	3.31
600,000.01 - 650,000.00	8	5,032,703.32	2.41
650,000.01 - 700,000.00	8	5,377,899.98	2.57
700,000.01 - 750,000.00	3	2,235,999.00	1.07
750,000.01 - 800,000.00	3	2,369,250.00	1.13
800,000.01 - 850,000.00	5	4,229,999.98	2.02
850,000.01 - 900,000.00	2	1,785,000.00	0.85
950,000.01 - 1,000,000.00	4	3,933,749.99	1.88
Total	767	209,220,997.84	100.00

GROSS COUPON:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
5.250 - 6.000	48	14,206,402.15	6.79
6.001 - 7.000	335	94,885,932.48	45.35
7.001 - 8.000	315	83,760,618.44	40.03
8.001 - 9.000	58	13,875,804.13	6.63
9.001 - 9.750	11	2,492,240.64	1.19
Total	767	209,220,997.84	100.00

GROSS MARGIN:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
4.990 - 5.000	690	188,882,546.33	90.28
5.001 - 6.000	66	17,435,793.99	8.33
6.001 - 7.000	10	2,711,457.53	1.30
7.001 - 7.700	1	191,199.99	0.09
Total	767	209,220,997.84	100.00

COMB. ORIGINAL LTV:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
29.00 - 30.00	1	66,700.00	0.03
30.01 - 35.00	2	270,000.00	0.13
35.01 - 40.00	1	200,000.00	0.10
40.01 - 45.00	1	204,000.00	0.10
45.01 - 50.00	4	1,014,963.75	0.49
50.01 - 55.00	7	1,950,348.96	0.93
55.01 - 60.00	4	1,456,789.96	0.70
60.01 - 65.00	19	6,537,989.41	3.12
65.01 - 70.00	27	8,880,875.82	4.24
70.01 - 75.00	38	14,182,174.04	6.78
75.01 - 80.00	431	105,283,979.33	50.32
80.01 - 85.00	70	23,437,296.99	11.20
85.01 - 90.00	158	44,278,199.58	21.16
90.01 - 95.00	3	998,355.00	0.48
95.01 - 95.07	1	459,325.00	0.22
Total	767	209,220,997.84	100.00

DTI RATIO:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
5.00 - 5.00	1	592,200.00	0.28
5.01 - 10.00	3	1,254,859.31	0.60
10.01 - 15.00	4	919,541.84	0.44
15.01 - 20.00	8	1,739,099.98	0.83
20.01 - 25.00	30	7,652,378.07	3.66
25.01 - 30.00	45	11,605,829.90	5.55
30.01 - 35.00	55	14,146,191.75	6.76
35.01 - 40.00	93	24,695,766.40	11.80
40.01 - 45.00	148	38,099,569.18	18.21
45.01 - 50.00	294	82,211,785.87	39.29
50.01 - 55.00	84	25,601,525.53	12.24
55.01 - 57.00	2	702,250.01	0.34
Total	767	209,220,997.84	100.00

FICO:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
501 - 550	33	10,788,596.71	5.16
551 - 600	734	198,432,401.13	94.84
Total	767	209,220,997.84	100.00

MAXIMUM RATE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
11.250 - 12.000	48	14,206,402.15	6.79
12.001 - 13.000	335	94,885,932.48	45.35
13.001 - 14.000	315	83,760,618.44	40.03
14.001 - 15.000	58	13,875,804.13	6.63
15.001 - 15.750	11	2,492,240.64	1.19
Total	767	209,220,997.84	100.00

MINIMUM RATE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
5.250 - 6.000	48	14,206,402.15	6.79
6.001 - 7.000	335	94,885,932.48	45.35
7.001 - 8.000	315	83,760,618.44	40.03
8.001 - 9.000	58	13,875,804.13	6.63
9.001 - 9.750	11	2,492,240.64	1.19
Total	767	209,220,997.84	100.00

INITIAL RATE CAP:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
1.000	736	200,252,104.84	6.22
3.000	31	8,968,893.00	0.28
Total	767	209,220,997.84	100.00

PERIODIC RATE CAP:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
1.000	767	209,220,997.84	6.50
Total	767	209,220,997.84	100.00

NEXT RATE CHANGE DATE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
04/01/06 - 04/30/06	1	349,875.62	0.17
05/01/06 - 05/31/06	2	490,000.00	0.23
06/01/06 - 06/30/06	2	734,250.01	0.35
07/01/06 - 07/31/06	5	2,771,990.69	1.32
08/01/06 - 08/31/06	6	2,115,407.58	1.01
09/01/06 - 09/30/06	51	12,290,614.39	5.87
10/01/06 - 10/31/06	240	66,386,570.52	31.73
11/01/06 - 11/30/06	302	81,426,990.03	38.92
12/01/06 - 12/31/06	126	33,452,406.00	15.99
09/01/07 - 09/30/07	2	489,999.99	0.23
10/01/07 - 10/31/07	7	2,072,219.98	0.99
11/01/07 - 11/30/07	4	1,150,400.00	0.55
12/01/07 - 12/31/07	9	1,910,940.00	0.91
04/01/09 - 04/30/09	1	192,842.38	0.09
10/01/09 - 10/31/09	5	1,664,590.66	0.80
11/01/09 - 11/30/09	4	1,721,899.99	0.82
Total	767	209,220,997.84	100.00

ORIGINAL TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
360	767	209,220,997.84	100.00
Total	767	209,220,997.84	100.00

REMAINING TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
351	2	542,718.00	0.26
352	2	490,000.00	0.23
353	2	734,250.01	0.35
354	5	2,771,990.69	1.32
355	6	2,115,407.58	1.01
356	53	12,780,614.38	6.11
357	252	70,123,381.16	33.52
358	310	84,299,290.02	40.29
359	135	35,363,346.00	16.90
Total	767	209,220,997.84	100.00

SEASONING:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
1	135	35,363,346.00	16.90
2	310	84,299,290.02	40.29
3	252	70,123,381.16	33.52
4	53	12,780,614.38	6.11
5	6	2,115,407.58	1.01
6	5	2,771,990.69	1.32
7	2	734,250.01	0.35
8	2	490,000.00	0.23
9	2	542,718.00	0.26
Total	767	209,220,997.84	100.00

AMORTIZATION:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Interest Only	767	209,220,997.84	100.00
Total	767	209,220,997.84	100.00

SILENT SECOND:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
No Silent Second	396	123,043,206.72	58.81
Silent Second	371	86,177,791.12	41.19
Total	767	209,220,997.84	100.00

PREPAYMENT PENALTY:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Prepayment Penalty	660	181,086,882.65	86.55
No Prepayment Penalty	107	28,134,115.19	13.45
Total	767	209,220,997.84	100.00

PREPAY TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
0	107	28,134,115.19	13.45
12	17	6,591,699.97	3.15
24	563	156,393,857.52	74.75
36	80	18,101,325.16	8.65
Total	767	209,220,997.84	100.00

LIEN POSITION:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
First Lien	767	209,220,997.84	100.00
Total	767	209,220,997.84	100.00

PROPERTY TYPE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Single Family	588	160,045,190.99	76.50
PUD	120	34,576,138.85	16.53
Condominium	41	9,412,068.02	4.50
2-4 Units	16	4,893,000.00	2.34
Townhouse	2	294,599.98	0.14
Total	767	209,220,997.84	100.00

PURPOSE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Cash Out Refinance	363	107,930,511.41	51.59
Purchase	365	90,988,664.14	43.49
Rate/Term Refinance	39	10,301,822.29	4.92
Total	767	209,220,997.84	100.00

OCCUPANCY:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Owner Occupied	730	199,990,540.64	95.59
Non-owner	27	5,759,417.89	2.75
Second Home	10	3,471,039.31	1.66
Total	767	209,220,997.84	100.00

DOCUMENTATION:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Full Documentation	749	202,737,281.55	96.90
Limited Documentation	12	4,793,200.00	2.29
Stated Income Documentation	6	1,690,516.29	0.81
Total	767	209,220,997.84	100.00

RISK:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
A-2	12	2,927,809.27	1.40
A-3	2	357,600.00	0.17
A-4	8	3,667,249.22	1.75
A-5	16	3,865,449.98	1.85
A3	462	128,367,285.39	61.35
AP	210	54,456,676.11	26.03
B	25	7,137,013.81	3.41
B+	21	5,506,614.10	2.63
B-	1	261,250.00	0.12
C	9	2,415,999.97	1.15
D	1	258,049.99	0.12
Total	767	209,220,997.84	100.00

STATE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Arizona	19	2,843,226.61	1.36
California	359	117,630,552.04	56.22
Colorado	83	16,023,579.01	7.66
Connecticut	6	2,532,899.99	1.21
Florida	45	10,868,916.23	5.19
Georgia	33	6,360,348.14	3.04
Illinois	23	5,124,687.80	2.45
Indiana	1	87,600.00	0.04
Maryland	13	4,142,749.96	1.98
Massachusetts	1	769,250.00	0.37
Michigan	13	2,797,999.01	1.34
Minnesota	5	1,305,700.00	0.62
Nevada	15	3,286,599.45	1.57
New Jersey	5	2,640,299.98	1.26
New York	3	1,013,250.00	0.48
North Carolina	5	898,344.15	0.43
Ohio	5	1,227,049.97	0.59
Oregon	15	3,816,847.33	1.82
Rhode Island	1	191,199.99	0.09
Tennessee	5	907,440.00	0.43
Texas	13	2,351,654.35	1.12
Utah	7	1,614,597.99	0.77
Virginia	13	4,404,987.99	2.11
Washington	77	16,072,617.85	7.68
Wisconsin	2	308,600.00	0.15
Total	767	209,220,997.84	100.00

notable

TOP 50 PROPERTY ZIP	PROPERTY CITY	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
94514	Byron, CA	3	1,806,149.99	0.86
94568	Dublin, CA	4	1,706,499.99	0.82
94605	Oakland, CA	5	1,655,167.69	0.79
95682	Latrobe, CA	2	1,506,000.00	0.72
91390	Saugus, CA	2	1,416,000.00	0.68
21401	Annapolis, MD	2	1,302,499.99	0.62
94531	Antioch, CA	3	1,232,000.00	0.59
95336	Manteca, CA	4	1,128,199.37	0.54
94536	Fremont, CA	3	1,123,200.00	0.54
94565	Bay Point, CA	4	1,122,000.00	0.54
94518	Concord, CA	3	1,118,049.99	0.53
95127	San Jose, CA	3	1,071,749.99	0.51
91324	Northridge, CA	2	1,053,999.99	0.50
94509	Antioch, CA	4	1,046,510.50	0.50
95376	Tracy, CA	3	1,017,919.98	0.49
94804	Richmond, CA	3	1,001,750.00	0.48
06437	Guilford, CT	1	1,000,000.00	0.48
91737	Alta Loma, CA	2	992,200.00	0.47
93012	Camarillo, CA	1	974,999.99	0.47
94608	Oakland, CA	3	974,250.01	0.47
94558	Napa, CA	2	972,399.99	0.46
90266	Manhattan Beach, CA	1	960,000.00	0.46
94560	Newark, CA	2	960,000.00	0.46
95829	Sacramento, CA	2	954,749.99	0.46
94805	Richmond, CA	3	939,999.99	0.45
94546	Hayward, CA	2	931,999.99	0.45
33029	Miramar, FL	2	930,500.00	0.44
95624	Elk Grove, CA	3	906,000.00	0.43
93105	Santa Barbara, CA	1	900,000.00	0.43
92677	Laguna Beach, CA	1	885,000.00	0.42
91730	Cucamonga, CA	3	882,899.99	0.42
94621	Oakland, CA	3	851,000.00	0.41
90275	Rancho Palos Verdes, CA	1	849,999.99	0.41
21738	Glenwood, MD	1	840,000.00	0.40
91384	Castaic, CA	2	817,000.00	0.39
94601	Oakland, CA	3	813,499.99	0.39
93420	Halcyon, CA	1	800,000.00	0.38
08738	Mantoloking, NJ	1	800,000.00	0.38
95610	Citrus Heights, CA	3	791,249.99	0.38
92880	Corona, CA	2	788,524.99	0.38
93905	Alisal, CA	2	775,000.00	0.37
02025	Cohasset, MA	1	769,250.00	0.37
95366	Ripon, CA	2	766,499.99	0.37
94806	Richmond, CA	3	765,499.99	0.37
95122	San Jose, CA	2	752,999.99	0.36
92009	Carlsbad, CA	1	749,999.00	0.36
93060	Santa Paula, CA	1	748,000.00	0.36
94941	Muir Woods, CA	1	738,000.00	0.35
95205	Stockton, CA	4	718,800.00	0.34
94564	Pinole, CA	2	702,999.99	0.34
Total		115	49,311,021.35	23.57

LONG BEACH MORTGAGE LOAN TRUST 2005-1
Scheduled 1/01/05 Balances

		Minimum	Maximum
Pool Group:	Group I& Group II		
Lien:	First Lien		
Total Current Balance:	655,784,813		
Total Original Loan Amount:	655,804,058		
Number Of Loans:	2,455		
Average Current Balance:	$267,122.12	$52,800.00	$1,000,000.00
Average Original Loan Amount:	$267,129.96	$52,800.00	$1,000,000.00
Weighted Average Gross Coupon:	6.6009 %	5.0500	9.7500
Weighted Average Gross Margin:	5.0224 %	4.2500	7.7000
Weighted Average Initial Rate Cap:	1.0880 %	1.0000	3.0000
Weighted Average Periodic Rate Cap:	1.0000 %	1.0000	1.0000
Weighted Average Minimum Rate:	6.6006 %	5.0500	9.7500
Weighted Average Maximum Rate:	12.6012 %	11.0500	15.7500
Weighted Average Initial Reset Frequency:	25 months	24	60
Weighted Average Reset Frequency:	6 months	6	6
Weighted Average Next Reset:	22.49 months	15.00	59.00
Weighted Average Comb. Original Ltv:	82.11 %	80.00	100.00
Weighted Average Cltv W Silent 2Nds:	95.42 %	80.00	100.00
Weighted Average Dti Ratio:	41.87 %	1.00	59.00
Weighted Average Fico Score:	637	501	802
Weighted Average Original Term:	360 months	360	360
Weighted Average Remaining Term:	358 months	351	359
Weighted Average Seasoning:	2 months	1	9
Weighted Average Prepay Term:	25 months	0	36
Top State Concentrations ($):	58.96 % California, 8.28 % Washington, 7.78 % Colorado		
Maximum Zip Code Concentration ($):	1.12 % 94565 (Bay Point, CA)		
First Pay Date:		May 01, 2004	Jan 01, 2005
Paid To Date:		Nov 01, 2004	Feb 01, 2005
Next Rate Change Date:		Apr 01, 2006	Dec 01, 2009
Mature Date:		Apr 01, 2034	Dec 01, 2034

Table

PRODUCT:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
2/28 LIBOR I/O	2,346	626,506,005.33	95.54
3/27 LIBOR I/O	78	19,386,839.28	2.96
5/25 LIBOR I/O	31	9,891,968.08	1.51
Total	2,455	655,784,812.69	100.00

AGENCY:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
NULL	2,455	655,784,812.69	100.00
Total	2,455	655,784,812.69	100.00

ALTA PRODUCT:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Alt A	6	1,463,062.74	0.22
Non Alt A	2,449	654,321,749.95	99.78
Total	2,455	655,784,812.69	100.00

SILENT SECOND:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Silent Second	1,775	453,945,159.81	69.22
No Silent Second	680	201,839,652.88	30.78
Total	2,455	655,784,812.69	100.00

INDEX:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
6 Mo Libor	2,455	655,784,812.69	100.00
Total	2,455	655,784,812.69	100.00

STATUS:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
C	2,455	655,784,812.69	100.00
Total	2,455	655,784,812.69	100.00

ORIGINAL BALANCE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
52,800.00 - 100,000.00	106	9,080,829.87	1.38
100,000.01 - 200,000.00	823	126,239,207.16	19.25
200,000.01 - 300,000.00	728	179,910,311.17	27.43
300,000.01 - 400,000.00	441	152,677,705.94	23.28
400,000.01 - 500,000.00	199	89,033,296.12	13.58
500,000.01 - 600,000.00	86	46,926,789.21	7.16
600,000.01 - 700,000.00	37	23,833,367.98	3.63
700,000.01 - 800,000.00	22	16,381,635.48	2.50
800,000.01 - 900,000.00	8	6,766,919.78	1.03
900,000.01 - 1,000,000.00	5	4,934,749.98	0.75
Total	2,455	655,784,812.69	100.00

CURRENT BALANCE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
52,800.00 - 100,000.00	106	9,080,829.87	1.38
100,000.01 - 150,000.00	373	47,507,077.50	7.24
150,000.01 - 200,000.00	450	78,732,129.66	12.01
200,000.01 - 250,000.00	392	87,554,244.36	13.35
250,000.01 - 300,000.00	336	92,356,066.81	14.08
300,000.01 - 350,000.00	240	77,754,544.11	11.86
350,000.01 - 400,000.00	201	74,923,161.83	11.42
400,000.01 - 450,000.00	108	45,899,161.95	7.00
450,000.01 - 500,000.00	91	43,134,134.17	6.58
500,000.01 - 550,000.00	49	25,702,951.85	3.92
550,000.01 - 600,000.00	37	21,223,837.36	3.24
600,000.01 - 650,000.00	22	13,733,612.20	2.09
650,000.01 - 700,000.00	15	10,099,755.78	1.54
700,000.01 - 750,000.00	16	11,765,636.99	1.79
750,000.01 - 800,000.00	6	4,615,998.49	0.70
800,000.01 - 850,000.00	7	5,874,419.78	0.90
850,000.01 - 900,000.00	1	892,500.00	0.14
950,000.01 - 1,000,000.00	5	4,934,749.98	0.75
Total	2,455	655,784,812.69	100.00

GROSS COUPON:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
5.050 - 6.000	530	160,659,074.78	24.50
6.001 - 7.000	1,267	334,519,334.89	51.01
7.001 - 8.000	564	139,969,608.40	21.34
8.001 - 9.000	82	18,054,553.98	2.75
9.001 - 9.750	12	2,582,240.64	0.39
Total	2,455	655,784,812.69	100.00

GROSS MARGIN:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
4.250 - 5.000	2,376	634,800,999.92	96.80
5.001 - 6.000	64	17,007,745.25	2.59
6.001 - 7.000	14	3,784,867.53	0.58
7.001 - 7.700	1	191,199.99	0.03
Total	2,455	655,784,812.69	100.00

COMB. ORIGINAL LTV:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
80.00 - 80.00	1,896	490,060,004.28	74.73
80.01 - 85.00	154	49,970,351.52	7.62
85.01 - 90.00	388	110,325,633.78	16.82
90.01 - 95.00	13	3,645,498.22	0.56
95.01 - 100.00	4	1,783,324.89	0.27
Total	2,455	655,784,812.69	100.00

DTI RATIO:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
1.00 - 5.00	11	3,645,898.29	0.56
5.01 - 10.00	20	6,460,577.51	0.99
10.01 - 15.00	24	7,880,472.35	1.20
15.01 - 20.00	36	10,787,470.71	1.64
20.01 - 25.00	68	18,912,993.30	2.88
25.01 - 30.00	114	26,491,434.19	4.04
30.01 - 35.00	208	52,950,235.64	8.07
35.01 - 40.00	353	89,579,573.07	13.66
40.01 - 45.00	526	139,417,067.06	21.26
45.01 - 50.00	966	259,286,179.16	39.54
50.01 - 55.00	128	40,194,511.41	6.13
55.01 - 59.00	1	178,400.00	0.03
Total	2,455	655,784,812.69	100.00

FICO:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
501 - 550	27	8,379,755.62	1.28
551 - 600	609	157,810,838.40	24.06
601 - 650	967	253,351,498.92	38.63
651 - 700	595	165,489,116.76	25.24
701 - 750	194	54,603,788.14	8.33
751 - 800	62	15,977,894.85	2.44
801 - 802	1	171,920.00	0.03
Total	2,455	655,784,812.69	100.00

MAXIMUM RATE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
11.050 - 12.000	530	160,659,074.78	24.50
12.001 - 13.000	1,266	334,315,335.01	50.98
13.001 - 14.000	565	140,173,608.28	21.37
14.001 - 15.000	82	18,054,553.98	2.75
15.001 - 15.750	12	2,582,240.64	0.39
Total	2,455	655,784,812.69	100.00

MINIMUM RATE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
5.050 - 6.000	530	160,659,074.78	24.50
6.001 - 7.000	1,268	334,850,534.89	51.06
7.001 - 8.000	563	139,638,408.40	21.29
8.001 - 9.000	82	18,054,553.98	2.75
9.001 - 9.750	12	2,582,240.64	0.39
Total	2,455	655,784,812.69	100.00

INITIAL RATE CAP:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
1.000	2,347	626,833,593.44	19.46
2.000	1	203,999.88	0.01
3.000	107	28,747,219.37	0.89
Total	2,455	655,784,812.69	100.00

PERIODIC RATE CAP:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
1.000	2,455	655,784,812.69	20.36
Total	2,455	655,784,812.69	100.00

NEXT RATE CHANGE DATE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
04/01/06 - 04/30/06	2	553,199.64	0.08
05/01/06 - 05/31/06	7	1,539,769.76	0.23
06/01/06 - 06/30/06	6	1,634,360.92	0.25
07/01/06 - 07/31/06	25	7,452,364.56	1.14
08/01/06 - 08/31/06	21	6,043,280.74	0.92
09/01/06 - 09/30/06	147	39,241,430.89	5.98
10/01/06 - 10/31/06	799	216,720,168.42	33.05
11/01/06 - 11/30/06	909	242,386,941.40	36.96
12/01/06 - 12/31/06	430	110,934,489.00	16.92
09/01/07 - 09/30/07	7	1,623,699.82	0.25
10/01/07 - 10/31/07	22	6,705,025.49	1.02
11/01/07 - 11/30/07	27	6,258,229.97	0.95
12/01/07 - 12/31/07	22	4,799,884.00	0.73
04/01/09 - 04/30/09	1	192,842.38	0.03
05/01/09 - 05/31/09	1	355,500.00	0.05
08/01/09 - 08/31/09	1	143,588.00	0.02
09/01/09 - 09/30/09	4	1,067,999.99	0.16
10/01/09 - 10/31/09	8	2,543,740.47	0.39
11/01/09 - 11/30/09	12	4,543,447.24	0.69
12/01/09 - 12/31/09	4	1,044,850.00	0.16
Total	2,455	655,784,812.69	100.00

ORIGINAL TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
360	2,455	655,784,812.69	100.00
Total	2,455	655,784,812.69	100.00

REMAINING TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
351	3	746,042.02	0.11
352	8	1,895,269.76	0.29
353	6	1,634,360.92	0.25
354	25	7,452,364.56	1.14
355	22	6,186,868.74	0.94
356	158	41,933,130.70	6.39
357	829	225,968,934.38	34.46
358	948	253,188,618.61	38.61
359	456	116,779,223.00	17.81
Total	2,455	655,784,812.69	100.00

SEASONING:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
1	456	116,779,223.00	17.81
2	948	253,188,618.61	38.61
3	829	225,968,934.38	34.46
4	158	41,933,130.70	6.39
5	22	6,186,868.74	0.94
6	25	7,452,364.56	1.14
7	6	1,634,360.92	0.25
8	8	1,895,269.76	0.29
9	3	746,042.02	0.11
Total	2,455	655,784,812.69	100.00

AMORTIZATION:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Interest Only	2,455	655,784,812.69	100.00
Total	2,455	655,784,812.69	100.00

SILENT SECOND:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Silent Second	1,775	453,945,159.81	69.22
No Silent Second	680	201,839,652.88	30.78
Total	2,455	655,784,812.69	100.00

PREPAYMENT PENALTY:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Prepayment Penalty	2,126	574,114,652.88	87.55
No Prepayment Penalty	329	81,670,159.81	12.45
Total	2,455	655,784,812.69	100.00

PREPAY TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
0	329	81,670,159.81	12.45
12	55	19,054,928.28	2.91
24	1,789	486,115,752.57	74.13
36	282	68,943,972.03	10.51
Total	2,455	655,784,812.69	100.00

LIEN POSITION:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
First Lien	2,455	655,784,812.69	100.00
Total	2,455	655,784,812.69	100.00

PROPERTY TYPE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Single Family	1,737	472,168,727.40	72.00
PUD	406	107,654,165.87	16.42
Condominium	238	53,672,051.43	8.18
2-4 Units	68	21,172,799.01	3.23
Townhouse	6	1,117,068.98	0.17
Total	2,455	655,784,812.69	100.00

PURPOSE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Purchase	1,641	425,525,855.80	64.89
Cash Out Refinance	731	207,362,336.08	31.62
Rate/Term Refinance	83	22,896,620.81	3.49
Total	2,455	655,784,812.69	100.00

OCCUPANCY:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Owner Occupied	2,291	618,662,199.93	94.34
Non-owner	136	27,728,881.73	4.23
Second Home	28	9,393,731.03	1.43
Total	2,455	655,784,812.69	100.00

DOCUMENTATION:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Full Documentation	2,354	628,615,722.87	95.86
Limited Documentation	48	14,631,894.58	2.23
Stated Income Documentation	53	12,537,195.24	1.91
Total	2,455	655,784,812.69	100.00

RISK:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
A-1	5	1,311,123.98	0.20
A-2	12	2,871,809.28	0.44
A-3	2	357,600.00	0.05
A-4	8	3,039,949.97	0.46
A-5	15	4,244,449.73	0.65
A1	621	174,008,404.84	26.53
A2	197	48,810,821.65	7.44
A3	678	183,146,630.12	27.93
AA	6	1,463,062.74	0.22
AP	858	222,261,198.88	33.89
B	24	7,602,375.99	1.16
B+	22	5,468,285.54	0.83
C	7	1,199,099.97	0.18
Total	2,455	655,784,812.69	100.00

STATE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Alaska	1	210,400.00	0.03
Arizona	47	8,326,050.17	1.27
California	1,181	386,644,647.75	58.96
Colorado	257	51,029,274.43	7.78
Connecticut	10	3,200,719.99	0.49
Florida	161	32,890,390.19	5.02
Georgia	112	20,977,920.29	3.20
Illinois	58	12,970,920.20	1.98
Indiana	2	144,100.00	0.02
Maryland	35	8,524,865.97	1.30
Massachusetts	8	3,500,349.97	0.53
Michigan	30	6,304,866.99	0.96
Minnesota	17	3,556,769.89	0.54
Missouri	1	152,000.00	0.02
Nebraska	2	461,200.00	0.07
Nevada	52	11,372,325.92	1.73
New Jersey	13	5,504,298.97	0.84
New Mexico	1	272,500.00	0.04
New York	11	4,254,959.98	0.65
North Carolina	23	3,597,059.84	0.55
Ohio	12	2,443,999.96	0.37
Oregon	56	11,302,617.51	1.72
Rhode Island	1	191,199.99	0.03
Tennessee	11	2,674,159.74	0.41
Texas	37	6,795,768.82	1.04
Utah	26	5,223,656.73	0.80
Virginia	29	8,078,866.93	1.23
Washington	257	54,321,322.46	8.28
Wisconsin	4	857,600.00	0.13
Total	2,455	655,784,812.69	100.00

notable

TOP 50 PROPERTY ZIP PROPERTY CITY	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
94565 Bay Point, CA	25	7,360,107.72	1.12
95376 Tracy, CA	16	5,369,599.97	0.82
94603 Oakland, CA	18	5,185,799.99	0.79
94509 Antioch, CA	16	5,049,937.48	0.77
94605 Oakland, CA	15	4,933,877.69	0.75
94531 Antioch, CA	10	3,890,359.99	0.59
94533 Fairfield, CA	12	3,376,315.92	0.51
94015 Daly City, CA	7	3,220,199.99	0.49
95758 Elk Grove, CA	9	2,894,618.02	0.44
91331 Arleta, CA	8	2,624,567.14	0.40
98374 Puyallup, WA	13	2,512,779.94	0.38
94607 Oakland, CA	7	2,481,679.75	0.38
95035 Milpitas, CA	6	2,451,999.98	0.37
95823 Sacramento, CA	11	2,432,968.99	0.37
95828 Sacramento, CA	10	2,425,100.00	0.37
95206 Stockton, CA	11	2,364,499.99	0.36
95122 San Jose, CA	6	2,340,799.99	0.36
94591 Vallejo, CA	7	2,309,127.20	0.35
95624 Elk Grove, CA	7	2,286,850.00	0.35
95336 Manteca, CA	8	2,247,159.37	0.34
94561 Oakley, CA	7	2,229,599.99	0.34
94580 San Lorenzo, CA	6	2,216,800.00	0.34
93905 Alisal, CA	5	2,205,699.98	0.34
94619 Oakland, CA	6	2,170,000.00	0.33
94066 San Bruno, CA	5	2,161,599.99	0.33
94112 San Francisco, CA	4	2,154,400.00	0.33
94568 Dublin, CA	5	2,125,131.19	0.32
94585 Napa, CA	7	2,085,299.93	0.32
94621 Oakland, CA	8	2,053,275.11	0.31
94587 Union City, CA	4	2,031,199.12	0.31
98390 Sumner, WA	9	1,989,570.00	0.30
94080 South San Francisco, CA	4	1,975,919.79	0.30
95301 Atwater, CA	9	1,968,422.98	0.30
94801 Richmond, CA	6	1,963,499.99	0.30
95340 Merced, CA	8	1,940,419.97	0.30
94589 Vallejo, CA	6	1,835,920.00	0.28
95127 San Jose, CA	5	1,827,299.99	0.28
95355 Modesto, CA	6	1,821,880.07	0.28
95076 Pajaro, CA	5	1,801,599.99	0.27
90240 Downey, CA	3	1,775,497.39	0.27
94520 Clyde, CA	5	1,769,999.99	0.27
94541 Hayward, CA	6	1,761,409.76	0.27
30310 Atlanta, GA	9	1,741,899.95	0.27
94806 Richmond, CA	6	1,738,499.99	0.27
95111 San Jose, CA	5	1,731,999.98	0.26
91604 Studio City, CA	3	1,731,199.99	0.26
91384 Castaic, CA	3	1,709,500.00	0.26
95356 Modesto, CA	6	1,676,369.97	0.26
94513 Brentwood, CA	4	1,648,399.99	0.25
95815 Sacramento, CA	8	1,646,799.98	0.25
Total	395	125,247,464.20	19.10